As filed with the Securities and Exchange Commission on May 6, 2010.
Registration No. 333-166143

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MIE HOLDINGS CORPORATION

(Exact name of Registrant as specified in its charter)

Cayman Islands	1311	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 406, Block C, Grand Place
5 Hui Zhong Road
Chaoyang District
Beijing 100101
People’s Republic of China
+86-10-8489-2298

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Zhang Latham & Watkins 41/F, One Exchange Square 8 Connaught Place, Central Hong Kong +852-2912-2503	Vivian Tsoi White & Case LLP 19th Floor, Tower 1 of China Central Place 81# Jianguo Lu, Chaoyang District Beijing 100025 People’s Republic of China +86-10-5912-9612	Alan Seem Shearman & Sterling LLP 12th Floor, East Tower Twin Towers B-12 Jianguomenwai Dajie Beijing 100022 People’s Republic of China +86-10-5922-8000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed maximum	Proposed maximum	Amount of
Securities to be Registered(1)	registered	offering price	aggregate offering price(2)	registration fee
Ordinary Shares, par value $0.001 per share(3)	34,500,000	$3.20	$110,400,000	$7,872(4)

(1)	Includes (a) all ordinary shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public, and (b) ordinary shares represented by American depositary shares upon the exercise of the underwriters’ option to purchase additional shares.

(2)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered pursuant to a separate registration statement on Form F-6. Each two American depositary shares represent five ordinary shares.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Dated May 6, 2010

PROSPECTUS

MIE Holdings Corporation

12,000,000 American Depositary Shares
Representing
30,000,000 Ordinary Shares

This is MIE Holdings Corporation’s initial public offering. We are selling 12,000,000 American depositary shares, or ADSs. Each two ADSs represent five ordinary shares, par value $0.001 per share, of MIE Holdings Corporation.

We expect the public offering price to be between $7.00 and $8.00 per ADS. Currently, no public market exists for the ADSs or the ordinary shares. After pricing of the offering, we expect that our ADSs will trade on the New York Stock Exchange under the symbol “MIE.”

Investing in our ADSs involves risks that are described in the “Risk Factors” section beginning on page 16 of this prospectus.

	Per ADS	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 1,800,000 ADSs from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about          , 2010.

BofA Merrill Lynch	J.P.Morgan

Macquarie Capital	RBC Capital Markets

The date of this prospectus is          , 2010.

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

CONVENTIONS USED IN THIS PROSPECTUS

This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, translations from Renminbi to U.S. dollars solely for the convenience of the reader have been made at the noon buying rate in New York, New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 31, 2009, which was RMB6.8259 to $1.00. We make no representation that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. On April 30, 2010, the noon buying rate was RMB6.8247 to $1.00. Data provided in tables may not equal the total amounts shown due to rounding.

Unless the context otherwise requires, references in this prospectus to:

•	“we,” “us,” “our company,” “our” and “MIEH” refer to MIE Holdings Corporation, a company incorporated in the Cayman Islands on March 20, 2008, which, unless otherwise required under the context, includes its predecessor entities and its consolidated subsidiary;

•	“ADSs” refers to our American depositary shares, each two of which represent five ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “U.S. dollars” or “US$” refers to the legal currency of the United States;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share; and

•	“PetroChina” refers to PetroChina Company Limited, which, unless otherwise required under the context, includes its parent company, China National Petroleum Corporation, or “CNPC,” and CNPC’s group companies.

Statements in this prospectus as to the number of ordinary shares outstanding immediately prior to this offering includes (i) 25,101,220 ordinary shares that are to be issued upon conversion of 25,101,220 series A preferred shares and (ii) 18,212,560 ordinary shares that are to be issued upon conversion of 36,425,120 series B preferred shares outstanding immediately prior to the closing of this offering.

References to share information and per share data reflect the 10-to-1 share split effected on April 16, 2010, in which every ordinary share, series A preferred share and series B preferred share was subdivided into ten ordinary shares, series A preferred shares and series B preferred shares, respectively, and the par value of the shares was changed from $0.01 per share to $0.001 per share.

In December 2008, the United States Securities and Exchange Commission, or the SEC, announced that it had approved revisions designed to modernize the oil and gas company reserves reporting requirements. The revisions became effective on January 1, 2010. For purposes of this prospectus, the oil and gas reserve disclosure rules prior to the effectiveness of the revisions are referred to herein as the “old SEC reserve rules.” The new oil and gas reserve disclosure rules that became effective on January 1, 2010 are referred to herein as the “new SEC reserve rules.” Our reserve-related disclosure as of and for the years ended December 31, 2007 and 2008 (with the exception of reserve estimation used to calculate unit of production for depreciation, depletion and amortization) comply with the old SEC reserve rules. Our reserve-related disclosure as of and for the year ended December 31, 2009 (with the exception of reserve estimates used to calculate unit of production for depreciation, depletion and amortization) complies with the new SEC reserve rules.

GLOSSARY

The following glossary contains definitions of certain terms used in this prospectus in connection with our business. Some of these may not correspond to standard industry definitions:

“acreage”	the total area, expressed in acres, over which an entity has interests in exploration or production. Net acreage is the entity’s interest, expressed in acres, in the relevant exploration or production area.

“API gravity”	an indication of the density of crude oil or other liquid hydrocarbons as measured by a system recommended by the American Petroleum Institute, measured in degrees. The lower the API gravity, the heavier the compound.

“barrel”	equivalent to approximately 0.135 tons of oil (assuming an API gravity of 35.2 degrees).

“contract area”	an area demarcated by geographical coordinates as set out in the production sharing contract for the cooperative exploitation of oil resources.

“developed reserves”	under the new SEC reserve rules, developed reserves are reserves of any category that can be expected to be recovered (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well, and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

“development costs”	for a given period, costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil.

“dry hole” or “dry well”	an exploration well that is not commercial, i.e. economically feasible to develop. The full costs incurred in such drillings are charged as an expense.

“injector”	well used as a conduit to pump water into the reservoir as part of the waterflood process.

“lifting costs”	for a given period, costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. Also known as production costs.

“net”	as used in “net development wells,” “net productive wells” and “net production,” represents a party’s interest in wells or the production under the production sharing contracts.

“net proved reserves”	a party’s interest in proved reserves under the production sharing contracts.

“oil operations”	the development, production, operation and other related activities conducted in carrying out a production sharing contract.

“permeability”	a measure of the ability of a porous mass such as rocks to transmit oil or natural gas.

“porosity”	a measure of the void spaces in a material and generally refers to the fraction of the total volume in which flow of oil is effectively taking place.

“possible reserves”	additional reserves that are less certain to be recovered than probable reserves.

“primary recovery”	the first stage of oil production, in which natural reservoir energy, such as gasdrive, waterdrive or gravity drainage, displaces oil from the reservoir, into the wellbore and up to surface.

“probable reserves”	additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

“proved developed reserves”	under the old SEC reserve rules, proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“proved reserves”	under the old SEC reserve rules, proved reserves are estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. See Rule 4-10(a)(2) through (2)(iii), (3) and (4) of Regulation S-X under the Securities Act of 1933, as amended, or the Securities Act, for a fuller definition of “proved reserves.”

Under the new SEC reserve rules, proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

“proved undeveloped reserves”	under the old SEC reserve rules, proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage is limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

“reserve-to-production ratio”	for any given well or oilfield, the ratio of proved reserves to annual production of crude oil or, with respect to natural gas, to wellhead production excluding flared gas.

“reservoir”	an underground accumulation of oil or natural gas. Analysis of reservoirs at the simplest level requires an assessment of their porosity (to calculate the volume of in situ oil or natural gas) and their permeability (to calculate how easily oil or natural gas will flow out of them).

“secondary recovery”	the second stage of oil production during which an external fluid such as water or gas is injected into the reservoir through injection wells located in rock that has fluid communication with production wells. The purpose of secondary recovery is to maintain reservoir pressure and to displace oil toward the wellbore.

“undeveloped reserves”	under the new SEC reserve rules, undeveloped reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology establishing reasonable certainty.

“water cut”	for given production volume of crude oil, the percentage that water constitutes of all fluids extracted from wells.

“waterflood”	a method of secondary recovery of oil in which water is injected into an oil reservoir to force additional oil out of the reservoir rock and into producer wells.

v

PROSPECTUS SUMMARY

This summary highlights selected information about us and the ADSs that we are offering. It may not contain all of the information that may be important to you. Before investing in the ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our audited consolidated and other financial statements and the related notes, and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our Business

We are one of the largest independent upstream oil companies operating onshore in China as measured by net proved reserves. We operate the Daan, Moliqing and Miao 3 oilfields in the Songliao Basin, China’s most prolific oil-producing basin, under three separate production sharing contracts with PetroChina, the largest oil company in China. In addition, we pursue other exploration, development and production opportunities in China and internationally both independently and in partnership with other major and independent oil companies.

As of December 31, 2009, we had estimated net proved reserves of approximately 30.9 million barrels of crude oil. Our daily crude oil production has grown significantly since 2001, when we took over the operations of the three oilfields. Our net production averaged 6,439 barrels, 8,150 barrels and 7,637 barrels of crude oil per day in 2007, 2008 and 2009, respectively, representing a compound annual growth rate, or CAGR, of 8.9%. Since Far East Energy Limited, or FEEL, acquired MI Energy Corporation, or MIE, in August 2003, our net production of crude oil grew from an average of 1,767 barrels per day in 2004 to 7,637 barrels per day in 2009, representing a CAGR of 34.0%. Our net production decreased to an average of 6,449 barrels per day in the first half of 2009, primarily due to the global economic and financial crisis in late 2008 and early 2009 and the resulting decrease in demand for oil in China, but rebounded to an average of 8,806 barrels per day in the second half of 2009. Our high level of development and production activities is demonstrated by our high rig count and number of productive wells. In 2008, we concurrently operated 24 drilling rigs, and in 2009, we concurrently operated 25 drilling rigs. As of December 31, 2009, we operated an aggregate of 1,383 gross productive wells in our three oilfields.

As the operator of the Daan, Moliqing and Miao 3 oilfields, we hold a 90% participating interest in the foreign contractors’ entitlement and obligations under the production sharing contracts. Global Oil Corporation, or GOC, a passive foreign contractor that is not directly involved in the operations of the oilfields, holds the remaining 10% participating interest. Under each of the production sharing contracts, we provide funding, technology and managerial experience for the development and production of oil resources in these oilfields. In exchange, we share in the production of crude oil with PetroChina after the successful development of oil reserves according to the formula set forth in the production sharing contracts. In a given period during the commercial production phase under the production sharing contracts, the revenue and operating costs may be allocated to the foreign contractors in the range of 48% to 80% based on whether the foreign contractors have fully recovered development costs. See “— Production Sharing Contracts” for more information on the revenue and cost allocations under the production sharing contracts. All of the oil produced in our three oilfields is sold to PetroChina. The production sharing contracts for the Daan, Moliqing and Miao 3 oilfields will terminate in 2024, 2028 and 2028, respectively.

Our operating success and effective application of know-how are evidenced by our strong track record and high success rates. From 2001 to the end of 2009, we drilled 1,373 gross development wells in our oilfields, of which only seven were dry holes. As of December 31, 2007, 2008 and 2009, we operated 827, 1,218, and 1,383 gross productive wells, respectively. We believe our oilfields have strong growth potential, and we are continually expanding our operations by drilling more wells in the oilfields we operate, which we believe will substantially increase our net production of crude oil over the next several years. As of December 31, 2009, we identified 691 potential locations for future drilling and had estimated net proved undeveloped reserves of 11.7 million barrels for those locations.

In 2007, 2008 and 2009, our revenue amounted to RMB1,221.6 million, RMB1,971.7 million and RMB1,166.8 million ($170.9 million), respectively. In 2007, 2008 and 2009, our EBITDA amounted to RMB797.8 million, RMB1,256.8 million and RMB687.0 million ($100.6 million), respectively, and our adjusted EBITDA amounted to RMB817.5 million, RMB1,127.9 million and RMB821.3 million ($120.3 million), respectively. Our net profit amounted to RMB308.9 million, RMB611.1 million and RMB110.5 million ($16.1 million) for the years ended December 31, 2007, 2008 and 2009, respectively. EBITDA refers to earnings before finance income, finance costs, income tax and depreciation, depletion and amortization. Adjusted EBITDA refers to EBITDA adjusted to exclude share-based compensation expense, impairment of property, plant and equipment, impairment of inventory, net loss/(gain) on forward foreign exchange contract, realized and unrealized loss/(gain) on the oil put option and accrual/write-back of safety fees. See “Non-IFRS Financial Measures” for a reconciliation of EBITDA and adjusted EBITDA to net profit.

Our Strengths

We believe the following strengths have contributed to our growth and differentiate us from our competitors:

•	One of the largest independent upstream oil companies operating onshore in China with strong growth potential;

•	Proven track record of developing and operating low permeability oilfields;

•	Competitive cost structure and operational efficiency;

•	Low risk operations with effective recovery of development and operating costs through the production sharing contract structure;

•	Long-standing and strong relationship with PetroChina; and

•	Strong management team with international experience and local knowledge.

Our Strategies

We believe we can maintain our competitiveness and growth by implementing the following strategies:

•	Increase production through the development of proved undeveloped reserves;

•	Increase our net reserves and net production by securing new production sharing contracts and acquiring existing production sharing contracts in China;

•	Continue to improve operational efficiency through the application of advanced technologies; and

•	Selectively expand into emerging markets outside of China.

Our Challenges

We believe the primary challenges we face include:

•	our dependence on our relationship with PetroChina and our production sharing contracts with PetroChina;

•	volatility of crude oil prices and the cyclical nature of the oil and gas industry;

•	our dependence on the services of key personnel;

•	impediments to the execution and funding of our growth strategy; and

•	regulatory changes, including changes to environmental laws and changes to rules or interpretations of rules relating to the oil and gas industry.

In addition, we also face other risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our ADSs.

Industry Background

Growing energy demand and robust oil prices are driving growth in the global oil and gas industry. Global oil consumption has historically grown at a steady pace, representing a CAGR of 1.4% from 1998 to 2008. Going forward, the oil and gas industry is expected to experience continued growth in order to meet growing demand for oil. In particular, the global oil demand growth outlook is increasingly dependent on the economic growth in China, which is expected to continue to fuel oil consumption. The International Energy Agency, or the IEA, estimates that oil consumption in China will grow at a CAGR of 4.4% during the period from 2008 to 2015, compared to a CAGR of only 0.6% globally.

China’s domestic oil production is increasingly insufficient to meet the demand for oil in China, as consumption growth outpaces production growth. Domestic oil production in China grew at a CAGR of 1.7% from 1998 and 2008, compared to a CAGR of 6.6% for oil consumption in the same period. In 2008, the net importation of oil in China amounted to 3.9 million barrels per day, or 48.8% of the total oil consumption of 8.0 million barrels per day. Imports will be increasingly critical to meeting China’s domestic oil demand in the future. As a result, there is a strong impetus by the Chinese government to encourage both onshore and offshore oil production activities in China. Given the maturity and gradual decline of high permeability oilfields, the reserve additions in low permeability oilfields as a percentage of total reserve additions in China increased from approximately 27% before 2000 to approximately 70% between 2001 and 2005. It is estimated that oil reserves at low permeability oilfields represent 31% of China’s overall oil reserves.

China’s oil and gas industry is dominated by three national oil companies, namely PetroChina, China Petroleum and Chemical Corporation, or Sinopec, and China National Offshore Oil Corporation, or CNOOC. PetroChina is the largest among the three in terms of proved reserves and net production. There is also increasing participation from independent oil companies in China’s oil and gas industry. Upstream cooperation by foreign companies in onshore oil development and production in China has increased and has been characterized by the involvement of smaller foreign oil and gas companies in specific operating regions where these foreign participants are able to introduce advanced technologies and expertise, such as operating and developing low-permeability oilfields in the Songliao Basin. The Chinese government has enacted legislation and implemented policies to support continued foreign participation in the domestic oil and gas industry. An important feature of the onshore oil and gas sector in China is the general availability of oilfield service providers and the related ability to control costs, making operations in onshore China a commercially attractive option for independent oil companies.

Production Sharing Contracts

Our business operations are based on production sharing contracts entered into among us, GOC and China National Petroleum Corporation, or CNPC, the parent company of PetroChina. Most of CNPC’s rights and obligations were subsequently assigned to PetroChina, although CNPC remains a party to the production sharing contracts. Our wholly owned subsidiary, MI Energy Corporation, or MIE, is the sole operator and one of the two foreign contractors under these contracts. The other foreign contractor, GOC, holds a 10% passive interest in the foreign contractors’ entitlements and obligations under each of our production sharing contracts.

Under these contracts, our operations comprise three phases, namely, the pilot-test phase, the development phase and the commercial production phase. During the pilot-test and development phases, we design the development plan of the oilfields, invest in drilling and other preparation work and carry out the overall development plan after its approval by the National Development and Reform Commission, or NDRC, or the National Energy Bureau, or NEB. After certain production benchmarks are met under the relevant production sharing contract, the operations enter the commercial production phase, which lasts for 20 years.

The entire contractual period, including the pilot-testing, development and commercial production phases, may not exceed 30 years.

The structure of our production sharing contracts allows us to effectively recover our costs in operating and developing our oilfields. Under the production sharing contracts, crude oil is distributed according to a waterfall provision that prioritizes recovery of our operating, pilot-test and development costs, after deduction of value-added tax and royalties. After the foreign contractors have recovered all operating, pilot-test and development costs (including any unrecovered operating, pilot-test and development costs from prior periods) from the oil revenue generated each period, the remainder of the gross production of crude oil for that period is allocated 52% to PetroChina and 48% to the foreign contractors. During the commercial production phase, PetroChina and the foreign contractors each bear a part of the operating costs and share the oil revenues generated to recover such operating costs in the same ratios. In any period in which the foreign contractors have not fully recovered their pilot-test and development costs for such period and any prior periods from the revenue generated in such period, the revenue and operating costs are allocated 20% to PetroChina and 80% to the foreign contractors. Conversely, in any period in which the foreign contractors have fully recovered their pilot-test and development costs from the revenue generated in such period and no additional development costs are incurred in the same period, the revenue and operating costs are allocated 52% to PetroChina and 48% to the foreign contractors. Therefore, in a given period during the commercial production phase, the revenue and operating costs are allocated in the range of 48% to 80% to the foreign contractors. The Daan, Moliqing and Miao 3 oilfields have entered the commercial production phase since January 1, 2005, December 1, 2008 and October 1, 2008, respectively.

After the full recovery of operating costs they incurred, the foreign contractors are also entitled to the remaining oil revenues to recover all of their pilot-test and development costs incurred for development of the oilfields. As long as the pilot-test and development costs incurred by the foreign contractors have not yet been fully recovered, the foreign contractors are entitled to 80% of the remaining oil revenue as payment in kind for these costs while PetroChina is entitled to 20% of the remaining oil revenue as payment in kind for any pre-development costs it incurred until the foreign contractors recover all of their pilot-test and development costs. After the full recovery of the pilot-test and development costs incurred by the foreign contractors from the oil revenue, the remaining oil revenue is deemed profit-sharing oil and is allocated 48% to the foreign contractors and 52% to PetroChina.

Corporate Structure

The following diagram illustrates our shareholding and corporate operating structure as of the date of this prospectus:

(1)	Sino Link Limited is an indirect wholly owned subsidiary of the CITIC Group.

(2)	Harmony Energy Limited is a direct wholly owned subsidiary of Ever Union Capital Limited.

(3)	Mr. Ruilin Zhang, our chairman and chief executive officer, and Mr. Jiangwei Zhao, our director and senior vice president, are the controlling shareholders of FEEL.

(4)	FEEL is our sole ordinary shareholder.

The following diagram illustrates our expected shareholding and corporate operating structure immediately after the closing of this offering:

Corporate Information

We are a company limited by shares incorporated in the Cayman Islands. Our registered office is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our principal executive offices are located at Suite 406, Block C, Grand Place, 5 Hui Zhong Road, Chaoyang District, Beijing 100101, People’s Republic of China, and our telephone number at this location is +86-10-8489-2298. Investor inquiries should be directed to us at our principal executive offices. Our website is www.mienergy.com.cn. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, 13th Floor, New York, New York 10011. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

RECENT DEVELOPMENTS

Transfer to Harmony Energy Limited

On February 5, 2010, FEEL, our controlling shareholder, entered into a shares purchase agreement with Harmony Energy Limited, a direct wholly owned subsidiary of Ever Union Capital Limited, FEEL’s shareholders, MIE and us, pursuant to which FEEL transferred 36,425,120 series B preferred shares to Harmony Energy Limited for a consideration of $90 million on March 10, 2010. Neither Harmony Energy Limited nor Ever Union Capital Limited is a related party of our company, FEEL or FEEL’s shareholders. As FEEL was not the holder of series B preferred shares at the time of entering into the shares purchase agreement, MIEH repurchased 18,212,560 ordinary shares held by FEEL and issued in exchange 36,425,120 series B preferred shares, which were then transferred to Harmony Energy Limited. The transaction was approved by our shareholders and board of directors on March 10, 2010. The proceeds from the transaction will be used by FEEL for its own investment purposes. We did not receive any cash consideration for the issuance of the series B preferred shares. The series B preferred shares are convertible, at the option of the holder, at any time into our ordinary shares and will automatically convert into our ordinary shares immediately prior to the consummation of a qualified initial public offering or 48 months after the completion date of the series A preferred share financing by TPG. Series B preferred shares shall initially be convertible into ordinary shares at the ratio of two preferred shares to one ordinary share. No fractional ordinary shares shall be issued upon conversion of series B preferred shares, and in lieu of any fractional shares, we will pay cash to such holder.

In connection with the purchase of series B preferred shares by Harmony Energy Limited, we entered into a second amended and restated shareholders agreement with TPG, TPG Co-Invest, Harmony Energy Limited, FEEL, Sino Link Limited and MIE. The second amended and restated shareholders agreement contains various rights such as pre-emption rights, board nomination rights, information access rights and matters which require special approval by our board of directors. These rights will expire immediately upon the consummation of a qualified initial public offering.

Cash Dividend and Deemed Dividend

On March 9, 2010, we distributed a cash dividend of $20 million to our shareholders. FEEL, our sole ordinary shareholder, received approximately $0.16 per share, and each series A preferred shareholder participated in the dividend distribution on an as-converted basis.

On March 31, 2010, we declared a deemed dividend in the amount of $11.9 million to FEEL, our sole ordinary shareholder. The deemed dividend was non-cash and was deemed to cancel out all remaining outstanding balances owed to us by FEEL. As of the date of this prospectus, neither FEEL nor Mr. Ruilin Zhang has any outstanding loan or advance owed to us. See “Related Party Transactions — Transactions with Ruilin Zhang and FEEL” for more details on the deemed dividends declared in past periods.

Memoranda of Understanding

On April 8, 2010, we signed a memorandum of understanding with GOC indicating our interest in purchasing GOC’s entire 10% participating interest in the production sharing contracts. The consideration will be our equity value immediately prior to the initial public offering divided by 0.9 and multiplied by 10%. The consideration will be paid in a combination of cash and shares. The transaction is subject to the parties entering into a definitive purchase agreement detailing the terms of the assignment of GOC’s interest to us. The agreement will contain customary closing conditions, including the approval and consent of PetroChina and CNPC. The parties plan to complete the transaction when the closing conditions set forth in the purchase agreement are met, but in any event not earlier than 180 days after the date of this prospectus in consideration of the lock-up agreements relating to this offering. See “Underwriting.”

On April 2, 2010, we signed a memorandum of understanding with Songyuan Ningjiang District Oil Exploration Company, an oil development company based in Songyuan, Jilin Province of the PRC. Under this memorandum of understanding, we indicated our interest in acquiring the participating interest in a production sharing contract with PetroChina, covering four oil properties with a total area of 17.7 square kilometers in the Jilin oilfield. We have agreed to a consideration of $12 per barrel based on the amount of reserves to be set forth in a reserve report satisfactory to us from an international reserve consultant. The transaction is subject to our due diligence and the parties entering into a definitive purchase agreement detailing the terms of the assignment of the participating interest to us. The agreement will contain customary closing conditions, including the approval and consent of PetroChina and other relevant agencies. Unless otherwise extended by the parties, this memorandum of understanding will terminate six months after the date of signing.

On April 3, 2010, we signed a memorandum of understanding with Qianyuan Oil & Gas Exploration Company, an oil and gas development company based in Songyuan, Jilin Province of the PRC. Under this memorandum of understanding, we indicated our interest in acquiring the participating interest in a production sharing contract with PetroChina, covering an area of 10.7 square kilometers in Jilin oilfield. We have agreed to a consideration of $12 per barrel based on the amount of reserves to be set forth in a reserve report satisfactory to us from an international reserve consultant. The transaction is subject to our due diligence and the parties entering into a definitive purchase agreement detailing the terms of the assignment of the participating interest to us. The agreement will contain customary closing conditions, including the approval and consent of PetroChina and other relevant agencies. Unless otherwise extended by the parties, this memorandum of understanding will terminate six months after the date of signing.

As these memoranda of understanding are non-binding and we are in preliminary discussions with the parties, there is no assurance that these transactions will be consummated. See “Risk Factors — Risks Relating to Our Company and Our Business — We may experience difficulties in expanding our business in the PRC and overseas, which may adversely affect our growth and future profitability.”

Restructuring of Security

On July 28, 2009, MIE entered into a five-year $200 million term loan and revolving credit facility with Citic Ka Wah Bank and Citic Bank Guangzhou. The credit facility was secured by, among other things, 51% of the ordinary shares in us held by FEEL and 51% of the ordinary shares in FEEL. Under the facility agreement, we originally agreed to procure that FEEL and the shareholders of FEEL would continue to beneficially own not less than 51% of the entire issued share capital of our company or MIE. On May 3, 2010, we entered into a supplement to the facility agreement to restructure our security arrangement with Citic Ka Wah Bank and Citic Bank Guangzhou for an aggregate fee of not less than 1.75% of the facility amount. Under the amendment, the lenders agreed to release the above share mortgages as security of the credit facility immediately before the trading of the ADSs. Concurrently, MIEH has agreed to provide a corporate guarantee for MIE’s obligations under the credit facility upon release of the share mortgages. We have also agreed to procure FEEL to continue to be our largest shareholder, holding not less than 35% of the issued share capital in our company, and maintain management control of our company. The lenders have also approved any sale of existing shares by FEEL in this offering, subject to certain undertakings by FEEL relating to the sale. For more information about the credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Subdivision of Shares

On April 16, 2010, our shareholders approved a 10-to-1 share split of our ordinary shares, series A preferred shares and series B preferred shares which became effective immediately. At the same time, the par value of the shares was changed from $0.01 per share to $0.001 per share. Unless otherwise noted, all share information and per share data included in the prospectus and accompanying financial statements have been adjusted to reflect this share split and change in par value.

Selected Operating Results for the Three Months Ended March 31, 2010

For the three months ended March 31, 2010, our average realized oil price was $74.07 per barrel, and our sales volume was 871.7 thousand barrels for the period. For the year ended December 31, 2009, our average realized oil price was $58.58 per barrel, and our sales volume was 2,915.6 thousand barrels for the period.

For the three months ended March 31, 2010, our total net crude oil production was 885.6 thousand barrels, or 9,840 barrels per day, and we drilled 94 gross development wells, of which there were no dry holes. As of March 31, 2010, we operated 1,477 gross productive wells. For the year ended December 31, 2009, our total net crude oil production was 2,787.7 thousand barrels, or 7,637 barrels per day, and we drilled 189 gross development wells, of which there was one dry hole. As of December 31, 2009, we operated 1,383 gross productive wells.

THE OFFERING

ADSs offered by us	12,000,000 ADSs

ADSs outstanding immediately after this offering	12,000,000 ADSs

Ordinary shares outstanding after this offering	151,457,490 ordinary shares

Over-allotment option	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 1,800,000 ADSs from us at the public offering price, less underwriting discounts, solely to cover over-allotments.

ADSs	Each two ADSs represent five ordinary shares, par value $0.001 per ordinary share. The Depositary will be the registered holder of the ordinary shares underlying the ADSs which will be deposited into the account of the Depositary’s custodian, and you will have the rights of an ADS holder as provided in the deposit agreement among us, the Depositary and all holders and beneficial owners of ADSs issued thereunder.

You may surrender your ADSs to the Depositary to cancel your ADSs and withdraw the ordinary shares underlying your ADSs. The Depositary will charge you a fee for such a cancellation.

Depositary	Citibank, N.A.

Use of proceeds	We expect that we will receive net proceeds of approximately $77.4 million from this offering, based on an assumed initial public offering price of $7.50 per ADS, the midpoint of the expected range set forth on the cover of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, or $89.9 million, assuming that the underwriters exercise their option to purchase additional ADSs from us in full. A $0.50 increase/(decrease) in the assumed initial public offering price of $7.50 per ADS would increase/(decrease) the net proceeds to us from this offering by approximately $5.6 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us, or $6.4 million, assuming that the underwriters exercise their option to purchase additional ADSs from us in full.

We intend to use the net proceeds to drill new wells in our existing oilfields, to expand our operations by acquiring interests in other oilfields, and for working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Timing and settlement for ADSs	The ADSs are expected to be delivered against payment on , 2010. The ADSs will initially be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York.

Listing	We have applied to list the ADSs on the New York Stock Exchange under the symbol “MIE.”

Lock-up	We, our executive officers and directors and all of our existing shareholders have agreed with the underwriters, with certain exceptions, not to sell or transfer any ADSs, ordinary shares or securities convertible into or exercisable for ordinary shares for a period of 180 days after the date of this prospectus. See “Underwriting.”

SUMMARY CONSOLIDATED AND OTHER FINANCIAL AND OPERATING DATA

The following summary consolidated financial and operating data for the periods and as of the dates indicated should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary consolidated income statement data and cash flow statement data for the years ended December 31, 2007, 2008 and 2009 and the summary consolidated balance sheet data as of December 31, 2009 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus.

Our audited and unaudited consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results do not necessarily indicate the results that may be expected for any future periods.

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	$
	(In millions, except for earnings per share data and number of shares outstanding)

Consolidated Income Statement Data:
Revenue	1,221.6	1,971.7	1,166.8	170.9
Operating expenses:
Purchases, services and other	111.7	96.9	123.6	18.1
Employee compensation costs	53.0	69.0	67.7	9.9
Depreciation, depletion and amortization(1)	286.8	475.2	445.8	65.3
Impairment of property, plant and equipment	—	32.0	—	—
Distribution and administrative expenses	131.9	112.7	84.1	12.3
Taxes other than income taxes	160.0	538.1	73.3	10.7
Other (income)/losses	(32.8)	(133.8)	131.1	19.3

Total operating expenses	710.6	1,190.1	925.6	135.6
Profit from operations	511.0	781.6	241.2	35.3
Finance income/(costs)	(76.9)	(7.8)	(57.3)	(8.4)

Profit before income tax	434.1	773.8	183.9	26.9
Income tax expense	125.2	162.7	73.4	10.8

Net profit for the year	308.9	611.1	110.5	16.1

Earnings per share:
Basic	3.1	6.1	1.0	0.1
Diluted	3.1	6.1	1.0	0.1
Weighted average number of shares outstanding:
Basic	100,000,000	100,000,000	99,392,712	99,392,712
Diluted	100,000,000	100,000,000	110,393,982	110,393,982
Other Financial Data:
EBITDA(2)	797.8	1,256.8	687.0	100.6
Adjusted EBITDA(3)	817.5	1,127.9	821.3	120.3

(1)	Under IFRS, our accounting of unit of production for depreciation, depletion and amortization for the years ended December 31, 2007, 2008 and 2009 is based on the reserve definition as set out in the Petroleum Resource Management System, or PRMS, approved by the Society of Petroleum Engineers, World Petroleum Council, American Association of Petroleum Geologist and Society of Petroleum Evaluation Engineers. The PRMS definition differs from both the old and new SEC definitions of oil reserves. If the reserves as defined under either the old or new SEC reserve rules were adopted, depreciation, depletion and amortization would be decreased by RMB9.6 million for the year ended December 31, 2007, increased by RMB34.3 million for the year ended December 31, 2008 and decreased by RMB6.6 million ($1.0 million) for the year ended December 31, 2009.

(2)	EBITDA refers to earnings before finance income, finance costs, income tax and depreciation, depletion and amortization. See “Non-IFRS Financial Measures,” for a reconciliation of EBITDA to net profit.

(3)	Adjusted EBITDA refers to EBITDA adjusted to exclude share-based compensation expense, impairment of property, plant and equipment, impairment of inventory, net loss/(gain) on forward foreign exchange contract, realized and unrealized loss/(gain) on the oil put option and accrual/write-back of safety fees. See “Non-IFRS Financial Measures,” for a reconciliation of adjusted EBITDA to net profit.

The following table presents a summary of the balance sheet data as of December 31, 2009:

•	on an actual basis;

•	on an as adjusted basis to reflect a cash dividend of $20 million paid to our shareholders and a deemed dividend of $11.9 million to FEEL in March 2010; and

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our series A and series B preferred shares outstanding immediately prior to the closing of this offering into 25,101,220 and 18,212,560 ordinary shares, respectively, upon completion of this offering, and (ii) the issuance and sale by us of ADSs offered in this offering at an assumed initial public offering price of $7.50 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

	As of December 31, 2009
	Actual		As Adjusted		Pro Forma As Adjusted
	RMB	$	RMB	$	RMB	$
	(In millions)

Consolidated Balance Sheet Data:
Property, plant and equipment	2,665.1	390.4	2,665.1	390.4	2,665.1	390.4
Non-current assets	2,738.1	401.1	2,738.1	401.1	2,738.1	401.1
Cash and cash equivalents(1)	290.3	42.5	153.7	22.5	682.0	99.9
Current assets(1)	988.0	144.7	770.4	112.9	1,298.7	190.3
Total assets(1)	3,726.1	545.8	3,508.5	514.0	4,036.8	591.4
Current liabilities	966.1	141.5	966.1	141.5	966.1	141.5
Long-term loan	1,243.0	182.1	1,243.0	182.1	1,243.0	182.1
Non-current liabilities	1,506.6	220.7	1,506.6	220.7	1,506.6	220.7
Total liabilities	2,472.7	362.2	2,472.7	362.2	2,472.7	362.2
Total equity(1)	1,253.4	183.6	1,035.8	151.8	1,564.1	229.2

(1)	Assuming the number of ADSs sold by us in the offering remain the same as set forth in the cover page, a $0.50 increase (decrease) in the assumed initial public offering price would increase (decrease) cash and cash equivalents, total assets and total shareholder’s equity by approximately RMB38.1 million ($5.6 million).

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	$
	(In millions)

Other Financial Data:
Capital expenditures(1)	831.5	1,238.5	881.4	129.1
Net cash generated from/(used in) operating activities	517.5	1,449.5	(70.2)	(10.3)
Net cash (used in) investing activities	(715.3)	(1,278.5)	(881.8)	(129.2)
Net cash generated from financing activities	248.5	136.7	860.2	126.0
Net increase/(decrease) in cash and cash equivalents	50.7	307.7	(91.8)	(13.5)

(1)	Consist mainly of project development costs.

SUMMARY OPERATING AND RESERVE DATA

The following table sets forth net production and net reserves data as of and for the years ended December 31, 2007, 2008 and 2009. Our reserve-related disclosure as of and for the years ended December 31, 2007 and 2008 (with the exception of the reserve estimation used to calculate unit of production for depreciation, depletion and amortization) comply with the old SEC reserve rules. Our reserve-related disclosure as of and for the year ended December 31, 2009 (with the exception of the reserve estimates used to calculate unit of production for depreciation, depletion and amortization) complies with the new SEC reserve rules.

	As of or For the Year Ended December 31,
	2007	2008	2009

Net Production:(1)
Total crude oil production (barrels)	2,350,186	2,983,075	2,787,669
Average daily net crude oil production (barrels/day)	6,439	8,150	7,637
Average sales prices of crude oil ($ per barrel)	69.00	104.78	58.58
Year-end sales prices of crude oil ($ per barrel)	90.83	34.38	77.04
Average lifting costs ($ per barrel)(2)	7.24	6.52	7.69
Average development costs ($ per barrel)(3)	7.71	(36.18)	12.96
Weighted three-year average development costs ($ per barrel)(4)	—	—	23.27
Net Reserves:(1)
Proved reserves (thousands of barrels)	35,308	26,956	30,894
Proved developed reserves (thousands of barrels)	13,303	17,374	19,195
Proved undeveloped reserves (thousands of barrels)	22,005	9,582	11,699
Proved reserve replacement ratio (%)(5)	683	(180)	241
Reserves life index (years)(6)	15.0	9.0	11.1
Present value of estimated future net revenues before income taxes (discounted at 10%) (RMB millions)(7)	5,140.2	1,597.4	3,667.2
Standardized measure of discounted future net cash flows (RMB millions)(7)	3,979.6	1,475.2	3,053.4
Probable reserves (thousands of barrels)	—	—	24,107
Possible reserves (thousands of barrels)	—	—	11,161

(1)	“Net” represents our interest under the production sharing contracts. All of our production is subject to production sharing contracts with PetroChina. The reserves are calculated based on year-end sales prices of crude oil for 2007 and 2008 under the old SEC reserve rules. For 2009, the data is calculated based on a 12-month unweighted average sales price, averaging the prices on the first day of each month over that period, under the new SEC reserve rules. The oil prices used to estimate reserves and in the calculation of the standardized measure were $90.83 and $34.38 as of December 31, 2007 and 2008, respectively, under the old SEC reserve rules, and $58.05 as of December 31, 2009 under the new SEC reserve rules.

(2)	Includes purchases, services and others and employee compensation costs relating to our operating staff.

(3)	Net costs incurred for the development of oilfields for each period divided by net proved reserve additions, extensions and revisions for such period. Since our net proved reserves decreased in 2008 compared to 2007 primarily due to decreased oil prices, our average development costs were negative in 2008.

(4)	The sum of net costs incurred for the development of oilfields for each period divided by the sum of the net proved reserve additions, extensions and revisions for such period.

(5)	Proved reserve replacement ratio is the total change in net proved reserves divided by net production, expressed in percentage.

(6)	The “reserves life index” is the time in years that would be required to deplete existing proved reserves at the preceding year’s rate of production.

(7)	“Standardized measure of discounted net cash flows” is computed net of income tax effect while “Present value of estimated future net revenues before income taxes” was calculated before income tax effect.

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider the risks described below, together with all of the other information in this prospectus, including our consolidated and other financial statements and related notes, included elsewhere in this prospectus, before you decide to purchase our ADSs. If any of these risks actually occurs, our business, prospects, financial condition or results of operations could be materially and adversely affected, the trading price and value of our ADSs could decline and you could lose all or part of your investment.

Risks Relating to Our Company and Our Business

Our business operations depend on the production sharing contracts with PetroChina. If we fail to maintain a continued good working relationship with PetroChina, our business, financial condition and results of operations may be materially and adversely affected.

Our business operations are based on the production sharing contracts among our company, GOC, CNPC and PetroChina. GOC and CNPC entered into the original production sharing contracts for the oilfields at Daan and Miao 3 on December 16, 1997, and for the oilfield at Moliqing on September 25, 1998. In 1999, CNPC assigned to PetroChina most of its commercial and operational rights and obligations under the production sharing contracts, although CNPC remains a party to these contracts. On October 25, 2000, each of the three production sharing contracts was amended to effect the transfer and assignment of certain interests and obligations under the contracts from GOC to Microbes, Inc., or Microbes. On August 11, 2003, FEEL acquired an equity interest in MIE, then a subsidiary of Microbes, and held the interests in the three production sharing contracts. MIE is the sole operator and one of the two foreign contractors of the oilfields at Daan, Moliqing and Miao 3. The other foreign contractor, GOC, continues to hold a 10% interest of the foreign contractors’ entitlement and obligations under each of our production sharing contracts but does not directly participate in operational decisions. See “Our Corporate History and Structure — Corporate History.”

The success of our business and our growth depend to a significant extent on our working relationship with PetroChina. However, we cannot assure you that we will be able to maintain a good working relationship with PetroChina. For instance, if we experience any material disagreement with PetroChina in the interpretations of any of the terms of the production sharing contracts, or if we fail to comply with the terms of the production sharing contracts in a timely manner or at all, our working relationship with PetroChina may be adversely affected. Furthermore, we may have disagreements over payment with PetroChina from time to time. If PetroChina terminates the production sharing contracts, or decides not to enter into any new production contract with us, we cannot assure you that we will be able to secure a new production sharing arrangement in a timely manner or at all. In addition, any failure or undue delay by PetroChina to comply with the terms of any of the production sharing contracts, or its unwillingness to cooperate with us for any reason, may also have a material adverse impact on the success of our operations.

PetroChina controls, to a significant extent, the volume of our net production through its status as our sole customer and the influence it has over the management of the three oilfields through the joint management committee. If our net production of crude oil decreases, our business, financial condition and results of operations may be materially and adversely affected.

Microbes and the China National Petroleum Sales Corporation entered into a crude oil sale contract on December 28, 2000, which was subsequently amended on March 5, 2004, to include MIE as the seller in place of Microbes and PetroChina as the purchaser in place of the China National Petroleum Sales Corporation. The sales contract requires us to sell to PetroChina, and PetroChina to purchase from us, the crude oil produced from the projects at Daan, Moliqing and Miao 3, subject to the approval of the production budget from the joint management committee. The joint management committee, which consists of eight members appointed by PetroChina and us, performs supervisory functions for each oilfield, including the approval of our annual production budget for each oilfield. See “Business — Production Sharing Contracts — Management and Operations” for more information regarding the joint management committee. The sales contract stipulates that we can export our oil production to offshore customers. However, we need PetroChina’s assistance in obtaining relevant governmental approvals for oil exportation. We cannot assure you that such approvals can be obtained in a timely manner or at all, if we decide to export our oil production. To date, PetroChina has been our sole customer, accounting for all of our sales in 2007, 2008 and 2009.

We cannot assure you that PetroChina will continue to purchase our crude oil in the future in the same quantity. In the first quarter of 2009, due to the decrease in demand for oil in China as a result of the global economic downturn and excess crude oil supply in the market, we and PetroChina agreed to curtail the amount of oil produced at the Daan oilfield. As a result, our net production of crude oil decreased to an average of 6,449 barrels per day in the first half of 2009. In contrast, our net production averaged 8,150 barrels of crude oil per day in 2008. The production curtailment ended in March 2009. Our net production has improved in subsequent months in 2009, and our net production rebounded to an average of 8,806 barrels per day in the second half of 2009. Future curtailments may slow our net production and materially and adversely affect our results of operations. Furthermore, we currently have facilities capable of storing up to 282,000 barrels of oil. We may not have adequate or sufficient storage capacity for unsold oil if PetroChina significantly reduces or discontinues its purchases of crude oil from us for any reason.

PetroChina may take over from us the operational rights for the three oilfields under the production sharing contacts. If PetroChina takes over the operational rights for one or more of the three oilfields, our business, financial condition and results of operations may be materially and adversely affected.

Under the production sharing contracts, PetroChina may take over the operational rights from us at the earlier of (i) the expiration of the production sharing contracts, (ii) when all the development costs have been recovered by the foreign contractors in full and no additional overall development plan under which additional development costs will be incurred by the foreign contractors has been approved, or (iii) if agreed to by the joint management committee, before the full recovery of the development costs by the foreign contractors. In the event PetroChina takes over the operations of any of the three oilfields before we recover our development costs, we will remain entitled to our share of the oil produced for the remaining term of the relevant production sharing contract and continue to participate on the joint management committee. However, we will not be able to invest in additional capital expenditures to generate more production and revenue and, accordingly, our strategy and results of operations would be adversely impacted. In addition, our results of operations would be dependent on PetroChina’s ability to operate the oilfields and produce profit-sharing oil after such takeover.

Our results of operations are affected by the volatility of prices for crude oil.

Our results of operations are significantly affected by crude oil prices. We sell our portion of crude oil produced in accordance with prices of Daqing crude oil at Dalian Harbor, Liaoning Province, published in Platts Oilgram, which closely tracks the international prices for crude oil. See “Business — Sales and Marketing” for details. International prices for crude oil have fluctuated widely in recent years in response to changes in the supply of and demand for oil, market uncertainty and a variety of additional factors that are beyond our control, including political developments in petroleum-producing regions, the ability of the Organization of Petroleum Exporting Countries and other petroleum-producing nations to set and maintain production levels and prices, the price and availability of other energy sources, such as coal, domestic and foreign government regulation, and overall economic conditions. We do not and will not have control over the factors affecting international prices for crude oil. For example, crude oil prices reached a historical high in July 2008 but declined precipitously in the fourth quarter of 2008 and the first half of 2009 as a result of the global economic and financial crisis. As a result, our revenue has fluctuated significantly. Furthermore, our rate of recovery under our production sharing contracts, depreciation, depletion and amortization, and the amount of special levy paid or payable to the PRC government are affected by movements in crude oil prices. For more details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations — Crude Oil Price.” Crude oil prices recovered in the second half of 2009, but there is no guarantee that international prices for crude oil will remain at these levels and any future declines in international prices for crude oil will reduce our revenue. If the crude oil prices increase in the future, the costs of materials and well drilling services may also increase beyond our anticipation as a result of higher demand, which will materially and adversely affect our capital expenditures and results of operations.

Failure on our part to continue our performance under the production sharing contracts may adversely affect us.

Our success to date is driven by our performance at the Daan oilfield, the Moliqing oilfield and the Miao 3 oilfield. In 2008, the Daan oilfield, the Moliqing oilfield and the Miao 3 oilfield accounted for approximately 79.2%, 18.9% and 1.9% of our revenue, respectively. In 2009, the Daan oilfield, the Moliqing oilfield and the Miao 3 oilfield accounted for approximately 80.0%, 17.8% and 2.2% of our revenue, respectively. Each of our production sharing contracts for the oilfields contains requirements on the performance of the foreign contractors and operator, such as quality of services, timeframe of development plan as well as minimum capital expenditure. In the event that we are unable to obtain sufficient funding to continue with the development in accordance with the timeframe prescribed in the relevant production sharing contracts, or any failure or undue delay by our subcontractors or service providers to deliver the products or services that meet the quality requirements under the production sharing contracts, our performance under the production sharing contracts and profitability will be adversely affected. In addition, if our investment in any of the oilfields exceeds the envisaged amount as approved by the National Development and Reform Commission, or NDRC, by 20%, we are required to obtain approvals from the NDRC and PetroChina in respect of such additional investment. Any failure or delay on the part of the NDRC or PetroChina in approving such proposal may also affect our performance and operations under the production sharing contracts.

If our operations exceed the scope outlined in the current overall development plan approved by the NDRC or the NEB, we may be subject to sanctions.

We carry out the development and production activities at the three oilfields we operate in accordance with overall development plans, all of which were approved by the NDRC or NEB, an agency established in 2008 under the NDRC to regulate China’s energy sector. The overall development plans for the oilfields at Daan, Moliqing and Miao 3 contemplate an annual total designed production capacity of 723,000 tons, 571,200 tons, and 237,000 tons of oil, respectively. Although the supplementary production sharing contract we entered into with CNPC does not limit the amount of reserves we may develop, our current projections indicate that we may significantly exceed the production level set by the overall development plans. We, along with PetroChina, may need to submit a new proposal to the NEB and obtain approval to develop and produce oil beyond the scope of our current overall development plans. We cannot assure you that we can obtain such approval in a timely manner or at all. If we fail to obtain approval from the NEB for a new supplemental overall development plan or if we are deemed to have exceeded the scope of the current overall development plan, we may be subject to penalties and fines, as well as stop-work orders, and our results of operations may be materially and adversely affected as a result.

We may suffer reputational harm and the value of our ordinary shares and ADSs may be affected if, due to our strong relationship with PetroChina, we become the target of or are otherwise negatively affected by any public campaign that seeks to persuade or influence PetroChina or its parent company to sever business ties with Sudan.

While it is our understanding that PetroChina does not have direct business ties with Sudan, it has been reported that its parent company, CNPC, does have business ties with Sudan. The U.S. Department of the Treasury’s Office of Foreign Assets Controls, or OFAC, has imposed restrictions on U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, from doing business in Sudan. We do not have any direct or indirect ties with any countries subject to sanctions imposed by OFAC, including Sudan, and do not have any plan or intention to have business dealings with such countries. We also are not aware of any cases in which PetroChina is in violation of any applicable OFAC requirements. Nevertheless, PetroChina has been subject to public campaigns that seek to cause it and CNPC to sever business ties with Sudan by persuading investors to divest their holdings in PetroChina. We may suffer reputational harm and the value of our ordinary shares and ADSs may be negatively affected if, due to our strong relationship with PetroChina, we are targeted by any such public campaign or, for similar reasons, investors either forgo the purchase of our shares or sell their interests in us.

Our operations may be adversely affected by the global and domestic economic conditions.

Our results of operations are materially affected by economic conditions in China and elsewhere around the world. The oil and gas industry is sensitive to macroeconomic trends as oil and gas prices tend to decline in recessionary periods. Substantially all of our revenue is derived from sales of crude oil produced in the PRC. A global recession or an economic downturn in the PRC, as well as uncertainties regarding the future economic prospects of the PRC or major economies in the world, could depress oil and gas prices, and would likely have an adverse effect on our results of operations and financial condition.

Recent global economic conditions have been characterized by tight credit and recessionary trends in most major economies in 2009 and 2010. The negative economic outlook has affected business and consumer confidence. Any decline in oil and gas prices as a result of the economic downturn may negatively affect our results of operations. Continued turbulence in the international energy markets, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition, including our ability to access the capital markets to meet liquidity needs.

The crude oil reserve data in this prospectus are only estimates and the actual production, revenues and expenditures with respect to our net reserves under each of the production sharing contracts may differ materially from these estimates.

The oil reserve estimates are important data to us for making future development and production plans and estimation of our expected recovery of operating costs incurred and profit-sharing oil. The crude oil reserve data in this prospectus are only estimates. The reliability of reserve estimates depends on the following factors, some of which are beyond our control and may fluctuate or prove to be incorrect over time:

•	the quality and quantity of technical and economic data;

•	the prevailing oil prices applicable to our net production;

•	the production performance of the reservoirs;

•	estimation of future costs;

•	extensive engineering judgments; and

•	consistency in the PRC government’s oil policies.

There are numerous uncertainties inherent in estimating quantities of proved oil reserves, and in the timing of development expenditures and the projection of future rates of production. Adverse changes in economic conditions may render it uneconomical to develop certain reserves. Our actual production, revenues, taxes and fees payable and development and operating expenditures with respect to our net reserves may likely vary from these estimates. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in our reserve data. Our actual production, revenues and expenditures with respect to our net reserves may differ materially from these estimates because of these revisions.

Control or significant influence by the controlling shareholders may limit your ability to affect the outcome of decisions requiring the approval of shareholders.

Immediately after this offering, our controlling shareholder, FEEL, will own approximately 51.6% of our issued share capital, assuming no exercise of the over-allotment option. Mr. Ruilin Zhang, our chairman and chief executive officer, and Mr. Jiangwei Zhao, our director and senior vice president, are the controlling shareholders of FEEL, and have significant control over our business, including matters relating to our management and policies and certain matters requiring the approval of our shareholders, such as election of directors, approval of significant corporate transactions including mergers, consolidations and the sale of all or substantially all of our assets, and the timing and distribution of dividends. Furthermore, our new articles of association, which will take effect upon closing of this offering, contain a quorum requirement of at least one-third of our total outstanding shares present in person or by proxy. FEEL, with an aggregate shareholding sufficient to constitute a quorum, could approve actions that require a majority vote at shareholder meetings if there is a lack of sufficient attendance, which may not be in the best interests of our other shareholders. To the extent the interests of Mr. Ruilin Zhang and FEEL conflict with our interests and those of our other shareholders, we and our other shareholders may be disadvantaged or harmed. Furthermore, if any dispute arises between Mr. Zhang and us, we cannot assure you that we will be able to find a suitable director and chief executive officer replacement in a timely manner or at all, or whether Mr. Zhang and Mr. Zhao exercising their shareholder rights through FEEL, will challenge such board and management changes, and our business may be materially adversely affected as a result.

This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. In addition, unless we obtain the consent of FEEL, we could be prevented from entering into transactions that could be beneficial to us.

We depend upon the services of key personnel and our business may be severely disrupted in the event that we lose their services and are unable to find replacements with comparable experience and expertise.

Our future success depends heavily upon the continued services of our senior executives, including Mr. Ruilin Zhang, our chairman and chief executive officer, and other key employees. We rely on their expertise in developing business strategies, managing business operations and strengthening our relationships with PetroChina and service providers. We carry key person insurance for five of our executive officers. However, if one or more of our senior executives or key employees were unable or unwilling to continue in their present positions, we may not be able to replace them in a timely manner or at all. If any dispute arises between our key employees and us, we cannot assure you of the extent to which any of the employment agreements that we have entered into with our key employees could be enforced, particularly in the PRC, where most of these key employees reside, in light of the uncertainties within the PRC legal system. See “— Uncertainties with respect to the PRC legal system could limit the protections available to you and us” below. If one or more of our senior executives or key employees were unable or unwilling to continue in their present positions, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. We may not be able to attract or retain replacement personnel that we will need to achieve our strategic objectives at costs similar to our current costs.

Restrictive covenants and undertakings under the Citic Ka Wah Bank term loan and revolving credit facility may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.

On July 28, 2009, MIE entered into a five-year $200 million term loan and revolving credit facility with Citic Ka Wah Bank and Citic Bank Guangzhou at the interest rate of LIBOR plus 4.50% per annum. The term loans do not require principal repayments for the first three years, and the principal repayments are made starting from the 37th month. The term loan and revolving credit facility contains certain restrictive covenants that limit our ability to, among other things, incur additional indebtedness of more than $10 million from an institution in the PRC, declare cash dividends of more than 15% of our annual consolidated net profit prior to this offering (with the exception of a cash dividend of no more than $20 million that may be declared immediately prior to this offering) or 30% of our annual consolidated net profit after this offering, create or incur liens, acquire, merge or consolidate with others and dispose of assets. The facility also includes certain financial covenants that, among other things, require us to maintain certain tangible net worth and leverage ratios and also limit our total capital expenditures in any financial year. Our capital expenditures for 2011 are currently projected to exceed the limit set forth in the facility agreement and we plan to seek the lenders’ consent to waive this limit. Such consent may not be granted and we may therefore be required to adjust our capital expenditure plan accordingly. The credit facility was secured by, among other things, 51% of the ordinary shares in us held by FEEL and 51% of the ordinary shares in FEEL. Under the facility agreement, we originally agreed to procure that FEEL and the shareholders of FEEL would continue to beneficially own not less than 51% of the entire issued share capital of our company or MIE. On May 3, 2010, we entered into a supplement to the facility agreement to restructure our security arrangement with Citic Ka Wah Bank and Citic Bank Guangzhou for an aggregate fee of not less than 1.75% of the facility amount. Under the amendment, the lenders agreed to release the above share mortgages as security of the credit facility immediately before the trading of the ADSs. Concurrently, MIEH has agreed to provide a corporate guarantee for MIE’s obligations under the credit facility upon release of the share mortgages. We have also agreed to procure FEEL to continue to be our largest shareholder, holding not less than 35% of the issued share capital in our company, and maintain management control of our company. The lenders have also approved any sale of existing shares by FEEL in this offering, subject to certain undertakings by FEEL relating to the sale. For more information about the credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Any failure to maintain any of the above covenants or undertakings could result in an acceleration of obligations under the facility agreement, which would have a material adverse effect on our business. As a result, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities or finance future operations or capital needs.

We are required to maintain a debt service reserve account to ensure the payment of interest due under the facility. Our ability to make scheduled payments depends on our financial condition and operating performance. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. For example, for the year ended December 31, 2009, we had net cash used in operating activities of RMB70.2 million ($10.3 million) and net cash used in investing activities of RMB881.8 million ($129.2 million), resulting in a net decrease in cash and cash equivalents of RMB91.8 million. Although the debt service reserve account only requires us to fund interest payments for the first three years and principal and interest payments starting from the 37th month, if our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay planned investments and capital expenditures, or to sell assets, seek additional financing in the debt or equity markets or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

We will need substantial funding to maintain our operations and accomplish our growth strategy. We may be unable to raise capital on terms favorable to us or at all, which could increase our financing costs, dilute your ownership interests, affect our business operations or force us to delay, reduce or abandon our growth strategy.

Oilfield operations are a capital-intensive business. Our ability to maintain and increase our revenues, net profits and cash flows depends upon continued capital spending. Our current business strategy contemplates capital expenditures of approximately RMB807 million ($118.2 million) and RMB1,033 million ($151.3 million) for 2010 and 2011, respectively. Our capital expenditures may vary significantly from these planned amounts due to various factors, including but not limited to our ability to generate sufficient cash flows from our operations and investments to finance our capital expenditures, and our ability to obtain external financing. In addition, one of our growth strategies is to develop our net proved undeveloped reserves, as well as probable and possible reserves. To implement this growth strategy successfully, we will need to raise substantial additional funds.

Our ability to arrange financing and the cost of such financing are dependent on numerous factors, including but not limited to:

•	general economic and capital market conditions;

•	the availability of credit from banks or other lenders;

•	investor confidence in us; and

•	the continued performance of our projects.

Our operations may not generate sufficient cash flows to fund our capital investment requirements, and we may be required to finance our cash needs through public or private equity offerings, bank loans or other debt financing, or otherwise. We cannot assure you that international or domestic financing for our future expansion will be available on terms favorable to us or at all, which could force us to delay, reduce or abandon our growth strategy, increase our financing costs, or both.

Additional funding from debt financings may make it more difficult for us to operate our business because we would need to make principal and interest payments on the indebtedness and may be obligated to abide by restrictive covenants contained in the debt financing agreements, which may, among other things, limit our ability to make business and operational decisions and pay dividends. Furthermore, raising capital through public or private sales of equity to finance acquisitions could cause earnings or ownership dilution to your shareholding interests in our company.

In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed. In the event that we fail to obtain sufficient funding for our operations or development plans, our business, results of operations and financial condition could be materially adversely affected.

Our business may be adversely affected if we cannot recruit and retain suitable staff for our operations.

Our continued growth depends in part on our ability to recruit and retain suitable staff. As we expand our oil operations, we will need to hire experienced staff who are knowledgeable about the oil industry to manage and operate our oil facilities and properties. We face increasing competition for management and skilled personnel with significant knowledge and experience in the oil industry in the PRC. In addition, we have seen an upward trend in labor costs in the PRC recently, which has had a direct impact on our staff costs. We may need to offer better compensation and other benefits in order to attract and retain key personnel in the future, which may materially affect our expenses and profitability. We cannot assure you that we will have the resources to satisfy fully our staffing needs as we continue to grow our business in the future or that our operating expenses will not significantly increase.

If we fail to obtain or maintain all required licenses, permits and approvals, or if we are required to take actions to obtain such licenses, permits and approvals which are time-consuming or costly, our business operations and development plans may be materially and adversely affected.

Oil operations such as ours are subject to a significant number of licenses, permits and approvals in the PRC, such as those relating to environmental protection and work safety. See “Regulation.” In particular, our projects and any expansion plans are subject to extensive governmental review and approval. Our ability to continue to conduct our existing operations and to successfully implement our expansion strategies is dependent upon our obtaining, maintaining and renewing, where necessary, the relevant regulatory approvals under PRC law. We are also dependent on PetroChina’s ability to obtain governmental approvals and licenses. These approvals include, but are not limited to, environmental approvals, workplace safety approvals, land use rights and approvals from the State Administration of Foreign Exchange, or SAFE. If we or PetroChina fail to obtain or renew such approvals on a timely basis or at all, we may be subject to fines, ordered to take corrective measures, or subject to other administrative penalties. We may even be prohibited from continuing or expanding our operations due to such failure to obtain or renew such approvals, and we may have to expend considerable time and costs in order to sustain our business.

We may experience difficulties in expanding our business in the PRC and overseas, which may adversely affect our growth and future profitability.

We plan to secure future production sharing contracts with PetroChina and selectively acquire existing production sharing contracts from other independent oil producers in China that may be capital-constrained or that lack sufficient technical ability and expertise to successfully develop their areas under contract. In April 2010, we signed two memoranda of understanding with Qianyuan Oil & Gas Exploration Company and Songyuan Ningjiang District Oil Exploration Company, both of which are oil and gas development companies based in Songyuan, Jilin Province, to acquire the participating interests they hold in their respective production sharing contracts with PetroChina, which cover oil properties located in Jilin oilfield. On April 8, 2010, we also signed a memorandum of understanding with GOC to purchase GOC’s 10% participating interest in our production sharing contracts. See “Prospectus Summary — Recent Developments” for more details. As the parties are in preliminary discussions regarding these transactions, we cannot assure you that any of these acquisitions will be successfully negotiated and completed. Such acquisitions may pose risks of diverting management’s attention and resources from our existing business. Furthermore, in the case of acquiring interests in new oilfields, we may not be able to integrate successfully the acquired company or business into our existing business.

We also plan to explore new investment opportunities overseas, with a particular focus on emerging markets in Southeast and Central Asia. We have limited experience conducting oil operations outside Jilin Province and there can be no assurance that we will be successful in venturing into such new business opportunities or geographic areas. Furthermore, these new projects would likely have significant capital requirements and would expose us to additional risks, including but not limited to approvals from regulatory authorities that we may not have dealt with in the past as well as economic and legal risks associated with operating projects in other countries. We therefore cannot assure you that taking on such business expansion would not have an adverse impact on our future profitability.

Our continued business success depends on our ability to exploit our current reserves and develop newly discovered reserves within our contract areas.

Our ability to achieve our growth objectives is dependent in part on our level of success in identifying additional crude oil reserves in our contract areas and further exploiting our current reserve base. Our development and production activities expose us to inherent risks associated with drilling, including the risk that no additional economically productive oil reservoirs will be discovered in our contract areas. Developing additional reserves is a highly risky and capital-intensive activity. Without locating additional reserves in our current contract areas or acquiring new reserve bases through acquisitions or new production sharing contracts, our net reserves and net production will decline over time, which would materially and adversely affect our results of operations and financial condition.

Our right and ability to continue to occupy and use the land and buildings under each of the production sharing contracts for our long-term use may be adversely affected if formal land use rights and building ownership certificates are not obtained by PetroChina or us.

We are entitled to use various parcels of lands and buildings in the PRC pursuant to the provisions of the production sharing contracts and approvals from the relevant PRC land administration authorities. Under the production sharing contracts, PetroChina has the obligation to procure or assist in procuring land use rights certificates and buildings ownership certificates. Parcels of land totaling approximately 607,232 square meters have been allocated to PetroChina and us for permanent use, including a parcel of land of 37,060 square meters allocated directly to us by the Ministry of Land and Resources for the central collection station at Daan. These land and buildings are used for our development facilities, central collection stations, offices, ancillary facilities and dormitories for our workers. However, formal land use rights and building ownership certificates have not been obtained by PetroChina or us from the relevant PRC governmental authorities for such allocated land for permanent use and the buildings erected thereon. See “Business — Properties.” PRC law provides that the user of the development project shall apply with the relevant land administration authority for issuance of the land use rights certificates for these allocated land parcels within 30 days after the completion of the construction thereon or after being notified by the relevant land administration authority. Failure to apply for the land use rights certificates may subject us to regulatory actions. Land use rights certificates and building ownership certificates are evidence of real property registration under PRC law. They permit the holder of land use rights certificates to transfer, mortgage and lease the land use rights to allocated land and permit the holder of building ownership certificates to transfer and mortgage buildings as well as protect the holder from third party claims. Without land use rights certificates and building ownership certificates, we may not be able to transfer, mortgage or lease the land use rights to these allocated land parcels and may not be able to transfer or mortgage buildings, and they may be susceptible to claims from third parties, which could materially and adversely affect our ability to use the allocated land parcels and buildings as security or protect them from third party claims.

In addition, approximately 1.6 million square meters of land parcels have been approved by relevant PRC governmental authorities for temporary use by us. For certain parcels of land among such 1.6 million square meters that we decided to convert for productive use, we or PetroChina will need to obtain permanent use approvals and land use rights certificates after the expiry of the temporary use approvals or any extension of these approvals. There is no assurance that we or PetroChina will be able to obtain permanent use approvals and the land use right certificates. Failure to obtain permanent use approvals or land use right certificates will affect our ability to use the land parcels after the expiry of temporary use approvals and their extension as we may be subject to fines and/or ordered to take corrective measures should we refuse to return the land. We may also be prohibited from using these parcels of land for production or unable to protect them from third party claims, which would have an adverse impact on our expansion plans and our future profitability.

Under the terms of the production sharing contacts, all assets purchased, installed and constructed under the production sharing contracts will eventually become the property of PetroChina, which could have a material adverse effect on our ability to satisfy our obligations.

Under the terms of the production sharing contracts and in compliance with PRC law, all of the assets purchased, installed and constructed under the production sharing contracts will change ownership after the earlier of (i) full recovery by the foreign contractors of their development costs or (ii) expiration of the production sharing contracts. Before either of these occurrences, we and PetroChina jointly control the assets under the production sharing contracts and neither we nor PetroChina can dispose of assets at our or its sole discretion. The ownership of assets during this period is not explicitly defined in the production sharing contracts. After either of these occurrences, PetroChina will own all of the assets purchased, installed or constructed under the production sharing contracts. Our assets under the production sharing contracts therefore are not under our sole control and may not be available for sale, transfer, encumbrance or other disposition by us without PetroChina’s approval or at all, which could have a material adverse effect on our ability to satisfy our obligations to our creditors and our shareholders.

Prepayments we provide to service providers and equipment suppliers expose us to the credit risks of such third parties and may increase our costs and expenses.

Under existing contracts with the majority of our drilling service providers and equipment suppliers, we are required to make prepayments to our providers and suppliers consistent with industry practice. In many such cases, we make prepayments without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers and service providers in the event of their insolvency or bankruptcy. We would rank below secured creditors, which would undermine our chances of obtaining the return of our prepayments. If there is a breach of contract, we may need to make a provision for the liability. We made such a provision for impairment of receivables in 2007 because certain advances paid to suppliers of drilling services and equipment were not collectible. We may not prevail in our claims against the defaulting service providers or suppliers, and even if we prevail, we may not be able to recover damages for our loss. Any of the above scenarios may have a material adverse effect on our financial condition and results of operations.

The geographic concentration of our operations increases our exposure to acts of God and other disasters which are beyond our control and which may cause damage, loss or disruption to our business.

As of December 31, 2009, all of our gross proved crude oil reserves were located in Jilin Province, China. The geographic concentration of our crude oil reserves exposes our business to natural disasters, including floods and earthquakes, and other acts of God, in a single area which could adversely affect the development or production of our crude oil, such as catastrophic damage to pipelines or reservoir structures or events that could result in a material loss or delay of our operations. Acts of terrorism may also cause damage or disruption to us, our employees or our facilities, any of which could materially impact our sales, cost of sales, overall operating results and financial condition.

Our operations may be affected by significant operating hazards and natural disasters and we have limited insurance coverage for any resulting losses.

Developing, producing and transporting crude oil involve many hazards. These hazards may result in fires, explosions, spillages, blow-outs and other unexpected or dangerous conditions causing personal injuries or death, property damage, environmental damage and interruption of operations. Significant operating hazards and natural disasters may cause interruption to our operations, property and/or environmental damage as well as personal injuries, and each of these incidents could have a material adverse impact on our financial condition and results of operations. As with many other companies around the world that conduct similar businesses, we have experienced accidents that have caused property damage, personal injuries and death. On September 1, 2009, there was a fatal accident at the Miao 3 oilfield involving one of our workers.

As protection against operating hazards, we maintain insurance coverage on our properties, including pipelines, terminals, machinery, equipment, materials and supplies. We also maintain insurance against the risk of breakdown on all machinery and equipment. We also carry business interruption insurance and workplace injury insurance for our operations. We also implement safety standards in compliance with ISO9000 and ISO9001 and our agreements with PetroChina, as well as PRC laws and regulations. However, our preventative measures may not be effective and our insurance coverage may not be sufficient to cover all the financial losses caused by the operation risks and natural disasters. Losses incurred or payments required to be made by us due to operating hazards or natural disasters that are not fully insured may have a material adverse effect on our financial condition and results of operations.

PRC regulations may limit our activities and adversely affect our business operations.

Our operations, like those of other PRC oil and gas companies, are subject to extensive regulations and control by the PRC government. Although the PRC government has been gradually liberalizing its regulations of the oil and gas industry in recent years, it continues to exercise a certain degree of control over this industry by, among other measures, licensing the right to explore and produce crude oil, assessing and imposing taxes and fees payable in respect of crude oil produced and setting safety, environmental and quality standards. For instance, since March 26, 2006, we have been subject to a crude oil special gain levy imposed by the PRC government. As a result, we recorded the special levy in aggregate of RMB160.0 million, RMB538.1 million and RMB73.3 million ($10.7 million) in relation to our sales of crude oil in 2007, 2008 and 2009, respectively. These regulations and controls, including any future changes in tax rules or policies, may affect material aspects of our operations and profitability, which may in turn constrain our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability. For example, the PRC Ministry of Finance has indicated that they are considering enacting a resource tax reform plan, which may include changing the current taxation on extraction of natural resources, but the details of such plan is still unknown. We cannot assure you that the resource tax reform plan, when enacted, will not have a material adverse effect on our business.

Our business operations may be adversely affected by present or future environmental regulations.

We are subject to extensive environmental protection laws and regulations in the PRC. These laws and regulations permit:

•	the imposition of fees for the discharge of waste substances;

•	the levy of fines and payments for damages for serious environmental offenses; and

•	the government, at its discretion, to close any facility that fails to comply with orders and require it to correct or stop operations causing environmental damage.

Our operations produce substantial amounts of waste water, gas and solid waste materials. In addition, our production facilities require operating permits that are subject to renewal, modification and revocation. We have established a system to treat waste materials to prevent and reduce pollution. As of December 31, 2009, we were not involved in any incident of violation of any environmental protection laws or regulations which we had failed to remedy within the timeframe stipulated by the relevant PRC authorities.

The PRC government has moved, and may move further, towards more rigorous enforcement of applicable laws, and toward the adoption of more stringent environmental standards. As we seek to expand our operations and explore overseas opportunities, we may also be subject to domestic and international environmental protection laws of other jurisdictions that may be more stringent than those in the PRC. In such event, we may be required to incur additional expenditures for environmental compliance matters.

Our contractual dispute with Sinopec may result in liabilities for us and negatively affect our ability to do business with Sinopec in the future.

On August 28, 2000, we entered into a production sharing contract with Sinopec for exploration and development of contract area at the Shengli oilfield in Shandong Province. Shengli oilfield is one of the largest oil production bases in China. In 2000, we began the trial-development phase of our operations at Shengli and drilled a dry hole. The project has been suspended since 2005. In April 2005, we requested an extension from Sinopec to restart the project at Shengli. On September 27, 2006, we received a letter from Sinopec denying our request to restart the project and seeking to terminate the production sharing contract on the grounds that the extension period of the trial-development phase had expired and we had not met our investment commitment of at least $2 million under the production sharing contract. We believe our initial investment in the project at Shengli oilfield had met the required commitment amount under the production sharing contract. As of the date of this prospectus, the production sharing contract with Sinopec has not been formally terminated and the dispute has not entered any judicial proceedings. We cannot assure you that we can resolve this dispute with Sinopec in a timely manner or at all. Our failure to resolve this dispute may impair our ability to do business with Sinopec in the future.

We face intense competition in the industry in which we operate, and if we fail to compete effectively, we may be unable to enter into new production sharing contracts and sustain our growth.

We are the sole operator of the three oilfields at Daan, Moliqing and Miao 3 through contractual arrangements with PetroChina. We do not compete with other operators in our contract areas. However, we encounter competition when we seek to acquire properties, secure additional production sharing contracts with state-owned oil and gas companies or hire trained personnel. As an independent oil contractor and operator, we are required to conduct our operations in accordance with the Regulation on the Exploitation of Onshore Petroleum Resources in Cooperation with Foreign Enterprises. We may face competition from both existing players and new emerging players for the contractual right to cooperate with CNPC and Sinopec, which are the only entities permitted to cooperate with foreign companies in onshore crude oil and natural gas exploration and production in the PRC, and for the development and production of oil resources in the PRC. Some of our competitors include ROC Oil, Central Asia Oil, Bright Oceans and Ivanhoe Energy. Factors that could affect our competitiveness may include, among others, technical capability, financial resources, experience and track record, and our relationship with CNPC and Sinopec.

Our competitors include market players that may be more experienced and/or may have greater financial and personnel resources available to them. In addition, many large oil companies with dominant positions in the PRC, such as PetroChina, Sinopec, and CNOOC, are themselves able to conduct oil development and production operations. Our ability to successfully enter into new production sharing contracts and sustain our growth therefore will, to a significant extent, depend upon our ability to out-perform other market players in an increasingly competitive market. In addition, the oil and gas industry is characterized by rapid and significant technological advancements. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement those new technologies at a substantial cost. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at all. If we are unable to utilize the most advanced commercially available technologies, our ability to compete in securing additional production sharing contracts could be adversely affected. Furthermore, if demand for oil in China decreases, we may need to compete with other competitors for reduced amount of oil purchased by PetroChina.

We also intend to acquire oil properties outside of the PRC and may face competitors that are able to pay more for productive oil properties and exploratory prospects. Our ability to acquire additional prospects in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a competitive environment.

If we fail to achieve and maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements.

Prior to this offering, we have been a private company with limited resources for maintaining our internal control over financial reporting. In 2008, we engaged Protiviti to assess the adequacy and effectiveness of our internal controls and to make appropriate recommendations in order for us to establish procedures, systems and controls which are comparable to a listed company. With the assistance of Protiviti, we have made several improvements, including documenting our internal controls and compiling an accounting manual. In connection with the audit of our consolidated financial statements for the year ended December 31, 2009, we and our auditors, an independent registered public accounting firm, did not identify any material weaknesses in our internal controls that support our current business. As part of the control evaluation process, we and our auditors have identified certain areas that require improvement. These areas include: the lack of a process to present related party transactions to the board for approval; the need to formalize our internal audit function; the lack of documentation evidencing the execution of some of our control processes; and the need to enhance our controls over some key information systems, including the use of spreadsheets and the overall information technology environment. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. If we had performed a thorough assessment of our internal control over financial reporting or if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, material weaknesses might have been identified.

Upon the completion of this offering, we will become a public company in the United States that will be subject to the Sarbanes-Oxley Act of 2002 and applicable rules and regulations thereunder. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Our independent registered public accounting firm, after conducting its own independent review, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

Compliance with rules and requirements applicable to public companies may cause us to incur additional costs, and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the market price of our ADSs to decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules adopted by the SEC and the New York Stock Exchange, have required changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to IFRS and U.S. public-company reporting requirements, and such personnel may command high salaries. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares or ADSs.

We believe that we should not be treated as a passive foreign investment company, or PFIC, for our taxable year ending December 31, 2010 or for the foreseeable future. However, we must make a separate determination each year as to whether we are a PFIC, and accordingly, even if we are not a PFIC for our current taxable year, our PFIC status may change, for example, as a result of a decrease in our gross profit from the sale of our goods as a percentage of our gross income or as a result of fluctuations in our ordinary share or ADS price. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were treated as a PFIC for any taxable year during which a U.S. person held our ADSs, certain adverse U.S. federal income tax consequences could apply to that U.S. person. See “Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

Risks Relating to the PRC

Political and economic policies of the PRC government affect our business and results of operations.

At present, the PRC is a developing economy. It differs from developed economies in many respects, including:

•	its structure;

•	the level of governmental involvement;

•	the level of development;

•	the growth rate;

•	the level and control of capital investment;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past two decades, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow or will do so at the pace that has prevailed in recent years, or that if there is growth, such growth will be steady and uniform. In addition, if there is a slowdown, such slowdown could have a negative effect on our business. Due in part to the impact of the global economic and financial crisis and other factors, the growth rate of China’s gross domestic product as measured against the same period of the previous year decreased to 7.1% in the first half of 2009, down from 10.4% in the first half of 2008, before rebounding to 10.7% in the fourth quarter of 2009. It is uncertain whether the various macroeconomic measures, monetary policies and economic stimulus packages adopted by the PRC government will be effective in restoring or sustaining the fast growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long term, may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments.

Although the Chinese economy has been transitioning from a planned economy to a more market-oriented economy, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of investments and expenditures in China, which in turn could lead to a reduction in demand for oil and consequently have a material adverse effect on our businesses.

Our ability to successfully expand our business operations in the PRC depends on a number of factors, including macro-economic and other market conditions and credit availability from lending institutions. The PRC government has from time to time articulated the need to control economic growth again and to tighten lending. Stricter lending policies in the PRC may affect our ability to obtain financing, thus reducing our ability to fund our business and implement our expansion strategies. We cannot assure you that the PRC government will not implement any additional measures to tighten lending, or that, if any such measure is implemented, it will not adversely affect our future results of operations or profitability. Furthermore, we cannot assure you that our historical economic and market conditions will continue, or that we will be able to sustain our growth.

We may be deemed a PRC resident enterprise under the new PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.

The Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008, provides that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the Implementation Rules of the New EIT Law, issued by the State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. At present, the PRC tax authorities have not issued any guidance on the application of the New EIT Law and its Implementation Rules on offshore entities which are not controlled by Chinese enterprises or Chinese group enterprises. As a result, it is unclear what factors will be used by the PRC tax authorities to determine whether we are a “de facto management body” in the PRC. A substantial number of our management personnel are located in the PRC, and all of our revenues arise from our operations in the PRC. However, we do recognize some interest income and other gains from our financing activities outside the PRC. We are currently subject to enterprise income tax on our PRC activities. If the PRC tax authorities determine that we are a PRC resident enterprise, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which may have an adverse impact on our financial condition and results of operations.

Dividends payable by us to our foreign investors or capital gains realised by our foreign investors may become subject to taxes under PRC tax laws.

Under the previous PRC tax laws and regulations, dividends paid by us to our overseas investors or capital gains realized by our overseas investors through transfer or disposition of our ADSs were not subject to PRC withholding tax or income tax. If we are deemed to be a PRC “resident enterprise” under the “de facto management body” test of the New EIT Law and Implementation Rules, dividends on our ADSs or capital gains through transfer or disposition of our ADSs may be regarded as income from “sources within the PRC.” Therefore, the dividends payable to or capital gains realized by our investors that are “non-resident enterprises,” which do not have an establishment or place of business in China or which have an establishment or place of business in China but the dividends or capital gains are not substantially related to such establishment or place of business in China, may be subject to a 10% witholding tax. However, it is unclear whether the dividends we pay or capital gains would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the New EIT Law and Implementation Rules to withhold PRC income tax on any dividends we pay to or capital gains realized by our foreign ADSs holders, the value of your investment in our ADSs may be materially and adversely affected.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike in common law systems, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since many laws, rules and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract.

Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of PRC administrative and court proceedings and the level of legal protection we enjoy in China as compared to more developed legal systems. These uncertainties may impede our ability to enforce our contracts with PetroChina, our service providers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the oil and gas industry in China, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Future fluctuations in foreign exchange rates and government control in currency conversion may adversely affect our financial condition and results of operations, and our ability to remit dividends.

A substantial portion of our revenue and most of our expenditures are denominated in Renminbi, which is currently not a freely convertible currency. We will require foreign currencies for dividend payment, if any, to our shareholders. We will therefore be exposed to foreign currency fluctuations.

The value of the RMB depends, to a large extent, on China’s domestic and international economic, financial and political developments and government policies, as well as the currency’s supply and demand in the local and international markets. For over 10 years from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by People’s Bank of China in light of the previous day’s inter-bank foreign exchange market rates in China and the then current exchange rates on the global financial markets. The official exchange rate for the conversion of RMB into the U.S. dollar was largely stable until July 2005 when the People’s Bank of China allowed the official RMB exchange rate to float against a basket of foreign currencies, including the U.S. dollar. In July 2008, the China central bank established a narrow band within which the RMB could fluctuate against these currencies, the practical effect of which has been to re-peg the RMB to the U.S. dollar. From July 21, 2005 to December 31, 2009, the RMB appreciated by 17.5% against the U.S. dollar. Fluctuation of the value of RMB will affect the amount of our non-RMB debt service in RMB terms since we have to convert RMB into non-RMB currencies to service our foreign debt. Any appreciation of the RMB will also increase the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, any depreciation of the RMB will decrease the value of, and any dividends payable on, our ADSs in foreign currency terms.

Certain facts and statistics in this prospectus relating to the PRC economy and the oil industry in the PRC are derived from various governmental official publications and may not be fully reliable.

Certain facts and statistics in this prospectus relating to the PRC, the PRC economy, the oil industry and other related sectors of the PRC are derived from various governmental official publications. However, we cannot guarantee the quality or reliability of such governmental official publications. While we have taken reasonable care to ensure that the facts and statistics presented are accurately reproduced and extracted from such governmental official publications, they have not been independently verified by us, the underwriters, or any of their or our affiliates or advisors. We therefore make no representation as to the accuracy of such facts and statistics from governmental official publications, which may not be consistent with other information compiled within or outside the PRC.

Possibly due to inadequate or ineffective collection methods or discrepancies between governmental official publications and market practice and other problems, the official statistics in this prospectus relating to the PRC economy and the oil industry and other related sectors in the PRC may be inaccurate, or may not be comparable to statistics produced for other economies, and thus should not be unduly relied upon. Furthermore, we cannot assure you that they are stated or compiled on the same basis or with the same degree of accuracy, as may be the case in other countries. In all cases, investors should give consideration as to how much weight or importance they should attach to or place on such official facts or official statistics.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. Even though we hire our PRC employees through Jilin Foreign Enterprise Services Co., Ltd. in accordance with PRC laws and regulations, we are still affected by the changes in labor law. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Any future outbreak of H1N1 influenza, avian influenza or severe acute respiratory syndrome in China, or similar adverse public health developments, may severely disrupt our business and operations.

In 2009, occurrences of H1N1 influenza were reported throughout China. Since 2005, there have been reports on the occurrences of avian influenza in various parts of China, including a number of confirmed human cases that resulted in fatalities. In addition, from December 2002 to June 2003, China and other countries experienced an outbreak of a highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in China were temporarily closed by the PRC government to prevent transmission of SARS. Any prolonged recurrence of H1N1, avian influenza, SARS or other adverse public health developments in China could require the temporary closure of our development and production facilities. Such closures could severely disrupt our business operations and materially adversely affect our results of operations.

Risks Relating to This Offering and Ownership of Our ADSs

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to have our ADSs listed on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The market price for our ADSs may be volatile which could result in a substantial loss to you.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to a number of factors, including the following:

•	the movement in oil prices and its impact on our oil reserves;

•	announcements of competitive developments;

•	regulatory developments in China affecting us, PetroChina or our competitors;

•	announcements regarding litigation or administrative proceedings involving us;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	addition or departure of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in 2008, multiple exchanges in the United States and other countries and regions, including China, experienced sharp declines in response to the global economic and financial crisis. Prolonged volatility in the global capital markets may affect overall investor sentiment towards our ADSs, which could also negatively affect the trading prices for our ADSs.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $3.72 per ADS, representing the difference between our net tangible book value per ADS as of December 31, 2009, after giving effect to, among other things, this offering at an assumed initial public offering price of $7.50 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 151,457,490 ordinary shares outstanding, including 30,000,000 ordinary shares represented by 12,000,000 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of certain lock-up arrangements entered into among us, the underwriters and other shareholders as further described under “Underwriting” and “Shares Eligible for Future Sale.” In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Future issuances of ordinary shares or ADSs may depress the trading price of our ADSs.

Any issuance of equity securities after this offering could dilute the interests of our existing shareholders and could substantially decrease the trading price of our ADSs. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, the ADRs, and the procedures established by the Depositary. The process of voting through the Depositary may involve delays that limit the time available to you to consider proposed shareholders’ actions and also may restrict your ability to subsequently revise your voting instructions.

Holders of our ADSs may only exercise their voting rights with respect to the underlying shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the Depositary will endeavor to vote the underlying shares in accordance with these instructions. Under our post-offering memorandum and articles of association, the minimum notice period required for convening a general meeting is 21 calendar days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the Depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the Depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote the shares underlying your ADSs. If no voting instructions are received prior to the voting deadline set forth in the notice of shareholders’ meeting, the Depositary shall deem the holders to have instructed it to give a discretionary proxy to a person designated by us to exercise their voting rights. Furthermore, the Depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote.

You may not have the same voting rights as the holders of our ordinary shares and you must act through the Depositary to exercise your rights.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the Depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the Depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the Depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or impractical or if any required government approval cannot be obtained in order to make such distribution available to you.

The Depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The Depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the Depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the Depositary. However, the Depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The Depositary may close its books for a number of reasons, including in connection with corporate events such as a rights offering, during which time the Depositary needs to maintain an exact number of ADS holders on its books for a specified period. The Depositary may also close its books in emergencies, and on weekends and public holidays. The Depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the Depositary are closed, or at any time if we or the Depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (2009 Revision), as amended and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China. Most of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action in the United States against us or against these individuals in the event that you believe that your rights have been violated under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, and it is uncertain whether such courts in the Cayman Islands or China would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state in the United States. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our articles of association will contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We will be adopting amended and restated articles of association to be effective upon the completion of this offering that will contain provisions limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering.

We have allocated a large portion of the net proceeds of this offering to be received by us to expand our operations by drilling new wells, acquiring interests in other oilfields, for working capital and for general corporate purposes. Although the use of proceeds represents the present intention of our management, our management will have considerable discretion in the application of the net proceeds received by us based on any subsequent event or development. We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of these purposes. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and market developments and the number and type of new projects we undertake. You will not have the opportunity, as part of your investment decision, to assess whether proceeds will be used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not directly improve profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that may lose value.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the Depositary may make these rights available to you if it is lawful and reasonably practicable. However, the Depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. Under the deposit agreement, the Depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Industry” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements include, among other things, statements relating to:

•	our business strategies and plan of operations;

•	our operations and business prospects;

•	timing and completion of our oilfield development;

•	our capital expenditures and funding plans;

•	expected growth in the demand for oil;

•	expected challenges facing the oil and gas industry;

•	expected trends in global and PRC crude oil prices; and

•	our dividend policy.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in the section entitled “Risk Factors.”

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

USE OF PROCEEDS

We expect that the net proceeds we will receive from the sale of the ADSs offered by us will be approximately $77.4 million, based on an assumed initial public offering price of $7.50 per ADS, the midpoint of the expected range, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, or $89.9 million, assuming that the underwriters exercise their option to purchase additional ADSs from us in full. A $0.50 increase/(decrease) in the assumed initial public offering price of $7.50 per ADS would increase/(decrease) the net proceeds to us from this offering by approximately $5.6 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us, or $6.4 million, assuming that the underwriters exercise their option to purchase additional ADSs from us in full.

The primary purposes of this offering are to gain access to the broader capital markets to assist our future business development, to create a public market for our ordinary shares for the benefit of all shareholders, to retain talented employees by providing them with equity incentives and to obtain additional capital. We intend to use the net proceeds we receive from this offering as follows:

•	approximately $25.0 million to drill new wells in our existing oilfields;

•	a portion of the remaining amount to expand our operations by acquiring interests in other oilfields. At this time, other than disclosed in “Prospectus Summary — Recent Developments — Memoranda of Understanding,” we have not entered into discussions or negotiations with respect to acquiring interests in other oilfields; and

•	the balance of the proceeds for working capital and general corporate purposes.

The foregoing represents our intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions and is presented in order of priority of the purposes set forth. We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for acquiring interests in other oilfields or working capital and general corporate purposes. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to invest the proceeds in a variety of capital preservation instruments, including short-term, investment-grade, and/or interest-bearing instruments.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2009 presented on:

•	an actual basis;

•	an as adjusted basis to reflect (i) a cash dividend of $20 million paid to our shareholders and a deemed dividend of $11.9 million to FEEL in March 2010 and, (ii) the repurchase by us of 18,212,560 ordinary shares held by FEEL and the issuance in exchange of 36,425,120 series B preferred shares in March 2010; and

•	a pro forma as adjusted basis to reflect the events described above and (i) the automatic conversion of all of our series A and series B preferred shares outstanding immediately prior to the closing of this offering into 25,101,220 and 18,212,560 ordinary shares, respectively, upon completion of this offering, and (ii) the issuance and sale by us of ADSs offered in this offering at an assumed initial public offering price of $7.50 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2009
	Actual		As Adjusted		Pro Forma As Adjusted
	(Unaudited)
	(In millions)
	RMB	$	RMB	$	RMB	$

Long-term borrowings(1)	1,243.0	182.1	1,243.0	182.1	1,243.0	182.1
Capital and reserves attributable to our equity holders:
Ordinary shares (150,000,000, par value $0.001 per share, authorized and 96,356,270 ordinary shares issued and outstanding)(2)	0.6	0.09	0.5	0.08	1.0	0.2
Preferred A shares (30,000,000 series A preferred shares, par value $0.001 per share, authorized and 25,101,220 series A preferred shares issued and outstanding)	0.2	0.03	0.2	0.03	—	—
Preferred B shares (50,000,000 series B preferred shares, par value $0.001 per share, authorized and 36,425,120 series B preferred shares issued and outstanding)	—	—	0.2	0.04	—	—
Retained earnings	848.7	124.3	631.1	92.5	631.1	92.5
Other components of equity(3)	403.9	59.2	403.8	59.1	932.0	136.5

Total equity(3)	1,253.4	183.6	1,035.8	151.8	1,564.1	229.2

Total capitalization(3)	2,496.4	365.7	2,278.8	333.9	2,807.0	411.3

(1)	All of our long-term borrowings are secured but not guaranteed.

(2)	We will adopt a new memorandum and articles of association which will take effect upon closing of this offering and our authorized share capital will consist of 10,000,000,000 ordinary shares, with a par value of $0.001 each.

(3)	Assuming the number of ADSs sold by us in the offering remains the same as set forth on the cover page of this prospectus, a $0.50 increase (decrease) in the assumed initial public offering price would increase (decrease) other components of equity, total equity and total capitalization by approximately RMB38.1 million ($5.6 million).

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the conversion of our preferred shares and the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Our net tangible book value as of December 31, 2009 was approximately RMB1,250.8 million ($183.2 million), or RMB12.98 ($1.90) per ordinary share and $4.75 per ADS.

Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding series A and series B preferred shares into ordinary shares upon the completion of this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2009, other than to give effect to the conversion of all outstanding series A and series B preferred shares into ordinary shares upon the completion of this offering, the cash dividend of $20 million paid to our shareholders and the deemed dividend of $11.9 million to FEEL in March 2010, and our sale of the ADSs offered in this offering at the assumed initial public offering price of $7.50 per ADS after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2009 would have increased to RMB1,561.5 million ($228.8 million), or RMB10.31 ($1.51) per ordinary share or $3.78 per ADS. This represents an immediate decrease in net tangible book value of $0.39 per ordinary share and $0.98 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of $1.49 per ordinary share and $3.72 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

Assumed initial public offering price per ordinary share	$3.00
Assumed initial public offering price per ADS	$7.50
Net tangible book value per ordinary share as of December 31, 2009	$1.90
Pro forma as adjusted net tangible book value per ordinary share after giving effect to the conversion of our series A and series B preferred shares and the cash dividend of $20 million paid to our shareholders and the deemed dividend of $11.9 million to FEEL in March 2010,	$1.25
Pro forma as adjusted net tangible book value per ordinary share/ADS after giving effect to the conversion of our series A and series B preferred shares, the cash dividend of $20 million paid to our shareholders and the deemed dividend of $11.9 million to FEEL in March 2010, and this offering
$1.51 per ordinary share/ $3.78 per ADS
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$1.49
Amount of dilution in net tangible book value per ADS to new investors in the offering	$3.72

A $0.50 increase (decrease) in the assumed public offering price of $7.50 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $5.6 million, the pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of our series A and series B preferred shares, the cash dividend of $20 million paid to our shareholders and the deemed dividend of $11.9 million to FEEL in March 2010, and this offering by $0.04 per ordinary share or $0.09 per ADS and the amount of dilution in pro forma net tangible book value per ordinary share and per ADS to new investors, in this offering by $0.16 per ordinary share or $0.41 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of December 31, 2009, the differences between existing shareholders, including holders of our preferred shares that will be automatically converted into ordinary shares immediately upon the completion of this offering, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

					Average	Average
	Shares Purchased		Total Consideration		Price per	Price per
	Number	%	Amount	%	Shares	ADS
			(In millions)

Existing shareholders	121,457,490	80.2	$58.9	39.5	$0.48	$1.21
New investors	30,000,000	19.8	$90.0	60.5	$3.00	$7.50

Total	151,457,490	100	$148.9	100

A $0.50 increase (decrease) in the assumed initial public offering price of $7.50 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $6.0 million, $6.0 million and $0.10, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other offering expenses payable by us.

The discussion and tables above assume no exercise of any outstanding share options. As of the date of this prospectus, there were no ordinary shares issuable upon exercise of outstanding share options, and there were ordinary shares available for future issuance upon the exercise of future grants under our 2009 stock incentive compensation plan. To the extent that any of these options is exercised, there will be further dilution to new investors.

DIVIDENDS AND DIVIDEND POLICY

After completion of this offering, our shareholders and ADSs holders will be entitled to receive dividends we declare. The payment and the amount of any dividends will be at the discretion of our directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors which our directors deem relevant. Any declaration and payment as well as the amount of dividends will be subject to our constitutional documents and the Cayman Companies Law, including the approval of shareholders. In addition, our controlling shareholder will be able to influence the approval by our shareholders in a general meeting for any payment of dividends.

Subject to the factors above, we currently plan to pay annual dividends of 20% of our annual distributable profit attributable to equity holders of our company, commencing with respect to the year ending December 31, 2010. Cash dividends on our ADSs, if any, will be paid in U.S. dollars. Other distributions, if any, will be paid to our shareholders by any means which our directors deem legal, fair and practicable.

On March 9, 2010, we distributed a cash dividend of $20.0 million to our shareholders. The ordinary shareholder received approximately $0.16 per share and each series A preferred shareholder participated in the dividend distribution on an as-converted basis. In December 2008, July 2009 and March 2010, we declared deemed dividends in the amount of $20.0 million, $50.0 million and $11.9 million, respectively, to FEEL. See “Related Party Transactions — Transactions with Ruilin Zhang and FEEL” and “Prospectus Summary — Recent Developments — Cash Dividend and Deemed Dividend” for more details on the deemed dividends. The deemed dividends were non-cash because it was deemed that FEEL used the proceeds from the distributions to reduce the outstanding balance owed to us. As a result of the deemed dividends, our retained earnings decreased and our shareholder loan receivable from FEEL also decreased by the same amount.

If we are deemed to be a PRC “resident enterprise” under the New EIT Law and Implementation Rules, dividends on our ADSs may become subject to a 10% withholding tax. See “Taxation — People’s Republic of China Taxation.”

EXCHANGE RATES

Our consolidated financial statements and other financial data included in this prospectus are presented in RMB with a convenience translation into U.S. dollars. Our business and operations are primarily conducted in China. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.8259 to $1.00, the noon buying rate in effect as of December 31, 2009. We make no representation that any RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 30, 2010, the noon buying rate was RMB6.8247 to $1.00.

The following table sets forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in New York City for cable transfers, in RMB per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Renminbi per U.S. Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High

2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2009
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April (to April 30)	6.8247	6.8256	6.8275	6.8229

(1)	Averages for a period are calculated by using the average of the exchange rates at the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant month.

Source: Federal Reserve Statistical Release.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include that the Cayman Islands has a less developed body of securities laws than the United States and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be submitted to arbitration.

All of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals and residents of jurisdictions other than the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

We have been advised by Maples and Calder, our Cayman Islands counsel, that there is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of securities law of the United States or any state in the United States or entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities law of the United States or any state in the United States.

Maples and Calder has further advised that final and conclusive judgment in federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes or other similar charges, fines, other penalties or multiple damages, and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in a court of the Cayman Islands under the common law doctrine of obligation without any re-examination of the merits of the underlying dispute. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

Zhong Lun Law Firm has advised us further that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Courts in the PRC may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security or social and public interests. As there is currently no treaty or other agreement of reciprocity between the PRC and the United States governing the recognition of a judgment, there is in the opinion of Zhong Lun Law Firm uncertainty as to whether a PRC court would enforce a judgment rendered by a court in the United States.

You will have limited ability to bring an action in the Cayman Islands or in the PRC against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands and because we conduct substantially all of our business operations in the PRC. See “Risk Factors — Risks Related to This Offering and Ownership of Our ADSs.”

OUR CORPORATE HISTORY AND STRUCTURE

We conduct our oil production business through three production sharing projects with PetroChina located in the Daan, Moliqing and Miao 3 oilfields.

The following diagram illustrates our corporate and shareholding structure as of the date of this prospectus.

(1)	Sino Link Limited is an indirect wholly owned subsidiary of the CITIC Group.

(2)	Harmony Energy Limited is a direct wholly owned subsidiary of Ever Union Capital Limited.

(3)	Mr. Ruilin Zhang, our chairman and chief executive officer, and Mr. Jiangwei Zhao, our director and senior vice president, are the controlling shareholders of FEEL.

(4)	FEEL is our sole ordinary shareholder.

Corporate History

On December 16, 1997, GOC and CNPC entered into the original production sharing contracts for the oilfields at Daan and Miao 3. On September 25, 1998, GOC and CNPC entered into the original production sharing contract for the oilfield at Moliqing. In 1999, CNPC assigned to its subsidiary, PetroChina, most of its commercial and operational rights and obligations under the three production sharing contracts. GOC became the foreign contractor and the operator of the three oilfields pursuant to these production sharing contracts.

On September 25, 2000, GOC and Microbes, Inc., or Microbes, a corporation organized under the laws of the State of Delaware, entered into farmout agreements and an operating agreement under which GOC transferred to Microbes 90% of GOC’s interest in the production sharing contracts for the three oilfields. Microbes became the sole operator of the three oilfields and one of two foreign contractors under the production sharing contracts. Microbes was entitled to appoint representatives on behalf of the foreign contractors, being GOC and Microbes, to the joint management committee. As part of the consideration for the transfer, GOC continued to hold a 10% interest in the foreign contractors’ entitlement and obligations in the oil production from each of the three oilfields under the production sharing contracts.

On October 25, 2000, CNPC entered into agreements with GOC and Microbes to modify each of the production sharing contracts to reflect the transfer of operatorship to Microbes. The transfer became effective following the approval of the Ministry of Foreign Trade and Economic Cooperation in November 2000.

On May 26, 2001, Microbes transferred all of its rights and obligations in each of the three production sharing contracts to MIE, which was then Microbes’ wholly owned subsidiary. Under a sale and purchase agreement dated August 11, 2003, Microbes transferred its entire equity interest in MIE to FEEL, a Hong Kong incorporated company established by Mr. Ruilin Zhang, our chairman and chief executive officer, Mr. Jiangwei Zhao, our vice chairman and senior vice president and Mr. Zhiguo Shang, for an initial consideration of $2,250,000, and MIE and GOC became the foreign contractors under the three production sharing contracts. In addition, as part of the consideration, Microbes was entitled to a 12% interest in the production sharing contract for the Daan oilfield and an interest ranging from 5% to 15% in each of the production sharing contracts for the Moliqing and Miao 3 oilfields, depending on the capital investment attributable to MIE for each financial year up to July 1, 2011. On May 19, 2008, Microbes waived its right to receive the above interest under the relevant production sharing contracts in consideration for a single payment of $20 million from MIE. The payment was made in full on August 1, 2008.

On June 30, 2005 and September 22, 2005, FEEL and MIE entered into a cooperation agreement and a share purchase agreement, respectively, with Full Fame Enterprise Limited, or Full Fame, a company incorporated in the British Virgin Islands with limited liability, under which FEEL converted 8,500 ordinary shares, representing a 17% interest in MIE, into ordinary shares with preferred rights and transferred the ordinary shares with preferred rights to Full Fame in consideration for a loan facility of RMB300 million from Liaoyuan City Credit Union.

On June 19, 2008, FEEL, MIE and Full Fame entered into termination agreements to terminate their respective rights and obligations under the cooperation agreement and the share purchase agreement. As a result, on June 19, 2008, FEEL purchased 8,500 ordinary shares with preferred rights from Full Fame, representing its entire interest in MIE, for a consideration of $1 million and Full Fame ceased to be a shareholder of MIE.

MIEH was incorporated by Mapcal Limited on behalf of FEEL in the Cayman Islands on March 20, 2008 as an investment holding company with limited liability. On January 12, 2009, FEEL completed a restructuring and MIEH became the holding company of MIE in preparation for a public offering of our shares and as part of an arrangement under MIE’s existing banking facility, or the Restructuring. Pursuant to the Restructuring, we issued and sold 99,999,000 ordinary shares to FEEL in exchange for 50,000 ordinary shares of MIE, representing the entire interest in MIE held by FEEL at the time of the exchange. Upon the exchange, MIE became our wholly owned subsidiary and Mr. Zhao and Mr. Zhang, through their control of FEEL, remained as our ultimate controlling shareholders.

Pursuant to a facility agreement dated June 6, 2008, FEEL obtained a $13 million loan facility from Standard Bank and utilized $5 million to provide a loan to MIE. On January 12, 2009, FEEL repaid the $5.1 million loan and accrued interest from Standard Bank by transferring 1,970,490 ordinary shares of MIEH to Standard Bank pursuant to a share purchase agreement among FEEL, Standard Bank, Mr. Ruilin Zhang, Mr. Jiangwei Zhao and Mr. Zhiguo Shang. Under the share purchase agreement, Standard Bank had the right to convert the ordinary shares into preferred shares, if preferred shares are issued to new investors in the future and above a certain agreed-upon valuation. FEEL also granted Standard Bank an option to purchase $8 million of ordinary or preferred shares at the same valuation as any future investors.

On June 19, 2009, TPG Star Energy Ltd., or TPG, entered into a share purchase agreement with us, MIE and FEEL, under which TPG subscribed for 21,457,490 series A preferred shares for a consideration of $53.0 million. The series A preferred shares are convertible, at the option of the holder, at any time into our ordinary shares and will automatically convert into our ordinary shares immediately prior to the consummation of a qualified initial public offering or 48 months after the completion date of the series A preferred shares financing by TPG. Each series A preferred share is initially convertible into one ordinary share, and no fractional ordinary shares shall be issued upon conversion of series A preferred shares. We issued the series A preferred shares to TPG on July 9, 2009.

On July 9, 2009, Standard Bank, FEEL, TPG, MIE and we entered into a shareholders’ agreement, the details of which are set out in “Related Party Transactions — Private Placement.”

On October 26, 2009, we entered into a shares purchase agreement with FEEL and its shareholders, MIE and Sino Link Limited, an indirect subsidiary of CITIC Group, pursuant to which FEEL transferred 3,643,730 series A preferred shares to Sino Link Limited for a consideration of $9 million. As FEEL was not at that time the holder of series A preferred shares, MIEH repurchased 3,643,730 ordinary shares held by FEEL and issued in exchange 3,643,730 series A preferred shares, which were then transferred to Sino Link Limited on October 30, 2009. The series A preferred shares are convertible, at the option of the holder, at any time into our ordinary shares and will automatically convert into our ordinary shares immediately prior to the consummation of a qualified initial public offering or 48 months after the completion date of the series A preferred shares financing by TPG. Each series A preferred share is initially convertible into one ordinary share, and no fractional ordinary shares shall be issued upon conversion of series A preferred shares. On October 30, 2009, we entered into an amended and restated shareholders’ agreement with TPG, FEEL, Sino Link Limited and MIE, the details of which are set out in “Related Party Transactions — Private Placement.”

On October 30, 2009, FEEL entered into a share purchase agreement with Standard Bank, FEEL’s shareholders, MIE and us to buy back 1,970,490 ordinary shares of MIEH from Standard Bank. On the same date, FEEL also entered into an option termination agreement with Standard Bank, MIE and us to terminate the option held by Standard Bank to purchase an additional $8 million of ordinary or preferred shares from FEEL.

On December 16, 2009, TPG transferred 1,287,550 series A preferred shares to TPG Star Energy Co-Invest, LLC, or TPG Co-Invest, an affiliate of TPG. On the same day, we entered into an agreement of adherence with TPG Co-Invest, TPG, Sino Link Limited, FEEL and MIE pursuant to which TPG Co-Invest became bound by the terms and conditions of the amended and restated shareholders’ agreement dated October 30, 2009.

On February 5, 2010, FEEL entered into a shares purchase agreement with Harmony Energy Limited, or Harmony Energy, a direct subsidiary of Ever Union Capital Limited, FEEL’s shareholders, MIE and us, pursuant to which FEEL transferred, on March 10, 2010, 36,425,120 series B preferred shares to Harmony Energy for a consideration of $90 million. As FEEL was not the holder of series B preferred shares at the time of entering into the shares purchase agreement, MIEH repurchased 18,212,560 ordinary shares held by FEEL and issued in exchange 36,425,120 series B preferred shares, which were then transferred to Harmony Energy. The series B preferred shares are convertible, at the option of the holder, at any time into our ordinary shares and will automatically convert into our ordinary shares immediately prior to the consummation of a qualified initial public offering or 48 months after the completion date of the series A preferred shares financing by TPG. Series B preferred shares shall initially be convertible into ordinary shares at the ratio of two preferred shares to one ordinary share. No fractional ordinary shares shall be issued upon conversion of series B preferred shares, and in lieu of any fractional shares, we will pay cash to such holder.

In connection with the purchase of series B preferred shares by Harmony Energy, we entered into a second amended and restated shareholders’ agreement with TPG, TPG Co-Invest, Harmony Energy, FEEL, Sino Link Limited and MIE. See “Related Party Transactions — Transfer to Harmony Energy Limited” for more details.

On April 16, 2010, our shareholders approved a 10-to-1 share split of our ordinary shares, series A preferred shares and series B preferred shares which became effective immediately. At the same time, the par value of the shares was changed from $0.01 per share to $0.001 per share. Unless otherwise noted, all share information and per share data included in the prospectus and accompanying financial statements has been adjusted to reflect this share split and change in par value.

SELECTED CONSOLIDATED AND OTHER FINANCIAL DATA

The following selected consolidated financial data for the periods and as of the dates indicated should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected consolidated income statement data and cash flow statement data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected income statement data and cash flow statement data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited financial statements, which are not included in this prospectus.

Our audited consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results do not necessarily indicate the results that may be expected for any future periods.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	$
	(In millions, except for earnings per share data and number of shares outstanding)

Consolidated Income Statement Data:
Revenue	430.6	722.5	1,221.6	1,971.7	1,166.8	170.9
Operating expenses:
Purchases, services and other	51.0	77.4	111.7	96.9	123.6	18.1
Employee compensation costs	8.7	28.1	53.0	69.0	67.7	9.9
Depreciation, depletion and amortization(1)	124.2	88.0	286.8	475.2	445.8	65.3
Impairment of property, plant and equipment	—	—	—	32.0	—	—
Distribution and administrative expenses	45.4	62.5	131.9	112.7	84.1	12.3
Taxes other than income taxes	—	64.4	160.0	538.1	73.3	10.7
Other (income)/losses	(1.2)	(1.6)	(32.8)	(133.8)	131.1	19.3

Total operating expenses	228.1	318.8	710.6	1,190.1	925.6	135.6
Profit from operations	202.5	403.7	511.0	781.6	241.2	35.3
Finance costs-net	(4.8)	(58.3)	(76.9)	(7.8)	(57.3)	(8.4)

Profit before income tax	197.7	345.4	434.1	773.8	183.9	26.9
Income tax expense	61.9	104.1	125.2	162.7	73.4	10.8

Net profit for the year	135.8	241.3	308.9	611.1	110.5	16.1

Earnings per share:
Basic	1.4	2.4	3.1	6.1	1.0	0.1
Diluted	1.4	2.4	3.1	6.1	1.0	0.1
Weighted average number of shares outstanding:
Basic	100,000,000	100,000,000	100,000,000	100,000,000	99,392,712	99,392,712
Diluted	100,000,000	100,000,000	100,000,000	100,000,000	110,393,982	110,393,982
Other Financial Data:
EBITDA(2)	326.7	491.7	797.8	1,256.8	687.0	100.6
Adjusted EBITDA(3)	326.7	506.0	817.5	1,127.9	821.3	120.3

(1)	Under IFRS, our accounting of unit of production for depreciation, depletion and amortization for the years ended December 31, 2007, 2008 and 2009 is based on the reserve definition as set out in the PRMS. The PRMS definition differs from both the old and new SEC definitions of oil reserves. If the reserves as defined under either the old or new SEC reserve rules were adopted, depreciation, depletion and amortization would be decreased by RMB9.6 million for the year ended December 31, 2007, increased by RMB34.3 million for the year ended December 31, 2008 and decreased by RMB6.6 million ($1.0 million) for the year ended December 31, 2009.

(2)	EBITDA refers to earnings before finance income, finance costs, income tax and depreciation, depletion and amortization. See “Non-IFRS Financial Measures,” for a reconciliation of EBITDA to net profit.

(3)	Adjusted EBITDA refers to EBITDA adjusted to exclude share-based compensation expense, impairment of property, plant and equipment, impairment of inventory, net loss/(gain) on forward foreign exchange contract, realized and unrealized loss/(gain) on the oil put option and accrual/write-back of safety fees. See “Non-IFRS Financial Measures,” for a reconciliation of adjusted EBITDA to net profit.

	As of December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	$
	(In millions)

Consolidated Balance Sheet Data:
Property, plant and equipment	634.7	1,147.0	1,707.1	2,486.9	2,665.1	390.4
Non-current assets	952.7	1,841.0	2,157.1	2,659.7	2,738.1	401.1
Cash and cash equivalents	5.6	26.5	77.2	382.1	290.3	42.5
Current assets	474.4	415.3	815.2	1,165.6	988.0	144.7
Total assets	1,427.1	2,256.3	2,972.3	3,825.2	3,726.1	545.8
Current liabilities	1,258.5	1,838.3	1,497.2	1,575.0	966.1	141.5
Long-term loan	—	—	730.5	765.5	1,243.0	182.1
Non-current liabilities	49.4	57.6	805.7	1,106.6	1,506.6	220.7
Total liabilities	1,307.9	1,895.9	2,303.0	2,681.6	2,472.7	362.2
Total equity	119.1	360.4	669.3	1,143.8	1,253.4	183.6

	Year Ended December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	$
	(In millions)

Other Financial Data:
Capital expenditures(1)	167.2	420.5	831.5	1,238.5	881.4	129.1
Net cash generated from/(used in) operating activities	471.5	400.2	517.5	1,449.5	(70.2)	(10.3)
Net cash (used in) investing activities	(612.1)	(731.3)	(715.3)	(1,278.5)	(881.8)	(129.2)
Net cash generated from financing activities	130.0	352.0	248.5	136.7	860.2	126.0
Net increase/(decrease) in cash and cash equivalents	(10.6)	20.9	50.7	307.7	(91.8)	(13.5)

(1)	Consist mainly of project development costs.

NON-IFRS FINANCIAL MEASURES

We include in this prospectus the non-IFRS financial measures EBITDA and adjusted EBITDA. We provide a reconciliation of EBITDA and adjusted EBITDA to net profit for the year, our most directly comparable financial performance calculated and presented in accordance with IFRS. EBITDA refers to earnings before finance income, finance costs, income tax and depreciation, depletion and amortization. Adjusted EBITDA refers to EBITDA adjusted to exclude share-based compensation expense, impairment of property, plant and equipment, impairment of inventory, net loss/(gain) on forward foreign exchange contract, realized and unrealized loss/(gain) on the oil put option and accrual/write-back of safety fees.

EBITDA and adjusted EBITDA are not standard measures under IFRS. We have included EBITDA and adjusted EBITDA as we believe EBITDA is a financial measure commonly used in the oil and gas industry. We believe that EBITDA and adjusted EBITDA are used as supplemental financial measures by our management and by investors, research analysts and others, to assess our operating performance and return on capital as compared to those of other companies in our industry, without regard to financing or capital structure. However, EBITDA and adjusted EBITDA should not be considered in isolation or construed as alternatives to profit from operations or any other measure of performance or as an indicator of our operating performance or profitability. EBITDA and adjusted EBITDA fail to account for tax, finance income, finance costs and other non-operating cash expenses. EBITDA and adjusted EBITDA do not consider any functional or legal requirements of the business that may require us to conserve and allocate funds for any purposes.

EBITDA and adjusted EBITDA should not be considered alternatives to net profit for the year, profit from operations or any other measure of financial performance or liquidity presented in accordance with IFRS. Our EBITDA and adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate EBITDA or adjusted EBITDA in the same manner. The following table presents a reconciliation of EBITDA and adjusted EBITDA to net profit for the year for each of the years indicated.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	$
	(In millions)

Reconciliation of net profit for the year to EBITDA and Adjusted EBITDA:
Net profit for the year	135.8	241.3	308.9	611.1	110.5	16.1
Income tax expense	61.9	104.1	125.2	162.7	73.5	10.8
Finance income	(1.9)	(3.1)	(11.9)	(45.7)	(1.6)	(0.2)
Finance costs	6.7	61.4	88.8	53.5	58.8	8.6
Depreciation, depletion and amortization	124.2	88.0	286.8	475.2	445.8	65.3
EBITDA	326.7	491.7	797.8	1,256.8	687.0	100.6
Share-based compensation expense	—	—	—	—	3.5	0.5
Impairment of property, plant and equipment	—	—	—	32.0	—	—
Impairment of inventory	—	—	—	3.9	—	—
Net loss on forward foreign exchange contract	—	—	—	24.7	(5.4)	(0.8)
Realized gain on oil put option	—	—	—	(25.7)	(71.0)	(10.4)
Unrealized loss/(gain) on oil put option	—	—	—	(129.8)	207.2	30.4
Accrual/write-back of safety fees	—	14.3	19.7	(34.0)	—	—
Adjusted EBITDA	326.7	506.0	817.5	1,127.9	821.3	120.3

SELECTED OPERATING AND RESERVE DATA

The following table sets forth net production and net reserves data as of and for the years ended December 31, 2007, 2008 and 2009. Our reserve-related disclosure as of and for the years ended December 31, 2007 and 2008 (with the exception of the reserve estimation used to calculate unit of production for depreciation, depletion and amortization) comply with the old SEC reserve rules. Our reserve-related disclosure as of and for the year ended December 31, 2009 (with the exception of the reserve estimates used to calculate unit of production for depreciation, depletion and amortization) complies with the new SEC reserve rules.

	As of or for the Year Ended December 31,
	2007	2008	2009

Net Production:(1)
Total crude oil production (barrels)	2,350,186	2,983,075	2,787,669
Average daily net crude oil production (barrels/day)	6,439	8,150	7,637
Average sales prices of crude oil ($ per barrel)	69.00	104.78	58.58
Year-end sales prices of crude oil ($ per barrel)	90.83	34.38	77.04
Average lifting costs ($ per barrel)(2)	7.24	6.52	7.69
Average development costs ($ per barrel)(3)	7.71	(36.18)	12.96
Weighted three-year average development costs ($ per barrel)(4)	—	—	23.27
Net Reserves:(1)
Proved reserves (thousands of barrels)	35,308	26,956	30,894
Proved developed reserves (thousands of barrels)	13,303	17,374	19,195
Proved undeveloped reserves (thousands of barrels)	22,005	9,582	11,699
Proved reserve replacement ratio (%)(5)	683	(180)	241
Reserves life index (years)(6)	15.0	9.0	11.1
Present value of estimated future net revenues before income taxes (discounted at 10%) (RMB millions)(7)	5,140.2	1,597.4	3,667.2
Standardized measure of discounted future net cash flows (RMB millions)(7)	3,979.6	1,475.2	3,053.4
Probable reserves (thousands of barrels)	—	—	24,107
Possible reserves (thousands of barrels)	—	—	11,161

(1)	“Net” represents our interest under the production sharing contracts. All of our production is subject to production sharing contracts with PetroChina. The reserves are calculated based on year-end sales prices of crude oil for 2007 and 2008 under the old SEC reserve rules. For 2009, the data is calculated based on a 12-month unweighted average sales price, averaging the prices on the first day of each month over that period, under the new SEC reserve rules. The oil prices used to estimate reserves and in the calculation of the standardized measure were $90.83 and $34.38 as of December 31, 2007 and 2008, respectively, under the old SEC reserve rules, and $58.05 as of December 31, 2009 under the new SEC reserve rules.

(2)	Includes purchases, services and others and employee compensation costs relating to our operating staff.

(3)	Net costs incurred for the development of oilfields for each period divided by net proved reserve additions, extensions and revisions for such period. Since our net proved reserves decreased in 2008 compared to 2007 primarily due to decreased oil prices, our average development costs were negative in 2008.

(4)	The sum of net costs incurred for the development of oilfields for each period divided by the sum of the net proved reserve additions, extensions and revisions for such period.

(5)	Proved reserve replacement ratio is the total change in net proved reserves divided by net production, expressed in percentage.

(6)	The “reserves life index” is the time in years that would be required to deplete existing proved reserves at the preceding year’s rate of production.

(7)	“Standardized measure of discounted net cash flows” was computed net of income tax effect while “Present value of estimated future net revenues before income taxes” was calculated before income tax effect.

We commissioned Ryder Scott Company Petroleum Consultants, or Ryder Scott, an independent petroleum engineering consulting firm based in the United States, to carry out an independent assessment of our oil reserves as of December 31, 2007, 2008 and 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations in conjunction with the section entitled “Selected Consolidated and Other Financial Data” and the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are one of the largest independent upstream oil companies operating onshore in China as measured by net proved reserves. We operate the Daan, Moliqing and Miao 3 oilfields in the Songliao Basin, China’s most prolific oil-producing basin, under three separate production sharing contracts with PetroChina, the largest oil company in China. We hold a 90% participating interest in the foreign contractors’ entitlement and obligations under the production sharing contracts, and GOC, a passive foreign contractor that is not directly involved in the operations of the oilfields, holds the remaining 10% participating interest. Under each of the production sharing contracts, we provide funding, technology and managerial experience for the development and production of oil resources in these oilfields. In exchange, we share in the production of crude oil with PetroChina after the successful development of oil reserves according to the formula set forth in the production sharing contracts. In a given period during the commercial production phase under the production sharing contracts, the revenue and operating costs may be allocated to the foreign contractors in the range of 48% to 80% based on whether the foreign contractors have fully recovered development costs. See “— Factors Affecting Our Results of Operations — Production Sharing Contracts” for more information on the revenue and cost allocations under the production sharing contracts.

As of December 31, 2009, we had estimated net proved reserves of approximately 30.9 million barrels of crude oil. Our daily crude oil production has grown significantly since 2001, when we took over the operations of the three oilfields. Our net production averaged 6,439 barrels, 8,150 barrels and 7,637 barrels of crude oil per day in 2007, 2008 and 2009, respectively, representing a CAGR of 8.9%. Since FEEL acquired MIE in August 2003, our net production of crude oil grew from an average of 1,767 barrels per day in 2004 to 7,637 barrels per day in 2009, representing a CAGR of 34.0%. Our net production decreased to an average of 6,449 barrels per day in the first half of 2009, primarily due to the global economic and financial crisis in late 2008 and early 2009 and the resulting decrease in demand for oil in China, but rebounded to an average of 8,806 barrels per day in the second half of 2009. As of December 31, 2009, we operated an aggregate of 1,383 gross productive wells in our three oilfields.

In 2007, 2008 and 2009, our revenues amounted to RMB1,221.6 million, RMB1,971.7 million and RMB1,166.8 million ($170.9 million), respectively. In 2007, 2008 and 2009, our EBITDA amounted to RMB797.8 million, RMB1,256.8 million and RMB687.0 million ($100.6 million), respectively, and our adjusted EBITDA amounted to RMB817.5 million, RMB1,127.9 million and RMB821.3 million ($120.3 million), respectively. See “Non-IFRS Financial Measures” for a discussion on the use of EBITDA and adjusted EBITDA. Our net profit amounted to RMB308.9 million, RMB611.1 million and RMB110.5 million ($16.1 million) for the years ended December 31, 2007, 2008 and 2009, respectively.

Factors Affecting Our Results of Operations

Our results of operations and financial condition over successive periods have been, and will continue to be, affected by a number of factors, including changes in crude oil prices, arrangements under the production sharing contracts, uncertainty of reserve estimates, special levy to the PRC government, our use of an oil put option to manage commodity price risk and changes in PRC regulations. Details on the changes in PRC regulations are contained in the section headed “Regulation.”

Crude Oil Prices

Our results of operations are significantly affected by crude oil prices. Our revenue, rate of recovery under our production sharing contracts, depreciation, depletion and amortization, and the amount of special levy paid or payable to the PRC government are affected by movements in crude oil prices. We use an oil put option to manage a part of our exposure to the crude oil price movements.

Crude oil prices are affected by, among other things, global oil supply and demand, changes in economic conditions, supply estimates from oil producing countries and other geopolitical factors, which are difficult to predict and beyond our control. The price we receive for crude oil delivered by us to PetroChina is determined each month in accordance with the price of Daqing crude oil at Dalian Harbor, Liaoning Province, published in Platts Oilgram, for the previous calendar month. Such price is then reduced by a total fee for oil transportation and sales of RMB52 per ton ($1.03 per barrel) in the sales contract. The price of Daqing crude oil at Dalian Harbor closely follows the West Texas Intermediate spot price, which is an international crude oil price benchmark. The table below sets forth the West Texas Intermediate spot average crude oil prices, average prices of Daqing crude oil at Dalian Harbor, as published in Platts Oilgram, and our average realized crude oil prices for the periods indicated.

	Prices for Crude Oil ($ per Barrel)
	Year Ended December 31,
	2007	2008	2009
	Average	Average	Average

West Texas Intermediate spot	72.23	99.92	61.99
Daqing spot	71.38	98.50	59.75
Realized(1)	69.00	104.78	58.58

(1)	Before deducting a total fee for oil transportation and sales of RMB52 per ton ($1.03 per barrel).

Any volatility in the outlook in crude oil prices impacts our planning decisions for future investments and our production budget, which govern our expected volume of production for future periods. The joint management committee meets at least twice each year and reviews and approves our annual production budget for each of our oilfields, which provides for the estimated annual production volume and makes adjustments if necessary. The production budget is impacted by crude oil price, supply and demand outlook of crude oil and the amount of oil we can recover. We experienced significant growth in our annual net crude oil production in 2007 and 2008, but our net production declined in 2009 due to a temporary curtailment agreed with PetroChina as described below. In 2007, 2008 and 2009, our net production of crude oil amounted to 2,350,186 barrels, 2,983,075 barrels and 2,787,669 barrels, respectively. In the same periods, our net production averaged 6,439 barrels, 8,150 barrels and 7,637 barrels of crude oil per day. In 2009, our sales volume exceeded our net production of crude oil as we sold part of the inventory oil in our storage tanks. The table below sets forth our sales volume, average realized crude oil prices and revenue for the periods indicated:

	Year Ended December 31,
	2007	2008	2009

Sales volume (barrels)	2.33 million	2.72 million	2.92 million
Average realized crude oil price(1) ($ per barrel)	69.00	104.78	58.58

Revenue (in RMB)	1,221.6 million	1,971.7 million	1,166.8 million ($170.9 million)

(1)	Before deducting a total fee for oil transportation and sales of RMB52 per ton ($1.03 per barrel).

In the first quarter of 2009, due to the decrease in demand for oil in China as a result of the global economic and financial crisis and excess crude oil in the market, we agreed with PetroChina to curtail the amount of oil produced at the Daan oilfield. As a result, our net production of crude oil decreased to an average of 5,348 barrels per day in the first quarter of 2009. In contrast, our net production averaged 8,150 barrels of crude oil per day in 2008. The production curtailment ended in March 2009. Our net production has improved in subsequent months in 2009, and our net production rebounded to an average of 8,806 barrels per day in the second half of 2009. This is the only curtailment we have experienced since we began our cooperation with PetroChina in 2001. Although we do not anticipate another similar curtailment to occur, we cannot assure you that it will not occur in the future. Any future curtailment may similarly slow our production and materially and adversely affect our results of operations.

Crude oil prices also have an impact on our depreciation, depletion and amortization. Lower crude oil prices may result in a write-off in our net reserves. At the Miao 3 oilfield, we had net proved developed producing reserves and net proved reserves as defined by PRMS of 29,000 barrels and 119,000 barrels, respectively, as of December 31, 2008 primarily due to the low price of crude oil used to estimate proved reserves, despite continued production at the Miao 3 oilfield. Our net proved reserves decreased in 2008 compared to 2007 primarily due to decreased oil prices, which partly resulted in the high depreciation, depletion and amortization charges for 2008. As oil prices rebounded in the second half of 2009, our net proved reserves increased, which partly resulted in lower depreciation, depletion and amortization charges for 2009. As of December 31, 2009, we had net proved developed producing reserves and net proved reserves as defined by PRMS of 195,180 barrels and 258,035 barrels, respectively, at the Miao 3 oilfield. Therefore, changes in net proved reserves will affect our depreciation, depletion and amortization for property, plant and equipment related to oil production activities.

Furthermore, fluctuations in oil prices also affect the amount of crude oil available to us to be apportioned as cost recovery oil and profit-sharing oil and, therefore, have a significant impact on our revenue and profitability. See “Business — Production Sharing Contracts — Cost Recovery Oil and Profit-Sharing Oil” for a description of cost recovery oil and profit-sharing oil. An increase in crude oil prices tends to increase the rate of recovery of our operating costs and pilot-test and development costs and the amount of profit-sharing oil. A prolonged downturn in oil prices generally slows down our cost recovery process and depresses the level of our development and production activities and reduces the amount of profit-sharing oil. See “— Production Sharing Contracts” for more detail. Crude oil prices will also impact the amount of special levy payable to the PRC government. A special levy is payable starting at $40 per barrel and the rate increases according to the price of crude oil. See “— Special Levy” for more details. As a result of the factors discussed above, our results of operations will continue to be affected by changes in crude oil prices in the future.

Production Sharing Contracts

We perform substantially all of our business activities through our production sharing contracts with PetroChina, the largest oil and gas company in China. We derive all of our revenue from the three oilfields at Daan, Moliqing and Miao 3. The foreign contractors are entitled to share in the production of crude oil with PetroChina in accordance with the ratio agreed between PetroChina and the foreign contractors under the production sharing contracts. We hold a 90% participating interest in the foreign contractors’ entitlement and obligations under the production sharing contracts and GOC holds the remaining 10% participating interest. GOC is a passive foreign contractor and is not directly involved in the operations of the oilfields. Accordingly, our revenue consists only of our participating interest in the oil produced under the production sharing contracts. Fluctuations in oil prices could affect the amount of crude oil available to us to be apportioned as cost recovery oil and profit-sharing oil, and therefore, could have a significant impact on our revenue and profitability.

Before the crude oil is allocated among PetroChina and the foreign contractors, specified amounts of the annual gross production of oil are allocated to the government in the form of value-added tax and royalties. Because the government’s portions are already excluded from our gross production, such amounts are not recorded in our financial accounts. Royalties represent royalties PetroChina pays to the PRC government on production with respect to each of the oilfields. The amount of the royalties varies from 0% to 12.5% based on the annual production of the relevant oilfield. PetroChina pays value-added tax to the PRC government that is equal to 5% of oil produced under production sharing contracts.

The structure of our production sharing contracts allows us to effectively recover our costs in operating and developing our oilfields. Under the production sharing contracts, crude oil is distributed according to a waterfall provision that prioritizes recovery of our operating, pilot-test and development costs, after deduction of value-added tax and royalties. After the foreign contractors have recovered all operating, pilot-test and development costs (including any unrecovered operating, pilot-test and development costs from prior periods) from the oil revenue generated each period, the remainder of the gross production of crude oil for that period is allocated 52% to PetroChina and 48% to the foreign contractors. During the commercial production phase, PetroChina and the foreign contractors each bear a part of the operating costs and share the oil revenue generated to recover such operating costs in the same ratio. In any period in which the foreign contractors have not fully recovered their pilot-test and development costs for such period and any prior periods from the revenue generated in such period, the oil revenue and operating costs are allocated 20% to PetroChina and 80% to the foreign contractors. Conversely, in any period in which the foreign contractors have fully recovered their pilot-test and development costs from the revenue generated in such period and any prior periods and no additional development costs are incurred in the same period, the oil revenue and operating costs are allocated 52% to PetroChina and 48% to the foreign contractors. Therefore, in a given period during the commercial production phase, operating costs and oil revenue allocated to the foreign contractors will range between 48% and 80%. As of December 31, 2009, total costs incurred for pilot-test and development, including related operating costs, for each of Daan oilfield, Moliqing oilfield and Miao 3 oilfield amounted to RMB3,251.1 million ($476.3 million), RMB1,084.3 million ($158.9 million) and RMB224.2 million ($32.8 million), respectively, of which 100%, 74.4% and 36.8%, respectively, had been recovered.

Since the proportion of the extracted oil allocated to foreign contractors, i.e., 80% or 48%, is based on the amount of the development costs incurred by the foreign contractors, if we incur a greater amount of development costs for the period due to our capital expenditure plans, more extracted oil will be allocated to foreign contractors on an 80% basis until all of the foreign contractors’ development costs are recovered, rather than on a 48% basis. For example, since the Daan oilfield generates both cost recovery oil and profit-sharing oil, new investment on the oilfield will shift the allocation of the extracted oil from profit-sharing oil to cost-recovery oil to accelerate the recovery of our investment. The amount of development costs to be incurred for a given period is a part of our capital expenditure plans, which are reviewed and adopted by the joint management committee. Operating costs relating to the oilfields, such as purchases, services and other expenses, employee compensation costs and substantially all of the distribution and administrative expenses, are allocated based on the allocation of extracted oil to the foreign contractors and PetroChina.

Uncertainty of Reserve Estimates

Our proved reserves are those quantities of oil which, by analysis of geoscience and engineering data, we estimate with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions. Our reserve estimates include only crude oil, and we prepare a reserve estimation for each oilfield within oil regions and using prices and costs prevailing at the time of the estimate. Under the SEC rules in effect prior to January 1, 2010, we assessed our net proved reserves for 2007 and 2008 for reporting purposes based on the market price of crude oil on the last day of the year. On December 31, 2008, the SEC released final rules amending the current oil and gas reporting requirements. Under the amended rules, we assessed our net proved reserves for 2009 for reporting purposes based on a 12-month unweighted average price, using the first-day-of-the-month market price of crude oil for the year, rather than the year-end price. We calculate our reserve estimates based on the price of Daqing crude oil at Dalian Harbor, Liaoning Province, published in Platts Oilgram, as the price we receive for crude oil delivered by us to PetroChina is determined in accordance with such price. The price of Daqing crude oil at Dalian Harbor closely follows the West Texas Intermediate spot price. For accounting purposes, under IFRS, we accounted for the unit of production for depreciation, depletion and amortization for the years ended December 31, 2007, 2008 and 2009 based on the reserve definition under PRMS, one of the most recognized systems for reporting reserves internationally.

Estimates of net reserves includes numerous assumptions and estimates relating to factors such as initial production rates, initial oil in place estimates, production decline rates, ultimate recovery of reserves, water flooding effectiveness, future oil-water ratios, injector performance, volume conversion factor, timing and amount of capital expenditures, future oil prices and operating costs that may be imposed during the production life of the reserves. Many of these assumptions and estimates are subject to change and are beyond our control. Actual oil recovery and capital and operating expenditures may vary from the evaluation and such variations could be material.

Estimates of net proved oil reserves have been made by Ryder Scott, an independent petroleum engineering consulting firm based in the United States specializing in oil reservoir evaluation and economic analysis. Ryder Scott has issued reports dated as of September 1, 2006, July 1, 2007, January 1, 2007, 2008, 2009 and 2010 respectively.

Along with other factors, movements of crude oil prices affect the estimate of our net reserves. At low crude oil prices, certain future locations may become uneconomical to develop, which results in lower net reserves. For example, the year-end Daqing spot price for 2008 was $34.38 per barrel, which was less than half of the year-end price for 2007 at $90.38 per barrel. As a result, our net proved reserves decreased from 35.3 million barrels as of December 31, 2007 to 27.0 million barrels as of December 31, 2008. The year-end Daqing spot price for 2009 rebounded to $77.04 per barrel. As a result of the increase in crude oil prices throughout the second half of 2009, our net proved reserves, calculated using the new SEC reserve rules, increased to 30.9 million barrels as of December 31, 2009.

As a result of both economic and geopolitical factors, future oil prices will continue to be uncertain. Reserve volume and the income attributable to the reserves are directly dependent on the crude oil prices. Therefore, the volume of reserves actually recovered and amounts of income actually received may differ significantly from the estimates. However, the reserve estimates are important data to us for making future development and production plans and estimating our expected recovery of operating costs incurred and future oil revenue. The estimates are also an important element in testing for impairment. Changes in proved reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortization recorded in our financial statements for property, plant and equipment related to oil production activities. A reduction in proved developed reserves, will increase depreciation, depletion and amortization charges, assuming constant production levels and will reduce our profit accordingly.

Special Levy

We pay a special levy to the PRC government with respect to the sale of domestic crude oil. The special levy is paid or payable on the portion of income realized by any petroleum exploration companies from the sale of domestic crude oil at prices higher than $40 per barrel. The levy is calculated and charged at progressive ad valorem rates for five grades, ranging from 20% to 40% according to the price of crude oil. The special levy will be calculated on the basis of the monthly weighted average price of the crude oil sold by us and paid on a quarterly basis. The amount of special levy we are required to pay is therefore affected by both the crude oil prices and sales volume, but such amount is not recoverable under the production sharing contracts but is deductible for the calculation of income tax. The special levy became effective from March 26, 2006. See “Regulation — Taxes and Levies in the Petroleum Industry.” The details of the special levy are as follows:

Tax Rate on the Portion
Oil Price Range	Higher Than $40/barrel
$/barrel	%

0-40	0%
40-45	20%
45-50	25%
50-55	30%
55-60	35%
>60	40%

In 2007, 2008 and 2009, we recorded a special levy of approximately RMB160.0 million, RMB538.1 million and RMB73.3 million ($10.7 million), respectively.

Oil Put Option

We use an oil put option to manage our exposure to movements in the crude oil prices. In November 2007, we purchased an option, but not the obligation, to notionally sell to Standard Bank Plc 5,236,710 barrels of crude oil at a strike price of $62.50 per barrel, in monthly installments ranging from 130,061 barrels to 154,378 barrels from January 1, 2008 to December 31, 2010. The price under the option is based on West Texas Intermediate crude oil prices. In addition, in November 2007, we sold an option to Standard Bank Plc to notionally sell to us 5,236,710 barrels at a strike price of $42.50 per barrel in monthly installments ranging from 130,061 barrels to 154,378 barrels from January 1, 2008 to December 31, 2010 under the same terms and conditions as the purchased option. The effect of the above arrangement is that we will receive from Standard Bank Plc each month the difference between the strike price of $62.50 per barrel and the West Texas Intermediate crude oil price, in respect of the notional volume of that month, if the average monthly spot price of oil falls below $62.50 per barrel, provided that the maximum payout by Standard Bank Plc is limited to $20.00 per barrel. At the end of 2008 and in the beginning of 2009, the West Texas Intermediate crude oil price fell below $62.50. In 2008 and 2009, we recorded a non-cash unrealized gain of RMB129.8 million and a non-cash unrealized loss of RMB207.2 million ($30.4 million), respectively. This non-cash unrealized gain or loss is included as other income or loss in our consolidated income statement. Any cash realized gain or loss under the oil put option will be reflected in our consolidated cash flow statement. We realized a cash inflow from oil put option of $3.8 million and $10.4 million in 2008 and 2009, respectively.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB, appearing elsewhere in this prospectus. The preparation of the financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies represent critical accounting policies as they involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Property, Plant and Equipment

Property, plant and equipment, including oil and gas properties, are stated at historical cost less accumulated depreciation, depletion and amortization. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably. The carrying amount of any replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Except for oil and gas properties, depreciation is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives. The assets’ residual values and useful lives are reviewed at each period end and adjusted if appropriate. Gains and losses on disposals are determined by comparing proceeds with the carrying amount and are recognized within other income/expenses, in the income statement.

We review property, plant and equipment, including oil and gas properties, for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Determination as to whether and how much an asset is impaired involves management estimates and judgments such as future crude oil prices and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with our business plans. Favorable changes to some assumptions may allow us to avoid the need to impair any assets in these years, whereas unfavorable changes may cause the assets to become impaired.

When assessing impairment of our oil and gas properties, we make several assumptions. We forecast production as outlined in our reserves reports and consider natural decline as well as the effect of the water flooding in the areas of the fields where injection of water is proven effective in improving rate and recovery. When we anticipate a decline in production ability for a field, we apply an estimated rate of decline for the depletion of the reserves at that field. We then apply this estimated rate of decline as the basis for estimating future production rates. We assume that our prices for oil and gas at the end of the fiscal year will remain constant, except for known and determinable escalations, for purposes of our discounted cash flow calculation.

As of December 31, 2008, due to declining oil prices, we revised our reserve projections for all of our oilfields. This reserve review and the financial results of Miao 3 suggested a possible impairment of Miao 3’s carrying value. Accordingly, we undertook a detailed impairment assessment as required by IFRS. As a result, in the year ended December 31, 2008, we incurred an impairment charge of RMB32.0 million ($4.7 million), which is a non-cash expense arising from assessing the net recoverable amount of Miao 3 using the discounted cash flow method with an assumed crude oil price of $55 per barrel and a discount rate of 12%. We did not incur any impairment charges in any other year. As of December 31, 2008, we had net proved developed producing reserves and net proved reserves as defined by PRMS of 29,000 barrels and 119,000 barrels, respectively, at the Miao 3 oilfield. As oil prices rebounded in the second half of 2009, our net proved reserves increased. As a point of reference, as of December 31, 2009 and February 26, 2010, the West Texas Intermediate spot crude oil prices were $79.36 and $79.66 per barrel, respectively, compared to $44.60 per barrel as of December 31, 2008. As of December 31, 2009, we had net proved developed producing reserves and net proved reserves as defined by PRMS of 195,180 barrels and 258,035 barrels, respectively, at the Miao 3 oilfield.

Oil Properties

The successful efforts method of accounting is used for our oil exploitation and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in our oil properties are capitalized. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved oil reserves. Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil properties and subject to impairment reviews. For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise the related well costs are expensed as dry holes. We do not have any costs of unproved properties capitalized in oil properties.

The cost of oil properties is amortized at the field level based on the unit of production method. Unit of production rates are based on oil reserves estimated to be recoverable from existing facilities based on the current terms of the respective production agreements. Our reserves estimates represent crude oil that management believes can be reasonably produced within the current terms of these production agreements.

Estimate of Proved Reserves

In 2007, 2008 and 2009, we used reserve definitions under PRMS to calculate depreciation, depletion and amortization. Therefore, the description of proved reserves below is based on PRMS reserve definitions. In 2010, we expect to account for unit of production for depreciation, depletion and amortization using the SEC reserve definitions that became effective on January 1, 2010.

Proved reserves are those quantities of crude oil that by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable from a given date forward from known reservoirs and under defined economic and operating conditions, operating method, and government regulations. Economic conditions include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

We classified our proved reserves into two categories: proved developed producing reserves and proved undeveloped reserves. Proved developed producing reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate. Proved undeveloped reserves are quantities expected to be recovered through future investments: from new wells on undrilled acreage in known accumulations, from extending existing wells to a different (but known) reservoir, or from infill wells that will increase recovery. Proved developed producing reserves are used for the calculation of unit-of-production depreciation, depletion and amortization recorded in our consolidated financial statements for property, plant and equipment related to oil and gas production activities.

Our reserve estimates were prepared for each oilfield and include only crude oil that we believe can be reasonably produced within current economic and operating conditions.

Proved reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data becomes available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves beyond those envisioned during the early years of a reservoir’s producing life.

Proved reserves are key elements in our investment decision-making process. They are also an important element in testing for impairment. A reduction in proved developed producing reserves will increase depreciation, depletion and amortization charges, assuming constant production, and reduce net profit. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of oil reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions.

Deferred Taxes

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Estimation of Asset Retirement Obligations

A provision is recognized for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognized are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact our operating results and the financial position over the remaining economic lives of the oil and gas properties.

Share-based Compensation Expenses

On November 20, 2009, our board of directors granted options to purchase 1,480,870 ordinary shares to certain officers and employees. The exercise price of each option granted is $2.39. Of the 1,480,870 outstanding options, none were exercisable during 2009. On November 20, 2009, our board of directors also granted certain officers and employees stock appreciation rights pertaining to 2,560,180 notional ordinary shares to which the stock appreciation rights relate. The exercise price of each stock appreciation right granted on November 20, 2009 is $2.39. Of the 2,560,180 outstanding stock appreciation rights, none were exercisable during 2009. On February 26, 2010, our board of directors granted two additional employees stock appreciation rights pertaining to 25,100 notional ordinary shares with an exercise price of $4.78 per notional ordinary share. For terms of the stock options and stock appreciation rights, see “Management — Stock Incentive Plan.” In 2009, we recorded share-based compensation expenses of RMB3.5 million ($0.5 million).

Employee Stock Options

For stock options, we recognize the fair value of the employee services received in exchange for the grant of the options as an expense. We determine the total amount to be expensed by reference to the fair value of the options on the grant date. The total amount expensed is recognized over the vesting period, which is the period over which all specified vesting conditions are to be satisfied. We credit the proceeds received net of any directly attributable transaction costs to share capital (nominal value) and other reserves when the employees exercise their options. Determining the total value of our share-based compensation expenses requires the use of highly subjective assumptions, including the expected life of the stock options, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if we had used different assumptions, our total share-based compensation expenses could have been different. In 2009, we recorded share-based compensation expenses of RMB1.2 million ($0.2 million) relating to our stock option grants. Approximately $1.6 million of share-based compensation expenses are expected to be recognized in 2010.

To determine the fair value of our stock options, we used a binomial option pricing model, or binomial model. The principal terms of the stock options include providing holders of the employee stock options the rights to exercise the options from the date on which the options become vested until the expiration of the options and the rights to exercise the options within 30 days after the grantee is no longer our employee during the exercisable period. These features can be modeled as an American call option with additional parameters to account for the specific nature of the share-based awards. The binomial model has the flexibility to incorporate these features and is thus appropriate for calculating the value of the employee stock options. The fair value of options as of November 20, 2009, the grant date, determined using the binomial model was $1.93 per option. The significant inputs into the model were the fair value per share of $3.30 at the grant date, the exercise price shown above, volatility of 64.7%, dividend yield of 0%, an option life of ten years, and an annual risk-free interest rate of 3.417%. The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of weekly share prices of comparable companies over the last five years.

In determining the fair value of our ordinary shares on each grant date, we relied in part on a valuation report prepared by an independent valuer based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the final determination as to the fair value of our share awards was made by our management. To determine the total equity interest in our company, we considered three generally accepted approaches, including cost, market and income approaches. While useful for certain purposes, the cost approach is generally not considered applicable to the valuation of companies which are a going concern, as it does not capture the future earning potential of the business. We also believe the relevance of the market approach is low, since there had been no recent transaction that was directly comparable and we could not identify peer companies with financial metrics and stage of development comparable to us that could give us a reasonable indication on the fair value of our business. In view of the above, we considered the income approach to be the most appropriate method to derive the values of equity interest of our company.

For the income approach, we utilized a discounted cash flow, or DCF, analysis based on management’s best estimate of projected cash flows as of the valuation date. This method eliminates the discrepancy in the time value of money by using a discount rate to reflect all business risks, including intrinsic and extrinsic uncertainties relating to us. The projected cash flows include among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. This method involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair value of our total equity interest include:

•	there will be no material change in the existing political, legal, technological, fiscal or economic conditions which may adversely affect our business;

•	operational and contractual terms bound by the contracts and agreements entered into by us will be honored; and

•	our competitive advantages and disadvantages do not change significantly during the period under consideration.

These assumptions are inherently uncertain and subjective. The discount rates reflect the risk management perceived as being associated with achieving the forecasts and were derived by using the capital asset pricing model, after taking into account systematic risks and company-specific risks. Using this method, we determined the appropriate equity discount rate was 15.50% as of November 20, 2009.

The interests in the equity value of our company on November 20, 2009 included both series A preferred shares and ordinary shares. The fair value of the equity interest allocated to the preferred shares was calculated using the option pricing method. The fair value of the ordinary shares was calculated as the residual, or the total equity value less the fair value of the preferred shares. Under the option pricing method, we treated the preferred shares as a call option on our equity value, with the exercise price based on the liquidation preference of the preferred shares. Because a call option is used, the option pricing method commonly used is the Black-Scholes model, which takes into account the expected life of the option, a risk-free interest rate, dividend yield and a measure of volatility. Because we are a private company, we approximated volatility using the historical volatility of comparable publicly traded companies. The significant assumptions used in the Black-Scholes model included: expected life of 47 months; risk-free interest rate of 1.7181%; no dividend yield; and volatility of 69.01%. Based on this methodology, we calculated the residual fair value of our ordinary shares to be $3.30 per share.

Stock Appreciation Rights

We measure share-based compensation expense for stock appreciation rights based on the difference between the notional exercise price of the right and the fair value of the right at the end of the reporting period which is expensed over the vesting period. The change in the fair value is recorded in employee compensation costs in the consolidated statement of comprehensive income and the related liability is included in the employees’ salaries and welfare payable. In 2009, we recorded share-based compensation expenses of RMB2.3 million ($0.3 million) relating to our stock appreciation rights.

The fair value of stock appreciation rights as of December 31, 2009, the latest balance sheet date, determined using the binomial model was $2.06 per right. The significant inputs into the model were the fair value per share of $3.63 as of December 31, 2009, the exercise price of $2.39, volatility of 66.26%, dividend yield of 0%, stock appreciation rights life of 9.89 years, and an annual risk-free interest rate of 3.923%. The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of weekly share prices of comparable companies over the last five years. For information on the method we use to determine the fair value of our ordinary shares, see “— Employee Stock Options.”

In February 26, 2010, our board of directors granted 25,100 additional stock appreciation rights. These stock appreciation rights will be accounted for as cash-settled share-based compensation. We did not determine a fair value of the stock appreciation rights at grant date as the liability arising from the rights will be measured at the end of each reporting period and the change in value reported will be accounted for as an expense.

Taxation

Both MIEH and MIE are incorporated in the Cayman Islands. Maples and Calder, our Cayman Islands counsel, has advised us that under the current law of the Cayman Islands, both MIEH and MIE are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

For the years ended December 31, 2007, 2008 and 2009, we were subject to enterprise income tax, or EIT on our income that was effectively connected to the PRC at the rate of 30%, 25% and 25%, respectively, in the PRC. Prior to January 1, 2008, under applicable PRC tax laws, companies established in the PRC were generally subject to state and local EIT at statutory rates of 30.0% and 3.0%, respectively. We are not subject to the local EIT as our business is located in the economic development zone in Songyuan, Jilin Province.

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or the New EIT Law, and in November 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective on January 1, 2008. New EIT Law curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law (i) reduces the top rate of enterprise income tax from 33.0% to 25.0%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Because the concept of tax residency is new in China, it is possible that the tax authorities may in the future assert that MIEH and/or MIE are tax residents in China. In the event that this occurs, MIEH or MIE will become subject to the New EIT Law on its worldwide income. This would cause all of the income earned by MIEH and MIE to be subject to China’s 25% EIT rate.

We also pay a special levy on the portion of income realized by any petroleum exploration companies from the sales of domestic crude oil at prices higher than a specific level set by the PRC government. This levy was imposed by the PRC government and became effective from March 26, 2006. See “— Factors Affecting Our Results of Operations — Special Levy.”

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited resources for maintaining our internal control over financial reporting. In 2008, we engaged Protiviti to assess the adequacy and effectiveness of our internal controls and to make appropriate recommendations in order for us to establish procedures, systems and controls which are comparable to a listed company. With the assistance of Protiviti, we have made several improvements, including documenting our internal controls and compiling an accounting manual. In connection with the audit of our consolidated financial statements for the year ended December 31, 2009, we and our auditors, an independent registered public accounting firm, did not identify any material weaknesses in our internal controls that support our current business. As part of the control evaluation process, we and our auditors have identified certain areas that require improvement. These areas include: the lack of a process to present related party transactions to the board for approval; the need to formalize our internal audit function; the lack of documentation evidencing the execution of some of our control processes; and the need to enhance our controls over some key information systems, including the use of spreadsheets and the overall information technology environment. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. If we had performed a thorough assessment of our internal control over financial reporting or if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, material weaknesses might have been identified.

We are in the process of implementing a number of measures to address the matters noted above, including: the development of a process to present related party transactions for approval to by the audit committee, which includes the appointment of independent directors to the audit committee; hiring an internal auditor with Sarbanes-Oxley Act compliance experience; providing training and developing compliance programs to ensure evidence is documented to demonstrate that control procedures have been performed and supported by internal audit testing; and enhancing the process by which some of our data and information technology system are managed. We are working to implement these measures during 2010, although we cannot assure you that we will complete such implementation in a timely manner.

Upon the completion of this offering, we will become a public company in the United States that will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and applicable rules and regulations thereunder will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting.

For risks relating to internal control over financial reporting, see “Risk Factors — Risks Relating to Our Company and Our Business — If we fail to achieve and maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements.”

Income Statement Items

Revenue. Our revenue consists of oil sold calculated based on our entitlement in the oilfields covered under our production sharing contracts. Revenue is recognized upon delivery of crude oil that is allocated under production sharing contracts. Revenue is recognized only when we have transferred to the buyer the significant risks and rewards of the ownership of the goods, and where the amount of revenue and the costs incurred or to be incurred can be measured reliably and collectability of the related receivables is assured.

Operating expenses. Our operating expenses consist of purchases, services and other expenses, employee compensation costs, depreciation, depletion and amortization, impairment of property, plant and equipment, distribution and administrative expenses, taxes other than income taxes, and other income or loss. Operating costs relating to the three oilfields, such as purchases, services and other expenses, employee compensation costs and substantially all of the distribution and administrative expenses, are borne by the foreign contractors in the range of 48% to 80%, which is consistent with the allocation of crude oil among foreign contractors and PetroChina. See “— Factors Affecting Our Results of Operations — Production Sharing Contracts.”

•	Purchases, services and other expenses include direct operating and maintenance costs of wells and related facilities, including direct material costs, fuel costs and electricity costs, safety fees, third party costs, such as oil displacement injection costs, down hole operating costs, maintenance and repair fees, purification and recovery costs and oil and gas transportation costs, and other direct expenses and management fees.

•	Employee compensation costs include employee wages, salaries and allowances, housing subsidies and welfare and other expenses.

•	For details on the depreciation, depletion and amortization of our oil properties, see “— Critical Accounting Policies — Property, Plant and Equipment” and “— Critical Accounting Policies — Oil Properties.” Under IFRS, our accounting of unit of production for depreciation, depletion and amortization for the years ended December 31, 2007, 2008, and 2009 was based on the reserve definition as set out in the PRMS. For the year ending December 31, 2010, we plan to account for unit of production for depreciation, depletion and amortization using both proved and probable developed producing reserves based on the SEC reserve definitions that became effective on January 1, 2010.

•	Impairment of property, plant and equipment represents the difference between the carrying value of the assets and their recoverable amount determined using the discounted cash flow method. In the year ended December 31, 2008, we incurred an impairment charge of RMB32.0 million ($4.7 million), which is a non-cash expense arising from assessing net recoverable amount of Miao 3 oilfield using the discounted cash flow method with an assumed crude oil price of $55 per barrel and a discount rate of 12%. We did not incur any impairment charge in any other year. See “— Critical Accounting Policies — Property, Plant and Equipment”

•	Distribution and administrative expenses include a distribution expense of RMB52 ($1.03 per barrel) per ton of crude oil according to our sales contract with China National Petroleum Sales Corporation, and general and administrative expenses, including utilities, transportation, business related travel, office rental costs, equipment repairs, property and other insurance, land-use compensation, audit and legal fees, landscaping and environmental sanitation expenses, administrative-related taxes, training and personnel fees paid to PetroChina, provision for impairment of receivables and other miscellaneous expenses.

•	Taxes other than income taxes represent the special levy which is paid or payable to the PRC government on the portion of income realized by any petroleum exploration companies from the sales of domestic crude oil at prices higher than a specific level set by the PRC government. See “— Factors Affecting Our Results of Operations — Special Levy.”

•	Other (income)/losses include any gain or loss from the oil put option and any gain or loss on forward foreign exchange contracts.

Finance income/(costs). Finance income/(costs) includes finance income, such as interest income from savings accounts and foreign exchange translation gain, and finance costs, such as interest expenses, bank charges and foreign translation exchange loss.

Income tax expense. Income tax expense includes current income tax and deferred income tax. Income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items. The PRC EIT rate applicable to us was 30% for the year ended December 31, 2007 and 25% for the years ended December 31, 2008 and 2009. See “— Taxation.”

Results of Operations

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	$
	(In millions)

Consolidated Income Statement Data:
Revenue	1,221.6	1,971.7	1,166.8	170.9
Operating expenses:
Purchases, services and other	111.7	96.9	123.6	18.1
Employee compensation costs	53.0	69.0	67.7	9.9
Depreciation, depletion and amortization(1)	286.8	475.2	445.8	65.3
Impairment of property, plant and equipment	—	32.0	—	—
Distribution and administrative expenses	131.9	112.7	84.1	12.3
Taxes other than income taxes	160.0	538.1	73.3	10.7
Other (income)/losses	(32.8)	(133.8)	131.1	19.3

Total operating expenses	710.6	1,190.1	925.6	135.6
Profit from operations	511.0	781.6	241.2	35.3
Finance costs, net	(76.9)	(7.8)	(57.3)	(8.4)

Profit before income tax	434.1	773.8	183.9	26.9
Income tax expense	125.2	162.7	73.4	10.8

Net profit for the year	308.9	611.1	110.5	16.1

(1)	Under IFRS, our accounting of unit of production for depreciation, depletion and amortization for years ended December 31, 2007, 2008 and 2009 is based on the reserve definition as set out in the PRMS. The PRMS definition differs from both the old and new SEC definitions of oil reserves. If the reserves under either the old or new SEC reserve rules were adopted, depreciation, depletion and amortization would be decreased by RMB9.6 million for the year ended December 31, 2007, increased by RMB34.3 million for the year ended December 31, 2008 and decreased by RMB6.6 million ($1.0 million) for the year ended December 31, 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue.  Our revenue decreased by RMB804.9 million, or 40.8%, from RMB1,971.7 million for the year ended December 31, 2008 to RMB1,166.8 million ($170.9 million) for the year ended December 31, 2009. This decrease was primarily due to a decrease in the crude oil prices, slightly offset by an increase in sales volume.

Average realized oil price was $58.58 per barrel for the year ended December 31, 2009, compared to $104.78 per barrel for the year ended December 31, 2008. Sales volume was 2.92 million barrels for the year ended December 31, 2009, compared to 2.72 million barrels for the year ended December 31, 2008. Our sales volume in 2009 exceeded our net production of crude oil as we sold part of the inventory of crude oil in our storage tanks as at December 31, 2008. Sales volume in 2009 included 127,907 barrels of crude oil which were produced in 2008. As of December 31, 2008 and 2009, we had an inventory of 196,927 barrels and 69,020 barrels of crude oil, respectively.

In 2009 compared to 2008, less crude oil was allocated to the foreign contractors at 48% compared to 80%. For the year ended December 31, 2009, we had limited investments in the oilfields. Accordingly, most of the revenue generated is profit-sharing oil which is subject to the 48% allocation to the foreign contractors. See “— Factors Affecting Our Results of Operations — Production Sharing Contracts.”

Operating expenses.  Our operating expenses decreased by RMB264.5 million, or 22.2%, from RMB1,190.1 million for the year ended December 31, 2008 to RMB925.6 million ($135.6 million) for the year ended December 31, 2009, primarily due to a decrease in special levy as a result of the decrease in realized crude oil prices, offset by an increase in other losses due to the movement in the fair value of the oil put option.

Purchases, services and other expenses.  Our purchases, services and other expenses increased by RMB26.7 million, or 27.5%, from RMB96.9 million for the year ended December 31, 2008 to RMB123.6 million ($18.1 million) for the year ended December 31, 2009, primarily due to a write-back of accrued safety fees before 2008 of RMB34.0 million ($5.0 million) in the year ended December 31, 2008 and the increase in sales volume in 2009, offset by changes in production sharing allocation. PRC regulations require us to incur expenditures on defined safety activities and to set aside an amount anticipated to be incurred based on a percentage of revenue as described below. In 2008 and 2009, more information and interpretation on the PRC regulations clarified the accounting treatment of safety fees, which specifically provides that safety fees shall not be recorded as liability but in other reserves. As a result, we wrote back the unused safety fees from 2006 and 2007 in the year ended December 31, 2008. In 2009, more crude oil was allocated to the foreign contractors at 48% compared to 80%. Since foreign contractors’ share of the revenue decreased, operating costs also correspondingly decreased.

In accordance with relevant PRC regulations, the amount of the safety fees is set at 2% of revenue for the relevant year and the amount is transferred from retained earnings to the safety fund reserve. Safety expenditure incurred by us in respect of safety-related activities is either expensed to the statement of comprehensive income or capitalized as an asset in the statement of financial position depending on the nature of the expenditures. Actual expenditure is then transferred from the safety fund reserve to retained earnings, subject to the limit of the safety fund reserve balance.

Employee compensation costs.  Our employee compensation costs decreased by RMB1.3 million, or 1.9%, from RMB69.0 million for the year ended December 31, 2008 to RMB67.7 million ($9.9 million) for the year ended December 31, 2009 primarily due to the changes in production sharing allocation and staff rationalization in the first half of 2009 to reduce operating costs.

Depreciation, depletion and amortization.  Our depreciation, depletion and amortization decreased by RMB29.4 million, or 6.2%, from RMB475.2 million for the year ended December 31, 2008 to RMB445.8 million ($65.3 million) for the year ended December 31, 2009. Lower depreciation, depletion and amortization costs in 2009 were primarily due to higher reserves in 2009 resulting in a decrease in depreciation per unit of production. We accounted for the unit of production for depreciation, depletion and amortization for the year ended December 31, 2008 and 2009 based on the reserve definition under PRMS.

Impairment of property, plant and equipment.  As of December 31, 2008, due to declining oil prices, we revised our reserve projections for all of our oilfields. This reserve review and the financial results of Miao 3 suggested a possible impairment of Miao 3’s carrying value. Accordingly, we undertook a detailed impairment assessment as required by IFRS. As a result, for the year ended December 31, 2008, we incurred an impairment charge of RMB32.0 million ($4.7 million), which is a non-cash expense arising from assessing the net recoverable amount of Miao 3 using the discounted cash flow method with an assumed crude oil price of $55 per barrel and a discount rate of 12%. We did not incur any impairment charges in any other year. As oil prices rebounded in the second half of 2009, our net proved reserves increased. As a point of reference, as of December 31, 2009 and March 31, 2010, the West Texas Intermediate spot crude oil prices were $79.36 and $83.76 per barrel, respectively.

Distribution and administrative expenses.  Our distribution and administrative expenses decreased by RMB28.6 million, or 25.4%, from RMB112.7 million for the year ended December 31, 2008 to RMB84.1 million ($12.3 million) for the year ended December 31, 2009 primarily due to the changes in production sharing allocation and higher general and administrative expenses in 2008 partly due to legal and accounting fees incurred in connection with our preparation for a private placement and a public offering in Hong Kong in 2008.

Taxes other than income taxes.  Our taxes other than income taxes decreased by RMB464.8 million, or 86.4%, from RMB538.1 million for the year ended December 31, 2008 to RMB73.3 million ($10.7 million) for the year ended December 31, 2009. This decrease was primarily due to (i) a decrease in the special levy we paid to the PRC government due to decreased realized crude oil prices between the periods as the special levy is calculated and charged at progressive ad valorem rates based on the price of crude oil and (ii) PetroChina’s payment of the special levy for the excess entitlement we repaid PetroChina in 2009, since we paid the special levy on behalf of PetroChina on the excess entitlement in 2008. In 2008, RMB429.6 million of the special levy paid by us was not related to the excess entitlement, compared to RMB115.1 million ($16.9 million) in 2009. In 2008, due to the excess entitlement, we paid PetroChina’s portion of the special levy in the amount of RMB108.6 million. In 2009, PetroChina paid RMB41.8 million of the special levy due on settlement of the excess entitlement, and therefore, our taxes other than income taxes in 2009 were RMB73.3 million ($10.7 million). We are currently in discussion with PetroChina to recover the remaining RMB66.6 million ($9.8 million) of the special levy paid on the excess entitlement, which will only be recognized when and if a final agreement is reached with PetroChina. For more details on the excess entitlement, see “— Liquidity and Capital Resources — Excess Entitlement under the Production Sharing Contracts.” Special levy is payable starting at $40 per barrel and the rate increases according to the crude oil price. See “Factors Affecting Our results of Operations and Financial Condition — Special Levy.”

Other (income)/losses.  We had other income of RMB133.8 million for the year ended December 31, 2008, primarily due to the non-cash unrealized gain of RMB129.8 million in 2008, due to the movement in the fair value of the oil put option, which was impacted by the fluctuation of the crude oil prices. We had other losses of RMB131.1 million for the year ended December 31, 2009, primarily due to a non-cash unrealized loss of RMB207.2 million from the movement in the fair value of the oil put option, which was partially offset by a realized gain of RMB71.0 million on the oil put option. Since the West Texas Intermediate price of crude oil was $44.60 per barrel on December 31, 2008 and our oil put option with a strike price of $62.50 per barrel does not expire until December 31, 2010, we had a non-cash unrealized gain of RMB129.8 million in 2008. However, since the West Texas Intermediate spot price of crude oil was $79.36 per barrel on December 31, 2009, and our oil put option had a strike price of $62.50 per barrel, we incurred a non-cash unrealized loss of RMB207.2 million ($30.4 million) in 2009.

Profit/(loss) from operations.  Our profit from operations decreased by RMB540.4 million, or 69.1%, from RMB781.6 million for the year ended December 31, 2008 to RMB241.2 million ($35.3 million) for the year ended December 31, 2009. This decrease was primarily due to a decrease in revenue, partially offset by a decrease in operating expenses.

Finance income/(costs), net.  Our finance cost, net, increased by RMB49.5 million, or 634.6%, from RMB7.8 million for the year ended December 31, 2008 to RMB57.3 million for the year ended December 31, 2009. This increase was primarily due to our foreign exchange translation loss of RMB2.2 million ($0.3 million) in 2009 compared to a foreign exchange translation gain of RMB42.8 million in 2008, due to the stabilization of the exchange rate of the Renminbi against the U.S. dollar in 2009 as our loans were denominated and settled in U.S. dollars.

Profit/(loss) before income tax.  Our profit before income tax decreased by RMB589.9 million, or 76.2%, from RMB773.8 million for the year ended December 31, 2008 to RMB183.9 million ($26.9 million) for the year ended December 31, 2009. This decrease was primarily due to the cumulative effects of the above factors.

Income tax expense/(credit).  We had income tax expense of RMB162.7 million for the year ended December 31, 2008, compared to income tax expense of RMB73.4 million ($10.8 million) for the year ended December 31, 2009. This decrease was primarily due to a decrease in profit before income tax between the two years.

Net profit/(loss).  As a result of the foregoing, our net profit decreased by RMB500.6 million, or 81.9%, from RMB611.1 million for the year ended December 31, 2008 to RMB110.5 million ($16.1 million) for the year ended December 31, 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue. Our revenue increased by RMB750.1 million, or 61.4%, from RMB1,221.6 million for the year ended December 31, 2007 to RMB1,971.7 million for the year ended December 31, 2008. This increase was primarily due to increases in the crude oil prices and sales volume as a result of strong market demand for crude oil in the first three quarters of 2008.

Average realized oil price was $104.78 in 2008, compared to $69.00 in 2007. Sales volume was 2.72 million barrels in 2008, compared to 2.33 million barrels in 2007.

In 2008, due to increased crude oil prices, we were allocated more profit-sharing oil compared to 2007. See “— Factors Affecting Our Results of Operations — Production Sharing Contracts” for more details.

Operating expenses. Operating expenses increased 67.5% from RMB710.6 million for the year ended December 31, 2007 to RMB1,190.0 million for the year ended December 31, 2008, primarily due to an increase in depreciation, depletion and amortization and an increase in special levy due to increased realized oil prices, offset by an increase in other income due to the movement in the fair value of the oil put option.

•	Purchases, services and other expenses. Our purchases, services and other expenses decreased by RMB14.8 million, or 13.3%, from RMB111.7 million for the year ended December 31, 2007 to RMB96.9 million for the year ended December 31, 2008. This decrease was primarily due to a write back in safety fees accrued before 2008 in the amount of RMB34.0 million in 2008 and the changes in production sharing allocation. In 2008, we were allocated more profit-sharing oil compared to 2007. Accordingly, our operating costs also correspondingly decreased. The decrease in purchases, services and other expenses was offset by an increase in expenditures for operating and maintaining wells between the periods primarily due to increased production volume and number of wells drilled.

•	Employee compensation costs. Our employee compensation costs increased by RMB16.0 million, or 30.2%, from RMB53.0 million for the year ended December 31, 2007 to RMB69.0 million for the year ended December 31, 2008. This increase was primarily due to an increase in the number of our staff hiring in connection with our increased production, as well as increased staff salaries between the two periods, offset by the changes in production sharing allocation as we were allocated more profit-sharing oil compared to 2007.

•	Depreciation, depletion and amortization. Our depreciation, depletion and amortization increased by RMB188.4 million, or 65.7%, from RMB286.8 million for the year ended December 31, 2007 to RMB475.2 million for the year ended December 31, 2008. This increase was primarily due to an increase in depreciation per unit of production and increased production. We accounted for the unit of production for depreciation, depletion and amortization for the years ended December 31, 2007 and 2008 based on the reserve definition under PRMS.

•	Impairment of property, plant and equipment. As of December 31, 2008, due to declining oil prices, we revised our reserve projections for all of our oilfields. This reserve review and the financial results of Miao 3 suggested a possible impairment of Miao 3’s carrying value. Accordingly, we undertook a detailed impairment assessment as required by IFRS. As a result, in the year ended December 31, 2008, we incurred an impairment charge of RMB32.0 million, which is a non-cash expense arising from assessing the net recoverable amount of Miao 3 using the discounted cash flow method with an assumed crude oil price of $55 per barrel and a discount rate of 12%. We did not incur any impairment charges in any other year.

•	Distribution and administrative expenses. Our distribution and administrative expenses decreased by RMB19.3 million, or 14.6%, from RMB131.9 million for the year ended December 31, 2007 to RMB112.7 million for the year ended December 31, 2008. This decrease was primarily due to a provision for impairment of receivables in 2007 of RMB49.8 million as a result of certain advances paid to suppliers of drilling services and equipment not having been collectible, as well as the changes in production sharing allocation as we were allocated more profit-sharing oil compared to 2007. The uncollectible advances relate to prepayments made to certain suppliers of drilling services and equipment. These suppliers did not make the delivery or provide the necessary services, and are no longer reachable. We believe these uncollectible advances were a one-time occurrence as we have since then more effectively managed our exposure to credit risks of our suppliers. The decrease was offset by increased distribution expenses as a result of higher oil sales volume between the periods and legal and accounting fees incurred in connection with our preparation for a private placement and the proposed initial public offering in Hong Kong in 2008.

•	Taxes other than income taxes. Our taxes other than income taxes increased by RMB378.1 million, or 236.3%, from RMB160.0 million for the year ended December 31, 2007 to RMB538.1 million for the year ended December 31, 2008. This increase was primarily due to an increase in the special levy paid to the PRC government in connection with the excess entitlement in 2008 and due to increased realized oil prices between the periods.

•	Other losses/(income). Our other income increased by RMB101.0 million, or 308.1%, from RMB32.8 million for the year ended December 31, 2007 to RMB133.8 million for the year ended December 31, 2008. The increase was primarily due to the non-cash unrealized gain of RMB129.8 million in 2008, due to the movement in the fair value of the oil put option, which was impacted by the fluctuation of the crude oil prices. Since the West Texas Intermediate price of crude oil was $44.60 per barrel on December 31, 2008 and our oil put option with a strike price of $62.50 per barrel does not expire until December 31, 2010, we had a non-cash unrealized gain of RMB129.8 million in 2008. The increase was offset by a net loss on forward foreign exchange contracts due to less-than-expected appreciation of the Renminbi during the same period.

Profit from operations. Our profit from operations increased by RMB270.6 million, or 53.0%, from RMB511.0 million for the year ended December 31, 2007 to RMB781.6 million for the year ended December 31, 2008. This increase was primarily due to an increase in revenue, partially offset by an increase in operating expenses.

Finance income/(costs), net. Our finance costs, net, decreased by RMB69.1 million, or 89.9%, from RMB76.9 million for the year ended December 31, 2007 to RMB7.8 million for the year ended December 31, 2008. This decrease was primarily due to higher foreign exchange gain of RMB42.8 million in 2008. Since our loan from Standard Bank was denominated and settled in U.S. dollars and our functional currency has been the Renminbi, greater appreciation of the Renminbi against the U.S. dollar in 2008 compared to 2007 resulted in a translation gain. In 2008, all of our loans were denominated and settled in U.S. dollars. During most of 2007, our loans were short-term loans denominated in Renminbi. Therefore, there was no foreign exchange translation gain from Renminbi loans. We had higher finance costs in 2008 compared to 2007 due to higher interest expenses from more bank borrowings. In addition, we had higher bank charges in 2007 principally due to professional fees in connection with entering into the $150 million Standard Bank loan facility in October 2007.

Profit before income tax. Our profit before income tax increased by RMB339.7 million, or 78.3%, from RMB434.1 million for the year ended December 31, 2007 to RMB773.8 million for the year ended December 31, 2008. This increase was primarily due to the cumulative effects of the above factors.

Income tax expense. Our income tax expense increased by RMB37.6 million, or 30.0%, from RMB125.2 million for the year ended December 31, 2007 to RMB162.7 million for the year ended December 31, 2008. This increase was primarily due to the increase in profit before income tax, offset by a reduction in the applicable EIT tax rate from 30% in 2007 to 25% in 2008.

Net profit. As a result of the foregoing, our net profit increased by RMB302.1 million, or 97.8%, from RMB308.9 million for the year ended December 31, 2007 to RMB611.1 million for the year ended December 31, 2008.

Liquidity and Capital Resources

Our primary sources of funding include cash generated by operating activities, short-term and long-term borrowings and equity investments by our shareholders, including a private equity investment from TPG in July 2009. Our primary uses of funds were for operating activities, capital expenditures, and repayment of short-term and long-term borrowings. We plan to fund the capital and related expenditures described in this prospectus principally through the proceeds from this offering, cash generated by operating activities, short-term and long-term borrowings and cash and cash equivalents. As of December 31, 2007, 2008 and 2009, we had cash and cash equivalents of RMB77.2 million, RMB382.1 million and RMB290.3 million ($42.5 million), respectively. As of December 31, 2007, 2008 and 2009, we had total borrowings of RMB730.5 million, RMB820.2 million and RMB1,345.4 million ($197.1 million), respectively. As of December 31, 2008 and 2009, we had unutilized loan facilities amounting to $30 million and nil, respectively. If the crude oil price declines significantly in the future, it is likely that we would delay or reduce the planned scale of the capital expenditures for our development and production activities.

In 2006 and 2007, we borrowed several short-term loans from commercial banks in the PRC, which were used primarily for working capital purposes. Our outstanding short-term bank borrowings were RMB482.0 million as of December 31, 2006, but the loans were fully repaid in 2007. Our short-term loans had fixed rates of interest.

In October 2007, we obtained a $150 million revolving U.S. dollar loan facility from Standard Bank with a term of five years. In 2007, our borrowings under the facility bore an interest rate of LIBOR plus 2.75% per annum. In January 2009, we entered into a supplementary agreement with Standard Bank to amend certain financial terms, including increasing the interest rate of our borrowings to LIBOR plus 5.75% per annum. The facility contained two financial covenants relating to asset life coverage ratio, which assesses our ability to cover our debt obligation with our assets after our liabilities have been satisfied, and debt service coverage ratio, which assesses the cash available to service our debt payments. We were required to maintain a debt service reserve account to ensure the payment of interest and principal due under the facility. The facility was secured primarily by ordinary shares in MIE held by us, an assignment of our bank accounts for the collection of oil revenue, our entitlement under the production sharing contracts, an assignment of our debt service reserve account, a fixed charge over property, plant and equipment and a floating charge over all present and future assets. All outstanding bank borrowings under this loan facility were repaid on July 31, 2009, and the facility was terminated on the same date.

On July 28, 2009, MIE entered into a five-year $200 million term loan and revolving credit facility with Citic Ka Wah Bank and Citic Bank Guangzhou, primarily to repay the Standard Bank loan, develop oilfields and for working capital purposes. The term loans do not require principal repayments for the first three years, and, the principal repayments are made starting from the 37th month. The facility includes two long-term term loans and one short-term revolving facility, which can be converted into a term facility towards the end of the third year. The term loans under the facility bear an interest rate of LIBOR plus 4.50% per annum. The term loan and revolving credit facility contains certain restrictive covenants that limit our ability to, among other things, incur additional indebtedness of more than $10 million from an institution in the PRC, declare cash dividends of more than 15% of our annual consolidated net profit prior to this offering (with the exception of a cash dividend of no more than $20 million that may be declared immediately prior to this offering) or 30% of our annual consolidated net profit after this offering, create or incur liens, acquire, merge or consolidate with others and dispose of assets. The facility contains the following financial covenants: (a) our consolidated tangible net worth, subject to certain adjustments, will be not less than (i) RMB1.0 billion from 2009 to 2011 and (ii) RMB1.5 billion for 2012; (b) our ratio of consolidated total borrowing to consolidated tangible net worth, subject to certain adjustments, will not exceed (i) 140% from 2009 to 2010 and (ii) 100% for 2011; (c) our ratio of consolidated total borrowings to consolidated EBITDA (as defined in the credit facility agreement) will not exceed (i) 270%, from 2009 to 2010, (ii) 220% from 2011 to 2012 and (iii) 180% for 2013; and (d) our total capital expenditure in any financial year will not exceed RMB1.0 billion. Under the facility agreement, we agreed to procure that FEEL and the shareholders of FEEL would continue to beneficially own not less than 51% of the entire issued share capital of our company or MIE. Our capital expenditures for 2011 are currently projected to exceed the limit set forth in the facility agreement and we plan to seek the lenders’ consent to waive this limit. Such consent may not be granted and we may therefore be required to adjust our capital expenditure plan accordingly. Any failure to maintain these covenants or undertakings could result in an acceleration of obligations under the loan agreement. The facility is secured primarily by the ordinary shares in MIE held by us, 51% of the ordinary shares in us held by FEEL, 51% of the ordinary shares in FEEL, an assignment of our bank accounts for the collection of oil revenue, our entitlement under the production sharing contracts, a charge over our debt service reserve account, and an assignment of our interest in our insurance policies. We are required to maintain a debt service reserve account to ensure the payment of interest and principal due under the facility. We drew down $122.0 million (RMB 830 million) from Citic Ka Wah Bank on July 31, 2009 to repay the loan from Standard Bank. As of December 31, 2009, we had outstanding bank borrowings of RMB1,345.4 million ($197.1 million) under this credit facility.

On May 3, 2010, we entered into a supplement to the facility agreement to restructure our security arrangement with Citic Ka Wah Bank and Citic Bank Guangzhou for an aggregate fee of not less than 1.75% of the facility amount. Under the amendment, the lenders agreed to release the above share mortgages as security of the credit facility immediately before the trading of the ADSs. Concurrently, MIEH has agreed to provide a corporate guarantee for MIE’s obligations under the credit facility upon release of the share mortgages. We have also agreed to procure FEEL to continue to be our largest shareholder, holding not less than 35% of the issued share capital in our company, and maintain management control of our company. The lenders have also approved any sale of existing shares by FEEL in this offering, subject to certain undertakings by FEEL relating to the sale.

On June 19, 2009, TPG entered into a share purchase agreement with us, MIE and FEEL, under which TPG subscribed for 21,457,490 series A preferred shares for a consideration of $53.0 million, less transaction fees of $3.0 million. The series A preferred shares are convertible, at the option of the holder, at any time into our ordinary shares and will automatically convert into our ordinary shares immediately prior to a qualified initial public offering. FEEL granted a put option to TPG which requires FEEL to purchase all or some of the series A preferred shares, and such option guarantees that TPG will recover its initial cost at a compounded rate of return of 15%. The put option becomes exercisable starting on July 10, 2011 and terminates at the earlier of a qualified initial public offering or July 10, 2014. We and MIE are jointly and severally liable for this obligation. We issued these series A preferred shares to TPG on July 9, 2009.

In 2009, we had net cash used in operating activities of RMB70.2 million ($10.3 million) and net cash used in investing activities of RMB881.8 million ($129.2 million), resulting in a net decrease in cash and cash equivalent of RMB952.0 million ($139.5 million). As of December 31, 2009, we had a working capital surplus of RMB21.9 million ($3.2 million). In 2009, we realized a cash inflow due to our oil put option of $10.4 million. In the first half of 2009, we had decreased cash flows due to lower revenue as a result of reductions in crude oil prices and the production curtailment we agreed with PetroChina during the first two months of 2009. Our cash flows improved in the remaining period of 2009 as a result of (i) improved cash flow from operations as the production curtailment agreed with PetroChina was lifted in March 2009, (ii) increased oil prices, (iii) the equity investment by TPG in July 2009 and (iv) our entering into the five-year $200 million term loan and revolving credit facility with Citic Ka Wah Bank and Citic Bank Guangzhou. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the long term, we will require cash flow from operations and may require additional borrowings from banks to meet our anticipated cash needs. If our anticipated cash flow is insufficient to meet our requirements, we may also seek to sell additional equity securities or debt securities. We cannot assure you that any financing will be available in the amounts we need or on terms acceptable to us, if at all.

Excess Entitlement under the Production Sharing Contracts

As of December 31, 2008, our trade and other payables included a net advance from PetroChina of RMB458.5 million, which included a liability of RMB487.8 million. The liability arose from our being credited with 671,233 barrels of oil from the production sharing contracts in excess of our entitlement under the production sharing contracts in 2007 and 2008. The excess entitlement occurred because during the year we were allocated oil at the higher cost recovery percentage of 80%. However, following year-end balancing procedures, we determined the actual annual entitlements based on the oil produced during the year allocated using the appropriate cost recovery and profit share percentages under the production sharing contracts. The amount of excess entitlement was recorded as a liability. The excess entitlement occurred due to the unanticipated high oil prices experienced during the second and third quarter of 2008. The actual split for the full year was approximately 64.5% to foreign contractors and 35.5% to PetroChina.

The excess entitlement liability was computed based on the actual amount of excess entitlement received from PetroChina. The excess entitlement was settled using oil produced from 2009. In 2009, our actual sales volume was higher than we expected, so we repaid the liability more quickly than we expected. We repaid all the excess entitlement by November 2009. Furthermore, since the occurrence of the excess entitlement, we and PetroChina have revised our crude oil allocation calculation form to strictly follow the production sharing contracts. We expect this excess entitlement to be a one-time occurrence.

Cash Flows

The table below sets forth our cash flows for each of the years ended December 31, 2007, 2008 and 2009.

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	$
	(In millions)

Net cash generated from/(used in) operating activities	517.5	1,449.5	(70.2)	(10.3)
Net cash (used in) investing activities	(715.3)	(1,278.5)	(881.8)	(129.2)
Net cash generated from financing activities	248.5	136.7	860.2	126.0
Net increase /(decrease) in cash and cash equivalents	50.7	307.7	(91.8)	(13.5)
Exchange losses on cash and cash equivalents	—	(2.8)	—	—
Cash and cash equivalents at beginning of the period	26.5	77.2	382.1	56.0
Cash and cash equivalents at end of the period	77.2	382.1	290.3	42.5

Operating Activities

Net cash used in operating activities was RMB70.2 million ($10.3 million) in the year ended December 31, 2009. In the year ended December 31, 2009, our net cash used in operating activities included profit before income tax of RMB183.9 million ($26.9 million) adjusted for, among other things, higher depreciation, depletion and amortization of RMB445.8 million ($65.3 million), higher interest expenses of RMB54.9 million ($8.0 million), an unrealized fair value loss on oil put option of RMB207.2 million ($30.4 million), an unrealized fair value gain on currency forward of RMB25.2 million ($3.7 million) and an unrealized foreign exchange gain of RMB2.2 million ($0.3 million). The cash movements in the year ended December 31, 2009 included a decrease in trade and other payables of RMB581.6 million ($85.2 million) primarily due to repayment to PetroChina for the excess entitlement and payments to third party suppliers, an increase in trade and other receivables of RMB226.5 million ($33.2 million) due to more oil being sold in December 2009, the proceeds from which were not received until early 2010, and a slight increase in inventory of RMB22.2 million ($3.3 million).

Net cash generated from operating activities was RMB1,449.5 million in 2008. In 2008, we had profit before income tax of RMB773.8 million adjusted for, among other things, depreciation, depletion and amortization of RMB475.2 million and an unrealized fair value gain on oil put option of RMB129.8 million. The cash movements in 2008 included an increase in trade and other payables of RMB268.9 million and a decrease in trade and other receivables of RMB258.0 million primarily due to the excess entitlement that occurred in 2008, offset by a small increase in inventories of RMB16.4 million primarily due to higher amount of oil in our storage tanks as a result of the production curtailment we agreed with PetroChina beginning in December 2008.

Net cash generated from operating activities was RMB517.5 million in 2007. In 2007, we had profit before income tax of RMB434.1 million adjusted for, among other things, depreciation, depletion and amortization of RMB286.8 million. The cash movements in 2007 included an increase in trade and other receivables of RMB211.7 million primarily due to oil sold to PetroChina, for which we had not received payment as our payment term is generally 30 days after an invoice is issued, offset by a slight increase in trade and other payables of RMB41.4 million due to the amount we owe to suppliers.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2009 amounted to RMB881.8 million ($129.2 million), mainly as a result of project development costs of RMB881.4 million ($129.1 million), and loans granted to GOC of RMB21.7 million ($3.2 million), partially offset by a reduction in pledged deposits of RMB19.5 million ($2.9 million) due to a bank guarantee we provided to Jilin Guotai Petroleum Development Company in July 2008, which was released in 2009.

Net cash used in investing activities amounted to RMB1,278.5 million in 2008, mainly due to project development costs of RMB1,238.5 million, offset by loan repayments from Mr. Ruilin Zhang, our chairman and chief executive officer, of RMB79.0 million. For information on our purchases of property plant and equipment, see “— Capital Expenditures.”

Net cash used in investing activities amounted to RMB715.3 million in 2007, mainly as a result of project development costs of RMB831.5 million and interest-free, unsecured loans made to Mr. Ruilin Zhang in the amount of RMB207.3 million, offset by a decrease in pledged deposits of RMB231.5 million for bank issued notes to suppliers which required cash deposits as guarantee and loan repayments from Mr. Ruilin Zhang of RMB92.2 million.

For details on the nature and repayment of the loans made to Mr. Ruilin Zhang, see “Related Party Transactions — Transactions with Ruilin Zhang and FEEL.”

Financing Activities

Net cash generated from financing activities in the year ended December 31, 2009 amounted to RMB860.2 million ($126.0 million) due to (i) a drawdown of RMB1,243.2 million ($182.1 million) from our Citic Ka Wah Bank and Citic Bank Guangzhou long-term credit facility, (ii) a drawdown of RMB204.8 million ($30.0 million) from our Citic Ka Wah Bank and Citic Bank Guangzhou short-term revolving credit facility, and (iii) net proceeds from the issuance of series A preferred shares of RMB339.6 million ($50.0 million), offset by (i) a repayment of RMB825.0 million ($120.9 million) under our Standard Bank loan facility and (ii) a repayment of RMB102.4 million ($15.0 million) under our Citic Ka Wah Bank and Citic Bank Guangzhou short-term revolving credit facility. The Standard Bank loan facility was terminated on July 31, 2009.

Net cash generated from financing activities in 2008 amounted to RMB136.7 million solely due to a drawdown of RMB136.7 million from our Standard Bank loan facility.

Net cash generated from financing activities amounted to RMB248.5 million in 2007, as a result of proceeds of RMB730.5 million from our long-term bank borrowings from the Standard Bank loan facility, offset by a repayment of RMB482.0 million of our short-term bank borrowings from commercial banks in the PRC.

Capital Expenditures

Our net cash used for investing activities includes capital expenditures used for development of oilfields. The table below sets forth by oilfield our capital expenditures for each of the years ended December 31, 2007, 2008 and 2009.

	2007		2008		2009
	(RMB in		(RMB in		(RMB in
	millions)%		millions)%		millions)%

Daan	732.9	88.2	934.9	75.5	585.0	66.4
Moliqing	86.4	10.4	263.0	21.2	253.1	28.7
Miao 3	11.0	1.3	34.9	2.8	43.3	4.9
Others	1.2	0.1	5.7	0.5	—	—

Total	831.5	100	1,238.5	100	881.4	100

Our capital expenditures increased 48.9% from RMB831.5 million in 2007 to RMB1,238.5 million in 2008, primarily due to an increase in project development costs as we drilled 192 gross development wells and constructed related facilities in 2007 compared to 389 gross development wells and constructed related facilities in 2008. Our capital expenditures decreased by 28.8% from RMB1,238.5 million in 2008 to RMB881.4 million ($129.1 million) in 2009, primarily due to a decrease in project development costs as we drilled 389 gross development wells and related facilities in 2008 compared to 189 gross development wells and constructed related facilities in 2009. We drilled fewer gross development wells in the first half of 2009 due to the decrease in demand for oil, but normal drilling activities resumed in the second half of 2009.

Our current anticipated capital expenditures for the years ending December 31, 2010 and 2011 amount to approximately RMB807 million ($118.2 million) and RMB1,033 million ($151.3 million), respectively. Our capital expenditures for 2011 are currently projected to exceed the limit set forth in our facility agreement with Citic Ka Wah Bank and Citic Bank Guangzhou and we plan to seek the lenders’ consent to waive this limit. Such consent may not be granted and we may therefore be required to adjust our capital expenditure plan accordingly.

Inflation

In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 4.8%, 5.9% and negative 0.7% in 2007, 2008 and 2009, respectively. Based on the upward change of the Consumer Price Index in late 2007, the PRC government announced measures to restrict bank lending and investment in China in order to reduce inflationary pressures on China’s economy. In response to the recent global economic uncertainty and a sustained cooling of some PRC markets, the People’s Bank of China reduced the benchmark loan interest rate for one-year RMB — denominated loans by 0.27% to 5.31% on December 22, 2008 and raised the reserve requirement ratio for commercial banks by 1.0% on December 23, 2008. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, building leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. We are not able to hedge our exposures to higher inflation in China.

Quantitative and Qualitative Disclosure about Market Risks

Our business activities are exposed to a variety of market risks, including foreign exchange risk, interest rate risk and commodity price risk.

Foreign Exchange Risk

Our foreign exchange exposure gives rise to market risk associated with exchange rate movements. All of our oil sales are denominated and settled in U.S. dollars, while our production costs and expenses are denominated and settled in Renminbi. Our functional currency is the Renminbi. The Renminbi is not a freely convertible currency and is regulated by the PRC government. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. In the last ten years, the PRC government’s policy of maintaining a stable exchange rate and China’s ample foreign reserves has contributed to the stability of the Renminbi. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar by December 31, 2009. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. However, the Chinese government has not yet determined if or when the exchange rate will be deregulated.

Appreciation of the Renminbi against the U.S. dollar may have the following impact on us:

•	our oil sales revenue may decrease, because the benchmark oil prices are usually denominated in U.S. dollars; and

•	our debt repayment burden will decrease, since all of our debt are denominated and settled in U.S. dollars.

In December 2007, we entered into forward foreign exchange contracts to manage a portion of future cash inflow against the risk of unfavorable fluctuation of foreign exchange rates. The notional principal amounts of the outstanding forward foreign exchange contracts as of December 31, 2008 and 2009 were RMB342.3 million and nil, respectively, due to the contracts ending in December 2009.

Management has assessed our exposure to foreign currency risk using a sensitivity analysis. Based on a 1% change in the value of the U.S. dollar occurring on December 31, 2009, the exposure of our results of operations would be increased or decreased by RMB9.2 million ($1.3 million).

Interest Rate Risk

We have no significant interest-bearing assets. Our exposure to interest rate risk primarily relates to the interest rates for our outstanding borrowings and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2009, we had long-term borrowings in the amount of RMB1,243.0 million ($182.1 million). Our long-term borrowings are subject to floating interest rates with interest rates varying from 3.2% to 6.3% in 2009. Assuming the principal amount of the outstanding bank borrowings remains approximately the same as of December 31, 2009, a 0.5% increase in each applicable interest rate would have added approximately RMB6.7 million ($1.0 million) to our interest expenses for 2009. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest expense may be higher than expected due to changes in market interest rates.

Commodity Price Risk

We engage in a wide range of petroleum-related activities. Crude oil prices are affected by a wide range of global and domestic factors that are beyond our control. The fluctuations in such prices may have favorable or unfavorable impact to us. The crude oil prices in the international market are affected by various factors such as changes in global and regional politics and economic conditions, demand and supply of crude oil, appreciation or depreciation of the U.S. dollar, as well as unexpected political events and disputes, as well as regional conflicts or wars that may have international repercussions. The domestic crude oil price is determined with reference to the international crude oil price. A decline in crude oil prices could adversely affect our financial performance. We are exposed to the general price fluctuations of broadly traded oil commodities.

We use oil put option to partly manage our exposure to movements in the crude oil prices. In November 2007, we purchased an option, but not the obligation, to notionally sell to Standard Bank Plc 5,236,710 barrels at a strike price of $62.50 per barrel, in monthly installments ranging from 130,061 barrels to 154,378 barrels from January 1, 2008 to December 31, 2010. The price under the option is based on West Texas Intermediate crude oil prices. In addition, in November 2007, we sold an option to Standard Bank Plc, so that Standard Bank Plc can notionally sell to us 5,236,710 barrels at a strike price of $42.50 per barrel in monthly installments ranging from 130,061 barrels to 154,378 barrels from January 1, 2008 to December 31, 2010 under the same terms and conditions as the purchased option. The effect of the above arrangement is that we will receive from Standard Bank Plc each month the difference between the strike price of $62.50 per barrel and the West Texas Intermediate crude oil price, in respect of the notional volume of that month, if the average monthly spot price of oil falls below $62.50 per barrel, provided that the maximum payout by Standard Bank Plc is limited to $20.00 per barrel. At the end of 2008 and in the beginning of 2009, the West Texas Intermediate crude oil price fell below $62.50. In 2008 and 2009, we recorded a non-cash unrealized gain of RMB129.8 million and a non-cash unrealized loss of RMB207.2 million ($30.4 million), respectively. This non-cash unrealized gain or loss is included as other income or loss in our consolidated income statement. Any cash realized gain or loss under the oil put option will be reflected in our consolidated cash flow statement. We realized a cash inflow from oil put option of $3.8 million and $10.4 million in 2008 and 2009, respectively. Assuming that the crude oil price is between $62.50 and $42.50, if the crude oil price were to increase or decrease by $1 per barrel, the cash inflow would decrease or increase by $2.7 million, respectively.

Contractual Obligations and Capital Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009.

	Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
	(In thousands of RMB)

Long-term debt obligations(1)	1,472,091	60,811	389,025	1,022,255	—
Short-term debt obligations(1)	107,353	107,353	—	—	—

Total	1,579,444	168,164	389,025	1,022,255	—

(1)	Includes interest payment obligations.

Off-balance Sheet Commitments and Arrangements

Other than some of the operating obligations set forth in the table above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Recently Issued Accounting Pronouncements

The following standards, amendments and interpretations to published standards under IFRS as issued by the IASB were mandatory for the financial year beginning January 1, 2009 and were adopted by us:

IFRS 7 (amendment), “Financial Instruments — Disclosures” (effective January 1, 2009). The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

IFRS 2 (amendment), “Share-based payment” (effective January 1, 2009) deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation thereof subsequent to the grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. We have adopted IFRS 2 (amendment) since January 1, 2009. The amendment does not have a material impact on our financial statements.

In respect of borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009, our policy is to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. As we do not have any qualifying assets, the amendment does not have a material impact on our financial statements.

The following standards, amendments and interpretations to existing standards are not yet effective and have not been adopted by us:

•	IFRS 3 (Revised), “Business combinations” and consequential amendments to IAS 27, “Consolidated and separate financial statements,” IAS 28, “Investments in associates” and IAS 31, “Interests in joint ventures,” effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.

•	IFRIC 17, “Distributions of non-cash assets to owner,” effective for annual periods beginning on or after July 1, 2009.

•	IFRS 2 (amendment), “Share-based payments,” effective for periods beginning on or after July 1, 2009.

•	IFRS 5 (amendment), “Non-current assets held for sale and discontinued operations,” effective for periods beginning on or after January 1, 2010.

•	IFRS 8 (amendment), “Operating segments,” effective for periods beginning on or after January 1, 2010.

•	IAS 1 (amendment), “Presentation of financial statements,” effective for periods beginning on or after January 1, 2010.

•	IAS 7 (amendment), “Statement of cash flows,” effective for periods beginning on or after January 1, 2010.

•	IAS 17 (amendment), “Leases,” effective for periods beginning on or after January 1, 2010.

•	IAS 36 (amendment), “Impairment of assets,” effective for periods beginning on or after January 1, 2010.

•	IAS 38 (amendment), “Intangible assets,” effective for periods beginning on or after July 1, 2009.

•	IAS 39 (amendment), “Financial instruments: recognition and measurement,” effective for periods beginning on or after January 1, 2010.

•	IFRIC 9 (amendment), “Reassessment of embedded derivatives,” effective for periods beginning on or after July 1, 2009.

•	IFRIC 16 (amendment), “Hedges of a net investment in a foreign operation,” effective for periods beginning on or after July 1, 2009.

•	IFRS 2 (amendments), “group cash-settled share-based payment transactions,” effective from January 1, 2010. In addition to incorporating IFRIC-Int 8, “Scope of IFRS 2,” and IFRIC-Int 11, “IFRS 2 — group and treasury share transactions,” the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by the interpretation.

We assessed that the impact of the standards, amendments and interpretations to existing standards on our consolidated financial statements is immaterial.

OUR INDUSTRY

The information in this prospectus relating to the PRC is derived from various government and private publications. This information has not been prepared or independently verified by us, the underwriters or any of our or their respective affiliates or advisers. Unless otherwise stated, statements regarding China do not apply to Hong Kong, Macau or Taiwan.

Overview

Growing energy demand and robust oil prices are driving growth in the global oil and gas industry. Crude oil remains a core source of global energy demand, with oil consumption representing 34.8% of total global fuel consumption in 2008, according to the BP Statistical Review (June 2009). Global oil consumption has historically grown at a steady pace, representing a compound annual growth rate, or CAGR, of 1.4% from 1998 to 2008. Oil prices have fluctuated in recent years in response to global economic conditions, and on the back of improved macroeconomic conditions, West Texas Intermediate spot oil prices have recovered from the lows of $31.41 per barrel in December 2008 to $83.76 per barrel on March 31, 2010. This compares with a peak of $145.29 per barrel reached on July 3, 2008. Going forward, the oil and gas industry is expected to experience continued growth in order to meet growing demand for oil.

In particular, the global oil demand growth outlook is increasingly dependent on the economic growth in China. Rapid economic growth over the past three decades has generated significant growth in demand for oil in China. From 1998 to 2008, China’s gross domestic product, or GDP, grew at a CAGR of 9.7%, and its industrial production grew at a CAGR of 13.9%, according to the Economist Intelligence Unit, or the EIU. Over the same period, oil consumption grew at a CAGR of 6.6%. Robust economic growth in China is expected to continue to drive oil consumption, with the International Energy Agency, or the IEA, estimating that oil consumption in China will grow at a CAGR of 4.4% during the period from 2008 to 2015, compared to a CAGR of only 0.6% globally.

In 2008, China consumed nearly eight million barrels of oil per day, ranking after the United States as the second largest consumer of oil globally. However, oil consumption in China on a per capita basis still lags far behind that in OECD nations, indicating significant further growth potential for oil consumption in China. The table below sets forth an overview of energy consumption data for China and selected OECD nations in 2008.

	Total Primary Energy	Crude Oil	Per Capita Crude Oil
Country	Consumption	Consumption	Consumption
	(Million tons of oil	(Thousands of	(Barrels per day
	equivalent)	barrels per day)	per 1,000 people)

Selected OECD nations
Canada	330	2,295	69.0
United States	2,299	19,419	63.7
Australia	118	936	44.6
Japan	508	4,845	38.1
United Kingdom	212	1,704	27.7
China	2,003	7,999	6.0

Source: BP Statistical Review (June 2009)

As consumption growth outpaces production growth, China’s domestic oil production is increasingly insufficient to meet the demand for oil. Domestic oil production in China grew at a CAGR of 1.7% from 1998 and 2008, compared to a CAGR of 6.6% for oil consumption in the same period. China has been a net importer of oil since 1993 as domestic supply is insufficient to meet strong demand for oil, and oil imports grew rapidly at a CAGR of 17.0% from 1998 to 2008, according to the Energy Information Administration, or the EIA. In 2008, the net importation of oil in China amounted to 3.9 million barrels per day, or 48.8% of the total oil consumption of 8.0 million barrels per day. In December 2009, China overtook the United States, for the first time, as the largest importer of Saudi Arabia’s oil, exceeding 1 million barrels per day, according to the Financial Times. Imports will be increasingly critical to meeting China’s domestic oil demand in the future. According to the Oil and Gas Journal, by 2030 imported oil may account for nearly 70% of the forecasted oil demand in China.

As a result, there is a strong impetus by the Chinese government to encourage both onshore and offshore oil production activities in China. In 2008, China’s domestic crude oil production totaled 3.8 million barrels per day, ranking as the world’s fifth largest producer. Governmental initiatives to stimulate domestic oil production are expected to drive growth of large National Oil Companies, or NOCs, as well as for independent oil companies operating in China, including foreign contractors. An indication of the level of investment and growth experienced in the oil and gas sector in China is the strong capital expenditure growth by China’s three largest NOCs, namely PetroChina, Sinopec and CNOOC. The following table sets forth the capital expenditure on oil and gas exploration and production by these three NOCs for the periods indicated.

							CAGR
	2003	2004	2005	2006	2007	2008	(2003 to 2008)
	(RMB in millions)

PetroChina	61,982	70,217	92,233	115,024	146,855	168,569	22.2%
Sinopec	20,628	21,234	23,095	35,198	54,498	57,646	22.8%
CNOOC	10,614	13,958	17,898	24,998	31,003	35,858	27.6%

Sources: Annual reports (Form 20-F) for PetroChina, Sinopec and CNOOC (2003-2008)

Overview of the PRC Oil and Gas Industry

Industry Structure

China’s oil and gas industry is dominated by the three NOCs. PetroChina is the largest among the three by proved reserves and net production. As of December 31, 2008, PetroChina has proved crude oil reserves in China of 11,221 million barrels, compared to 2,841 million barrels for Sinopec and 1,400 million barrels for CNOOC, based on their respective annual reports. In addition to these three NOCs, there are also other state-owned oil and gas companies, such as Shaanxi Yanchang Petroleum (Group) Co., Ltd.

There is also increasing participation from independent oil companies in China’s oil and gas industry. Historically, upstream cooperation with foreign oil and gas companies has been more prevalent in the offshore sector, which is characterized by the involvement of large foreign oil and gas companies, such as Husky and Anadarko, in partnership with CNOOC. Upstream cooperation in onshore China is also becoming increasingly active. However, this has been characterized generally by the involvement of smaller foreign oil and gas companies, and involves specific operating regions where these foreign participants are able to introduce advanced technologies and expertise, such as operating and developing low-permeability oilfields. Foreign participants who are able to best apply advanced technologies and streamline operating costs, and who have strong relationships with PetroChina and Sinopec, are best positioned to leverage on the trend of growing foreign participation in onshore China. The following chart demonstrates the growth in oil production from production sharing contracts with PetroChina, representing an increasing share of PetroChina’s overall domestic gross production.

Source: China National Petroleum Corporation (CNPC) Yearbooks (2001-2009)

The NOCs remain primarily focused on production optimization of large and mature oilfields such as the Daqing oilfield complex for PetroChina and the Shengli oilfield complex for Sinopec, as well as major onshore and offshore discoveries. We believe there remains many smaller but significant oilfields that independent oil companies are well-positioned to develop in cooperation with the NOCs. Independent oil companies such as MIE, often characterized by their streamlined management structure and operating expertise in specific field conditions, are often best able to operate and extract commercial returns from these smaller oilfields. As a result, there are a number of independent oil companies operating onshore in China, including MIE, ROC Oil and Central Asia Oil, representing approximately 50% of the total gross production under production sharing contracts with PetroChina in 2008. The other 12 smaller players, including Bright Oceans and Ivanhoe Energy, accounted for the remaining gross production. The following table sets forth an overview of the largest independent oil companies by gross production, operating onshore oilfields in China under production sharing contracts with PetroChina, as listed in the China National Petroleum Corporation (CNPC) Yearbook 2009:

	Production Sharing
Company	Contract Area	Oilfield Complex	Gross Production in 2008
			(Thousand tons)

ROC Oil	Zhaodong	Dagang	1,040
MIE	Daan	Jilin	559
	Moliqing	Jilin	107
	Miao3	Jilin	10

	Total MIE	Jilin	676

Central Asia Oil	Zhou13	Daqing	307
	Zhao413	Daqing	4

	Total Central Asia Oil	Daqing	311

Source: China National Petroleum Corporation (CNPC) Yearbook 2009; company data

An important feature of the onshore oil and gas sector in China is the general availability of oilfield service providers and the related ability to control costs, making onshore operations in China a commercially attractive option for independent oil companies. From this perspective, operating onshore in China compares favorably to operating offshore in China as well as internationally. The median 5-year CAGR of lifting costs for PetroChina and Sinopec, the two largest onshore upstream producers in China, was 13.6% from 2003 to 2008. In contrast, four of the largest international oil companies, including ExxonMobil, BP, Shell and Chevron, experienced a median lifting cost increase of 18.5% over the same period. The following chart shows lifting cost growth at PetroChina, Sinopec, and four of the largest international oil companies globally.

Source: Annual reports for PetroChina, Sinopec, ExxonMobil, BP, Shell and Chevron (2003-2008)

Certain oilfield operators in China have become specialized in extracting commercial returns from oilfields characterized by low permeability and low pressure reservoirs. This is achieved by applying best available technologies and international best practices, as well as leveraging the low cost characteristics and availability of advanced oilfield services in onshore China. In the following charts, selected U.S. independent oil-focused producers operating onshore are used for purposes of comparison against MIE. From 2006 to 2008, MIE operated at lower absolute lifting costs than these U.S. producers and also reduced its costs over the period. In contrast, the U.S. producers experienced consistent increase in lifting costs over the same period.

Source:	2006-2008 annual reports on Form 10-K for U.S. onshore oil companies, including Arena Resources Inc., Berry Petroleum Company, Concho Resources Inc., Denbury Resources Inc., Pioneer Natural Resources Company and Whiting Petroleum Corporation.

(1)	Lifting costs refer to operating costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining wells and related equipment and facilities, but excluding any production taxes or special oil gain levy.

We believe certain oilfield operators in China with experience and expertise in developing low permeability and low pressure oilfields are well-positioned to grow given that oil reserves at low permeability oilfields represent 31% of China’s overall oil reserves, as compared to 8% in the U.S. and world average level of 20%. It is estimated that the reserve additions in low permeability oilfields as a percentage of total reserve additions in China increased from approximately 27% before 2000 to approximately 70% between 2001 and 2005. There are major low permeability oilfields across different regions in China, such as Daqing, Jilin, Changqing and Xinjiang oilfields.

Expansion of International Cooperation

The NOCs and other independent upstream oil producers in China are increasingly exploring overseas investment and acquisition opportunities. The PRC government encourages outbound investment by oil companies to secure strategic resources, particularly in the context of China’s increasing reliance on imported oil. According to Dealogic, between January 1, 2005 and March 31, 2010, there were 54 announced cross-border acquisitions and investments involving Chinese oil and gas companies, with an aggregate transaction size of $42.9 billion. The targeted geographic areas of China’s outbound oil and gas investments are broad, spanning from Central and Southeast Asia to North America, Latin America and Africa. Oil companies operating in China are increasingly participating in overseas investment opportunities in various forms, including acquiring control of assets, forming joint ventures, participating as operators, or even acquiring minority non-operated interests.

Overview of the Songliao Basin

Source: U.S. Geological Survey

The Songliao Basin spans the Heilongjiang, Liaoning and Jilin Provinces in northeastern China covering an area of 64.2 million acres (260,000 square kilometers). It is one of the most important oil-producing regions in China, representing a significant share of crude oil reserves and production in onshore China. In 2007, onshore crude oil production at the Songliao Basin totaled 47.6 million tons, second only to the Bohai Bay Basin.

The main oilfields located in the Songliao Basin are the Daqing and Jilin oilfield complexes. Since its discovery in the 1950’s, the Daqing oilfield complex has consistently experienced significant production levels and reserve additions to become China’s most prolific onshore oil-producing region, where over 50 million tons of oil had been produced annually for 27 consecutive years since 1976. The table below contains the historical oil production and reserve additions by PetroChina at the Daqing and Jilin oilfield complexes located in the Songliao Basin, demonstrating the prolific and long life nature of these oilfields.

	Production from	Reserve additions	Production from	Reserve additions
	Daqing complex	from Daqing complex	Jilin complex	from Jilin complex
	(Million tons)

2000	53.0	65.6	3.8	33.5
2001	51.5	66.1	4.0	61.7
2002	50.1	52.8	4.4	50.2
2003	48.4	67.3	4.8	43.0
2004	46.4	104.1	5.1	51.2
2005	45.0	over 100.0	5.5	51.3
2006	43.4	over 100.0	5.9	54.9
2007	41.7	over 100.0	6.2	55.5
2008	40.2	over 100.0	6.6	54.0

Source: China National Petroleum Corporation (CNPC) Yearbook (2001-2009)

As a result of the long history of production and development at the Songliao Basin, oil industry-related services and infrastructure are readily available in this region. Many of the oilfield services companies are subsidiaries of PetroChina, which offer services such as oil and gas exploration and development, engineering services, facility manufacturing, chemical engineering, operation sustenance, field services and others.

There are also extensive established pipelines, refineries and other storage infrastructure in place in the Songliao Basin, facilitating the development of oilfields in the region. PetroChina plans to expand its domestic network of oil and gas pipelines with a total investment of RMB100 billion over the next five years, and plans to expand the crude oil storage capacity to 9.4 million barrels by 2010 at the Daqing oilfield complex. The extensive pipeline network, storage facilities, and large-scale refineries in the region provide important points of sale and price benchmarks for crude oil produced in the Songliao Basin. The following map shows the oil and gas infrastructure network that connects major refineries across China, including the Songliao Basin.

Source: PetroChina 2009 Interim Results Presentation; CNPC and Sinopec corporate websites

Many oilfields in the Songliao Basin can be characterized by low reservoir pressure and permeability, as well as relatively low production levels and recovery rates. For example, approximately 73% of oil reserves in the Jilin complex are categorized as low permeability oilfields. As a result, there is an emphasis on the specific application of best-available technologies and local knowledge in order to optimize production and commercial returns, providing a strong base in terms of technology application and international expertise in oilfield development in this region. According to the Songliao Basin presentation by PetroChina, some of the advanced technologies already in use at the Songliao Basin include seismic imaging, wireline logging, advanced drilling and stimulation. These technologies help improve depth imaging, volcanic reservoir prediction and economic drilling.

The level of oil production activities at the Songliao Basin is expected to remain strong. In November 2008, PetroChina announced substantial work plans at the Daqing oilfield complex, where the production level is expected to remain over 40 million tons per year until 2020. PetroChina believes it can extract a further 7 billion barrels of oil from the Daqing oilfield complex through the use of advanced technologies to extend the life of the oilfield. Conventional technologies provide access to only 20% of oil-bearing layers in this area. There are various enhanced oil recovery methods that are being tested and implemented at the Daqing oilfield complex, including waterflooding, alkaline-surfactant-polymer flooding and polymer flooding. In November 2008, PetroChina outlined the use of polymer flooding and other technologies in reservoir engineering, recovery process and surface engineering at the Daqing oilfield complex to improve recovery rates. This again is an indication of the strong technology expertise available locally, and industry best practices being applied to optimize the development of onshore fields in the Songliao Basin.

There has been increasing participation of independent oil companies in the Songliao Basin, particularly in the Jilin complex. MIE, Central Asia Oil and Bright Oceans are some of the independent oil companies involved, which have continued to increase the scale of their operations. For example, PetroChina’s production from the Songliao Basin remained relatively flat from 2001 to 2008, while MIE’s gross production from the same region increased from 8,057 tons in 2001 to 676,323 tons in 2008. More specifically, for the Jilin oilfield complex, an area which has experienced significant development activities and growth given the increased focus on low permeability reservoirs, MIE’s gross production accounted for 10.3% of PetroChina’s gross production from the Jilin oilfield complex in 2008 and represented 26.7% of the gross production increase of PetroChina from 2001 to 2008, demonstrating the scale and importance of independent oil companies in this region.

Fiscal Regime and Regulatory Framework

Overview

The Chinese government has enacted legislation and implemented policies to support continued foreign participation in the domestic oil and gas industry. The Rules on the PRC Sino-Foreign Cooperative Exploitation of Onshore Petroleum Resources, or the Petroleum Regulations, are the primary regulations that govern the exploration and development activities of foreign oil companies operating onshore in China.

Production Sharing Contracts

Many foreign companies have had successful participation in China’s oil and gas industry under production sharing contracts. Since the 1990’s, the Chinese government has encouraged foreign participation in the oil and gas industry, particularly with a focus on low-permeability oilfields in the Songliao Basin and other areas that PetroChina did not find it commercially feasible to develop. Foreign participants have introduced new technologies and expertise in operating low-permeability oilfields to China’s oil and gas industry. They have also helped improve industry standards in terms of increasing efficiency and streamlining management, as well as provided personnel training and working team development.

Between 2000 and 2008, according to the China National Petroleum Corporation (CNPC) Yearbooks, CNPC entered into 15 new production sharing contracts with foreign contractors. By the end of 2008, CNPC had a total of 23 operating production sharing contracts. We believe that independent oil development production operations under the production sharing contract arrangement are becoming increasingly important to the oil and gas sector in onshore China. As part of this industry development, there has also been increased acquisitions and merger activities by independent oil and gas companies relating to onshore production sharing contracts. For example, in January 2009, China Era Energy, which entered into a production sharing contract with CNPC to develop the North Kashi Block in the Tarim Basin, was acquired by the Hong Kong-listed China Energy Development. We believe that this trend towards increasing market activity will continue to facilitate the development of independent oil companies operating onshore in China.

In China, production sharing contracts are generally entered into through bilateral negotiation instead of competitive bidding. Onshore production sharing contracts in China are structured on the basis of a royalty-based regime, which we believe provides attractive commercial terms when compared to those in many other countries. In China, royalties are calculated based on annual gross production and are payable in kind by installments to PRC tax authorities.

In addition, the enforceability of onshore production sharing contracts in China has remained strong since these contracts are governed under the Petroleum Regulations and usually receive direct approval from the Ministry of Commerce, or MOFCOM, and other central government agencies.

Foreign participation in the oil and gas industry in China is encouraged by the government. According to the Catalog for the Guidance of Foreign Investment Industries, as amended in 2007, the industry of development of low permeability oil and gas reservoirs is listed among the sectors where foreign investment

(limited to Sino-foreign equity or cooperative joint ventures) is encouraged by the PRC government. In 1995, the Interim Regulation on the Payment of Mining Royalty of the Sino-Foreign Cooperative Exploitation of Onshore Petroleum was amended to raise the minimum amount of annual production under which enterprises are exempt from royalties from 50,000 tons to 500,000 tons or 1,000,000 tons, as an added incentive for foreign cooperation in oil exploitation.

Since 2006, the drafting of the new energy law in China has been commissioned and is scheduled to be enacted by the end of 2010. We believe it will allow greater participation by independent oil producers in the upstream oil and gas industry in China, and MIE will benefit from such policy.

BUSINESS

Overview

We are one of the largest independent upstream oil companies operating onshore in China as measured by net proved reserves. We operate the Daan, Moliqing and Miao 3 oilfields in the Songliao Basin, China’s most prolific oil-producing basin, under three separate production sharing contracts with PetroChina, the largest oil company in China. In addition, we pursue other exploration, development and production opportunities in China and internationally both independently and in partnership with other major and independent oil companies.

As of December 31, 2009, we had estimated net proved reserves of approximately 30.9 million barrels of crude oil. Our daily crude oil production has grown significantly since 2001, when we took over the operations of the three oilfields. Our net production averaged 6,439 barrels, 8,150 barrels and 7,637 barrels of crude oil per day in 2007, 2008 and 2009, respectively, representing a CAGR of 8.9%. Since FEEL acquired MIE in August 2003, our net production of crude oil grew from an average of 1,767 barrels per day in 2004 to 7,637 barrels per day in 2009, representing a CAGR of 34.0%. Our net production decreased to an average of 6,449 barrels per day in the first half of 2009, primarily due to the global economic and financial crisis in late 2008 and early 2009 and the resulting decrease in global demand for oil in China, but rebounded to an average of 8,806 barrels per day in the second half of 2009. Our high level of development and production activities is demonstrated by our high rig count and number of productive wells. In 2008, we concurrently operated 24 drilling rigs, and in 2009, we concurrently operated 25 drilling rigs. As of December 31, 2009, we operated an aggregate of 1,383 gross productive wells in our three oilfields.

As the operator of the Daan, Moliqing and Miao 3 oilfields, we hold a 90% participating interest in the foreign contractors’ entitlement and obligations under the production sharing contracts. GOC, a passive foreign contractor that is not directly involved in the operations of the oilfields, holds the remaining 10% participating interest. Under each of the production sharing contracts, we provide funding, technology and managerial experience for the development and production of oil resources in these oilfields. In exchange, we share in the production of crude oil with PetroChina after the successful development of oil reserves according to the formula set forth in the production sharing contracts. In a given period during the commercial production phase under the production sharing contracts, the revenue and operating costs may be allocated to the foreign contractors in the range of 48% to 80% based on whether the foreign contractors have fully recovered development costs. See “— Production Sharing Contracts” for more information on the revenue and cost allocations under the production sharing contracts. All of the oil produced in our three oilfields is sold to PetroChina. The production sharing contracts for the Daan, Moliqing and Miao 3 oilfields will terminate in 2024, 2028 and 2028, respectively.

Our operating success and effective application of know-how are evidenced by our strong track record and high success rates. From 2001 to the end of 2009, we drilled 1,373 gross development wells in our oilfields, of which only seven were dry holes. As of December 31, 2007, 2008 and 2009, we operated 827, 1,218, and 1,383 gross productive wells, respectively. We believe our oilfields have strong growth potential, and we are continually expanding our operations by drilling more wells in the oilfields we operate, which we believe will substantially increase our net production of crude oil over the next several years. As of December 31, 2009, we identified 691 potential locations for future drilling and had estimated net proved undeveloped reserves of 11.7 million barrels for these locations.

In 2007, 2008 and 2009, our revenue amounted to RMB1,221.6 million, RMB1,971.7 million and RMB1,166.8 million ($170.9 million), respectively. In 2007, 2008 and 2009, our EBITDA amounted to RMB797.8 million, RMB1,256.8 million and RMB687.0 million ($100.6 million), respectively, and our adjusted EBITDA amounted to RMB817.5 million, RMB1,127.9 million and RMB821.3 million ($120.3 million), respectively. Our net profit amounted to RMB308.9 million, RMB611.1 million and RMB110.5 million ($16.1 million) for the years ended December 31, 2007, 2008 and 2009, respectively.

Our Strengths

We believe the following strengths have contributed to our growth and differentiate us from our competitors:

One of the largest independent upstream oil companies operating onshore in China with strong growth potential

We are one of the largest independent upstream oil companies operating onshore in China, with estimated net proved reserves of approximately 30.9 million barrels as of December 31, 2009. As of December 31, 2009, our net proved undeveloped reserves equalled approximately 11.7 million barrels, representing approximately 37.9% of our total net proved reserves. Our net production averaged 6,439 barrels, 8,150 barrels and 7,637 barrels of crude oil per day in 2007, 2008, and 2009, respectively. As of December 31, 2009, the reserves life index of our net proved reserves was 11.1 years. Our large base of net proved undeveloped reserves enables us to quickly grow our annual production of crude oil in the near term without the need to undertake further exploration. We currently plan to spend approximately RMB807 million ($118.2 million) and RMB1,033 million ($151.3 million) in 2010 and 2011, respectively, to develop our net proved undeveloped reserves as well as our probable and possible reserves. We currently plan to drill 200 and 370 new wells in 2010 and 2011, respectively. The ratio of gross developed acreage to gross undeveloped acreage at our Daan and Moliqing oilfields are 41.2% and 15.8%, respectively, as of December 31, 2009. We believe our oilfields have strong growth potential. As of December 31, 2009, we had identified 691 potential locations for future drilling and we had attributed proved undeveloped reserves to 11.7 million barrels of these locations.

Proven track record of developing and operating low permeability oilfields

Low permeability oilfields represent approximately 31% of China’s overall oil reserves. For example, approximately 73% of oil reserves in the Jilin complex are categorized as low permeability oilfields. In addition, new reserve addition in such low permeability oilfields have increased to approximately 70% of the total reserve addition between 2001 and 2005. We have developed strong expertise in drilling and operating wells under low permeability conditions through the effective use of water injection and other techniques and the application of our know-how. Our strong operating capabilities are particularly evidenced by our low development and lifting costs, high oil recovery rate and high success rate of developing oil wells. Such capabilities have enabled us to recover costs quickly under the production sharing contracts and reduce the risk associated with future investments in our oilfields. As of December 31, 2009, the total costs incurred for pilot testing and development, including related operating costs, were RMB4,559.6 million ($668.0 million), of which we have recovered approximately RMB4,140.0 million ($606.5 million)

We have a large team of over 1,298 production and technical service employees. Our experienced team allows us to implement our development plans quickly, including drilling a large number of wells in a short period of time. The oilfields we operate are significant in scale. From 2001 to the end of 2009, we drilled 1,373 gross productive wells on the oilfields we operate, of which only seven were dry holes. In 2009, we drilled 189 gross development wells, compared to 192 and 389 gross development wells drilled in 2007 and 2008, respectively.

We are the sole oilfield operator under each of our production sharing contracts. This status enables us to exercise a significant level of control over the amount and timing of expenses and capital allocations, and other logistical aspects of the development and operation of our three oilfields. We currently work with over 300 vendors in China and, over the years, we have gained in-depth knowledge of China’s petroleum industry. In addition, the large number of wells we have drilled to date in our oilfields has provided us with a large amount of drilling and well performance data, which we believe maximizes the predictability of future well performance and will further reduce the dry hole risks related to developing our oilfields.

We have a history of optimizing field performance and enhancing oil production by instituting an effective waterflood program. As of December 31, 2008 and 2009, we installed a total of 218 and 255 injectors, respectively, at our three oilfields. We believe we have effectively enhanced production with our current injector pattern, and we plan to continue to install injectors and expand the areas under waterflood where economic circumstances allow. We are able to optimize production by minimizing the decline rate.

We also have a strong record of environmental compliance and work-place safety. We have implemented the action plan recommended by ENSR International and have not been involved in any environmental claims or investigations. Our safety rules and policies comply with ISO9000 and ISO9001 in addition to PRC governmental rules and regulations.

Competitive cost structure and operational efficiency

Our China-based operations and active cost management allow us to leverage on the low equipment and labor costs in China. We also apply advanced drilling and production technologies that allow us to produce more oil at lower cost. We achieved a success rate of 99.5% for gross development wells drilled from 2001 to 2009, and our average development costs were $7.71, negative $36.18 and $12.96 per barrel of oil for 2007, 2008 and 2009, respectively. Since our net proved reserves decreased in 2008 compared to 2007 primarily due to decreased oil prices, our average development costs were negative in 2008. We believe we are able to control our costs effectively due to several factors. Starting from the planning stages, our experienced management team and technical personnel are able to prepare exploitation and development plans that maximize crude oil production relative to our development and operating costs. In addition, we believe that, as a private enterprise, we have greater flexibility to plan and execute projects, manage the size of our operations, implement cost containment initiatives, and source cost-effective subcontractors at each stage in the development and operation of our oilfields. As a result of these factors, we believe we adapt more quickly to oil price fluctuations than large state-owned enterprises and can compete effectively with our competitors even in a low crude oil price environment.

Low risk operations with effective recovery of development and operating costs through the production sharing contract structure

We believe we operate and can further develop our oilfields at relatively low risk with effective recovery of development and operating costs for the following reasons:

•	Development of our existing oilfields involves no significant exploration risk because our existing reserve base has already been discovered and fully delineated. This low exploration risk is evidenced by the 767 successful development wells drilled in our existing oilfields in the three years ended December 31, 2009, representing a success rate of 99.7%. As of December 31, 2009, each of Daan, Moliqing, and Miao 3 oilfields had a depletion rate of 26.0%, 22.8% and 44.8%, respectively, calculated based on accumulated net production divided by the sum of accumulated net production and net proved reserves.

•	The structure of our production sharing contracts allows us to effectively recover our costs. Under the production sharing contracts, crude oil is distributed according to a waterfall provision that prioritizes recovery of our operating, pilot-test and development costs, after deduction of value-added tax and royalties. Given the successful development of our operations to date resulting in strong production levels and cash flows, incremental capital expenditures will be fully or largely recovered during the same year, regardless of the level of actual incremental production that investment might yield during the year the expenditure is incurred. If oil produced in a certain period is insufficient to recover all costs incurred by us in that period, the costs are carried forward to the next period until we recover such costs from future oil production. After the foreign contractors have recovered all operating, pilot-test and development costs (including any unrecovered operating, pilot-test and development costs from prior periods) from the oil revenue generated each period, the remainder of the gross production of crude oil for that period is allocated 52% to PetroChina and 48% to the foreign contractors.

We have recovered all of our investments in the Daan oilfield and any additional investment is quickly recovered, typically in less than two months, so there is minimal risk that additional investment under our largest production sharing contract will not be recovered. For Moliqing and Miao 3, at the end of 2009, we have recovered 74.4% and 36.8% of the development costs, respectively. Based on Ryder Scott’s projections, we shall recover all of our investments at Moliqing by 2012. We can therefore expend substantial additional capital to further develop the Daan and Moliqing oilfields with a high likelihood of recovery of that capital within a short period.

Long-standing and strong relationship with PetroChina

We have a long-standing relationship and a history of close cooperation with PetroChina, with which we currently have three production sharing contracts. PetroChina is the largest oil company in China and has the highest number of production sharing contracts covering onshore oilfields among the state-owned oil companies. We have worked closely with PetroChina since 2001 and our cooperation has deepened as the Daan, Moliqing and Miao 3 oilfields entered commercial production phases. We work with many different entities and departments within PetroChina, which has allowed us to form close relationships with key personnel at multiple levels within PetroChina.

The production sharing contracts provide for an eight-member joint management committee to perform supervisory functions for each oilfield. PetroChina appoints four representatives to the joint management committee and we appoint the other four representatives. This arrangement allows us to leverage PetroChina’s local knowledge, technical abilities and other strengths. Many of our senior managers and staff members worked for PetroChina before joining our company. We believe our strong relationship with PetroChina is one of the key assets that will contribute to the future growth of our company, and we are well-positioned to further develop our working relationship with PetroChina in current and future projects.

Strong management team with international experience and local knowledge

We believe the extensive experience of our management team in developing and operating oilfields in China distinguishes us from other independent oil producers. Our management team has built an extensive network of relationships within the industry both inside and outside of China. Our management team consists of domestically and internationally trained oil and gas professionals, some of whom have worked with established oil and gas companies such as PetroChina, Texaco and ARCO. The international experience and local knowledge of our management team has enhanced our ability to obtain financing, to communicate effectively with PetroChina and our subcontractors and to stay in the forefront of technological advances in our industry. Our chairman Ruilin Zhang has more than 20 years of experience in the oil industry in China. We have also engaged international specialists and consulting firms to advise our management team on key operational and management areas, such as Mercer on employment compensation, Ryder Scott on reserve estimation, ENSR International on environmental evaluation, Aon-COFCO on insurance policy and Protiviti on internal control, to help us adopt international best practices. We are able to leverage the local knowledge and international experience of our management team to facilitate our growth and expansion effectively.

Our Strategies

We believe we can maintain our competitiveness and growth by implementing the following strategies:

Increase production through the development of proved undeveloped reserves

We plan to increase production and meet the growing demand for oil in China. As of December 31, 2009, the total net proved undeveloped reserves within the contract areas of Daan and Moliqing totaled an estimated 9.8 million barrels and 1.9 million barrels of crude oil, respectively. We are continually expanding our operations by drilling more wells in the oilfields we operate, which we believe will substantially increase our net production of crude oil over the next few years. As of December 31, 2009, 37.9% of our net proved reserves were classified as undeveloped, which means we have the opportunity to achieve substantial production growth even without the discovery of new reserves. We plan to improve our production yield through continued use of water injection at existing wells and monitoring and balancing the injectors to improve water sweeping efficiencies. As of December 31, 2009, we have installed a total of 255 injectors at our three oilfields. In order to implement our expansion strategy, we plan to spend approximately RMB807 million ($118.2 million) and RMB1,033 million ($151.3 million) in 2010 and 2011, respectively, to develop our net proved undeveloped reserves as well as our probable and possible reserves.

Increase our net reserves and net production by securing new production sharing contracts and acquiring existing production sharing contracts in China

We believe we are in an advantageous position to secure new production sharing contracts due to our strong technical expertise, operating track record, established relationship with PetroChina and access to capital. We intend to leverage our relationship with PetroChina to secure future production sharing contracts with PetroChina, subject to the commercial attractiveness and feasibility of the available projects. We also believe we have the opportunity to selectively acquire existing production sharing contracts from other independent oil producers in China that may be capital-constrained or that lack sufficient technical ability and expertise to successfully develop their areas under contracts. We examine factors such as the following when evaluating production sharing contracts: (i) the stage of development; (ii) the amount of additional reserves that could be obtained by investing more capital and using new technology; (iii) risk profile; and (iv) the expected return for our shareholders. In April 2010, we signed two memoranda of understanding with Qianyuan Oil & Gas Exploration Company and Songyuan Ningjiang District Oil Exploration Company, both of which are oil and gas development companies based in Songyuan, Jilin Province, to acquire the participating interests they hold in their respective production sharing contracts with PetroChina, which cover oil properties located in Jilin oilfield. We believe our proven track record in developing and operating low-permeability oilfields, which represent approximately 31% of China’s overall oil reserves, may help us secure new production sharing contracts or acquire existing production sharing contracts in China. After acquiring a new oilfield, we seek to add value by lowering the operating costs and improving the operating efficiency of the oilfield.

Continue to improve operational efficiency through the application of advanced technologies

We will continue to apply advanced drilling and production technologies to specific reservoirs in an efficient manner. Our technical capabilities enable us to employ advanced drilling and production technologies, and adapt and improve those technologies for our specific requirements in the following major areas:

•	continue to efficiently and effectively develop reserves within contract areas, compile development databases and build accurate reserve models;

•	continue to increase production and reserves through conducting geological studies and analysis of drilling pattern and well density; and

•	optimize production from marginal oilfields through techniques such as multi-layer fracturing and water injection, even in areas of low permeability.

Application of the technologies to our operations in China has enabled us to expand the scope of our exploitation activities, increase development and production efficiencies, and reduce costs. We plan to continue to invest in advanced technology, and we believe the combination of our engineers’ skills and experience and our focus on advanced technology applications distinguishes us from many of our competitors.

Selectively expand into emerging markets outside of China

We plan to explore new investment opportunities in Asia and globally in order to further expand the scale of our operations and increase our asset base and profits, with a particular focus on emerging markets in Southeast and Central Asia. We plan to pursue new opportunities based on certain criteria, including our ability to acquire operatorship of new oilfields in the late exploratory or early development phase in the near term and oil producing assets with certain targeted scalability and to achieve expected return for our shareholders. In addition to onshore oilfields, we will also pursue opportunities to operate and manage oilfields located in shallow water areas through the acquisition of shallow water assets or entering into joint ventures or partnerships with oilfield operators. We believe we can use our experience of successfully developing and operating low permeability oilfields under difficult conditions to screen potential projects and obtain new projects. We expect to undertake these activities in the form of acquisitions, joint ventures and strategic alliances, with the goal of stable, long-term and attractive returns for our shareholders.

Historical Reserve Disclosures

The following table sets forth our net proved reserve data as of December 31, 2007 and 2008 recorded based on the old SEC reserve rules.

	As of December 31,
	2007	2008
	(In thousands of barrels)

Total developed	13,303	17,374
Daan oilfield	11,944	15,245
Moliqing oilfield	1,188	2,129
Miao 3 oilfield	171	—(1)
Total undeveloped	22,005	9,583
Daan oilfield	18,406	6,671
Moliqing oilfield	3,599	2,912
Miao 3 oilfield	—	—

Total developed and undeveloped	35,308	26,957	(2)

(1)	Under the old SEC reserve rules, we assess our net proved reserves based on the market price of crude oil on the last day of the year. There were no net proved reserves at the Miao 3 oilfield as of December 31, 2008 due to the low year-end price of crude oil.

(2)	For a discussion on the decrease in our net proved reserves in 2008, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations — Uncertainty of Reserve Estimates.”

New SEC Reserve Disclosures

In December 2008, the SEC announced that it had approved revisions designed to modernize the oil and gas company reserve reporting requirements. The most significant amendments to the requirements included the following:

•	Economic producibility of reserves and discounted cash flows are now based on a 12-month unweighted average commodity price unless contractual arrangements designate the price to be used.

•	Probable and possible reserves may be disclosed separately on a voluntary basis.

•	Reserves may be classified as proved undeveloped if there is a high degree of confidence that the quantities will be recovered and they are scheduled to be drilled within the next five years, unless the specific circumstances justify a longer time.

•	Reserves may be estimated through the use of reliable technology in addition to flow tests and production history.

•	Additional disclosure is required regarding the qualifications of the chief technical person who oversees the reserves estimation process. We are also required to provide a general discussion of our internal controls used to assure the objectivity of the reserves estimate.

•	Reserves in foreign countries or continents must be presented separately if they represent more than 15% of our total oil and gas proved reserves.

•	The definition of oil and gas producing activities has expanded and focuses on the marketable product rather than the method of extraction.

We adopted the new SEC reserve rules on January 1, 2010, and the new SEC reserve rules are applicable to our reserve disclosures as of and for the year ended December 31, 2009. It is not practicable to estimate the impact of the adoption of the SEC’s new reserve rules due to operational and technical challenges associated with calculating the cumulative effect of the adoption by preparing reserve reports under both the old and new reserve rules.

The following table sets forth our net reserve data as of December 31, 2009 under the new SEC reserve rules.

Net Reserves:	As of December 31, 2009
(In thousands of barrels)

Total proved developed	19,195
Daan oilfield	15,164
Moliqing oilfield	3,773
Miao 3 oilfield	258
Total proved undeveloped	11,699
Daan oilfield	9,824
Moliqing oilfield	1,875
Miao 3 oilfield	0
Total proved	30,894
Total probable developed	7,059
Total probable undeveloped	17,047
Total probable	24,107
Total possible developed	4,784
Total possible undeveloped	6,376
Total possible	11,161

All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one or two principal classifications, either proved or unproved. Unproved reserves are those less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recovery.

Proved reserves are those quantities of oil which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Possible reserves are those additional reserves which are less certain to be recovered than probable reserves and thus the probability of achieving or exceeding the proved plus probable plus possible reserves is low. Proved, probable and possible reserves are estimated using a deterministic method and presented as incremental quantities. The deterministic method is a common method of estimating reserves that uses a single value for each parameter (from the geoscience, engineering or economic data) in the reserves calculation for the reserves estimation procedure. Discrete quantities of reserves are assigned separately as proved, probable or possible based on their individual level of uncertainty. Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserve categories. Furthermore, the reserves quantities attributable to the different reserve categories have not been adjusted to reflect these varying degrees of risks associated with them and thus are not comparable.

Reserve estimates will generally be revised as additional geological or engineering data become available or as economic conditions change. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. The reserve information are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered and, if recovered, the revenues from the reserves and the actual costs related to the reserves could be more or less than the estimated amounts.

Internal Controls Over Reserves Estimates

Our policies regarding internal controls over the recording of reserves estimates require reserves to be in compliance with the SEC definitions and guidance. We prepare year-to-year reconciliation of our reserve data in compliance with the reporting requirements of SFAS 69 and analyze additions due to extensions, enhanced recovery and revisions. Reserve movement among different categories is also analyzed.

Responsibility for compliance in reserves bookings is delegated to our reserve and long-term planning department and requires qualified geologists and engineers in our Beijing office to review all data used for internal reserves estimates for our different oilfields. We currently engage Ryder Scott, a third-party petroleum consulting firm, to prepare our reserve estimates for recording. These reserves estimates are reviewed and approved by regional management and senior engineering staff with final approval by Mr. Forrest Dietrich, a professional engineer and a member of the Society of Petroleum Engineers, and certain members of senior management.

Mr. Dietrich is primarily responsible for overseeing the preparation of our reserves estimates. Mr. Dietrich joined our company in January 2002 and has over 35 years of experience in the oil and gas industry. Mr. Dietrich reports directly to our chief executive officer Mr. Ruilin Zhang. See “Management — Directors and Executive Officers” for more information.

For reserve data security in addition to the data stored on Ryder Scott’s servers, we have internal servers located in both our Beijing and Songyuan offices to store our accounting and reserve data content, to provide back-up data support and to avoid system error or failure due to a sudden and significant increase in traffic or a bottleneck in inter-provincial network connections.

Technologies Used in Reserves Estimation

The new SEC reserve rules expanded the technologies that a company can use to establish reserves. The SEC now allows use of techniques that have been proved effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation. We used a combination of production and pressure performance, wireline wellbore measurements, simulation studies, offset analogies, seismic data and interpretation, wireline formation tests, geophysical logs and core data to calculate our reserves estimates, including the material additions to the 2009 reserves estimates.

Third-Party Reserve Report

We commissioned Ryder Scott, an independent petroleum engineering consulting firm based in the United States, to carry out an independent assessment of our oil reserves as of December 31, 2007, 2008 and 2009. Ryder Scott is an oil industry consulting firm whose primary role is to evaluate oil and gas properties in the United States and internationally and independently certifies petroleum reserve quantities. The firm issues reserve certifications used by banks and investors that help to ensure compliance with regulatory guidelines, such as those of the SEC. Ryder Scott has issued reports as of December 31, 2007, 2008 and 2009. The reserve reports for 2007, 2008 and 2009 included a detailed review of all of our oilfields, which are the Daan, Moliqing and Miao 3 oilfields.

Mr. Don Griffin and Mr. Howard Lam at Ryder Scott are primarily responsible for reviewing and approving our reserves information, and each of them is a technical engineer and has received professional accreditation from the practicing jurisdiction, Texas Board of Professional Engineers (Don Griffin) and

Association of Professional Engineers and Geoscience of Alberta (Howard Lam). Neither Ryder Scott nor any of its employees has any interest in our oil properties, and none of the compensation of Ryder Scott employees that performed the work is contingent on the estimation of reserves for the properties that were reviewed.

Proved Undeveloped Reserves

As of December 31, 2009, we had total net proved undeveloped reserves totaling 11.7 million barrels, an increase of 2.1 million barrels from 9.6 million barrels as of December 31, 2008. As of December 31, 2009, the Daan oilfield’s net proved undeveloped reserves totaled 9.8 million barrels, an increase of 3.1 million barrels from 6.7 million barrels as of December 31, 2008. As of December 31, 2009, the Moliqing oilfield’s net proved undeveloped reserves totaled 1.9 million barrels, a decrease of 1.0 million barrels from 2.9 million barrels as of December 31, 2008. As of December 31, 2008 and 2009, the Miao 3 oilfield had no net proved undeveloped reserves.

In 2009, we drilled 151 gross new wells and 109 net new wells at the Daan oilfield, and 20 gross new wells and 14 net new wells at the Moiling oilfield at a net cost of $60.1 million and $22.2 million, respectively. As a result of these drilling activities, during 2009, approximately 4.3 million barrels were converted from proved undeveloped reserves into proved developed reserves, or approximately 2.1 million barrels for Daan and 2.2 million barrels for Moliqing. These additions exceeded the 2.8 million barrels of net production at these oilfields in 2009. Taking into account these conversions to net proved developed reserves, the additions to our proved undeveloped reserves in 2009 for the Daan and Moliqing oilfields were 5.3 million barrels and 1.1 million barrels, respectively, of which 3.7 million barrels were from extensions, 2.3 million barrels were from improved recovery and 0.4 million barrels were from revisions primarily due to increased oil prices offset in part by lower performance factors.

As of December 31, 2009, all of our proved undeveloped reserves were located on the Daan and Moliqing oilfields, where development has been steady with ongoing large-scale expansion since 2005. The rolling development plan as implemented on these two oilfields has ensured timely development of reserves, and no reserve within these oilfields has been classified as having proved undeveloped reserves for more than five years.

All proved undeveloped reserve drilling locations are scheduled to be drilled prior to the end of 2014. Initial production from these proved undeveloped reserves is expected to begin in 2010.

We do not have any proved undeveloped reserves associated with a discovery that has been booked for longer than five years.

Delivery Commitments

We and PetroChina jointly determine the amount of crude oil to be produced in an oil production plan adopted by the joint management committee during the annual meetings, and the oilfields are required to deliver the amount of crude oil produced to PetroChina as stipulated in plan. Under the production sharing contracts, the parties may agree to separately dispose of their respective shares of the crude oil produced. As of the date hereof, we have delivered all of the oil we produced to PetroChina. The production sharing contracts for the Daan, Moliqing and Miao 3 oilfields will expire in 2024, 2028 and 2028, respectively. See “— Sales and Marketing” for more information regarding our sales and delivery procedures under the contracts.

Oilfields

The following table sets forth a brief summary of the status of our oilfields as of December 31, 2009.

Status	Daan	Moliqing	Miao 3

Date of production sharing contract	December 16, 1997 (modified on October 25, 2000 and December 20, 2001)	September 25, 1998 (modified on October 25, 2000 and December 20, 2001)	December 16, 1997 (modified on October 25, 2000 and December 20, 2001)
Term	30 years	30 years	30 years
Date of commencement of implementation	March 1, 1998	February 1, 1999	March 1, 1998
Status	Entered commercial production phase on January 1, 2005	Entered commercial production phase on December 1, 2008	Entered commercial production phase on October 1, 2008
Year of termination	2024	2028	2028
Total area	253.0 km2 (62,517.6 acres)	71.5 km2 (17,668.0 acres)	81.0 km2 (20,015.5 acres)
Gross developed acreage	18,239 acres	2,405 acres	1,024 acres
Total costs incurred for pilot-test and development, including related operating costs	RMB3,251.1 million ($476.3 million)	RMB1,084.3 million ($158.9 million)	RMB224.2 million ($32.8 million)
Gross productive well count	1,178	113	92
Depletion rate(1)	26.0%	22.8%	44.8%

(1)	Calculated based on accumulated net production divided by the sum of accumulated net production and net proved reserves.

We operate two central collection stations, equipped with state-of-the-art filtration, distribution and storage systems. Oil collected from our oilfields is filtered and transported by pipe or tanker truck to central storage tanks, and then piped to PetroChina’s local collection stations.

Daan

The Daan oilfield holds our largest net proved reserves and is currently our largest crude oil production area. Situated in Daan, Jilin Province and near the center of the Songliao Basin, the Daan oilfield entered into the commercial production phase of the production sharing contract on January 1, 2005 and has historically been our most productive oilfield, contributing approximately 81.8%, 79.4% and 78.6% of our annual total crude oil production in 2007, 2008 and 2009, respectively.

The Daan oilfield extends over an area of approximately 253.0 square kilometers. As of December 31, 2009, we operated 1,153 gross productive wells and were in the process of drilling and completing 58 gross wells in the Daan oilfield. As of December 31, 2009, our net proved developed crude oil reserves in the Daan oilfield totaled an estimated 15.2 million barrels, representing 79.0% of our total net proved developed reserves. As of December 31, 2009, our net proved undeveloped reserves in the Daan oilfield totaled an estimated 9.8 million barrels, representing 84.0% of our total net proved undeveloped reserves. As of December 31, 2009, net probable and possible reserves were 16.9 million barrels and 9.0 million barrels, respectively, or 70.1% and 71.8%, respectively, of our total net probable and possible reserves. For 2008 and 2009, our net production in the Daan oilfield averaged 6,492 barrels and 6,000 barrels, respectively, of crude oil per day, representing approximately 79.4% and 78.6%, respectively, of our total daily crude oil production.

As of December 31, 2009, the crude oil proved reserve-to-production ratio at the Daan oilfield was 11.4 years. The crude oil produced in the Daan oilfield is of high quality with gravity ranging from 34° to 38° API and has low sulfur content. In 2009, the crude oil produced in the Daan oilfield had an average water cut of 17.0%.

At the Daan oilfield, oil is produced from Creataceous Age, non-marine sands of the Fuyang formation with an average proved area net pay thickness of 13.3 meters composed of several individual layers that vary from near zero to over 12 meters in thickness. The reservoir is contained within an anticlinal feature that plunges from north to south with depths from 1,800 to 2,200 meters, average porosity of 11.8% and average permeability of 1.4 millidarcies. Virtually all wells require stimulation by hydraulic fracturing with initial production rates ranging from 12.7 to 41.0 barrels per day with a trend for the better rates to occur in the shallower, southern end of the field. In 2009, our average lifting costs in the Daan oilfield amounted to $6.21 per barrel, compared to $4.23 per barrel in 2008. Our planned capital expenditures for the Daan oilfield for 2010 and 2011 as disclosed in our reserve report are expected to be $62.0 million and $110.7 million.

We have adopted waterflooding at the Daan oilfield since the end of 2004. We plan to expand the waterflood areas at the Daan oilfield to include every productive well location in the field where physical and economic circumstances permit. As of December 31, 2009, the developed waterflood area contains 216 injectors and 754 producers. The current practice is to implement the injectors either concurrent with or prior to installing producers. As such, we can achieve favorable ratios of injection to withdrawal volumes and maintain reservoir pressures without disrupting production. Injectors are carefully managed, using surface controls, to inject appropriate amounts to optimize waterflood performance. According to the Ryder Scott reserve report, as of December 31, 2009, estimated technical, full-life recovery factors for net proved reserves ranged from 4.8% for primary recoveries to 11.8% for secondary recovery in waterflood areas, averaging 9.9%. Estimated technical, full-life recovery factors for net probable and possible reserves in waterflood areas averaged 13.0% and 15.9%, respectively, as of December 31, 2009.

As of December 31, 2009, our total gross developed acreage was 18,239 acres, which represented 41.2% of the total 44,238 acres currently planned for development and 29.1% of the total 62,620 acres within the contract area at Daan oilfield.

During the pilot-test period, we prepared an overall development plan, which included, among other things, details regarding the recoverable reserves, development well patterns, a master design, a production profile, an economic analysis and time schedule of development of the discovered oil reserves, a calculation of the maximum efficient rate determined in accordance with international oil industry practice, and an estimate of the duration of the production period. The overall development plan for the Daan oilfield was approved by PetroChina and the NDRC on December 20, 2002 and May 7, 2004, respectively, and a supplemental overall development plan for the Daan oilfield was approved by PetroChina and the NDRC on November 29, 2006 and December 6, 2007, respectively. Under a supplementary agreement we entered into with CNPC on September 25, 2008, a supplementary development plan shall be adopted upon consideration by the joint management committee and implemented after submission to PetroChina for review or record. At the joint management committee meeting held in November 2009, the committee approved a work program for the drilling of 144 gross wells in the Daan oilfield and a gross production target of 4.9 million barrels for 2010.

Moliqing

The Moliqing oilfield is situated in Yitong, Jilin Province and near the center of the Songliao Basin. The Moliqing oilfield entered into the commercial production phase of the production sharing contract on December 1, 2008. It contributed approximately 15.6%, 18.7% and 19.0% of our annual total crude oil production in 2007, 2008 and 2009, respectively.

The Moliqing oilfield extends over an area of approximately 71.5 square kilometers. As of December 31, 2009, we operated 106 gross productive wells and were in the process of drilling and completing 12 gross wells in the Moliqing oilfield. As of December 31, 2009, our net proved developed reserves in the Moliqing oilfield totaled an estimated 3.8 million barrels, representing 19.7% of our total net proved developed reserves. As of December 31, 2009, our net proved undeveloped reserves in the Moliqing oilfield totaled an estimated 1.9 million barrels, representing 16.0% of our total net proved undeveloped reserves. As of December 31, 2009, net probable and possible reserves were 7.0 million barrels and 3.0 million barrels, respectively, or 29.6% and 27.3%, respectively, of our total net probable and possible reserves. For 2008 and 2009, our net production in the Moliqing oilfield averaged 1,505 barrels and 1,453 barrels of crude oil per day, respectively, representing approximately 18.5% and 19.0%, respectively, of our total daily crude oil production. As of December 31, 2009, the crude oil proved reserve-to-production ratio at the Moliqing oilfield was 10.6 years. The crude oil produced in the Moliqing oilfield is of generally high quality with gravity ranging from 33° to 38° API and has a low sulfur content. In 2009, the crude oil produced in the Moliqing oilfield had an average water cut of 12.7%.

At the Moliqing oilfield, oil is produced from multiple, Eocene Age, non-marine sands of the Songyuan formation with an average proved area net pay thickness of 45.5 meters composed of a number of individual layers that can range from near zero up to 15 meters in thickness. The reservoir is contained within a northeast plunging graben feature that is crosscut by numerous east-west trending faults with depths from 2,200 to 2,900 meters with average porosity of 14.8% and average permeability of 10.6 millidarcies. While some wells may flow naturally initially, most wells are stimulated and rod-pumped with initial production rates ranging from 52 to 248 barrels per day. In 2009, our average lifting costs in the Moliqing oilfield amounted to $11.82 per barrel, compared to $13.26 per barrel in 2008. Our planned capital expenditures for the Moliqing oilfield for the years 2010 and 2011 as disclosed in our reserve report are expected to be $31.1 million and $40.5 million, respectively.

Initial waterflooding began at Moliqing oilfield in August of 2006 with significant expansion in 2009. We plan to expand the waterflood areas at the Moliqing oilfield to include every productive well location in the field where physical and economic circumstances permit. As of December 31, 2009, the developed waterflood area contained 15 injectors and 56 producers. According to the Ryder Scott reserve report, as of December 31, 2009, estimated technical, full-life recovery factors for net proved reserves ranged from 3.6% for primary recoveries to 11.5% for secondary recoveries, averaging 7.8%. Estimated technical, full-life recovery factors for net probable and possible reserves in waterflood areas averaged 9.6% and 11.4%, respectively, as of December 31, 2009.

As of December 31, 2009, our total gross developed acreage was 2,405 acres, which represented 29.4% of the total 8,178 acres in Moliqing oilfield currently planned for development and 13.6% of the total 17,670 acres within the contract area at Moliqing oilfield.

We operate under the overall development plan for the Moliqing oilfield, which was approved by PetroChina and the NEB on April 20, 2007 and November 3, 2008, respectively. At the joint management committee meeting held in November 2009, the committee approved a work program for the drilling of 27 gross wells in the Moliqing oilfield and a gross production target of 817,000 barrels for 2010.

Miao 3

The Miao 3 oilfield is situated in Qianguo, Jilin Province, and near the center of the Songliao Basin. The Miao 3 oilfield entered into the commercial production phase on October 1, 2008. It contributed approximately 2.2%, 1.9% and 2.4% of our annual total crude oil production for 2007, 2008, and 2009, respectively.

The Miao 3 oilfield extends over an area of approximately 81.0 square kilometers. As of December 31, 2009, we operated 77 gross productive wells and were in the process of drilling and completing 15 gross wells. in the Miao 3 oilfield. As of December 31, 2009, our net proved developed reserves in the Miao 3 oilfield totaled an estimated 0.3 million barrels. For 2009, our net production in the Miao 3 oilfield averaged 184 barrels of crude oil per day, representing approximately 2.4% of our total daily crude oil production. The crude oil produced in the Miao 3 oilfield is sweet and light with gravity ranging from 34° to 38° API and has a low sulfur content. In 2009, the crude oil produced in the Miao 3 oilfield had an average water cut of 45.0%.

At the Miao 3 oilfield, oil is produced from Creataceous Age, non-marine sands of the Fuyang formation with an average net thickness of 7.9 meters composed of several individual layers that vary from two to over five meters in thickness. The reservoir is contained within a faulted, structural/stratigraphic feature with depths from 1,200 to 1,500 meters, average porosity of 11.8% and average permeability of 1.2 millidarcies. Virtually all wells require stimulation by hydraulic fracturing with initial production rates ranging from 3.5 to 14.8 barrels per day. In 2009, our average lifting costs in the Miao 3 oilfield amounted to $25.86 per barrel, compared to $31.06 per barrel in 2008. Our planned capital expenditures to develop the existing reserves at the Miao 3 oilfield are expected to be $0.8 million and nil in 2010 and 2011, respectively, according to the Ryder Scott report dated December 31, 2009. However, based on anticipated higher oil prices and to continue with the approved overall development plan, we plan to spend $7.8 million and $11.8 million for 2010 and 2011, respectively, primarily to develop the M118 fault block area of the Miao 3 oilfield.

Waterflooding has been underway at the Miao 3 oilfield since November 2007. We plan to expand the waterflood areas at the Miao 3 oilfield to include every productive well location in the field where physical and economic circumstances permit. As of December 31, 2009, the developed waterflood area contained 11 injectors and 39 producers. According to the Ryder Scott reserve report, as of December 31, 2009, estimated technical, full-life recovery factors for net proved reserves averaged 4.3% and for net probable and possible reserves averaged 6.5% and 8.5%, respectively.

As of December 31, 2009, our total gross developed acreage was 1,024 acres, which represented 100% of the total 1,024 acres currently planned for development and 5.1% of the total 20,020 acres within the contract area at Miao 3 oilfield.

We operate under the overall development plan for the Miao 3 oilfield, which was approved by PetroChina and the NDRC on March 31, 2006 and April 29, 2007, respectively. At the joint management committee meeting held in November 2009, the committee approved a work program to drill 29 gross wells in the Miao 3 oilfield and a gross production target of 208,000 barrels for 2010.

Luojiayi

On August 28, 2000, we entered into a production sharing contract with Sinopec for exploration and development of a contract area identified as Luojiayi block 64 at the Shengli oilfield in Shandong Province. Shengli oilfield is one of the largest oil production bases in China. In 2001, we began the trial-development phase of our operations at Luojiayi and drilled a dry hole. The project has been suspended since then. In April 2005, we requested an extension from Sinopec to restart the project at Luojiayi. On September 27, 2006, we received a letter from Sinopec denying our request to restart the project and seeking to terminate the production sharing contract on the grounds that the extension period of the trial-development phase had expired and we had not met our investment commitment of at least $2 million under the production sharing contract. We believe our initial investment in the project at Luojiayi oilfield had met the required commitment amount under the production sharing contract. As of the date of this prospectus, the production sharing contract with Sinopec has not been formally terminated and the dispute has not entered any judicial proceedings. Because there has not been any further development relating to this project since 2001, we did not include any operating or reserve data relating to Luojiayi in this prospectus. See “Risk Factors — Risks Relating to our Company and our Business — Our contractual dispute with Sinopec may result in liabilities for us and negatively affect our ability to do business with Sinopec in the future.”

Production Sharing Contracts

Phases of the Production Sharing Contracts

Under the production sharing contracts with PetroChina, we conduct our oil operations in the capacity of the sole operator and one of the two foreign contractors of the oilfields. We hold a 90% participating interest in the foreign contractors’ entitlements and obligations in each of our production sharing contracts, and GOC holds the remaining 10% interest. GOC is not directly involved in the operations of the oilfields and does not vote at the meetings of the joint management committee. PetroChina holds the exploitation permits for the development and production of crude oil, issued by the PRC Ministry of Land and Resources, at the Daan, Moliqing and Miao 3 oilfields.

Each production sharing contract has a maximum term of 30 years. The commercial production phase lasts for a term of 20 consecutive years, which may be extended with the approval of the PRC government. Our production sharing contracts typically comprise three phases:

•	Pilot-test phase

The pilot-test phase commences after the date of commencement of the implementation of the production sharing contract and extends for two consecutive years, and may be further extended with the consent of PetroChina. During this phase, the foreign contractors are obliged to undertake a minimum amount of work, including drilling wells and incurring a minimum amount of expenditures. During the pilot-test phase, the foreign contractors conduct appraisal work in the oilfield in order to evaluate the commercial viability of any crude oil discovery. 80% of the oil production is allocated to the foreign contractors for the recovery of the investment costs incurred during the pilot-test phase. 20% of the oil production is allocated to PetroChina for the recovery of any pre-development costs it incurred. The unrecovered costs of the foreign contractors are carried forward and recovered from the recovery oil in succeeding years until fully recovered.

•	Development phase

Upon the end of the pilot-test phase, the foreign contractors have the option either to enter into the development phase or to terminate the production sharing contracts. The development phase begins on the date that the NDRC or NEB approves the overall development plan for an oilfield. The development plan outlines, among other things, the total cost of investment, the quantity of recoverable reserves and a schedule for the development of the reserves. It ends when the oilfield enters into commercial production. 80% of the oil production is allocated to the foreign contractors for the recovery of the development costs incurred for the development of the oilfield during the development phase. 20% of the oil production is allocated to PetroChina for the recovery of any pre-development costs it incurred. The unrecovered costs of the foreign contractors are carried forward and recovered from the recovery oil in succeeding years until fully recovered.

•	Commercial production phase

The production sharing contract enters the commercial production phase upon certain production benchmarks being met and an announcement by the joint management committee of the relevant oilfield that the commercial production phase has begun. The oil production is allocated to PetroChina and the foreign contractors for the recovery of the operating costs, the pilot-test costs that are carried over from the previous phases, and the development costs that are carried over from the previous phases and/or newly incurred during the current phase, and for profit-sharing.

The foreign contractors are entitled to share in the production of crude oil with PetroChina in accordance with the ratio agreed between PetroChina and the foreign contractors under the production sharing contracts. The table below summarizes the crude oil distribution waterfall during different phases of the production sharing contracts.

Development
Description	Pilot-test Phase	Phase	Commercial Production Phase

Payment of value-added tax and royalties	Crude oil produced during the year is first used to pay value-added tax and royalties to the PRC government

Recovery of operating costs incurred	N/A(1)	N/A(1)	A portion of any remaining crude oil is then allocated to the foreign contractors to recover 48 to 80% of the operating costs incurred, which is borne by the foreign contractors(2)

Recovery of pilot-test and development costs incurred	80% of any remaining crude oil is then used as payment in kind to recover the pilot-test costs incurred by the foreign contractors(3)	80% of any remaining crude oil is then used as payment in kind to recover the pilot-test and development costs incurred by the foreign contractors(3)	80% of any remaining crude oil is then allocated to the foreign contractors to recover the pilot-test and development costs incurred by the foreign contractors(3)

Profit-sharing	N/A	N/A	48% of any remaining crude oil is then allocated to the foreign contractors

(1)	The operating costs incurred during the pilot-test and development phases are included as part of the pilot-test costs or development costs.

(2)	Under the production sharing contracts, the foreign contractors’ share of the operating costs is determined according to the following formula:

OC	×	A × 80% + B × 48% A + B

of which:

OC	=	the total operating costs
A	=	the oil for the recovery of the pilot-test and development costs
B	=	profit-sharing oil

If both A and B are zero, the foreign contractors will bear 80% of the operating costs incurred and the unrecovered amount, if any, will be carried over to the subsequent period.

(3)	20% of the oil production is allocated to PetroChina for the recovery of any pre-development costs it incurred. The unrecovered costs of the foreign contractors are carried forward and recovered from the recovery oil in succeeding years until fully recovered.

Payment of Value-Added Tax and Royalties

Any crude oil produced during the year is first paid to the PRC authorities as value-added tax and royalties. The value-added tax rate payable to the PRC government is 5% of annual gross production.

PetroChina and the foreign contractors are also required to pay royalties to the PRC government based on the gross production of each oilfield covered by the production sharing contracts. The royalties payable each year vary from 0.0% to 12.5% of annual crude oil production based on the level of production for a particular oilfield. The following table describes the royalty rates payable at various annual gross crude oil production levels.

Annual Gross Oil Production	Royalty Rate

Less than 0.5 million tons	0.0%
0.5 to 1.0 million tons	2.0%
1.0 to 1.5 million tons	4.0%
1.5 to 2.0 million tons	6.0%
2.0 to 3.0 million tons	8.0%
3.0 to 4.0 million tons	10.0%
More than 4.0 million tons	12.5%

Royalties paid to the PRC government amounted to nil, RMB2.6 million and RMB4.3 million ($0.6 million) in 2007, 2008 and 2009, respectively, as our annual gross oil production at the Daan oilfield exceeded 0.5 million tons. We have not made any royalty payment for our crude oil production at the Moliqing and Miao 3 oilfields as annual production at these two oilfields did not exceed 0.5 million tons. Because the value-added tax and royalties are already excluded from our gross production, such amounts are not included in our accounting records.

Cost Recovery Oil and Profit-Sharing Oil

Under our production sharing contracts, production of crude oil is allocated among the foreign contractors and PetroChina during the commercial production phase, after deducting value-added tax and royalties, as follows:

•	Cost recovery oil. We define “cost recovery oil” as the oil to be allocated to PetroChina and the foreign contractors for the recovery of the operating costs and pilot-test and development costs. Cost recovery oil is payable until all costs incurred by the foreign contractors have been fully recovered.

PetroChina and the foreign contractors each bear a part of the operating costs. In any period in which the foreign contractors have not fully recovered their pilot-test and development costs (including any supplemental development costs) for such period and any prior periods, the operating costs are borne 20% by PetroChina and 80% by the foreign contractors. Conversely, in any period in which the foreign contractors have fully recovered their pilot-test and development costs for such period and any prior periods, the operating costs are borne 52% by PetroChina and 48% by the foreign contractors. Therefore, in a given period during the commercial production phase, operating costs are borne by the foreign contractors in the range of 48% to 80%.

After the recovery of the operating costs incurred, the foreign contractors are also entitled to recover all of their pilot-test and development costs incurred for development of the oilfields. As long as these costs have not yet been fully recovered by the foreign contractors, the foreign contractors are entitled to 80% of the remaining oil as payment in kind for these costs while PetroChina is entitled to the remaining 20%.

•	Profit-sharing oil. After the full recovery of the operating costs and the pilot-test and development costs incurred by the foreign contractors, the remaining crude oil is allocated between PetroChina and the foreign contractors. PetroChina and the foreign contractors are entitled to 52% and 48% of the allocable remaining oil, respectively. We call the remaining crude oil the “profit-sharing” oil.

Management and Operations

The production sharing contracts provide for a joint management committee to perform supervisory functions for each oilfield. Currently, there are eight members on the joint management committee, PetroChina may appoint four representatives while the foreign contractors together may appoint the other four representatives. The chairman of the joint management committee is the chief representative designated by PetroChina, whereas the vice chairman is the chief representative designed by the foreign contractors. GOC, as a passive foreign contractor, has not voted in the meetings. The joint management committee meets at least twice a year and has the authority to, among other things, review and approve operational and budgetary plans, review and adopt the overall development plan and any supplemental overall development plan, review and examine matters required to be submitted to the relevant PRC authorities, and approve significant procurements, expenditures and insurance coverage.

We have been designated as the operator for each of the oilfields under the production sharing contracts. The obligations of the operator include the following:

•	applying the appropriate technology and managerial experience to perform the oil operations reasonably, economically and efficiently in accordance with sound international practice;

•	preparing and carrying out work programs and budgets;

•	procuring equipment and supplies and subcontracting services related to the oil operations;

•	preparing, budgeting and executing annual personnel training programs; and

•	maintaining complete and accurate accounting records of all costs and expenditures of the oil operations and keeping the accounting books secure and in good order.

As the operator, we are solely responsible for carrying out the daily operations of the oilfields. We are also responsible for determining and executing operational and budgetary plans and all routine operational matters.

After we have fully recovered our pilot-test and development costs stipulated to be expended by the overall development plan, PetroChina has the right under the production sharing contracts to take over the operations of the oilfields at its sole discretion. In the event PetroChina takes over the operations at any of the three oilfields, we will remain entitled to our allocation of the operating portion of the cost recovery oil and the profit-sharing oil for the remaining term of the relevant production sharing contract and continue to participate on the joint management committee. However, we will not be able to invest in additional capital expenditures to generate more production and revenue.

Ownership of Assets and Data

PetroChina owns all data, records, samples, vouchers and other original data obtained by the foreign contractors in the course of performing the oil operations. After the earlier of (i) full recovery by the foreign contractors of their development costs or (ii) expiration of the production sharing contracts, PetroChina shall own all the assets purchased, installed and constructed under the production sharing contracts in accordance with the laws and regulations of the PRC, prior to which PetroChina and we jointly control the assets and the ownership of the assets is not explicitly defined in the production sharing contracts. Neither PetroChina nor we can dispose of assets at its or our sole discretion during the period the assets are under our joint control.

Abandonment of Production from the Oilfields

During the commercial production stage, production from a contract area may be abandoned due to the lack of economic feasibility. Pursuant to the production sharing contracts, if any party to the production sharing contracts plans to abandon production from the contract area, it must give prior written notice to the other party or parties. If the other party or parties agree to abandon production from the contract area, all parties shall pay abandonment costs in proportion to their respective percentage of participating interests in the contract area. Upon service of notice by the foreign contractors, if PetroChina decides not to abandon production, all of the foreign contractors’ rights and obligations under the production sharing contract in respect of the contract area, including the obligation to pay abandonment costs, shall terminate automatically.

For details of the applicable laws and regulations governing production sharing contracts in the PRC, please see “Regulation — Regulatory Framework for Sino-Foreign Cooperation in the Exploitation of Onshore Petroleum Resources” in this prospectus.

Production and Drilling Data

Average Daily Production

The following table shows our average daily net crude oil production in 2007, 2008 and 2009.

	For the Year Ended December 31,
	2007	2008	2009
	(In barrels)

Daan oilfield	5,295	6,492	6,000
Moliqing oilfield	1,003	1,505	1,453
Miao 3 oilfield	141	153	184
Total average daily net production	6,439	8,150	7,637

Production Costs

The following table sets forth our average sales price per barrel of crude oil and lifting costs per barrel of crude oil in 2007, 2008 and 2009.

	For the Year Ended December 31,
	2007	2008	2009

Average realized price of crude oil sold ($ per barrel)	69.00	104.78	58.58
Daan oilfield	68.5	105.66	59.05
Moliqing oilfield	71.31	101.51	56.83
Miao 3 oilfield	70.43	102.03	56.57
Lifting costs ($ per barrel)	7.24	6.52	7.69
Daan oilfield	5.44	4.23	6.21
Moliqing oilfield	13.70	13.26	11.82
Miao 3 oilfield(1)	26.52	31.06	25.86

(1)	Miao 3 oilfield has higher lifting costs than the other two oilfields because it is in the early stage of development with higher fixed cost per unit of production.

Productive Wells

The following table sets forth the number of our gross and net productive wells as of December 31, 2009.

	As of December 31, 2009
	Daan	Moliqing	Miao 3
	Oilfield	Oilfield	Oilfield	Total

Gross productive wells	1,178	113	92	1,383
Net productive wells(1)	848	81	66	995

(1)	Calculated based on a 72% interest in the gross productive wells. The 72% interest is derived from our 90% participating interest in the foreign contractors’ 80% entitlement under the production sharing contracts.

Development Wells

The following table sets forth the number of our gross and net development wells drilled in 2007, 2008 and 2009.

	For the Year Ended December 31, 2007
	Daan	Moliqing	Miao 3
	Oilfield	Oilfield	Oilfield	Total

Gross development wells drilled	157	26	9	192
Successful	156	26	9	191
Dry	1	0	0	1
Net development wells drilled(1)	113	19	6	138
Successful	112	19	6	137
Dry	1	0	0	1

	For the Year Ended December 31, 2008
	Daan	Moliqing	Miao 3
	Oilfield	Oilfield	Oilfield	Total

Gross development wells drilled	316	45	28	389
Successful	316	45	28	389
Dry	0	0	0	0
Net development wells drilled(1)	228	32	20	280
Successful	228	32	20	280
Dry	0	0	0	0

	For the Year Ended December 31, 2009
	Daan	Moliqing	Miao 3
	Oilfield	Oilfield	Oilfield	Total

Gross development wells drilled	151	20	18	189
Successful	151	19	18	188
Dry	0	1	0	1
Net development wells drilled(1)	109	14	13	136
Successful	109	13	13	135
Dry	0	1	0	1

(1)	Calculated based on a 72% interest in the gross development wells. The 72% interest is derived from our 90% participating interest in the foreign contractors’ 80% entitlement under the production sharing contracts.

Developed and Undeveloped Oil Acreage

The following table sets forth our developed and undeveloped oil acreage as of December 31, 2009.

	As of December 31, 2009
	Daan	Moliqing	Miao 3
	Oilfield	Oilfield	Oilfield	Total
	(Acres)

Gross developed acreage	18,239	2,405	1,024	21,668
Gross undeveloped acreage	44,279	15,263	18,983	78,527
Net developed acreage(1)	13,132	1,732	737	15,601
Net undeveloped acreage(1)	31,881	10,989	13,668	56,538
Percentage of gross developed acreage to gross undeveloped acreage	41.2%	15.8%	5.4%	27.6%

(1)	Calculated based on a 72% interest in the gross oil acreage. The 72% interest is derived from our 90% participating interest in the foreign contractors’ 80% entitlement under the production sharing contracts.

Our Procurement Process

We outsource a variety of oil operations work to third parties, including oil rig supply, well drilling services, fracturing and perforating services, well maintenance services, well logging services, oil tanker transportation services and reservoir studies. We typically procure independent third party service providers through invitations or a bidding process. We usually use an open bidding process for drilling, well logging, well repair services and other projects that exceed RMB500,000 ($73,250) in expected expenditures. We consider cost, work quality, track record and proposed delivery schedule in our selection process and seek to balance our cost considerations and desire for work quality. We also conduct detailed due diligence on the service providers such as reviewing their qualifications and track record. The joint management committee also has the right to approve our independent third party service providers. For well-drilling services and fracturing and perforating services, we usually enter into a one-year minimum work commitment. These contracts cover both the supply of the drilling materials and the drilling work. A service provider’s fees are usually paid in installments according to the progress of the work it is engaged to perform. Consistent with market practice, we also make prepayments to certain service providers prior to the provision of services. We closely manage services provided by contractors and exercise extensive control over their performance, including their costs, schedule and quality of service. Our technicians are responsible for supervising the day-to-day drilling work to ensure compliance with relevant rules and regulations, and have regular meetings with the service providers and conducting on-site inspection.

We purchase equipment and drilling materials from third party suppliers. We award contracts for equipment and materials that exceed RMB1 million in expected expenditures to the winning bidder in a formal competitive bidding process. We also select vendors through invitations. Our procurement department makes assessment of equipment and materials based on price, quality, track record and delivery time to ensure the selection of the most appropriate vendor. We conduct due diligence on our vendors and manage the contract performance of our vendors with the same amount of scrutiny we use for our service providers. Consistent with market practice, we make prepayments to certain vendors prior to the delivery of equipment or materials.

We have experienced cases in the past where third party suppliers to which we had already made prepayments failed to deliver equipment or provide services. We no longer use these third party suppliers. Since those occurrences, we have improved our credit risk management in an effort to reduce our exposure to our suppliers’ credit risks by regularly reviewing the credit profiles of our suppliers. We manage credit risk by designating preferred suppliers based on past experience, identifying and assessing risks faced by our suppliers and continuously monitoring the performance of our suppliers during the period of their engagement. Our improved credit risk management practices provide us with a better understanding of our suppliers and the markets in which they operate, and allows us to react quickly to volatile markets and our suppliers’ changing credit profile.

Sales and Marketing

In 2007, 2008 and 2009, PetroChina was our sole customer and accounted for all of our revenues.

Microbes entered into a sales contract with China National Petroleum Sales Corporation on December 28, 2000, supplemented by a memorandum dated March 5, 2004 to transfer the contractual rights from Microbes to MIE and from CNPC to PetroChina, respectively. We and the other foreign contractor agreed to sell, and PetroChina agreed to buy, the foreign contractors’ share of the crude oil produced from the oilfields during the lifespan of the production sharing contracts. Notwithstanding the above, the sales contract provides that the foreign contractors may export their share of crude oil to overseas purchasers and that PetroChina shall provide necessary assistance to that end. The foreign contractors transport all the crude oil produced from the oilfields through their pipelines or by trucks to the delivery points designated by PetroChina, The foreign contractors bear the transportation costs of their own crude oil entitlement, which is RMB52 per ton ($1.03 per barrel) as stipulated in the sales contract. The crude oil enters PetroChina’s pipeline system once the parties have agreed on the quality of the oil delivered.

The price we receive for crude oil delivered by us to PetroChina is determined each month in accordance with the price of Daqing crude oil at Dalian Harbor, Liaoning Province, published in Platts Oilgram, for the previous calendar month. Such price is then subtracted by a total fee for oil transportation of RMB52 per ton ($1.03 per barrel) in the sales contract. The fee for oil transportation and sales is inclusive of all freight charges after the crude oil enters into PetroChina’s pipeline system, any loss, and any other fees imposed by any organization or governmental authority (except value-added taxes and royalties).

A crude oil allocation report, prepared according to instructions of the joint management committee, is provided to PetroChina each month. We then issue an invoice to PetroChina within five days after the end of each month. The invoice amount equals the product of the crude oil price and the metered volume of crude oil attributable to the foreign contractors for the month after deducing value-added taxes and royalties. We receive cash payment from PetroChina for our proportion of the crude oil (less the amount of crude oil representing the foreign contractors’ share of value-added tax and royalties payable by PetroChina to the relevant PRC governmental authorities on our behalf as consideration in kind). Within 20 days after receipt of our invoice, PetroChina typically pays to us the invoiced amount by wire transfer, and we shall thereafter pay to GOC its net entitlement under the production sharing contracts, which equals 10% of the foreign contractors’ entitlement under the production sharing contracts after deducting investment costs and expenses borne by GOC.

Properties

We have offices in Beijing, Jilin Province and Houston Texas. We registered a branch office in Songyuan, Jilin Province. We own one collection station and one transferring station in the Daan oilfield, one collection station in the Moliqing oilfield, several dormitories to house our employees and numerous production and injection facilities throughout the oilfields. As of December 31, 2009, we occupied, used or leased the following properties:

	Area	Uses	Status

Permanent use	37,060 square meters (land-use rights under our name) and 607,232 square meters (land-use rights under PetroChina)	Production and injection facilities, dormitories and collection stations	These parcels of land have been allocated to us or to PetroChina by the Ministry of Land and Resources.

	Area	Uses	Status

Temporary use	1,586,658 square meters	Development facilities	These parcels of land include (i) land that may be reclaimed and returned to its former owner after the completion of the temporary use, and (ii) land for which PetroChina has applied for permanent use, but has not obtained the relevant government approvals other than that of county-level land administrative department.

Construction	23 buildings with an aggregate area of approximately 39,936 square meters	Facilities, offices and dormitories	The buildings are constructed according to the overall development plans and their implementation plans were approved by the NDRC or the NEB in consultation with other relevant government authorities, including the Ministry of Land and Resources.

Leases	3 properties with an aggregate area of approximately 2,797 square meters	Offices and dormitories in Beijing, Songyuan and Houston	These leased properties are not critical to our operations. If we were required to vacate these leased premises, we believe we would be able to relocate to alternative premises without materially affecting our operations.

Competition

We are the sole operator of the three oilfields at Daan, Moliqing and Miao 3 through contractual arrangements with PetroChina. We do not compete with other operators in our contract areas. However, we encounter competition when we seek to acquire new properties, secure additional production sharing contracts with state-owned oil and gas companies or hire trained personnel. We may face competition from both existing players and new emerging players for the contractual right to cooperate with PetroChina and Sinopec, which are the only entities permitted to cooperate with foreign companies in onshore crude oil and natural gas exploration and production in the PRC, and for the development and production of oil resources in the PRC. Some of the competitors include ROC Oil, Central Asia Oil, Bright Oceans and Ivanhoe Energy. Factors that could affect our competitiveness may include, among others, technical capability, financial resources, experience and track record, and our relationship with PetroChina and Sinopec.

We also intend to acquire oil properties outside the PRC and may face competitors who are able to pay more for productive oil properties and exploratory prospects. Our ability to acquire additional prospects in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a competitive environment. In addition, the upstream oil industry is capital-intensive and requires specialized industry or market knowledge.

Development of Technology and Know-How

We believe our strong commitment to developing our technology and know-how has been one of the factors in our success. The industry in which we operate is characterized by rapid development in oil exploration, development and production techniques. We have focused our efforts in the following major areas:

•	efficiently and effectively developing new reserves within contract areas, compiling development databases and building accurate reserve models. We have used new techniques to increase the amount of oil that can be recovered in our contract areas, such as core sampling and two- dimensional and three-dimensional seismic studies. During the planning and development of the low permeability reservoirs in these contract areas, we have reviewed, reprocessed and reinterpreted seismic data with the assistance of Chinese and international consultants such as Ultrado Technology Development Inc. and Weinman Geophysical Services Inc.

•	increasing production and reserves through conducting geological studies and analysis of drilling pattern and well density. We have conducted geological studies, including analysis and interpretation of core and well log data, and developed integrated core and wireline log petrophysical models to improve our understanding of reservoir properties and to help us define and quantify in-place and moveable oil volumes. These measures allow us to conduct more precise drilling and increase our chance of developing productive wells.

•	optimizing production from marginal oilfields through techniques such as multi-layer fracturing and water injection, even in areas of low permeability. To enhance recovery of oil, we have installed injectors for waterflooding. As of December 31, 2008 and 2009, we had installed a total of 218 and 255 injectors, respectively, at our three oilfields.

Our efforts to develop technology and know-how are led by our senior management team. Several members of our management regularly participate in international conferences and conduct collaborative research projects to keep current with the latest developments in the oil industry. In particular, members of our management have made technical presentations concerning our development success and methods at numerous international conferences for experts in this field.

In addition, we have developed a customized database for collecting information from on-site operations that allows for sharing of data between software systems to ensure consistency and timeliness of data. We have licensed and use a range of software products that provide advanced tools for technical and economic analysis of development and production projects. Such tools include Halliburton Discoverytm Geoscience Interpretation suite, Schlumberger Oil Field Manager for production surveillance, analysis and forecasting, and TRC Consultants PHDWin for analysis and formulating economic decline curves.

Intellectual Property

We have not filed any patent applications. Our engineers and technicians in the course of their work have developed various know-how and techniques relating to reserve management improvement and optimizing oil recovery. Our intellectual property rights consist of trademarks used by us and the domain names we use for marketing and business development purposes. As of December 31, 2009, we had registered the trademark of MIE in Japan, South Korea, the European Union, the United Arab Emirates, Saudi Arabia, Kuwait, Russia, Indonesia and the United States, among others. We registered with the Chinese Internet Network Information Center the www.mienergy.com.cn domain name in February 2004, and the www.mie.com.cn and www.mienergycorporation.com.cn domain names in September 2006.

We recognize the importance of protecting and enforcing our intellectual property rights. We seek to maintain registration of intellectual property rights that are material to our business under appropriate categories and in appropriate jurisdictions. We were not aware of any material infringement of our intellectual property rights in 2007, 2008 and 2009, and we believe that we have taken all reasonable measures to prevent any infringement of our own intellectual property rights. We are currently not aware of any pending or threatened claims against us or our subsidiaries relating to the infringement of any intellectual property rights owned by third parties. Our employment contracts and procurement contracts contain confidentiality provisions to protect our confidential information and know-how.

Environmental Matters

Our operations in the PRC are required to comply with various PRC environmental laws and regulations administered by central and local government environmental protection bureaus. We are also subject to environmental rules introduced by provincial and local PRC governmental agencies in Jilin Province. The Ministry of Environmental Protection sets national environmental protection standards and local environmental protection bureaus may set stricter local standards.

We are required to obtain approval of our environmental impact assessment statement before the overall development plan can be submitted to the NDRC or the NEB for approval. We must file an environmental impact statement with the relevant environmental protection agency before approval can be obtained. The filing must demonstrate that the project conforms to applicable environmental standards. Once we obtain the approval from the NDRC or the NEB, the local and provincial environmental protection agencies supervise our compliance with environmental protection laws and regulations and conduct inspections of our oilfields from time to time.

We have a centralized safety and environmental protection department. Each oilfield also has its own staff and each well operation team has a dedicated worker responsible for monitoring and ensuring that environmental and safety measures are followed. Our environmental protection measures focus on top soil preservation, anti-leakage treatment and waste substance treatment. The PRC national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the PRC national and local governments may at their own discretion close or suspend any facility that fails to comply with orders requiring it to cease or cure operations causing environmental damage. In 2007, 2008 and 2009, none of the incidents on our oilfields or the aggregate amount of the fines imposed on us had a material adverse impact on our business or results of operations.

We engaged ENSR International, an international environmental consultancy group, to review our environmental standards and provide environmental site assessments for the three oilfields we operate. We have implemented the action plan recommended by ENSR International since 2007, which includes, among others, improvements in our waste substance treatment, revegetation planning, soil and groundwater assessment, an improved environmental management system, environmental management training and an environmental compliance audit.

PRC environmental laws do not currently require us to pay abandonment costs. Our financial statements include provisions for costs associated with the dismantling and abandonment of oil wells of approximately RMB27.7 million, RMB4.6 million and RMB6.6 million ($1.0 million) in 2007, 2008 and 2009, respectively.

Environmental protection and prevention costs and expenses in connection with the operation of onshore oil exploitation are covered under each production sharing contract. Environmental protection and prevention costs and expenses represented approximately 4.1%, 3.5% and 4.8% of our total operating expenses in 2007, 2008 and 2009, respectively. We are not currently involved in any environmental claims and believe that our environmental protection systems and facilities are adequate for us to comply with applicable national and local environmental protection regulations. We cannot assure you that the PRC government will not impose new or stricter regulations which would require additional environmental protection expenditures.

Employees

As of December 31, 2007, 2008 and 2009, we employed 1,202, 1,508 and 1,421 full-time employees, respectively. The following table sets forth the number of our employees by function as of December 31, 2009:

Number of
Function	Employees

Production	1,264
Technical services	34
General administration	123

Total	1,421

Substantially all of our employees are based in the PRC. In accordance with PRC laws, we employ local staff through Jilin Foreign Enterprise Service Co., Ltd., or Jilin FESCO, a third-party service provider authorized to enter into employment contracts with local employees on behalf of foreign enterprises. We pay a monthly lump sum to Jilin FESCO as employee compensation, which includes salaries, social insurance and contributions to the housing fund. In addition, our full-time employees in China participate in various employee benefit plans including pension, work-related injury benefits, medical benefit plans, unemployment insurance and childbirth insurance. The employment contracts generally have a term of two years. We also recruit part-time staff primarily for production to ensure we have a sufficient labor force, particularly during peak seasons. We have not experienced any labor shortage in 2007, 2008 or 2009.

We engaged Mercer to review our employee share option plan and other matters relating to human resources management. For a description of the employment agreement we signed with some members of our senior management, see “Management — Employment Agreements.”

Compensation for our full-time employees typically consists of base salary, performance-based salary and other allowances such as seniority pay and subsidies. In addition, based on our results of operations, we may award year-end bonuses to our employees solely at our discretion. Performance appraisals for administrative and technical staff are conducted twice a year to ensure that our employees receive feedback on their performance. We also participate in certain insurance plans for our employees.

We invest in continuing education and training programs for our management and other employees to upgrade periodically their skills and knowledge. We hire third-party consultants to provide training to our employees and, from time to time, we send senior employees to the United States for training with our business partners such as Ryder Scott and Sneider Exploration, Inc. We hire many of our production and technical services staff through on-campus recruiting programs at Daqing Petroleum College and Huarui Petroleum College. We have a workers’ union in accordance with PRC laws and regulations. We have not had any strikes or other labor disturbances that have interfered with our operations, and we believe that we have maintained a good working relationship with our employees.

Insurance

As protection against operating hazards, we maintain insurance coverage on our properties and equipment, including pipelines, rigs, other machinery and supplies. We maintain property damage insurance, insurance for operational expense overseas, third party liability insurance as well as business interruption insurance and workplace injury insurance for our operations. We also carry key person insurance for five of our executive officers, as well as director and officer insurance. We pay an insurance premium of approximately $1.2 million per year to maintain that coverage. We have assigned our interests in the business interruption insurance and key person insurance for Mr. Ruilin Zhang to Citic Ka Wah Bank. We engaged Aon-COFCO Insurance Brokers Co. Ltd., an insurance consultant, to review our insurance policies and practices. We believe that our level of insurance is adequate and comparable to that maintained by oil companies internationally. However, we may not have sufficient coverage for all foreseeable risks, either because insurance is not available or because of higher premium costs. As of December 31, 2009, we had not made any material claim under our insurance policies.

Labor and Safety Matters

We base our safety rules on government regulations and require all employees and PetroChina secondees to follow these safety rules. Our safety and environmental protection department is responsible for formulating and implementing safety guidelines and operational procedures and standards. We also assign a manager to each oilfield to ensure our field employees are in compliance with our policies. We conduct safety training periodically for our employees.

We require all our employees to follow our workplace safety rules and policies, which are based on the PRC Production Safety Law and other applicable government regulations. Our safety rules and policies also comply with ISO9000 and ISO9001. In 2007, 2008 and 2009, respectively, we have complied with all applicable labor and safety laws and regulations in all material respects. As the holder of the oil and gas exploitation permit at Daan, Moliqing and Miao 3, PetroChina is jointly responsible for the workplace safety requirements imposed by the PRC government. Accordingly, PetroChina conducts inspections of our facilities and labor safety management practices from time to time to ensure proper compliance with the relevant workplace safety regulations.

We have made, and will continue to make, efforts and take necessary measures to ensure the safety of our employees. These measures include ensuring that the design, installation, use and maintenance of our equipment meet national and industrial standards, providing occupational safety education and training to employees to enhance their awareness of safety issues, and providing suitable protective devices to our employees. However, our preventive measures may not always be effective. See “Risk Factors — Risks Relating to Our Company and Our Business — Our operations may be affected by significant operating hazards and natural disasters and we have limited insurance coverage for any resulting losses.”

Legal Proceedings

We are not currently a party to any material legal or administrative proceedings. However, we may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers upon completion of this offering.

Name	Age	Position/Title

Ruilin Zhang	38	Chairman and Chief Executive Officer
Jiangwei Zhao	37	Vice Chairman and Senior Vice President
Forrest L. Dietrich	56	Director and Senior Vice President
Allen Mak	48	Director, Chief Financial Officer, Company Secretary and Senior Vice President
Jianping Mei	49	Independent Director(1)
Jeffrey W. Miller	47	Independent Director(1)
Xuancheng Shou	60	Senior Vice President
Bo Yang	32	Financial Controller
Yunfei Lian	35	General Counsel
Andrew S. Harper	58	Chief Geoscientist

(1)	Mr. Mei and Mr. Miller have accepted the appointment to be our independent directors effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Unless otherwise indicated, the business address of each director and executive officer is Suite 406, Block C, Grand Place, 5 Hui Zhong Road, Chaoyang District, Beijing 100101, People’s Republic of China.

A description of the business experience and present position of each director and executive officer is provided below:

Directors

Ruilin Zhang is our chairman and chief executive officer. He, along with Mr. Zhao, is the controlling shareholder of our company through his control of FEEL. Following the takeover of MIE by FEEL from Microbes in August 2003, Mr. Zhang joined us in September 2003 and has been a director of MIE. He is primarily responsible for overseeing our overall strategies, planning and day-to-day management and operations. Mr. Zhang has over 20 years of experience in the oil and gas business. He began his career as an oilfield worker and technician for PetroChina in 1989. Prior to joining us, Mr. Zhang worked for a local oilfield services company, Jilin San Huan Petrochemical Co., Ltd., for over five years. In May 2003, he founded FEEL in Hong Kong, through which he acquired MIE from Microbes. Mr. Zhang is a member of the Songyuan Committee of the National People’s Congress of the PRC. Mr. Zhang graduated from Jilin Petroleum College in 1995 and obtained an executive master’s degree in Business Administration from Cheung Kong Graduate School of Business in 2007.

Jiangwei Zhao is our vice chairman and senior vice president. He, along with Mr. Zhang, is a controlling shareholder of our company through his control of FEEL. Mr. Zhao is a brother-in-law of Mr. Zhang. Mr. Zhao worked as a technician for PetroChina at the Jilin oilfields from 1993 to 1999 and as the manager of the technical department at Jilin San Huan Petrochemical Co., Ltd. from 2000 to 2003. Following the takeover of MIE by FEEL from Microbes in August 2003, Mr. Zhao joined our company in September 2003 and has since been a director of MIE. He is and will continue to be primarily responsible for assisting the chairman in overseeing the operations at the Daan, Moliqing and Miao 3 oilfields and the management of human resources and public relations. Mr. Zhao obtained a bachelor of arts degree from Daqing Petroleum College in 1999.

Forrest L. Dietrich is our director and senior vice president. Prior to joining us in January 2002, Mr. Dietrich joined Microbes in 1994 and held various technical and management positions during different phases of development of the production sharing contracts. He is primarily responsible for mid-term and long-term planning and reserves management. Mr. Dietrich has over 35 years of experience in the oil and gas business. During the period from 1985 to 1994, he was the vice president of operations for Greenwich Oil Corporation, an oil company based in Dallas, Texas. From 1974 to 1985, Mr. Dietrich worked for Texaco USA (Getty Oil) in Texas and California, during which he served in various capacities as area engineering supervisor, evaluations specialist and planning coordinator and in various staff engineering positions. Mr. Dietrich has been a member of the Society of Petroleum Engineers since 1972 and become a professional engineer in the State of Texas since 1984. He has authored and co-authored four technical papers for the Society of Petroleum Engineers regarding microbial enhanced oil recovery and presented three of those papers at their technical meetings. Mr. Dietrich obtained a bachelor’s degree in Science in Petroleum and Natural Gas Engineering from Pennsylvania State University in 1974.

Allen Mak is our director, chief financial officer, company secretary and senior vice president. Mr. Mak joined our company in November 2008 and has almost 26 years of experience in finance and accounting. He was previously the chief financial officer of CITIC 21CN, a company listed in Hong Kong, for over three years. Prior to his career as a chief financial officer, Mr. Mak was an investment banker and has over 11 years of experience in investment banking. He was an executive director at Citicorp, an assistant director at Peregrine and the managing director and head of the investment banking group of a securities firm based in Hong Kong. Mr. Mak also worked in the private equity business for over three years as an investment director at CVC Asia Capital and Citicorp. Prior to Mr. Mak’s career in investment banking and private equity, he worked for seven years in the accounting profession at Pricewaterhouse in Hong Kong, and KPMG and Deloitte in Canada. Mr. Mak has a bachelor’s degree in Commerce and Business Administration from the University of British Columbia in Canada. He is a chartered accountant certified by the Canadian Institute of Chartered Accountants.

Jianping Mei is our independent director. Mr. Mei has been a professor of finance at Cheung Kong Graduate School of Business in Beijing, China since 2006 and a fellow at the Wharton School of University of Pennsylvania, Financial Institutions Center since 2004. He was a tenured associate professor of finance from 1996 to 2005 and an assistant professor of finance from 1990 to 1995 at New York University. From 2003 to 2008, he also taught at Tsinghua University as a special term professor of finance. Mr. Mei has been the chairman of the board of Shanghai Zhangjiang JRtan.com. Inc. since 2000 and a director of Cratings.com Inc., USA since 1999. Since 2009, Mr. Mei has served on the boards of Powerlong Real Estate Holdings Limited, a Hong Kong Stock Exchange-listed company, and Zhong De Securities Company Limited. Mr. Mei worked as a consultant for various financial institutions, such as Deutsche Bank, UBS, NCH Capital and Asia Development Bank. He has published a number of books and articles on topics related to finance. Mr. Mei received a bachelor’s degree in Mathematics from Fudan University in 1982, a master’s degree in Economics and a Ph.D. in Economics (Finance) from Princeton University in 1988 and 1990, respectively.

Jeffrey W. Miller is our independent director. Since 2008, Mr. Miller has been the director of upstream and investments for Mercuria Energy Trading Inc., one of the world’s largest independent physical energy trading firms. He is responsible for Mercuria and certain of its affiliates’ global portfolio of oil and natural gas assets, the majority of which are located in North and South America. Prior to Mercuria, Mr. Miller spent four years as president of Moncrief Oil International, a private oil and natural gas company with assets in the former Soviet Union as well as North America. Prior to his career at Moncrief, Mr. Miller was a managing director in global energy investment banking for UBS AG, the successor of Dillon, Read & Co, which he joined in 1993. Mr. Miller began his investment banking career with Lehman Brothers. Mr. Miller’s professional career began in a technical capacity as a petroleum engineer with Exxon and Chevron. Mr. Miller received a master’s degree in Business Administration from the Columbia Business School and a bachelor’s degree, magna cum laude, in Petroleum Engineering from Texas A&M University.

Executive Officers

Xuancheng Shou is our senior vice president.  Dr. Shou joined our company in November 2009 and has over 38 years’ experience in the oil and gas industry. Dr. Shou is responsible for our development and expansion. He held a number of high-level positions in the China National Petroleum Corporation group of companies between 1985 and 2004, including China National Oil & Gas Exploration and Development Corporation, CNPC International (Kazakhstan) Co. Ltd., PetroChina Company Limited and PetroChina International Limited. From 2005 to 2009, Dr. Shou was also the vice chairman and executive director of CITIC Resources, a company listed on the Hong Kong Stock Exchange, where he was responsible for the planning and development of the Group’s oil investments and portfolio. Dr. Shou helped to form a significant team of oil professionals and managers within CITIC Petroleum Technology, a wholly owned subsidiary of CITIC Resources. Dr. Shou holds a master’s degree and a doctoral degree in Engineering from the Petroleum University of China.

Bo Yang is our financial controller. Mr. Yang has over ten years of experience in finance and accounting. Mr. Yang is responsible for the management of financial reporting. Prior to joining us in April 2007, Mr. Yang worked for Ernst & Young Hua Ming as an audit manager. From 2002 to 2005, Mr. Yang worked for PricewaterhouseCoopers Zhong Tian CPAs Company Limited as a senior auditor. From 2000 to 2002, Mr. Yang was an auditor at Arthur Andersen Hua Qiang CPAs. Mr. Yang graduated from Renmin University of China with a bachelor’s degree in International Accounting in 1999. He is a Chinese Certified Public Accountant and he is a member of the Beijing Institute of Certified Public Accountants.

Yunfei Lian is our general counsel. Ms. Lian joined our company in November 2009 and has over five years of experience in the legal field. Prior to joining us, Ms. Lian worked as an associate at Baker & McKenzie’s Hong Kong office focusing on mergers and acquisitions and general corporate transactions, and Grandall Legal Group (Shanghai) focusing on capital markets and private and public securities offerings. In her early career, starting in 2001 she worked in a law firm in Canada, focusing on general practice in Canada, for over three years. Ms. Lian obtained a juris doctor degree in the Faculty of Law from the University of British Columbia in 2007. She received a master’s degree in Materials Science and Engineering in 2001 from the University of Florida. She graduated from Shanghai University with a bachelor’s degree in Materials Science and Engineering in 1996. She is admitted to practice in New York and is a registered foreign lawyer in Hong Kong.

Andrew S. Harper is our chief geoscientist. Mr. Harper was our chief geologist and president of our international operations from 2001 to 2008. Prior to joining us in 2001, Mr. Harper worked for 21 years in the exploration and production team of ARCO International Oil & Gas Company. During his time with ARCO, Mr. Harper worked extensively overseas, including assignments in Chile, Dubai, Norway, the United Kingdom and Indonesia, and as ARCO’s resident manager in Bogota, Colombia. Mr. Harper also worked as a basin studies director at the headquarters of ARCO International in the United States and as an exploration manager at the Andean Basins in ARCO Latin America Inc. Mr. Harper received a bachelor’s degree in Geology from Williams College and a master’s degree in Geology from the University of Southern California.

Board of Directors

Our board of directors currently consists of four members. Except for Mr. Zhao, who is a brother-in-law of Mr. Zhang, our chairman and chief executive officer, there are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in our company by way of qualification. There are no severance benefits payable to our directors upon termination of their directorships.

Terms of Directors and Officers

In accordance with our new memorandum and articles of association, which will take effect upon closing of this offering, all directors are eligible for re-election at least once every three years. A director must vacate his directorship if the director resigns, becomes mentally unsound or dies, is absent from three consecutive board meetings without special leave of absence from our board and the board resolves that his office be vacated, becomes bankrupt, ceases to be a director under the law or is removed by our shareholders. A director may be removed by a special resolution of our shareholders. Officers are selected by and serve at the discretion of the board of directors. The compensation of our directors will be determined by the board of directors. There is no maximum age at which a director must retire.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of Mr. Dietrich, Mr. Mei and Mr. Miller. Each of Mr. Mei and Mr. Miller satisfies the “independence” requirements of Section 303A of the Corporate Governance Rule of the New York Stock Exchange. Mr. Miller will act as the chairman of our audit committee. Our board of directors has determined that Mr. Miller qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee will oversee our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all related party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

Compensation Committee

Our compensation committee will consist of Mr. Zhao, Mr. Mei and Mr. Miller. Each of Mr. Mei and Mr. Miller satisfies the “independence” requirements of Section 303A of the Corporate Governance Rule of the New York Stock Exchange. Mr. Mei will act as the chairman of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee will be responsible for, among other things:

•	reviewing the compensation philosophy of the company;

•	evaluating the performance of our chief executive officer and determining and approving the compensation of our chief executive officer as well as other executive officers and directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will consist of Mr. Zhang, Mr. Mei and Mr. Miller. Each of Mr. Mei and Mr. Miller satisfies the “independence” requirements of Section 303A of the Corporate Governance Rule of the New York Stock Exchange. Mr. Mei will act as the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending qualified candidates to the board for selection of nominees as directors, or for appointment to fill any vacancy;

•	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, experience and availability of service to us;

•	advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the issuance and transfer of shares of our company, including the registering of such shares in our share register.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under some of these agreements there is a specified period of employment, while under others there is not. Each of the executive officer’s employment may be terminated without notice if the employee commits any serious breach of his employment agreement, commits any act of gross misconduct, is convicted of any criminal offense punishable with six months or more of imprisonment, becomes bankrupt, commits any act of dishonesty relating to us, or becomes in the reasonable opinion of our board incompetent to perform. Either party may terminate the employment at any time by giving the other party a specified period of written notice. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment with our company, any confidential information, technical data, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiary, received by us. In addition, each executive officer has agreed to be bound by the non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed, while employed by us and for a period of one year after termination of his or her employment, not to:

•	solicit or induce any person to terminate his or her employment or consulting relationship with us or our affiliated entities; or

•	engage, invest or assist in any business that competes with our existing or future business or our affiliated entities.

Compensation of Directors and Executive Officers

For the year ended December 31, 2009, the aggregate cash compensation that we paid to our executive officers and directors was approximately RMB17.5 million ($2.6 million). The employment contract for a former executive, which contract was in force during part of 2009, provided for a variable management bonus based on the executive’s achievement of certain goals. The prior employment contract for one of our current executives, which contract was in force during part of 2009, provided for a bonus valued in relation to our earnings. That employment contract is no longer in force and none of our officers or directors currently receive benefits pursuant to any profit-sharing or bonus plan. In 2009, we did not pay, set aside or accrue any amounts for pension, retirement or similar benefits for our officers and directors. Except as described above under “— Employment Agreements,” each of the executive officers will be entitled to a notice period of at least six months. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Stock Incentive Plan

Our board of directors has adopted a 2009 stock incentive compensation plan, which is intended to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 6,072,870 ordinary shares for issuance under our 2009 stock incentive compensation plan. The following paragraphs describe the principal terms of our 2009 stock incentive plan.

Administration. Our 2009 stock incentive compensation plan is administered by our compensation committee of the board of directors. In each case, our compensation committee will determine the provisions, terms and conditions of each grant, including, but not limited to, the vesting schedule, grant or exercise price, forfeiture provisions, change of control provisions, payment contingencies and satisfaction of any performance conditions.

Awards. The following paragraphs briefly describe the principal features of the various awards that may be granted under our 2009 stock incentive compensation plan.

•	Share Options. Share options provide for the right to purchase a specified number of our ordinary shares at a specified price and period determined by our compensation committee in one or more installments after the grant date.

•	Stock Appreciation Rights. A stock appreciation rights award is to grant a right to receive a cash bonus related to the value of a certain number of our ordinary shares. Such stock appreciation rights payment is calculated by reference to the increase, if any, in the fair market value of the relevant ordinary shares as at the date of exercise above the price on the grant date of such ordinary shares. The compensation committee has the complete discretion in determining the number of ordinary shares to which a stock appreciation rights pertains, the grant date and grant price and any other terms and conditions pertaining to stock appreciation rights.

•	Restricted Stock. A restricted stock award is the grant of a specified number of our ordinary shares determined by our compensation committee. Restricted stock is subject to restrictions on transferability and other restrictions as our compensation committee may impose for an applicable period of time determined by the compensation committee.

•	Restricted Stock Units. Restricted stock units represent the right to receive a specified number of our ordinary shares after the last day of the restriction period. On the date specified in the applicable award agreement, we shall deliver to the participant unrestricted ordinary shares which will be freely transferable or a cash payment determined by reference to the then-current fair market value of our ordinary shares.

•	Performance Units, Performance Shares and Cash-based Awards. A performance unit, performance shares and cash-based awards entitle the participant to receive ordinary shares or cash upon the attainment of applicable performance goals for specified performance periods or satisfaction of terms and conditions determined by our compensation committee.

Change of control. If change of control occurs due to a third-party acquisition, all outstanding awards to participants may, in the discretion of our compensation committee, be honored, assumed, or substituted by new rights granted by the new employer of the participants or parent or subsidiary of the new employer of the participants. Such honored, assumed and substituted awards must meet the terms and conditions described in the 2009 stock incentive compensation plan. If such conditions are not met, all outstanding awards will become fully vested and exercisable and all forfeiture restrictions shall lapse immediately prior to the change of control.

Amendment, modification and termination. Unless terminated earlier, our 2009 stock incentive compensation plan will expire in 2019. Our board of directors has the authority to amend or terminate our 2009 stock incentive compensation plan subject to shareholders’ approval to the extent necessary to comply with applicable laws and regulations. However, no such action may materially adversely affect any awards previously granted pursuant to our 2009 stock incentive compensation plan without the consent of the plan participants.

Stock Options

As of the date of this prospectus, our board of directors has granted certain of our officers and employees options to purchase 1,380,470 ordinary shares in our company and has agreed to grant to our independent directors options to purchase a total of 170,000 ordinary shares in our company on the effective date of their appointment to our board of directors. The following paragraphs describe the principal terms of our stock options.

Option award agreement. Options granted under our 2009 stock incentive compensation plan are evidenced by an option award agreement that contains, among other things, the number of shares granted and provisions concerning exercisability and forfeiture upon termination of employment, as determined by our board.

Vesting schedule. Options granted under our 2009 stock incentive compensation plan vest over a two or three year period following a specified vesting commencement date. Typically, certain options granted vest at each anniversary of the grant date within the vesting period, subject to the participant continuing to be an employee on each vesting date.

Option exercise. The term of options granted under our 2009 stock incentive compensation plan may not exceed ten years from the grant date.

Termination of options. Where the option agreement permits the exercise of the options that were vested before the termination of employment by the participant with us, or before the termination of the participant without cause by us, the options will terminate to the extent not exercised or purchased on the thirty-first day after the participant’s termination of employment. Upon the termination of the participant with cause by us, all the options not exercised will lapse immediately.

The following table summarizes, as of the date of this prospectus, the outstanding stock options that we granted to our directors and executive officers under our stock incentive plan.

	Ordinary Shares
	Underlying Outstanding	Exercise Price		Expiration
Name	Option	(per share)	Grant Date	Date

Forrest Dietrich	*	$2.39	November 20, 2009	November 20, 2019
Allen Mak	*	$2.39	November 20, 2009	November 20, 2019
Jianping Mei	*	public offering price	Effective date of director appointment	10 years from effective date of director appointment
Jeffrey W. Miller	*	public offering price	Effective date of director appointment	10 years from effective date of director appointment

*	Upon exercise of the options, this person would beneficially own 1% or less of our ordinary shares.

Stock Appreciation Rights

As of the date of this prospectus, our board of directors has granted certain of our officers, employees and consultants stock appreciation rights pertaining to 2,572,730 of our ordinary shares. The following paragraphs describe the principal terms of our stock appreciation rights.

Stock appreciation rights award agreement. Stock appreciation rights granted under our 2009 stock incentive compensation plan are evidenced by a stock appreciation rights award agreement that contains, among other things, the number of notional ordinary shares to which the stock appreciation rights relate and the provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement, as determined by our board.

Vesting schedule. Stock appreciation rights granted under our 2009 stock incentive compensation plan vest over a three-year period following a specified vesting commencement date. One-third of the stock appreciation rights granted vest at each anniversary of the grant date within the three-year vesting period, subject to the participant continuing to be an employee or a service provider on each vesting date.

Right exercise. The term of stock appreciation rights granted under our 2009 stock incentive compensation plan may not exceed ten years from the grant date. When a participant exercises the stock appreciation rights, we will pay such participant an amount in cash determined by multiplying (i) the excess of the fair market value of an ordinary share on the exercise date over the grant price by (ii) the number of shares stated in such participant’s exercise notice.

Termination of rights. Where the stock appreciation rights award agreement permits the exercise of the stock appreciation rights that were vested before the termination of employment by the participant with us, or before the termination of the participant without cause by us, the stock appreciation rights will terminate to the extent not exercised or purchased on the thirty-first day after the participant’s termination of employment. Upon the termination of the participant with cause by us, all the rights which are not exercised will lapse immediately.

On February 26, 2010, our board of directors approved an amended stock appreciation rights award agreement for selected participants. For these selected participants, a portion or all of the one third of the granted stock appreciation rights shall vest and become exercisable on each anniversary of the grant date according to the performance evaluation target attained by these participants. All other material terms of the stock appreciation rights award agreement remain unchanged.

The following table summarizes, as of the date of this prospectus, the outstanding stock appreciation rights that we granted to our directors and executive officers under our stock incentive plan.

	Ordinary Shares
	Underlying Stock	Exercise Price		Expiration
Name	Appreciation Rights	(per share)	Grant Date	Date

Xuancheng Shou	*	$2.39	November 20, 2009	November 20, 2019
Bo Yang	*	$2.39	November 20, 2009	November 20, 2019

*	The stock appreciation rights relate to 1% or less of our ordinary shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus as adjusted to reflect the sale of the ADSs in this offering, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of ordinary shares beneficially owned by each person prior to this offering is based on 78,143,710 ordinary shares outstanding immediately prior to this offering, plus options and warrants exercisable by such person within 60 days after the date of this prospectus, and 25,101,220 ordinary shares to be issued upon conversion of the outstanding series A preferred shares and 18,212,560 ordinary shares to be issued upon conversion of the outstanding series B preferred shares. Percentage of ordinary shares beneficially owned after this offering further includes ordinary shares to be issued in this offering and assumes that the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment options in full, in part or not at all.

	Ordinary Shares
	Beneficially Owned		Ordinary Shares
	Prior to This		Beneficially Owned
	Offering		After This Offering
	Number	%	Number	%

Directors and Executive Officers:
Ruilin Zhang(1)	78,143,710	64.3	78,143,710	51.6
Jiangwei Zhao(1)	78,143,710	64.3	78,143,710	51.6
Forrest L. Dietrich	*	*	*	*
Allen Mak	*	*	*	*
Jianping Mei	—	—	—	—
Jeffrey W. Miller	—	—	—	—
Xuancheng Shou	—	—	—	—
Bo Yang	—	—	—	—
Yunfei Lian	—	—	—	—
Andrew S. Harper	—	—	—	—
All Directors and Executive Officers as a Group	78,436,540	64.4	78,436,540	51.7
Principal Shareholders:
Far East Energy Limited(1)	78,143,710	64.3	78,143,710	51.6
TPG Star Energy Ltd. and affiliate(2)	21,457,490	17.7	21,457,490	14.2
Harmony Energy Limited(3)	18,212,560	15.0	18,212,560	12.0

(1)	FEEL is held 99.99% by Mr. Ruilin Zhang and Mr. Jiangwei Zhao. Mr. Zhang and Mr. Zhao have entered into an Acting-in-Concert Agreement under which they agreed to act in concert in relation to all matters that require the decisions of the shareholders. The registered address for FEEL is Room 2105, 21/F, Office Tower Langham Place, 8 Argyle Street, Mongkok, Kowloon, Hong Kong.

(2)	Consists of 20,169,940 ordinary shares held by TPG Star Energy Ltd. and 1,287,550 ordinary shares held by TPG Star Energy Co-Invest, LLC, assuming a conversion ratio of one series A preferred share for one ordinary share. All series A preferred shares will convert into ordinary shares immediately prior to the consummation of a qualified initial public offering. TPG Star Energy Ltd. is a company incorporated in the Cayman Islands, whose sole shareholder is TPG Star, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Star GenPar, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Star Advisors, L.L.C., a Delaware limited liability company, whose sole member is TPG Ventures Holdings, L.L.C., a Delaware limited liability company, whose managing member is TPG Ventures Partners, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Ventures Professionals, L.P., a Delaware limited partnership, which is managed by its general partner, Tarrant Advisors, Inc., a Texas company, whose sole shareholder is Tarrant Capital Advisors, Inc., a Delaware company, whose shareholders are David Bonderman and James Coulter. The registered address for TPG Star Energy Ltd. is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KYI-1104, Cayman Islands. TPG Star Energy Co-Invest, LLC is a Delaware limited liability company, whose managing member is TPG Star Advisors, L.L.C., a Delaware limited liability company, whose sole member is TPG Ventures Holdings, L.L.C., a Delaware limited liability company, whose managing member is TPG Ventures Partners, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Ventures Professionals, L.P., a Delaware limited partnership, which is managed by its general partner, Tarrant Advisors, Inc., a Texas company, whose sole shareholder is Tarrant Capital Advisors, Inc., a Delaware company, whose shareholders are David Bonderman and James Coulter. The registered address for TPG Star Energy Co-Invest, LLC is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

(3)	Consists of 18,212,560 ordinary shares held by Harmony Energy Limited, assuming a conversion ratio of two series B preferred share for one ordinary share. All series B preferred shares will convert into ordinary shares immediately prior to the consummation of a qualified initial public offering. Harmony Energy Limited is a company incorporated in the British Virgin Islands and a wholly owned subsidiary of Ever Union Capital Limited. Mr. Fung Che is the sole shareholder of Ever Union Capital Limited and has voting and investment control over the securities beneficially owned by Ever Union Capital Limited. The registered address of Harmony Energy Limited is Portcullis TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of our outstanding series A and series B preferred shares and ordinary shares was held by record holders in the United States except for the series A preferred shares held by TPG Star Energy Co-Invest, LLC.

None of our existing shareholders will have different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

The following is a summary of our related party transactions.

Restructuring

See “Our Corporate History and Structure — Corporate History.”

Private Placement

Share Purchase Agreement

On June 19, 2009, TPG entered into a share purchase agreement with us to subscribe for 21,457,490 shares of series A preferred shares for a consideration of $53.0 million. The series A preferred shares are convertible, at the option of the holder, at any time into our ordinary shares and will automatically convert into our ordinary shares immediately prior to the consummation of a qualified initial public offering or 48 months after the completion date of the series A preferred shares financing by TPG. Each series A preferred share is initially convertible into one ordinary share, and no fractional ordinary shares shall be issued upon conversion of series A preferred shares. We issued series A preferred shares to TPG on July 9, 2009.

Under the share purchase agreement, during the period beginning from the earlier of (i) July 10, 2011 and (ii) the date on which FEEL or its shareholders does not comply with certain undertakings or if any of FEEL, MIE or our company commences bankruptcy proceedings or any similar action and ending on the earlier of (i) July 10, 2014 or (ii) the qualified initial public offering of our company, TPG may require FEEL to purchase some or all of the preferred shares that TPG then holds. TPG may exercise the put option only once and the put option will expire automatically upon our listing. In the event FEEL is unable to purchase the put shares as a result of unavailability of funds or noncompliance with our obligations under any third-party financing documents, we must purchase shares to the extent we are able to do so.

The put price per put share will be equal to the higher of (i) the fair value of the put shares or (ii) the purchase price per share under the share purchase agreement plus 15% per annum from the completion date of the investment compounded on an annual basis through the delivery date of the notice, less the aggregate amount of any distributions made on the put shares and any indemnity payment made by FEEL attributable to the put shares.

A qualified initial public offering will occur if our offering results in our shares becoming freely tradable. Our board of directors has confirmed that if our offering does not meet the criteria of a qualified initial public offering, we will not proceed with the listing. However, there is no assurance that the put option will not be exercised between the date of this prospectus to the date of our listing.

Share Charge Securing FEEL’s Indemnities

FEEL granted a first ranking share charge comprising 16,200,390 ordinary shares in favor of TPG as security for indemnities given by FEEL in connection with private placement. The share charge will be released at the later of (i) the general warranty expiry date, (ii) final settlement of any claim from TPG which may be outstanding on the general warranty expiry date, and (iii) the payment of the put return deficiency. The general warranty expiry date refers to the date falling on the earlier of the expiry date of the lock-up period applicable to TPG following a qualified initial public offering and 36 months from the completion date of the investment by TPG.

Shareholders’ Agreement

In connection with the private placement, TPG, Standard Bank, FEEL, MIE and we entered into a shareholders’ agreement on July 9, 2009. The shareholders’ agreement contain various rights such as pre-emption rights, board nomination rights, information access rights and matters which require special approval by our board of directors. These rights will expire immediately upon the occurrence of a qualified initial public offering.

Agreement of Adherence

On December 15, 2009, TPG transferred 1,287,550 series A preferred shares to TPG Co-Invest, an affiliate of TPG. On the same day, we entered into an agreement of adherence with TPG Co-Invest, TPG, Sino Link Limited, FEEL and MIE pursuant to which TPG Co-Invest became bound by the terms and conditions of the amended and restated shareholders’ agreement dated October 30, 2009.

Registration Rights

We granted certain registration rights to the series A preferred shareholders on April 22, 2010. See “Description of Share Capital — Registration Rights.”

Repurchase of the Standard Bank Shareholding

Pursuant to a facility agreement dated June 6, 2008, FEEL obtained a $13 million loan facility from Standard Bank and utilized $5 million to provide a loan to MIE. On January 12, 2009, FEEL repaid the $5.1 million loan and accrued interest from Standard Bank by transferring 1,970,490 ordinary shares to Standard Bank pursuant to a share purchase agreement among FEEL, Standard Bank, Mr. Ruilin Zhang, Mr. Jiangwei Zhao and Mr. Zhiguo Shang. On October 30, 2009, FEEL bought back 1,970,490 ordinary shares of MIEH from Standard Bank and terminated the option held by Standard Bank to purchase an additional $8 million worth of ordinary or preferred shares from FEEL.

Amended and Restated Shareholders’ Agreement

On October 26, 2009, we entered into a shares purchase agreement with FEEL and its shareholders, MIE and Sino Link Limited, an indirect wholly owned subsidiary of CITIC Group, pursuant to which FEEL transferred 3,643,730 series A preferred shares to Sino Link Limited for consideration of $9 million. On October 30, 2009, in connection with the purchase of series A preferred shares by Sino Link Limited, we entered into an amended and restated shareholders’ agreement with TPG, FEEL, Sino Link Limited and MIE. The amended and restated shareholders’ agreement contain various rights such as pre-emption rights, board nomination rights, information access rights and matters which require special approval by our board of directors. These rights will expire immediately upon the occurrence of a qualified initial public offering. A qualified initial public offering will occur if our offering results in our shares becoming freely tradable. On October 30, 2009, under the share purchase agreement, FEEL granted a put option to Sino Link Limited on the same terms as the put option FEEL granted to TPG under the share purchase agreement dated June 19, 2009.

Transfer to Harmony Energy Limited

Shares Purchase Agreement

On February 5, 2010, FEEL, our controlling shareholder, entered into a shares purchase agreement with Harmony Energy, a direct wholly owned subsidiary of Ever Union Capital Limited, FEEL’s shareholders, MIE and us, pursuant to which FEEL transferred 36,425,120 series B preferred shares to Harmony Energy for a consideration of $90 million on March 10, 2010. Neither Harmony Energy nor Ever Union Capital Limited is a related party of our company, FEEL or FEEL’s shareholders. As FEEL was not the holder of series B preferred shares at the time of entering into the shares purchase agreement, MIEH repurchased 18,212,560 ordinary shares held by FEEL and issued in exchange 36,425,120 series B preferred shares, which were then transferred to Harmony Energy. The transaction was approved by our shareholders and board of directors on March 10, 2010. The proceeds of the transaction will be used by FEEL for its own investment purposes. We did not receive any cash consideration for the issuance of the series B preferred shares. The series B preferred shares are convertible, at the option of the holder, at any time into our ordinary shares and will automatically convert into our ordinary shares immediately prior to the consummation of a qualified initial public offering or 48 months after the completion date of the series A preferred share financing by TPG. Series B preferred shares shall initially be convertible into ordinary shares at the ratio of two preferred shares to one ordinary share. No fractional ordinary shares shall be issued upon conversion of series B preferred shares, and in lieu of any fractional shares, we will pay cash to such holder.

Second Amended and Restated Shareholders Agreement

In connection with the purchase of series B preferred shares by Harmony Energy, we entered into a second amended and restated shareholders agreement with TPG, TPG Co-Invest, Harmony Energy, FEEL, Sino Link Limited and MIE. The second amended and restated shareholders agreement contains various rights such as pre-emption rights, board nomination rights, information access rights and matters which require special approval by our board of directors. These rights will expire immediately upon the occurrence of a qualified initial public offering.

Share Charge Securing FEEL’s Indemnities

Although FEEL held 96,356,270 ordinary shares immediately prior to the share transfer to Harmony Energy, only 13,765,180 ordinary shares were unencumbered and freely transferable. Therefore, FEEL requested TPG to release 4,447,380 ordinary shares out of the 20,647,770 ordinary shares under a first ranking share charge in favor of TPG in connection with TPG’s private placement. In connection with the purchase of series B preferred shares by Harmony Energy, TPG released 4,447,380 ordinary shares from the existing share charge over FEEL’s shares and Harmony Energy provided a first ranking charge comprising 8,894,760 series B preferred shares in favor of TPG as security for the indemnities given by FEEL pursuant to the purchase agreement dated June 19, 2009, between, among others, our company and TPG. In the series B shares purchase agreement, FEEL agreed to indemnify Harmony Energy from any losses resulting from any adjudicated claim to enforce the share charge by TPG. The series B preferred share charge will be released at the latest of (i) the general warranty expiry date; (ii) final settlement of any claim from TPG which may be outstanding on the general warranty expiry date; and (iii) the payment of a put return deficiency as provided in the TPG purchase agreement. The general warranty expiry date refers to the date falling on the earlier of the expiry date of the lock-up period applicable to TPG following a qualified initial public offering and 36 months from the completion date of the investment by TPG.

Transactions with Mr. Ruilin Zhang and FEEL

Since 2004, Mr. Ruilin Zhang, our chairman and chief executive officer, obtained several interest-free, unsecured loans from MIE. These loans were used for Mr. Zhang’s personal investments and investments for FEEL and its affiliates. As of December 31, 2006, we had outstanding balance from Mr. Zhang in the amount of RMB694.0 million. In 2007, Mr. Zhang obtained interest free, unsecured loans from MIE in an aggregate amount of RMB207.3 million. On September 18, 2007, MIE and Mr. Zhang entered into a repayment agreement, under which the Renminbi loans of RMB901.3 million were re-denominated into U.S. dollar loans of $119.2 million and Mr. Zhang agreed to repay the outstanding amount in ten equal installments from December 31, 2007 to July 31, 2010. As a result, in the fourth quarter of 2007, Mr. Zhang made repayments to MIE in the aggregate amount of RMB92.0 million, or $12.6 million using the then exchange rate. As of December 31, 2007, we had an outstanding loan amount due from Mr. Zhang of $110.8 million, or RMB809.0 million using the then exchange rate. In 2008, Mr. Zhang made further repayments in the aggregate amount of RMB79.0 million, or $11.6 million using the then exchange rate. In April 2008, Mr. Zhang proposed to settle the amount in full upon completion of a loan reorganization plan involving FEEL, the shareholders of FEEL, third party investors and us. In December 2008, the repayment terms of the loan were amended by a tripartite agreement as detailed below. The largest outstanding loan amount due from Mr. Zhang in the last three years was $119.2 million as of October 31, 2007.

In 2006, FEEL made advances to MIE. As of December 31, 2006, we had outstanding balance from FEEL in the aggregate amount of RMB339.4 million. On September 18, 2007, FEEL and MIE entered into a repayment agreement, under which MIE agreed to repay the outstanding advances to FEEL in an aggregate amount of $42.5 million. MIE was permitted to repay the amount at any time up to September 18, 2013. As of December 31, 2007, we had outstanding balance from FEEL of RMB315.8 million. On June 26, 2008, FEEL and MIE entered into an agreement under which FEEL advanced to MIE an additional $2.5 million.

MIE’s then credit facility with Standard Bank placed restrictions on dividend payment. In December 2008, we reached an agreement with Standard Bank that allowed us to reorganize our related party balances, which resulted in such balances being amalgamated and the distribution of a $20 million deemed dividend to FEEL as set out in the tripartite agreement. On December 31, 2008, MIE, FEEL and Mr. Ruilin Zhang entered into the tripartite agreement, which provided that all rights of MIE in respect of the amount due from Mr. Zhang of approximately $106.8 million, or RMB730.0 million using the then exchange rate, were to be assigned to FEEL, in exchange for debt incurred by FEEL for the same amount in favor of MIE, or the interim loan. Under the tripartite agreement, it was agreed that (i) approximately $25 million owed by MIE to FEEL would be used to partially repay the interim loan and (ii) MIE would declare a deemed dividend distribution of $20 million to FEEL, the amount of which would be used to partially repay the interim loan. The following table illustrates the arrangements under the tripartite agreement.

	Before Tripartite	Actions Taken Under	After Tripartite
Parties	Agreement	Tripartite Agreement	Agreement

Ruilin Zhang	Mr. Zhang owed MIE $106.8 million.	Mr. Zhang assigned his $106.8 million debt to FEEL.	Mr. Zhang owed FEEL $54.7 million (equal to $106.8 million minus $52.1 million).

FEEL	FEEL owed Ruilin Zhang $52.1 million.	FEEL setoff Mr. Zhang’s $106.8 million debt with the $52.1 million it owed to Mr. Zhang.	FEEL owed MIE $81.9 million (equal to $106.8 million minus $24.9 million) prior to the declaration of the deemed dividend.

MIE	MIE owed FEEL $24.9 million.	MIE setoff the $106.8 million debt Mr. Zhang assigned to FEEL with $52.1 million MIE owed to FEEL and deemed dividends of $20.0 million.	After declaration of the deemed dividend, such amount was reduced to $61.9 million (equal to $106.8 million minus $24.9 million and $20.0 million).

Under the tripartite agreement, MIE also agreed to write-off any outstanding amount of the interim loan that FEEL owed to MIE by way of deemed dividend or otherwise upon receipt by MIE of any subscription monies from issuance and allotment of shares to third parties. Based on a negotiated arrangement with Standard Bank, the lender of our then revolving loan facility, we were permitted to issue a deemed dividend under the tripartite agreement in lieu of a cash dividend to FEEL. The deemed dividends were non-cash as FEEL used the proceeds from distributions to partially repay its outstanding balance owed to us. As a result of the deemed dividends, our retained earnings decreased and our shareholder loan receivables from FEEL also decreased by the same amount. Prior to the deemed dividend, we did not distribute any cash dividend to FEEL or pay any significant salary or bonus to Mr. Zhang.

As a result of the tripartite agreement, the loans due from MIE to FEEL was fully set off and settled as of December 31, 2008. On July 9, 2009, we declared a deemed dividend of $50 million to FEEL upon the receipt of purchase price from TPG’s subscription of preferred shares in our company. The deemed dividend was used to repay the interim loan. As of December 31, 2008 and December 31, 2009, after the set-offs under the tripartite agreement and the deemed dividend, the amount of interim loan owed to MIE was $61.9 million and $11.9 million, respectively. On March 31, 2010, we declared a deemed dividend in the amount of $11.9 million to FEEL, our sole ordinary shareholder. The deemed dividend was non-cash because it was deemed that FEEL used the proceeds from the distribution to reduce the remaining outstanding balance owed to us. As of the date of this prospectus, FEEL does not have any loan or advance owed to us.

As of December 31, 2008 and December 31, 2009, Mr. Ruilin Zhang had outstanding interest-free advances due to us of RMB3.9 million and nil, respectively. These advances were used to pay for travel,

lodging and entertainment expenses. As of the date of this prospectus, Mr. Zhang does not have any loan or advance owed to us.

We will adopt a code of business conduct and ethics prior to the completion of this offering prohibiting any employee from obtaining loans or guarantees of personal obligations from, or entering into any other personal financial transaction with, us or any entity that is our material customer, supplier or competitor. The code will not prohibit loans for legitimate business purposes approved by our audit committee and arms-length transactions with banks, brokerage firms or other financial institutions.

Restructuring of Security

On July 28, 2009, MIE entered into a five-year $200 million term loan and revolving credit facility with Citic Ka Wah Bank and Citic Bank Guangzhou. The credit facility was secured by, among other things, 51% of the ordinary shares in us held by FEEL and 51% of the ordinary shares in FEEL. Under the facility agreement, we originally agreed to procure that FEEL and the shareholders of FEEL would continue to beneficially own not less than 51% of the entire issued share capital of our company or MIE. On May 3, 2010, we entered into a supplement to the facility agreement to restructure our security arrangement with Citic Ka Wah Bank and Citic Bank Guangzhou for an aggregate fee of not less than 1.75% of the facility amount. Under the amendment, the lenders agreed to release the above share mortgages as security of the credit facility immediately before the trading of the ADSs. Concurrently, MIEH has agreed to provide a corporate guarantee for MIE’s obligations under the credit facility upon release of the share mortgages. We have also agreed to procure FEEL to continue to be our largest shareholder, holding not less than 35% of the issued share capital in our company, and maintain management control of our company. The lenders have also approved any sale of existing shares by FEEL in this offering, subject to certain undertakings by FEEL relating to the sale. For more information about the credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Transactions with Other Related Parties

MIE purchased materials and spare parts, oil well repair services and oil transportation services and rented vehicles from Jilin Guotai Petroleum Development Company, or Jilin Guotai, for an aggregate amount of RMB26.9 million. Jilin Guotai is a related party because it is held 70% by Ms. Jiangbo Zhao, the wife of Mr. Ruilin Zhang, our chairman and chief executive officer, and 30% by Mr. Jiangwei Zhao, our director and senior vice president. In 2007, 2008 and 2009, we purchased services from Jilin Guotai for an aggregate amount of RMB73.9 million, RMB98.9 million and RMB70.2 million ($10.3 million), respectively.

In 2008, MIE pledged bank deposits in the amount of RMB17.0 million to Shanghai Pudong Development Bank, Dalian Branch, to guarantee a bank loan to Jilin Guotai. In 2009, MIE further pledged deposits of RMB29.4 million ($4.3 million) to the same bank to provide additional guarantee for the bank loan to Jilin Guotai. In September 2009, the bank released all of the bank deposits pledged by MIE, and the bank loan to Jilin Guotai was fully repaid.

In 2007, 2008 and 2009, we made advances in the aggregate amount of RMB1.7 million, RMB1.6 million and RMB1.6 million ($0.2 million), respectively, to United Petroleum USA, LLC for operating capital. United Petroleum USA, LLC is a related party because it is a wholly owned subsidiary of FEEL.

Employment Agreements

See “Management — Employment Agreements.”

Stock Incentive Plan

See “Management — Stock Incentive Plan.”

REGULATION

This section sets forth a summary of the most significant PRC regulations and requirements that affect our business activities in China and the industry in which we operate.

Regulatory Framework for Sino-Foreign Cooperation in the Exploitation of Onshore Petroleum Resources

The PRC Constitution and the Mineral Resources Law provide that all mineral and oil resources in the territory of the People’s Republic of China belong to the state. Therefore, China’s oil and gas industry is subject to extensive government regulation. In 1993, the State Council promulgated the Rules on the PRC Sino-Foreign Cooperative Exploitation of Onshore Petroleum Resources (amended in 2001 and 2007), or the Petroleum Regulations, to regulate onshore crude oil and natural gas exploration and production in China by foreign entities.

Under the Petroleum Regulations, foreign companies may conduct onshore oil and gas exploration, development and production only in areas approved by the State Council. Foreign enterprises must enter Sino-foreign cooperation projects with either CNPC or Sinopec in order to conduct onshore exploitation of petroleum resources in the areas approved by the State Council. CNPC and Sinopec have the exclusive right to negotiate, sign and execute production sharing contracts with foreign enterprises. Production sharing contracts provide foreign enterprises with exclusive rights, subject to supervision by CNPC or Sinopec, to explore oil in a defined cooperative block approved by the State Council. These contracts also regulate the exploration, development, and production processes of the cooperative exploitation. All production sharing contracts are subject to the approval of the MOFCOM.

The Petroleum Regulations in conjunction with the Plan on Reform of State Council Organs, approved by the National People’s Congress in 2008, provide that the NEB, established under the administration of the NDRC, is responsible for dividing and assigning cooperative blocks for Sino-foreign cooperation projects based on the areas approved by the State Council, determining the forms of cooperation, organizing the formulation of relevant plans and policies, and reviewing and approving the overall development plans for the oil or gas fields submitted by the foreign contractors.

Investment Protection for Foreign Contractors

The Petroleum Regulations protect the cooperative exploitation activities, investments, profits and lawful interests of foreign contractors in order to promote Sino-foreign cooperation projects for the exploitation of onshore petroleum resources. Under PRC law, the state cannot lawfully expropriate the investments and incomes of foreign contractors except when required by public policy. Under these special circumstances, the state may expropriate a part or all of the oil receivable by foreign contractors from the cooperative exploitation for adequate compensation and in accordance with legal procedures.

Production Sharing Contracts

Foreign enterprises must cooperate with CNPC or Sinopec in order to conduct exploitation of onshore oil and gas resources in China. Foreign enterprises generally enter into these cooperative relationships by means of a bidding process or bilateral negotiations with CNPC or Sinopec. The foreign entity and its cooperative Chinese petroleum company must set out the terms of their cooperation and the cooperative project in a production sharing contract. Under the production sharing contract, CNPC or Sinopec, on behalf of the state, grants the foreign enterprise exclusive rights, subject to supervision by CNPC or Sinopec, to explore oil in a defined cooperative block within the areas approved by the State Council. The NDRC, or a department designated by the State Council, may periodically adjust the pre-defined cooperative block, subject to the conditions of the production sharing contract. All production sharing contracts are subject to MOFCOM’s approval. Foreign contractors and its cooperative Chinese petroleum company may also enter into other cooperative contracts relating to the exploitation of onshore oil resources in the approved cooperative blocks. These contracts must be filed with the MOFCOM.

Under the current PRC law, PetroChina, a subsidiary of CNPC, does not have the right to negotiate and execute production sharing contracts directly with foreign oil and gas companies. However, CNPC may assign its commercial and operational rights and obligations under a production sharing contract to PetroChina, subject to the approval of MOFCOM.

Development Plans and Operatorship of Petroleum Fields

Under the Petroleum Regulations, the operator is responsible for formulating the overall development plans for the oil and gas fields assigned under the production sharing contract. The overall development plans should discuss the economical, environmental, geological, geophysical, legal and technological aspects of the proposed development. All overall development plans are subject to NDRC or NEB’s approval.

Unless otherwise provided in PRC law or the production sharing contract, the foreign contractor is solely responsible for implementing the overall development plans until the cooperative Chinese petroleum company takes over the operation. The foreign contractor must provide the full investment for prospecting the cooperative block and is solely responsible for the prospecting operations and all related risks. If the foreign contractor discovers an oil or gas field of commercial exploitation value, the cooperative Chinese petroleum company shall then jointly invest in the cooperative development of the field with the foreign contractor. As provided in the production sharing contract, the foreign contractor will remain solely responsible for the development and production operations of the cooperative block until the cooperative Chinese petroleum company takes over the operation of the oil or gas field, as agreed in the production sharing contract. Production sharing contracts typically provide that the cooperative Chinese petroleum company may replace the foreign contractor as the operator of the cooperative project once the foreign contractor has fully recovered its developmental costs. The investments of foreign contractors shall be in U.S. dollars or other freely convertible currencies.

Sale of Petroleum Production and Compensation of Foreign Contractors

In accordance with the production sharing contract, the foreign contractor may recover its expenses and investments in the cooperative block and may be entitled to returns from the cooperative petroleum production. The foreign contractor may send its recovered investment, profits, and other lawful income abroad in accordance with PRC law and the production sharing contract. The foreign contractor may also ship abroad its petroleum receivable or any purchased petroleum, in accordance with PRC law. If the foreign contractor wants to sell its petroleum receivable within the PRC, the sale will generally be made either to CNPC or Sinopec or be made in a manner mutually agreed upon by the foreign contractor and CNPC or Sinopec, as long as such sale is in accordance with state laws governing the sale of petroleum products in the PRC.

Ownership of Data and Assets

In accordance with the Petroleum Regulations and the terms of the production sharing contracts, foreign contractors are required to timely and accurately report the status of their cooperative petroleum operations to the cooperative Chinese petroleum company. The foreign contractor must obtain and submit data, records, samples, evidence and other similar original materials from its petroleum operations to the cooperative Chinese petroleum company. The foreign contractor must also submit technological, economic, administrative, financial and accounting reports to the cooperative Chinese petroleum company. The ownership of all data, evidence, reports, and other information belongs to the cooperative Chinese petroleum company. Any use, transfer, donation, exchange, sale, publication, or shipment of such data, records, samples, evidence, reports, or other original materials submitted by the foreign contractor must be conducted in accordance with PRC laws.

All assets purchased and created by foreign contractors pursuant to their performance of a production sharing contract, except for equipment leased from a third party, shall vest in the cooperative Chinese petroleum company once the foreign contractor has been fully compensated in accordance with the terms of the production sharing contract or upon the expiration of the production period for the cooperative oil or gas fields. During the term of the contract, use of the assets by the foreign contractor is governed by the terms of the production sharing contract.

Foreign Exchange Issues Relating to Implementing the Production Sharing Contracts

Capital account items, such as direct equity investments, loans, and repatriation of investments, require prior approval from the State Administration of Foreign Exchange, or SAFE, or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Currently, PRC laws and regulations do not provide clear criteria for obtaining SAFE approval. Generally speaking, SAFE and its local branches have broad discretion on the issuance of approval. On August 10, 2006, SAFE issued Reply No. 222 on the topic of the Settlement and Surrender of Foreign Exchange for the China Natural Petroleum Corporation Project relating to the Exploitation of Onshore Oil Resources in Cooperation with Foreign Parties to provide further guidance regarding obtaining SAFE approvals. Reply No. 222 states that foreign contractors may apply to SAFE or its local branches for approval of a foreign exchange settlement plan by providing required and valid documentation; upon receiving approval from SAFE, foreign contractors may then apply for foreign exchange settlements with an Authorized Financial Institution.

Land Remediation

The Mineral Resources Law and its supplementary regulations govern the exploring and mining of mineral resources within the PRC. These laws also regulate the process of closing down mines to promote land recovery and environmental protection. In order to close down a mine, the mine operator must develop and submit a geological report and an application to the relevant governmental authorities one year prior to the proposed closing-down date. Upon receiving approval of the closure report, the mine operator must either take land remediation actions to promote soil conservancy, land recovery and environmental protection of the mined area or pay the full cost for land remediation. After remediation of the mined area is complete, the mine operator can apply for a revocation of its mining license to the original licensing authorities upon presentation of evidence of completed land remediation. Under the terms of the production sharing contracts, the operator of the cooperative block shall level, restore or reclaim the exploitation sites upon completion of petroleum production in accordance with the Mineral Resources Law and relevant local rules and regulations.

Exploration Licenses and Production Licenses

The Mineral Resources Law authorizes the Ministry of Land and Resources to exercise administrative authority over the exploration and production of mineral resources within the PRC, including the authority to issue exploration and production licenses. Applicants for exploration and production licenses must be approved by the State Council as companies who may engage in oil and gas exploration and production activities in the PRC.

In order to receive a license to explore a specified block of land, applicants for exploration licenses must register their intended exploration blocks with the Ministry of Land and Resources. Holders of exploration licenses are required to make progressively increasing annual minimum exploration investments in their registered exploration blocks. The required minimum investment in an exploration block is RMB2,000 ($293.0) per square kilometer for the first year of exploration, RMB5,000 ($732.5) per square kilometer for the second year, and RMB10,000 ($1,465.0) per square kilometer for subsequent years. Additionally, each license holder has to pay an annual exploration license fee that starts at RMB100 ($14.7) per square kilometer for each of the first three years of exploration and increases by an additional RMB100 ($14.7) per square kilometer each subsequent year up to a maximum of RMB500 ($73.3) per square kilometer. The maximum term of an oil and natural gas exploration license is seven years, but the license holder may renew the license twice, each time for a two-year term, upon the expiration of the previous term. At the exploration stage, an applicant may also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proven.

Once the exploration license holder has detected and confirmed the quantity of reserves in its block of land, the holder must in a timely manner submit reserve reports to the relevant authorities for approval and apply for a production license. The Ministry of Land and Resources grants production licenses to applicants based on their approved reserve reports, which present economic evaluations of the reserves, market conditions, and plans for development of the land. Production license holders must pay an annual production right usage fee of RMB1,000 ($146.5) per square kilometer. Administrative rules issued by the State Council provide that the maximum term for a production license is 30 years. With special approval from the State Council, the Ministry of Land and Resources can issue production licenses for terms that are coextensive with the productive life of assessed proved reserves as projected in the reserve reports. Generally, the holders of a full production license must also obtain a land use rights certificate for industrial land use in order to use a block of land for development and production of mineral resources.

Supervision and Administration over Branches of Foreign Companies

Under the PRC Company Law, in order for a foreign company to establish a local branch in the PRC, the foreign company must submit an application to the relevant authorities in the PRC for the establishment of such local branch and provide the required documentation, for example, articles of incorporation and the company’s registration certificate issued by the jurisdiction in which the foreign company was established. Once the application is approved, the foreign company shall register with the applicable branch of the state administration for industry and commerce and obtain a business license. The foreign company will be fully liable for the business operations of its local branches in China as PRC law does not recognize the local branch of a foreign company as a distinct legal entity.

Labor Laws and Social Insurance

The major sources of labor laws and regulations in the PRC include the PRC Labor Law, the PRC Labor Contract Law, the Implementation Regulations of the PRC Labor Contract Law, the Regulations of Insurance for Work-related Injury, the Interim Provisions on Registration of Social Insurance and the Interim Regulations on the Collection and Payment of Social Insurance Premiums.

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with employees in order to establish an employment relationship. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with a relevant training of workplace safety. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

Foreign enterprises in China are entitled to hire employees through labor dispatch enterprises, such as Foreign Enterprise Service Co., Ltd., or FESCO, which are authorized to enter into employment contracts with local employees and dispatch employees to foreign enterprises. Labor dispatch enterprises and foreign enterprises have certain responsibilities to employees according to the PRC laws and dispatching agreements they entered into.

As required under the Regulation of Insurance for Labor Injury, Provisional Insurance Measures for Maternity of Employees, Interim Regulation on the Collection and Payment of Social Insurance Premiums and Interim Provisions on Registration of Social Insurance, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, injury insurance and medical insurance.

Production Safety

The PRC Production Safety Law and its implementation rules provide stringent production safety requirements for mining operations, including: (i) mining entities shall establish an administrative organ for production safety or have full-time personnel for the administration of production safety; (ii) these persons in charge of production safety must have passed production safety examinations; (iii) safety appraisals shall be made for mining construction projects according to the relevant regulations; (iv) the safety facility designs of the mining construction projects shall be subject to the examination and approval of the relevant departments according to the relevant regulations; (v) safety facilities shall be constructed according to the approved safety facility designs and the mining entities shall be responsible for the quality of these constructions; (vi) after a mining construction project is completed, but before it is put into production or use, the safety facilities constructed for the project shall be subject to review and approval according to the relevant laws and administrative regulations; and (vii) mining entities shall establish emergency rescue organizations. If a production or business operation is small in scale, it may designate part-time emergency rescue persons instead of establishing an emergency rescue organization. The mining entities shall always be equipped with regularly serviced and maintained rescue and emergency equipment.

According to the PRC Safety Production Permit Regulation and the implementation rules for non-coal mining enterprises, a mining enterprise shall obtain a safety production license for its operation. According to the Temporary Regulation for Safety Expense Financial Management of High Risk Industries, enterprises engaged in high-risk industries must set aside funds as a safety fee. For a mineral enterprise which produces petroleum, a safety fee equal to RMB17 per ton of crude oil produced must be set aside monthly. If the balance in the safety fee account for the previous year amounts to 5% for small or medium-sized enterprises, or 2% for large enterprises, of sales revenue for the previous year or more, such an enterprise may defer contributions to the safety fee or reduce the amount set aside in the current year, subject to approval by relevant government authorities. Local regulations that set more stringent requirements than the national-level regulations for safety fees may also apply. According to the local regulations applicable in Jilin Province, the safety fees set aside by non-coal mineral enterprises must be no less than 2% of annual sales revenue.

Environmental Protection

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. There are national and local standards applicable to emissions control, discharges to surface and subsurface water, and the generation, handling, storage, transportation, treatment and disposal of solid waste materials.

According to the Environmental Protection Law of the PRC, The Law of the PRC on Appraising Environmental Impacts, the Law of the PRC on Appraising Environmental Impacts, Measures for Environmental Protection Check and Acceptance of Completed Construction Projects, a company is required to register or file an environmental impact report with the relevant environmental bureau for approval before it undertakes any construction of a new production facility or any major expansion or renovation of an existing production facility. The new facility or the expanded or renovated facility will not be permitted to operate unless the relevant environmental bureau finds that the facility has installed sufficient environmental equipment to meet its environmental protection requirements. A company that wishes to discharge pollutants, whether it is in the form of emission, water or materials, must submit a pollutant discharge declaration statement detailing the amount, type, location and method of treatment. After reviewing the pollutant discharge declaration, the relevant environmental bureau will determine the amount of discharge permitted under the law and will issue a pollutant discharge license for that amount of discharge subject to the payment of discharge fees. If a company discharges more than what is permitted in the pollutant discharge license, the relevant environmental bureau can fine the company up to several times the discharge fees payable by the offending company for its allowable discharge, or require the offending company to close its operation to remedy the problem.

Supervision and Administration over the Use of Land

All land in the PRC is either state-owned or collectively owned by local residents, depending on the location of the land. All land in the urban areas of a city or town is state-owned, and all land in the rural areas of a city or town and all rural land is, unless otherwise specified by law, collectively owned by local residents.

In April 1988, the PRC Constitution, or the Constitution, was amended by the National People’s Congress to allow for the transfer of land use rights for value. In December 1988, the Land Administration Law was amended to permit the transfer of land use rights for value. In accordance with the Land Administration Law amended in 2004, a construction unit may obtain state-owned land use rights through grant or by other means with consideration. But the following land may be obtained through governmental allocation with the approval of the people’s government at and above the county level according to law: (i) land for use by government organs and for military use; (ii) land for building urban infrastructure and for public welfare undertakings; (iii) land for building energy, communications and water conservancy and other infrastructure projects supported by the state; and (iv) other land as provided for by the law and administrative decrees.

Under the Interim Regulation of the People’s Republic of China Concerning Granting and Transferring of State-Owned Land Use Rights in Urban Areas, or the Urban Land Regulations, all local and foreign enterprises are permitted to acquire land use rights unless the law provides otherwise. The state cannot resume possession of land use rights lawfully obtained by the land user prior to expiration of the term of grant, unless public interest requires the reclamation of land by the state, at which time the state will provide just compensation for the land. A land user may lawfully assign, mortgage or lease its granted land use rights to a third party for the remainder of the term of grant. Under the Urban Land Regulations, there are different maximum periods of grant for different uses of land: 70 years for residential purposes; 40 years for commercial, tourism and entertainment purposes; 50 years for industrial, public utilities, comprehensive or other purposes.

On March 16, 2007, the National People’s Congress promulgated the Real Properties Rights Law of China effective from October 1, 2007, which stipulates that the construction land use rights may be created through grant or allocation. For land used for industrial, business, entertainment or commercial residential purposes, the construction land use rights must be granted by means of public tender, auction or listing-for-sale. According to the Reply regarding Construction Land Used for Drilling and Auxiliary Facilities for Petroleum and Natural Gas Industry, a petroleum enterprise may apply for land use rights at land administrative departments at the county level. Pursuant to the Articles 47 and 57 of Land Administration Law of the PRC, a petroleum enterprise applying for land use rights shall execute contracts for the use of the land with the proper land administrative departments or rural collective organizations or villagers committees, depending on the ownership of the land, and pay land compensation fees for the use of the land.

Supervision and Administration over Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Currency Administration Rules (promulgated and amended on August 5, 2008) and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange. Under the above-referenced rules, for current account items such as trade and service-related foreign exchange transactions, entities or individuals inside the PRC can either retain their foreign exchange income or sell it to financial institutions engaged in the business of foreign exchange settlements and sales; additionally, they can make foreign exchange payments with their own foreign exchange or with foreign exchange purchased from an authorized financial institution. Capital account items, such as direct equity investments, loans, and repatriation of investments, require prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

The People’s Bank of China, or PBOC, publishes the Renminbi exchange rate against other major currencies. The PBOC rate is set by reference to the previous day Renminbi trading price on the inter-bank foreign exchange market compared to the trading prices of other major currencies. When conducting foreign exchange transactions, the authorized financial institutions may, based on the exchange rate published by the POBC and subject to certain limits, freely determine the applicable exchange rate.

Notice of the State Administration of Foreign Exchange on Exchange Control Issues Relating to Financing and Reverse Investment by Persons Resident in the PRC Through Offshore Special Purpose Vehicles

Domestic residents who plan to establish or control an offshore special purpose vehicle must conduct foreign exchange registration with the local foreign exchange authority. Domestic residents who have contributed their assets or shares of a domestic enterprise into an offshore special purpose vehicle or who have raised funds offshore after such contribution must conduct foreign exchange registration or filing for the modification of the record concerning the offshore special purpose vehicle with the local foreign exchange authority. Domestic residents who are the shareholder of an offshore special purpose vehicle are required to go through registration for the modification of the record with the local foreign exchange authority within 30 days from the date of any major capital change event, such as an increase/decrease of capital, share transfer, share swap, merger or division, long term equity or debt investment or foreign guarantee where no reverse investment is involved.

Taxes and Levies in the Petroleum Industry

Royalty

According to the Interim Regulation on the Payment of Mining Royalty for the Sino-Foreign Cooperative Exploitation of Onshore Petroleum, Sino-foreign enterprises that are involved in the exploitation of onshore petroleum resources are required to pay a royalty that is calculated and charged based on the total crude oil or natural gas output of each petroleum field for each calendar year and the mining area usage fee rate. Chinese tax authorities administer and collect the royalty fee. The China Petroleum Development Company serves as the payment agent for the royalty fee. The withholding agent and payment agent must make the royalty payment within the time limit prescribed by the tax authorities. Otherwise, the tax authorities shall impose a late payment penalty of 1:1000 per day in the amount of the royalties in arrears, commencing on the first day the payment becomes overdue.

Operators of an oil field must also provide tax authorities with production data and other information relating to the oil field, as required, within 10 days of the end of each quarter. The tax authorities may, in their discretion, impose a penalty not greater than RMB5,000 ($732.5) on any oil field operator who fails to timely submit such production data and other required information. Additionally, the relevant PRC tax authorities may impose a penalty on any operator who submits false data in an amount no greater than five times the actual royalty payable.

Special Levy

According to the State Council’s Decision to Impose a Special Oil Gain Levy and Measures for the Administration of the Collection of Special Petroleum Proceeds, enterprises that independently exploit and sell crude oil from fields within areas owned by the PRC and enterprises that exploit and sell crude oil in the form of equity or contractual joint ventures from fields in areas owned by the PRC shall pay special petroleum proceeds. These special petroleum proceeds constitute non-tax revenues for the central government’s treasury and shall be incorporated into the budgetary management of the central government’s treasury.

The Ministry of Finance shall be responsible for the administration and collection of the special petroleum proceeds. PetroChina, Sinopec and CNOOC shall pay the special petroleum proceeds to the Ministry of Finance. Local oil companies shall pay the special petroleum proceeds to the local financial supervision commissioners’ offices under the administration of the Ministry of Finance. Any Chinese petroleum company party to a Sino-foreign petroleum joint venture must withhold an amount equal to their special petroleum proceeds payable for the benefit of the joint venture.

The special petroleum proceeds are paid or payable on the portion of income realized by any petroleum exploitation companies from the sale of domestic crude oil at prices higher than $40 per barrel. The levy is calculated and charged at progressive ad valorem rates for five grades, ranging from 20% to 40% according to the price of crude oil.

The special petroleum proceeds will be calculated on the basis of the monthly weighted average price of the crude oil sold by the oil company.

If a petroleum enterprise fails to pay the special petroleum proceeds in a timely manner, the tax authority shall impose a late payment penalty on the enterprise in the amount of 0.05% of the special petroleum proceeds in arrears per day, commencing from the first day on which the payment becomes overdue. The tax authorities shall not, at their discretion, exempt petroleum enterprises from paying the special petroleum proceeds or reduce the amount of such proceeds payable.

The Supplemental Notice Regarding the Relevant Issues of Collection of Special Petroleum Proceeds by the Ministry of Finance further provides that each party to a Sino-foreign cooperative project for the exploitation of onshore petroleum is required to pay the petroleum special proceeds. The payment for each party shall be calculated and charged based on the allocation price periodically determined by the parties.

Value Added Tax

Under the Provisional Regulations of the PRC Concerning Value Added Tax, a value-added tax is imposed on goods sold in or imported into the PRC and on processing, repair and replacement services provided within the PRC. Furthermore, pursuant to the Notice of the State Council on Relevant Problems Concerning the Application of the Provisional Regulations on Value Added Tax, Consumption Tax, Business Tax to Enterprises With Foreign Investment and Foreign Enterprises and the Notice of State Administration of Taxation on the Relevant Issues Concerning Payment of Value-Added Tax in Connection with Sino-Foreign Cooperative Exploitation of Petroleum Resources, a value added tax shall be levied in kind at rate of 5.0% on all crude oil and natural gas exploited from Sino-foreign cooperation oil and gas fields.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands incorporated company and our affairs are governed by our amended and restated memorandum and articles of association, supplemented or substituted from time to time, and the Companies Law (2009 Revision) of the Cayman Islands, as amended, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital is $230,000, consisting of 150,000,000 ordinary shares, with a par value of $0.001 each, 30,000,000 series A preferred shares, with a par value of $0.001 each and 50,000,000 series B preferred shares, with a par value of $0.001 each.

We will adopt a new memorandum and articles of association which will take effect upon closing of this offering and our authorized share capital will be US$10,000,000, consisting of 10,000,000,000 ordinary shares, with a par value of $0.001 each. The following are summaries of material provisions of our proposed memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering

History of Share Issuances and Transfers

Our company was incorporated by Mapcal Limited on behalf of FEEL in the Cayman Islands on March 20, 2008 as an investment holding limited liability company. On January 12, 2009, FEEL restructured some subsidiaries in preparation for a public offering of our shares and as part of an arrangement under MIE’s existing revolving banking facility. Pursuant to the Restructuring, we issued and sold 99,999,000 ordinary shares to FEEL in exchange for 50,000 ordinary shares of MIE, representing the entire interest in MIE held by FEEL at the time of the exchange. Upon the exchange, MIE became our wholly owned subsidiary and Mr. Zhao and Mr. Zhang, through their control over FEEL, remained as our ultimate controlling shareholders.

On January 12, 2009, FEEL repaid the $5 million loan from Standard Bank by transferring 1,970,490 ordinary shares of MIEH to Standard Bank. Standard Bank entered into a share purchase agreement with FEEL, Mr. Ruilin Zhang, Mr. Jiangwei Zhao and Mr. Zhiguo Shang for such shares. Under the share purchase agreement, Standard Bank has the right to convert the ordinary shares into preferred shares, if preferred shares are issued to new investors. FEEL also granted Standard Bank an option to purchase an additional $8 million worth of ordinary or preferred shares.

On June 19, 2009, TPG entered into a share purchase agreement with us to subscribe for 21,457,490 shares of series A preferred shares for a consideration of $53.0 million. The series A preferred shares are convertible, at the option of the holder, at any time into our ordinary shares and will automatically convert into our ordinary shares immediately prior to the consummation of a qualified initial public offering or 48 months after the completion date of the series A preferred shares financing by TPG. Each series A preferred share is initially convertible into one ordinary share, and no fractional ordinary shares shall be issued upon conversion of series A preferred shares. We issued series A preferred shares to TPG on July 9, 2009.

On July 9, 2009, Standard Bank, FEEL, TPG, MIE and we entered into a shareholders’ agreement, the details of which are set out in “Related Party Transactions — Private Placement.”

On October 26, 2009, we entered into a shares purchase agreement with FEEL and its shareholders, MIE and Sino Link Limited, an indirect subsidiary of CITIC Group, pursuant to which FEEL transferred 3,643,730 series A preferred shares to Sino Link Limited for a consideration of $9 million. As FEEL was not at that time the holder of series A preferred shares, MIEH repurchased 3,643,730 ordinary shares held by FEEL and issued in exchange 3,643,730 series A preferred shares, which were then transferred to Sino Link Limited on October 30, 2009.

On October 30, 2009, FEEL entered into an agreement to buy back 1,970,490 ordinary shares of MIEH from Standard Bank and an option termination agreement to terminate the option to purchase an additional $8 million worth of ordinary or preferred shares. On the same date, we entered into an amended and restated shareholders’ agreement with TPG Star Energy Ltd., FEEL, Sino Link and MIE, the details of which are set out in “Related Party Transactions — Private Placement.”

On December 16, 2009, TPG transferred 1,287,550 series A preferred shares to TPG Co-Invest, an affiliate of TPG. On the same day, we entered into an agreement of adherence with TPG Co-Invest, TPG, Sino Link Limited, FEEL and MIE pursuant to which TPG Co-Invest became bound by the terms and conditions of the amended and restated shareholders’ agreement dated October 30, 2009.

On February 5, 2010, FEEL, our controlling shareholder, entered into a shares purchase agreement with Harmony Energy, a direct wholly owned subsidiary of Ever Union Capital Limited, Mr. Ruilin Zhang, Mr. Jiangwei Zhao, MIE and us, pursuant to which FEEL transferred 36,425,120 series B preferred shares to Harmony Energy for a consideration of $90 million. As FEEL was not the holder of series B preferred shares at the time of entering into the shares purchase agreement, MIEH repurchased 18,212,560 ordinary shares held by FEEL and issued in exchange 36,425,120 series B preferred shares, which were then transferred to Harmony Energy on March 10, 2010. Neither Harmony Energy nor Ever Union Capital Limited is a related party of our company, FEEL or FEEL’s shareholders. The transaction was approved by our shareholders and board of directors on March 10, 2010. The proceeds of the transaction will be used by FEEL for its own investment purposes. We did not receive any cash consideration for the issuance of the series B preferred shares. The series B preferred shares are convertible, at the option of the holder, at any time into our ordinary shares and will automatically convert into our ordinary shares immediately prior to the consummation of a qualified initial public offering or 48 months after the completion date of the series A preferred share financing by TPG. Series B preferred shares shall initially be convertible into ordinary shares at the ratio of two preferred shares to one ordinary share. No fractional ordinary shares shall be issued upon conversion of series B preferred shares, and in lieu of any fractional shares, we will pay cash to such holder.

Each series A or series B preferred share is entitled to participate in the dividends paid on, other than deemed dividends, and voting rights given to the ordinary shares on an as-if-converted basis. Each series A or series B preferred share is convertible, at the option of the holder at any time, into fully paid ordinary shares at the applicable conversion ratio. In the event of a liquidation, dissolution or winding up of our company, the available assets and funds of our company are distributed to the series A and series B preferred shareholders, on a pro rata basis, prior and in preference to any distribution of any of the assets or funds of our company to the holders of ordinary shares. The holders of the series A preferred shares are entitled to recover the original purchase price and, if a put given to series A preferred shareholders is exercised, an amount that would result in the shareholders obtaining a compounded rate of return of 15% from the issue of the series A preferred shares, less any distributions made to the shareholders during the investment period. The holders of the series B preferred shares are entitled to recover the original purchase price.

On April 16, 2010, our shareholders approved a 10-to-1 share split of our ordinary shares, series A preferred shares and series B preferred shares which became effective immediately. At the same time, the par value of the shares was changed from $0.01 per share to $0.001 per share. Unless otherwise noted, all share information and per share data included in the prospectus and accompanying financial statements has been adjusted to reflect this share split and change in par value.

Save as disclosed in this prospectus, there has been no other alteration in the share capital of our subsidiary in the two years preceding the date of this prospectus.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our company by ordinary resolution of the shareholders, subject to the Companies Law. No dividend declared by our company shall exceed the amount recommended by the directors.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is decided by a poll. A quorum required for a meeting of shareholders consists of shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, holding at least one-third of the issued voting share capital.

Although not required by the Companies Law, we expect to hold annual shareholders’ meetings as required by New York Stock Exchange and such meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our issued voting share capital. Advance notice of at least 21 calendar days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any shares that are authorized but unissued.

Transfer of Shares

Subject to the restrictions of our memorandum and articles of association, as applicable, a shareholder may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in the usual or common form or any other form approved by our board. Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share that is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they must, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after notice has been given by advertisement in one or more newspapers or by any other permissible means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine. However, the registration of transfers may not be suspended, and the register may not be closed, for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares must be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our directors, before the issue of the shares.

Variation of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.

Shareholder Suits

The Cayman Islands courts can be expected to follow English case law precedents. The Cayman Islands courts have applied and followed common law principles that permit a minority shareholder to commence a class action against the company or a derivative action in the name of the company to challenge (1) an act that is outside the company’s corporate powers or that is illegal, (2) an act constituting a fraud against the minority shareholders where the wrongdoers are themselves in control of the company, and (3) an action requiring a resolution passed by a qualified or special majority that has not been obtained.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our post-offering memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Under Cayman Islands law, a corporation may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held. Our post-offering memorandum and articles of association allow shareholders to act by written resolutions.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director.

As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not provide for cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under our post-offering memorandum and articles of association, directors can be removed by the passing of a special resolution of the shareholders or by the board of directors if such a director is absent from three consecutive board meetings without special leave of absence.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the noncontrolling shareholders.

Dissolution and Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under our post-offering memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets only by the vote of holders of a majority of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the consent in writing of the holders of two-thirds of the issued shares of that class or the sanction of a special resolution passed at a general meeting of holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents maybe amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Our post-offering memorandum and articles of association may be amended with the vote of holders of two-thirds of our shares entitled to vote in person or by proxy at a shareholder meeting.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Registration Rights

We granted certain registration rights to the series A preferred shareholders on April 22, 2010.

Demand Registration Rights.  At any time commencing 180 days after the initial public offering, holders of 50% the series A preferred shares have the right to demand that we file a registration statement under the Securities Act covering the offer and sale of securities of the series A preferred shareholders, or collectively, the Designated Holders, so long as the market value of the aggregate amount of securities to be registered under the registration statement exceeds $20 million. The Designated Holders shall be entitled to request two registrations, excluding registrations on Form F-3 which shall have no such limit. We have the ability to delay or suspend the filing of a registration statement for 45 consecutive days if we furnish to the Designated Holders a copy of the resolution of our board of directors stating that our board has determined there is a bona fide business purpose to prevent the filing of a registration statement containing disclosure adverse to our interest.

Form F-3 Registration Rights.  When we become eligible for use of Form F-3, 50% or more of the Designated Holders have the right to request that we file a registration statement on Form F-3, including the filing of a registration statement for an offering on a delayed or continuous basis, so long as the market value of the aggregate amount of securities to be registered under the registration statement exceeds $20 million.

Piggyback Registration Rights.  If we propose to file a registration statement with respect to an offering for our own account or for the account of any person that is not a Designated Holder, we must offer the Designated Holders the opportunity to include their securities in the registration statement. We must cause the underwriters in any underwritten offering to permit any such Designated Holder who so requests to include its securities in the offering on the same basis as our securities.

Expenses of Registration.  We and the Designated Holders will pay for costs and expenses relating to the demand and piggyback registrations on a pro rata basis based on the amount of securities to be registered in the offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the Depositary for the American depositary shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American depositary shares are frequently referred to as “ADSs” and represent rights and interests in securities that are on deposit with the Depositary. ADSs may be represented by certificates that are commonly known as “American depositary receipts” or “ADRs.” The Depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We will appoint Citibank as Depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each two ADSs represent the right to receive five ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the Depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the Depositary. As an ADS holder you appoint the Depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the Depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the Depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the Depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the Depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the Depositary to the holders of the ADSs. The direct registration system includes automated transfers between the Depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the Depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The Depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Ordinary Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the Depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the Depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the Depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the Depositary and we will assist the Depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The Depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The

Depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The Depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the Depositary; or

•	it is not reasonably practicable to distribute the rights.

The Depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the Depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the Depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the Depositary in determining whether such distribution is lawful and reasonably practicable.

The Depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the Depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the Depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the Depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the Depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the Depositary may sell all or a portion of the property received.

The Depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the Depositary; or

•	the Depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will timely notify the Depositary. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the Depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The Depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the Depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the Depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The Depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the Depositary may not lawfully distribute such property to you, the Depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The Depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The Depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the Depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The Depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the Depositary. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the ordinary shares;

•	the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the Depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the Depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the Depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the Depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the Depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the Depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the Depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the Depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the Depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the Depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the Depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital — Ordinary Shares — Voting Rights.”

At our request, the Depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by the ADSs and a brief statement as to the manner in which such voting instructions may be given to the Depositary. The notice will also include a statement that voting instructions may be deemed to have been given if no instructions are received prior to the deadline set for such purposes to the Depositary to give a discretionary proxy to a person designated by us.

We have advised the Depositary that under our new articles of association, which will take effect upon closing of this offering, any resolution put to the vote of a meeting of the shareholders shall be decided on a poll. Under our new articles of association, a poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

If the Depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with the voting instructions received from such holder of ADSs.

If (i) we shall have timely requested that the Depositary distribute materials to the holders in connection with a meeting at which the holders of Deposited Securities are entitled to vote and (ii) the Depositary does not receive timely instructions from a holder on or before the date established by the Depositary for such purpose, such holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to the securities represented by such holder’s ADSs, and the Depositary shall give such discretionary proxy to the person designated by us, except that no discretionary proxy shall be given with respect to any matter as to which we inform the Depositary that (x) we do not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of shareholders.

Please note that the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the Depositary:

Service	Fees

• Issuance of ADSs	Up to US 5¢ per ADS issued
• Cancellation of ADSs	Up to US 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to US 5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US 5¢ per ADS held
• Depositary Services	Up to US 5¢ per ADS held on the applicable record date(s) established by the Depositary
• Transfer of ADRs	US$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the Depositary and certain taxes and governmental charges such as:

•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the Depositary banks by the brokers (on behalf of their clients) receiving the newly issued ADSs from the Depositary banks and by the brokers (on behalf of their clients) delivering the ADSs to the Depositary banks for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the Depositary services fee are charged by the Depositary banks to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the Depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the Depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the Depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the Depositary.

In the event of refusal to pay the Depositary fees, the Depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the Depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the Depositary. You will receive prior notice of such changes.

The Depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the Depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the Depositary may agree from time to time.

Amendments and Termination

We may agree with the Depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the Depositary to terminate the deposit agreement. Similarly, the Depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the Depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the Depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the Depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the Depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The Depositary will maintain ADS holder records at its Depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The Depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the Depositary’s obligations to you. Please note the following:

•	We and the Depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The Depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The Depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the Depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the Depositary disclaim any liability if we or the Depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, any provision of or governing the securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the Depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our amended and restated memorandum and articles of association or in any provisions of or governing the securities on deposit.

•	We and the Depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the Depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the Depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the Depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The Depositary may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The Depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the Depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The Depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The Depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the Depositary and to the custodian proof of taxpayer status and residence and such other information as the Depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the Depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The Depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the Depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares or our ADSs, and while we have applied to list our ADSs on the New York Stock Exchange, we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs. Future sales of substantial amounts of our ordinary shares or ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of ordinary shares or our ADSs in the public market in the United States, including ADSs representing ordinary shares issued upon exercise of outstanding options or warrants, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have 151,457,490 outstanding ordinary shares, including ordinary shares represented by ADSs. Of that amount, 30,000,000 ordinary shares represented by ADSs will be publicly held by investors participating in this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs, and 99,601,200 ordinary shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable in the United States by persons other than our “affiliates” without restriction or further registration under the Securities Act. Ordinary shares or ADSs purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.

The 121,750,320 ordinary shares held by existing shareholders are, and those ordinary shares issuable upon exercise of options and warrants outstanding following the completion of this offering will be, “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-Up Agreements

We have agreed for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, without the prior written consent of the underwriters:

•	any of our ordinary shares or Depositary shares representing our ordinary shares;

•	any shares of our subsidiary or controlled affiliates or Depositary shares representing those shares; or

•	any securities that are substantially similar to the ordinary shares or Depositary shares referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive ordinary shares, other shares or Depositary shares referred to above.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned “restricted securities” within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned “restricted securities” for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1.0% of the number of our ordinary shares then outstanding, which will equal approximately 1,514,575 ordinary shares immediately after this offering; or

•	the average weekly reported trading volume of our ADSs on the New York Stock Exchange during the four calendar weeks proceeding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 by persons who are deemed to be our affiliates are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons who acquired ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the current information or six-month holding period requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Holders of our series A preferred shares are entitled to request that we register their securities under the Securities Act. See “Description of Share Capital — Registration Rights.”

TAXATION

The following is a discussion of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local, non-U.S., non-PRC and non-Cayman Islands tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Zhong Lun Law Firm, our PRC counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it represents the opinion of Latham & Watkins, our U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the New EIT Law of 2007 and its Implementation Regulations, both of which became effective on January 1, 2008, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise. The “de facto management body” is defined as an organization that exercises material and full management and control over matters including the enterprise’s production and operations, personnel, finance and property. At present, the PRC tax authorities have not issued any guidance on the application of the New EIT Law and its Implementation Regulations on offshore enterprises which are not controlled by Chinese enterprises or Chinese group enterprises. As a result, it is unclear what factors will be used by the PRC tax authorities to determine whether we are a “de facto management body” in China. However, a substantial number of our management members reside in the PRC, and almost all of our revenues derive from our operations in the PRC. We may therefore be treated as a resident enterprise for PRC tax purposes and be subject to an enterprise income tax rate of 25% on our worldwide income.

Under the previous PRC tax laws and regulations, dividends paid by us to our overseas investors or capital gains realized by our overseas investors through transfer or disposition of our ADSs were not subject to PRC withholding tax or income tax. If we are deemed to be a PRC “resident enterprise” under the “de facto management body” test of the New EIT Law and Implementation Rules, dividends on our ADSs or capital gains through transfer or disposition of our ADSs may be regarded as income from “sources within the PRC.” Therefore, the dividends payable to or capital gains realized by our investors that are “non-resident enterprises,” which do not have an establishment or place of business in China, or which have an establishment or place of business in China but the dividends or capital gains are not substantially related to such establishment or place of business in China, may be subject to a 10% witholding tax. However, it is unclear whether the dividends we pay or capital gains would be treated as income derived from sources within the PRC and be subject to PRC tax.

U.S. Federal Income Taxation

Introduction

The following discussion applies only to U.S. Holders that hold the ordinary shares or ADSs as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under

U.S. federal income tax law, such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, real estate investment trusts and regulated investment companies, partnerships or other flow-through entities, dealers in securities, brokers, U.S. expatriates, persons subject to the alternative minimum tax, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a functional currency other than the U.S. dollar or persons that own, or are deemed to own, 10% or more, by voting power, of our stock. If a partnership, or other entity classified as a partnership for U.S. federal income tax purposes, holds ordinary shares or ADSs, the consequences to a partner will depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding ordinary shares or ADSs should consult its own tax adviser regarding the U.S. tax consequences of its investment in the ordinary shares or ADSs through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ordinary shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source thereof, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. For U.S. federal income tax purposes, a U.S. Holder of an ADS should be treated as the beneficial owner of the ordinary shares represented by the ADS and exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, should not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming by U.S. Holders of ADSs of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, could be affected by future actions that the U.S. Treasury or parties to whom ADSs are pre-released may take.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Dividends

Subject to the discussion below under “— Passive Foreign Investment Company” the gross amount of any distribution made by us on the ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs and certain distributions in redemption of ordinary shares or ADSs, will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when actually or constructively received by the U.S. Holder, in the case of ordinary shares, or when actually or constructively received by the Depositary, in the case of ADSs. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such ordinary shares or ADSs. We, however, may not calculate earnings and profits in accordance with U.S. federal income tax principles. In this case, U.S. Holders may have to treat all distributions as dividends.

Certain dividends received by non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2011, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to ordinary shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. A qualified foreign corporation is any non-U.S. corporation if (a) either (i) its stock is readily tradable on an established securities market in the United States or (ii) it is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, and (b) it is not a PFIC (as discussed below) for both the taxable year in which the dividend is paid and the preceding taxable year. We expect to be considered a qualified foreign corporation because our ADSs will be listed on the New York Stock Exchange. Accordingly, subject to the discussions below under “— Passive Foreign Investment Company” dividends paid by us on our ADSs should be eligible for the reduced income tax rate. However, based on existing guidance, it is not entirely clear whether dividends that you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. In addition, if we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, see “Taxation — People’s Republic of China Taxation.” U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their particular circumstances. Dividends paid by us will not be eligible for the “dividends received” deduction allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. If PRC withholding taxes apply to dividends paid to a U.S. Holder with respect to our ordinary shares or ADSs, see “Taxation — People’s Republic of China Taxation,” subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion below under “— Passive Foreign Investment Company”, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the ordinary shares or ADSs in an amount equal to the difference between the amount realized (in U.S. dollars) from such sale or disposition and the U.S. Holder’s adjusted tax basis (in U.S. dollars) in such ordinary shares or ADSs. Such gain or loss will be a capital gain or loss and will be long-term capital gain, taxable at a reduced rate for non-corporate U.S. Holders, including individuals, or loss if, on the date of sale or disposition, such ordinary shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss on the sale or disposition by a U.S. Holder will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes, subject to certain exceptions and limitations. However, if we are treated as a “resident enterprise” for PRC tax purposes, if PRC tax were to be imposed on any gain from the disposition of the ordinary shares or ADSs, see “Taxation — People’s Republic of China Taxation,” a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat the gain as PRC source income. The U.S. foreign tax credit rules are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the application of foreign tax credit rules.

Passive Foreign Investment Company

Although we are unable to predict our income and the composition of our assets with certainty, based on the composition of our assets and income and the current expectations regarding the amount of the proceeds of the offering, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 taxable year and we do not anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and depends on our current, future and projected financial data, the composition of our income and assets and, without limitation, on how quickly and to what extent we are and will be able to spend the cash and working capital raised in this offering. In addition, a decrease in the trading price of the ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. Therefore, there can be no assurances that we will not be treated as a PFIC for 2010 or any other taxable year. Further, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph. If we are a PFIC for any taxable year while you hold ordinary shares or ADSs, you will also be deemed to own your proportionate share of any of our subsidiaries that are PFICs for the purposes of the PFIC only.

A non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the value of its assets, including any cash and working capital that may be raised in an offering such as this offering, based on an average of the quarterly values of the assets during such year, is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. For the purposes of these PFIC tests, we will be treated as owning our proportionate share of the assets and receiving our proportionate share of the income of any corporation in which we own, directly or indirectly, 25% (by value) of the stock.

If we are a PFIC in any year during which a U.S. Holder owns the ordinary shares or ADSs, such U.S. Holder may experience certain adverse tax consequences. Such U.S. Holder could be liable for additional taxes and interest charges (i) upon “excess distributions,” which include distributions received by the U.S. Holder on our ordinary shares or ADSs during the year, but only to the extent that the aggregate of the distributions for the taxable year exceeds 125% of the average amount of distributions received by the U.S. Holder in the shorter of the preceding three years or the U.S. Holders’ holding period, or (ii) upon a sale or other disposition of the ordinary shares or ADSs at a gain, whether or not we continue to be a PFIC. The tax will be determined by allocating the excess distribution or recognized gain ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income, rather than capital gain, earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the ordinary shares or ADSs.

If a U.S. Holder makes a mark-to-market election, such holder will include as ordinary income the excess, if any, of the fair market value of the ordinary shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ordinary shares or ADSs, over their fair market value at the end of the taxable year, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Any gain recognized on the sale or other disposition of the ordinary shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. We expect the ADSs to be “marketable stock”

because our ADSs will be listed on the New York Stock Exchange. However, if we were to be or become a PFIC, a mark-to-market election would not be available with respect to any of our subsidiaries that are PFICs that you would be deemed to own.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable Treasury regulations, and we do not intend to prepare or provide the information that would entitle U.S. Holders to make a qualified electing fund election.

If we are regarded as a PFIC, a U.S. Holder of ordinary shares or ADSs must make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to these interests.

If we are a PFIC for any year during which a U.S. Holder holds shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares. However, if we cease to be a PFIC, such U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares.

Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC.

Backup Withholding Tax and Information Reporting Requirements

Dividend payments made to U.S. Holders and proceeds paid from the sale or other disposition of their ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients, such as corporations, are not subject to these information reporting requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

Prospective investors should consult their own tax advisors as to their qualification for an exemption from backup withholding and the procedure for obtaining this exemption.

UNDERWRITING

We intend to offer the ADSs through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as the representatives of the underwriters named below. Subject to the terms and conditions described in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally and not jointly have agreed to purchase from us, the number of ADSs listed opposite their respective names below.

Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is One Bryant Park, New York, NY 10036, United States and J.P. Morgan Securities Inc.’s address is 383 Madison Avenue, Floor 4, New York, NY 10179, United States. Macquarie Capital (USA) Inc.’s address is 125 W. 55th Street, New York, NY 10019, United States. RBC Capital Markets Corporation’s address is 3 World Financial Center, 200 Vesey Street, New York, NY 10281, United States.

Underwriters	Number of ADSs

Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Macquarie Capital (USA) Inc.
RBC Capital Markets Corporation

Total	12,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs is purchased. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreements may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to any payments the underwriters may be required to make in respect of these liabilities.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per ADS. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $      per ADS to other dealers. After the initial public offering, the public offering price, concession and discount or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

		Without	With
	Per ADS	Option	Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $6,313,317 and are payable by us. The underwriters have agreed to pay $300,000 of the road show expenses, and we have agreed to pay up to $450,000 of the road show expenses in excess of the $300,000 to be paid by the underwriters.

Over-allotment Option

We have granted an option to the underwriters to purchase up to an additional 1,800,000 ADSs from us at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise the option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 600,000 ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and directors and all of our existing shareholders have agreed, with exceptions (including open market purchases and sale of such shares and transfer of shares underlying vested options by certain directors), not to sell or transfer any ordinary shares or ADSs or securities convertible into, exchangeable or exercisable for ordinary shares or ADSs for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, or contract to sell any ordinary shares or ADSs;

•	sell any option or contract to purchase any ordinary shares or ADSs;

•	purchase any option or contract to sell any ordinary shares or ADSs;

•	grant any option, right or warrant for the sale of any ordinary shares or ADSs;

•	lend or otherwise dispose of or transfer any ordinary shares or ADSs;

•	request or demand that we file a registration statement related to the ordinary shares or ADSs; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares or ADSs whether any such swap or transaction is to be settled by delivery of shares, ADSs or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares or ADSs and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares or ADSs. It also applies to the ordinary shares or ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

In the event that either (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event occurs or (2) before the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period, the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We expect the ADSs to be approved for listing on the New York Stock Exchange under the symbol “MIE.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our ordinary shares and ADSs. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Certain underwriters may also allocate a limited number of ADSs for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our shareholders. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net revenue of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of ADSs within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final offering of ADSs contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ADSs under, the offer of ADSs contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where ADSs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The ADSs will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the ADSs, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in the PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and our ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The shares will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in the Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. We will not offer to sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

SEC registration fee	$7,872
FINRA filing fee	28,445
New York Stock Exchange listing fee	125,000
Legal fees and expenses	942,000
Accounting fees and expenses	1,030,000
Printing fees	80,000
Other fees and expenses	4,100,000

Total	$6,313,317

All amounts are estimated, except the SEC registration fee, the New York Stock Exchange listing fee and the FINRA filing fee.

LEGAL MATTERS

We are being represented by Latham & Watkins with respect to legal matters of United States federal securities and New York State law. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Zhong Lun Law Firm and for the underwriters by Jingtian & Gongcheng. Latham & Watkins may rely upon Zhong Lun Law Firm with respect to matters governed by PRC law. Shearman & Sterling LLP may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2007, 2008 and 2009 and for each of the years ended December 31, 2007, 2008 and 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 26th Floor, Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhonglu, Chaoyang District, Beijing 100020, People’s Republic of China.

Ryder Scott Company Petroleum Consultants has consented to be cited as an expert in this Registration Statement and to the incorporation by reference in this Registration Statement of the statement of oil and gas reserves contained in its engineering reports as of December 31, 2007, 2008 and 2009. Ryder Scott Company Petroleum Consultants is an independent petroleum engineering consulting firm with offices in Houston, Denver and Calgary. Its head office is located at 1100 Louisiana, Suite 3800, Houston, Texas 77002-5218, United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the Depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The Depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the Depositary from us.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of MIE Holdings Corporation:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of MIE Holdings Corporation (the “Company”) and its subsidiaries (collectively, the “Group”) at December 31, 2009, 2008, and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, People’s Republic of China
April 16, 2010

MIE HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2007, 2008 AND 2009

		As at December 31
	Notes	2007	2008	2009	2009	2009	2009

						Pro Forma
						RMB’000	US$’000
		RMB’000	RMB’000	RMB’000	US$’000
						(unaudited)
						(Note 30c)	(Note 2e)
					(Note 2e)

ASSETS
Non-current assets
Property, plant and equipment	6	1,707,106	2,486,943	2,665,143	390,446	2,665,143	390,446
Intangible asset	7	558	6,043	2,599	381	2,599	381
Derivative financial instruments	8	—	94,912	—	—	—	—
Amount due from shareholder	12	449,438	—	—	—	—	—
Trade and other receivables	9	—	71,805	70,360	10,308	70,360	10,308

		2,157,102	2,659,703	2,738,102	401,135	2,738,102	401,135

Current assets
Inventories	11	36,582	73,858	76,078	11,145	76,078	11,145
Derivative financial instruments	8	—	132,761	20,307	2,975	20,307	2,975
Trade and other receivables	9	341,937	103,796	489,571	71,723	489,571	71,723
Amount due from shareholder	12	359,550	422,880	81,074	11,877	—	—
Pledged deposits	10	—	50,222	30,729	4,502	30,729	4,502
Cash and cash equivalents	13	77,166	382,119	290,271	42,525	153,753	22,525

		815,235	1,165,636	988,030	144,747	770,438	112,870

TOTAL ASSETS		2,972,337	3,825,339	3,726,132	545,882	3,508,540	514,005

EQUITY
Capital and reserves attributable to equity holders of the Group
Ordinary shares	14	684	684	659	97	830	122
Preferred shares	14	—	—	171	25	—	—
Other reserves	15	(270)	49,023	403,909	59,173	403,909	59,173
Retained earnings		668,953	1,094,058	848,707	124,336	631,115	92,459

Total equity		669,367	1,143,765	1,253,446	183,631	1,035,854	151,754

LIABILITIES
Non-current liabilities
Asset retirement obligations	16	27,702	4,624	6,978	1,022	6,978	1,022
Deferred income tax liabilities — net	17	47,574	102,770	86,400	12,658	86,400	12,658
Trade and other payables	18	—	233,688	170,235	24,940	170,235	24,940
Borrowings	19	730,460	765,475	1,242,963	182,095	1,242,963	182,095

		805,736	1,106,557	1,506,576	220,715	1,506,576	220,715

Current liabilities
Derivative financial instruments	8	—	25,257	—	—	—	—
Trade and other payables	18	1,497,234	1,495,083	863,687	126,531	863,687	126,531
Borrowings	19	—	54,677	102,423	15,005	102,423	15,005

		1,497,234	1,575,017	966,110	141,536	966,110	141,536

Total liabilities		2,302,970	2,681,574	2,472,686	362,251	2,472,686	362,251

TOTAL EQUITY AND LIABILITIES		2,972,337	3,825,339	3,726,132	545,882	3,508,540	514,005

The notes on pages F-7 to F-53 are an integral part of the consolidated financial statements.

MIE HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

		Year Ended December 31
	Notes	2007	2008	2009	2009
		RMB’000	RMB’000	RMB’000	US$’000
					(Note 2e)

Revenue	5	1,221,624	1,971,688	1,166,827	170,941
Operating expenses
Purchases, services and other		(111,729)	(96,905)	(123,587)	(18,105)
Employee compensation costs	20	(52,996)	(69,014)	(67,651)	(9,911)
Depreciation, depletion and amortisation		(286,792)	(475,172)	(445,824)	(65,313)
Impairment of property, plant and equipment	6	—	(32,000)	—	—
Distribution expenses		(16,962)	(23,355)	(21,861)	(3,203)
Administrative expenses		(65,054)	(89,249)	(62,253)	(9,120)
Provision for impairment of other receivables	9	(49,843)	—	—	—
Taxes other than income taxes	21	(159,998)	(538,126)	(73,308)	(10,740)
Other income/(loss)	22	32,777	133,758	(131,124)	(19,210)

Total operating expenses		(710,597)	(1,190,063)	(925,608)	(135,602)
Profit from operations		511,027	781,625	241,219	35,339
Finance income	23	11,897	45,673	1,552	227
Finance costs	23	(88,808)	(53,460)	(58,832)	(8,619)

Finance costs — net	23	(76,911)	(7,787)	(57,280)	(8,392)

Profit before income tax		434,116	773,838	183,939	26,947
Income tax expense	24	(125,163)	(162,748)	(73,462)	(10,762)

Net profit for the year		308,953	611,090	110,477	16,185

Total comprehensive income for the year		308,953	611,090	110,477	16,185

Earnings per share for profit attributable to the equity holders of the Company
Earnings per share, Basic (expressed in RMB per share)	30	3.1	6.1	1.0	0.1

Earnings per share, Diluted (expressed in RMB per share)	30	3.1	6.1	1.0	0.1

The notes on pages F-7 to F-53 are an integral part of the consolidated financial statements.

MIE HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

		Ordinary	Preferred	Other	Retained	Total
	Note	Shares	Shares	Reserves	Earnings	Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at January 1, 2007		684	—	(270)	360,000	360,414
Comprehensive income for the year
Net profit for the year		—	—	—	308,953	308,953

		—	—	—	308,953	308,953

As at January 1, 2008		684	—	(270)	668,953	669,367
Comprehensive income for the year
Net profit for the year		—	—	—	611,090	611,090
Transfer to safety fund reserve	15	—	—	49,293	(49,293)	—

		—	—	49,293	561,797	611,090

Transactions with owners
Deemed dividend distribution	25	—	—	—	(136,692)	(136,692)

Total transactions with owners		—	—	—	(136,692)	(136,692)

As at January 1, 2009		684	—	49,023	1,094,058	1,143,765
Comprehensive income for the year
Net profit for the year		—	—		110,477	110,477
Transfer to safety fund reserve	15	—	—	14,213	(14,213)	—

		—	—	14,213	96,264	110,477
Transactions with owners
Employees stock options	14c	—	—	1,224	—	1,224
Issuance of redeemable ordinary shares	14a	—	—	(35,043)	—	(35,043)
Cancellation of redeemable ordinary shares	14a	—	—	35,043	—	35,043
Issuance of Series A preferred shares for cash	14b	—	146	339,449	—	339,595
Issuance of Series A preferred shares in exchange for ordinary shares	14b	—	25	61,429	—	61,454
Cancellation of ordinary shares	14b,15	(25)	—	(61,429)	—	(61,454)
Deemed dividend distribution	25	—	—	—	(341,615)	(341,615)

Total transactions with owners		(25)	171	340,673	(341,615)	(796)

As at December 31, 2009		659	171	403,909	848,707	1,253,446

The notes on pages F-7 to F-53 are an integral part of the consolidated financial statements.

MIE HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

		Year Ended December 31
	Notes	2007	2008	2009	2009
		RMB’000	RMB’000	RMB’000	US$’000
					(Note 2e)

Cash flows from operating activities
Cash generated from operations	26	587,408	1,694,427	38,631	5,659
Interest paid		(36,769)	(51,932)	(58,629)	(8,589)
Income tax paid		(33,134)	(192,983)	(50,264)	(7,364)

Net cash generated from/(used in) operating activities		517,505	1,449,512	(70,262)	(10,294)

Cash flows from investing activities
Purchases of property, plant and equipment		(831,453)	(1,238,537)	(881,374)	(129,122)
Decrease/(increase) in pledged deposits		231,450	(50,222)	19,460	2,851
Loan repayments from shareholder		92,246	78,983	—	—
Loan granted to shareholder		(207,250)	—	—	—
Loan granted to PSC partner		(4,445)	(88,272)	(21,733)	(3,184)
Loan repayment from FEEL		—	16,988	—	—
Interest received		4,108	2,577	1,834	269

Net cash used in investing activities		(715,344)	(1,278,483)	(881,813)	(129,186)

Cash flows from financing activities
Proceeds from borrowings		730,460	136,690	1,447,977	212,130
Repayments of borrowings		(481,950)	—	(927,345)	(135,857)
Proceeds from issuance of preferred shares		—	—	339,595	49,751

Net cash generated from financing activities		248,510	136,690	860,227	126,024

Net increase/(decrease) in cash and cash equivalents		50,671	307,719	(91,848)	(13,456)
Exchange losses on cash and cash equivalents		—	(2,766)	—	—
Cash and cash equivalents at beginning of the year		26,495	77,166	382,119	55,981

Cash and cash equivalents at end of the year	13	77,166	382,119	290,271	42,525

The notes on pages F-7 to F-53 are an integral part of the consolidated financial statements.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL INFORMATION

MIE Holdings Corporation (“the Company”) is an investment holding company with limited liability incorporated in the Cayman Islands on March 20, 2008. The address of its registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company is incorporated by, Far East Energy Limited (“FEEL”), a company incorporated in Hong Kong with limited liability on May 16, 2003. Prior to January 12, 2009, two of FEEL’s direct and ultimate shareholders, Mr. Zhang and Mr. Zhao, together own 99.9% of FEEL. On November 20, 2009, they signed an acting-in-concert agreement. As a result of Mr Zhang and Mr Zhao share ownership and the acting-in-concert agreement, they ultimately control the Company through FEEL.

MI Energy Corporation (“MIE”) is a limited liability company incorporated in Cayman Islands and domiciled in the People’s Republic of China (“PRC” or “China”). MIE was a wholly owned subsidiary of FEEL, the ultimate holding company of MIE throughout the financial years ended December 31, 2007, 2008 and 2009 until January 12, 2009, when MIE became a wholly owned subsidiary of the Company and the Company became subsidiary of FEEL pursuant to the Reorganization described below. Mr. Zhang and Mr. Zhao ultimately control MIE through their controlling interest in FEEL.

On January 12, 2009, FEEL restructured its subsidiaries in preparation for a public offering of the Company’s shares and as part of an amendment to MIE’s then US$150 million banking facility from Standard Bank. Under the restructuring, the Company issued an additional 99,999,000 ordinary shares to FEEL in exchange for 50,000 ordinary shares of MIE, which was the entire interest in MIE held by FEEL at the time of exchange (“the Reorganization”) (See Note 2(a)). As such MIE became a wholly owned subsidiary of the Company (together referred to as “the Group”) and a predecessor entity for the Relevant Periods as defined below prior to the Company’s incorporation. FEEL became the ultimate parent company of MIE. After the Reorganisation, through FEEL, Mr. Zhang and Mr. Zhao continued to ultimately control both the Company and MIE.

The Group’s principal business is to engage in the development, production and sale of crude oil through MIE’s four production sharing projects it obtained in 2001 and located at four oil blocks. On May 26, 2001, MIE was assigned all of Microbes, Inc.’s, its then parent company, 90% foreign participating interest in the Production Sharing Contracts (“PSCs”) of four oil blocks, namely, Daan, Moliqing and Miao3 in Jilin Province with PetroChina and Luojiayi 64 block in Shengli of Shandong Province. The Group conducts its oil production business through the four production sharing projects. The Daan and Miao 3 projects were established in 1997, and the Moliqing project was established in 1998. The duration of those three projects are 30 years with the commercial production period being up to 20 years. The Group acts as the operator of these four PSCs. The Group and Global Oil Corporation (“GOC”), hold a 90% interest and a 10% interest in the foreign participating interest in the first three PSCs, respectively. (Note 2(d)).

As of January 1, 2005, the Daan project was in the commercial production phase. As of October 1, 2008, the Miao 3 project attained commercial production. As of December 1, 2008, the Moliqing project reached commercial production. In 2006, the Luojiayi 64 block stopped work and in 2005 MIE’s related investment was fully written off. (Note 27(b)).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of preparation

The Company prepared the accompanying consolidated financial statements in accordance with IFRS as issued by the IASB (“IFRS”).

The Reorganization of the Group in January 2009 involved subsidiaries of FEEL, the Company and MIE. Accordingly, the Reorganization and the combination of the Company and its predecessor MIE are

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

considered to be a reorganization of entities under the common control of FEEL’s ultimate controlling shareholders, Mr. Zhang and Mr. Zhao. In addition, FEEL directly controlled both the Company and MIE prior to the Reorganization and continues to control the Group after the Reorganization. Accordingly, in the absence of available guidance under IFRS, the Company accounted for the Reorganization described in Note 1 above as a reorganization of entities under common control in a manner similar to a pooling of interests.

On the basis described above, these financial statements present the consolidated results of operations, and cash flows of the Company and MIE, now comprising the Group, from the earliest date presented (January 1, 2007) through the years ended December 31, 2007, 2008 and 2009 (“Relevant Periods”) and the consolidated financial position of the Group as of December 31, 2007, 2008 and 2009 as if the Reorganization had been consummated since inception and the business activities had been conducted by the Company throughout the Relevant Periods. Consequently, the assets, liabilities, revenues and expenses of the Company and MIE are included at their historical amounts. The share capital amounts in the consolidated statements of financial position for all periods presented reflect the Company’s share capital after the Reorganization. Any differences during the Relevant Periods are recorded in other reserves.

All significant intra-group transactions and balances have been eliminated on consolidation.

The principal accounting policies used in preparation of the consolidated financial statements are set out below. The policies have been consistently applied to all years presented unless otherwise stated.

The consolidated financial statements have been prepared under the historical cost convention, as modified by revaluation of financial derivative instruments at fair value through profit or loss.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

(b)  Recent accounting pronouncements

(i)  New standards, amendments and interpretations to existing standards adopted by the Group

IFRS 7 ‘Financial Instruments — Disclosures’ (amendment) — effective 1 January 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

IFRS 2 (amendment), ‘Share-based payment’ (effective 1 January 2009) deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation there of subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group and Company has adopted IFRS 2 (amendment) from 1 January 2009. The amendment does not have a material impact on the Group’s or Company’s financial statements.

In respect of borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009, the Group’s policy is to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. As the Group does not have any qualifying assets, the amendment does not have a material impact on the Group’s or Company’s financial statements.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(ii)  New standards, amendments and interpretations to existing standards not yet effective and not early adopted

•	IFRS 3 (Revised), ‘Business combinations’ and consequential amendments to IAS 27, ‘Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’ and IAS 31, ‘Interests in joint ventures’, effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.

•	IFRIC 17, ‘Distributions of non-cash assets to owners’, effective for annual periods beginning on or after July 1, 2009.

•	IFRS 2 (Amendment) ‘Share-based payments’, effective for periods beginning on or after July 1, 2009.

•	IFRS 5 (Amendment) ‘Non-current Assets held for sale and discontinued operations’, effective for periods beginning on or after January 1, 2010.

•	IFRS 8 (Amendment) ‘Operating segments’, effective for periods beginning on or after January 1, 2010.

•	IAS 1 (Amendment) ‘Presentation of financial statements’, effective for periods beginning on or after January 1, 2010.

•	IAS 7 (Amendment) ‘Statement of cash flows’, effective for periods beginning on or after January 1, 2010.

•	IAS 17 (Amendment) ‘Leases’, effective for periods beginning on or after January 1, 2010.

•	IAS 36 (Amendment) ‘Impairment of assets’, effective for periods beginning on or after January 1, 2010.

•	IAS 38 (Amendment) ‘Intangible assets’, effective for periods beginning on or after July 1, 2009.

•	IAS 39 (Amendment) ‘Financial instruments: recognition and measurement’, effective for periods beginning on or after January 1, 2010.

•	IFRIC 9 (Amendment) ‘Reassessment of embedded derivatives’, effective for periods beginning on or after July 1, 2009.

•	IFRIC 16 (Amendment) ‘Hedges of a net investment in a foreign operation’, effective for periods beginning on or after July 1, 2009.

•	IFRS 2 (amendments), ‘group cash-settled share-based payment transactions’ effective from January 1, 2010. In addition to incorporating IFRIC Int 8, ‘Scope of IFRS 2’, and IFRIC-Int 11, ‘IFRS 2 — group and treasury share transactions’, the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by the interpretation.

The Group assessed that the impact of the standards, amendments and interpretations to existing standards on its consolidated financial statements is immaterial.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)  Consolidation

Subsidiary

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Assets, liabilities and results of operations of subsidiaries are included in the consolidated financial statements from the date on which control is transferred to the Group. They are derecognized or excluded from the consolidated financial statements from the date that control ceases.

The Group adopts an accounting policy that accounts for the combination of entities under common control using the carryover basis. Accordingly, assets and liabilities of the transferred entities are accounted for at the historical amounts, as determined by the previous owner under IFRS. The Reorganization referred to in Note 1 above has been accounted for using predecessor values, as if the Company has been the holding company of the subsidiaries from inception of the existence of common control by the controlling shareholder. The difference between the consideration paid and the aggregate value of the assets and liabilities of the acquired entity is recognized as an adjustment to equity and presented as capital reserves.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(d)  Production sharing contracts

The Group’s development and production activities are conducted jointly with others through production sharing contracts. These contracts establish joint control over the development and production activities. The assets are not owned by a separate legal entity but are controlled by individual participants in the production sharing contracts. Each participant is entitled to a predetermined share of the related output and bears an agreed share of the costs.

The consolidated financial statements reflect:

(i) MIE’s assets used in jointly controlled operations;

(ii) any liabilities that MIE has incurred;

(iii) MIE’s share of any liabilities incurred jointly with the other PSC partners in relation to the joint production;

(iv) any income from the sale or use of MIE’s share of the output of the production, together with its share of any expenses incurred in the production; and

(v) any expenses that MIE has incurred in respect of its interest in the production.

Pursuant to the three PSCs with PetroChina, the annual gross production of the crude oil shall, after payment for value added tax and royalty, be firstly deemed as the cost recovery oil and shall be used for cost recovery in the following sequence:

•	Payment in kind for the operating costs actually incurred by MIE and GOC (collectively “the foreign partners’) and PetroChina.

•	The remainder of the cost recovery oil shall, after payment for the operating costs, be deemed as investment recovery oil. Such investment recovery oil shall be used for the simultaneous

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recovery of the pilot test costs, the development costs incurred by foreign partners and the pre-development costs spent by PetroChina in proportion of 20% by PetroChina and 80% by foreign partners. The unrecovered costs of the parties shall be carried forward to and recovered from the investment recovery oil in succeeding calendar years until being fully recovered.

•	In any calendar years after all pilot test costs and development costs to that time have been recovered, the remainder of the gross production of crude oil for that period shall be allocated in proportion of PetroChina 52% and foreign partners 48%.

•	The operating costs so incurred after the date of commencement of commercial production shall be paid respectively by PetroChina and foreign partners in accordance with the proportion of oil allocated to each party.

GOC is entitled to a 10% share of the foreign participating interest in property, plant and equipment, income and expenses. The Group received income and paid expenses on behalf of GOC. These are recorded in the relevant accounts with GOC (Note 28).

(e)  Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Most assets and operations of the Group are located in the PRC, and functional currency of the Company and MIE is Renminbi (“RMB”). The presentation currency of the consolidated financial statements is the RMB.

Translations of balances in the statements of financial position, statements of comprehensive income, and statements of cash flows from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2009 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8259, representing the noon buying rate in New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2009, or at any other rate.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive income.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive income within ‘finance income’ or ‘finance cost’. All other foreign exchange gains and losses are presented in the consolidated statement of comprehensive income within ‘other income’.

(f)  Property, plant and equipment

Property, plant and equipment, including oil and gas properties, is stated at historical cost less accumulated depreciation, depletion, amortization and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any replaced part is

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

derecognized. All other repairs and maintenance are charged to the consolidated statements of comprehensive income during the reporting year in which they are incurred.

Except for oil and gas properties, depreciation is calculated using the straight-line method to allocate their cost less their residual values over their estimated useful lives, as follows:

Office equipment	3 years
Motor vehicles and production equipment	10 years

The assets’ residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Construction in progress is not depreciated until it is ready for its intended use.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount and are recognized within other income or other expense in the consolidated statements of comprehensive income.

(g)  Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalized. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalized as construction in progress pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and subject to impairment review. For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any costs of unproved properties capitalized in oil and gas properties.

The cost of oil and gas properties is amortized at the field level based on the unit of production method. Unit of production rates are based on oil and gas proved developed reserves estimated to be recoverable from existing facilities based on the current terms of the respective production agreements. The Group’s reserves estimates represent crude oil which management believes can be reasonably produced within the current terms of their production agreements.

(h)  Impairment of non-financial assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(i)  Intangible assets

Intangible assets represent computer software. Acquired computer software licences are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of 3 years.

(j)  Loans and receivables

The Group’s loans and receivables comprise ‘trade and other receivables’ in the consolidated statements of financial position.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for expected realization greater than 12 months after the end of the reporting period. These are classified as non-current assets.

(k)  Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

For derivative instruments that do not qualify for hedge accounting, changes in the fair value of these derivative instruments are recognized immediately in the consolidated statements of comprehensive income.

(l)  Leases

Leases where the Group is a lessee in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statements of comprehensive income on a straight-line basis over the term of the lease.

(m)  Inventories

Inventories are crude oil and materials and supplies which are stated at the lower of cost and net realizable value. Materials and supplies costs are determined by the specific identification method. Crude oil costs are determined by the weighted average cost method. The cost of crude oil comprise direct labour, depreciation, other direct costs and related production overhead, but excludes borrowing costs.

(n)  Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The factors the Group considers when assessing whether a trade receivable is impaired include, but are not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganization and default or delinquency in payments. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the consolidated statements of comprehensive income. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recoveries of amounts previously written off are credited against expenses in the consolidated statements of comprehensive income.

(o)  Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks with original maturities of three months or less from the time of purchase.

(p)  Current and deferred income tax

The tax expense for the year comprises current and deferred tax. Tax is recognized in the consolidated statement of comprehensive income, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the territories where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(q)  Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. In subsequent years, borrowings are stated at amortized cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income over the year of the borrowings using the effective interest method.

Borrowing costs are recognized as an expense in the year in which they are incurred except for the portion eligible for capitalization as part of qualifying property, plant and equipment. Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the end of the reporting period.

(r)  Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(s)  Provisions

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.

Provision for future decommissioning and restoration is recognized in full on the installation of oil and gas properties. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time, which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties.

(t)  Employee benefits

(i)  Defined contribution plan

The Group has various defined contribution plans for state pensions, housing fund and other social obligations in accordance with the local conditions and practices in the municipalities and province in which they operate. A defined contribution plan is a pension and/or other social benefits plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expenses when they are due.

(ii)  Equity-settled share-based compensation — Stock options

The Group operates a stock incentive compensation plan for share-based payment transactions, such as stock options under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options on the grant date. The total amount expensed is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and other reserves when the options are exercised.

(iii)  Cash-settled share-based compensation — Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liability incurred and its expenses over the vesting period. The liability is remeasured at each reporting period to its fair value until settlement with all the changes in liability recorded in employee compensation costs in the consolidated statement of comprehensive income, the related liability is included in the salaries and welfare payable.

(u)  Revenue recognition

Revenues are recognized upon delivery of crude oil that are allocated to MIE under PSC (See Note 2(d)). Revenues are recognized only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group’s activities, and where the amount of revenue and the costs incurred or to be incurred in respect of the transactions can be measured reliably and probable economic benefit will flow to the Company.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Differences between the crude oil sold and the group’s share of crude oil are overlift (liftings greater than production entitlement) and underlift (production entitlement greater than liftings), which are recorded against cost of sales and as revenue at market value, respectively.

(v)  Repairs and maintenance

Repairs and maintenance are recognized as expenses in the year in which they are incurred.

(w)  Share capital

Ordinary shares are classified as equity.

Preferred shares issued by the Company are classified as equity when they are not redeemable by the Company and there is no obligation outside the control of the Company to pay dividends.

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(x)  Dividend distributions

Dividend distributions to the Group’s Shareholders are recognized as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the board of directors.

(y)  Earnings per share

Basic earnings per share is determined by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of participating shares outstanding during the reporting year. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares and adjusting the profit or loss attributable to equity holders of the Company accordingly for related amounts. The effect of potentially dilutive ordinary shares are included only if they are dilutive.

(z)  Segment reporting

The Group operates as a single operating segment. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the board of directors.

3.	FINANCIAL RISK MANAGEMENT

3.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a)  Market risk

•	Foreign exchange risk

The majority of the Group’s sales are in US dollars, while production and other expenses are incurred in RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Management is not in a position to anticipate changes in the PRC foreign exchange regulations and as such is unable to reasonably anticipate the impacts on the

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Group’s results of operations or financial position arising from future changes in exchange rates. The Group may enter into forward foreign exchange contracts (Note 8) to manage the risk of unfavourable fluctuations in the foreign exchange rate.

At December 31, 2007, 2008 and 2009, if the US dollar had weakened/strengthened by 1% against the RMB with all other variables held constant, profit before income tax for the year would have been RMB 9,708,000, RMB 222,000 and RMB 9,152,000 higher/lower respectively, mainly as a result of foreign exchange gains/losses on translation of US-denominated trade and other receivables, bank deposits and borrowings.

•	Cash flow interest rate risk

The Group has no significant interest bearing assets. The Group’s income and operating cash flows are substantially independent of the changes in market rates. The Group’s interest rates risk arises from borrowings. A detailed analysis of the Group’s borrowings, together with their respective effective interest rates and maturity dates, are included in Note 19.

Based on a sensitivity analysis, the impact on profit before income tax for the year ended December 31, 2007, 2008 and 2009 of a 50 basis-point shift would be an increase of RMB 3,652,000, RMB 4,100,000 and RMB 6,727,000, respectively or decrease of RMB 3,652,000, RMB 4,100,000 and RMB 6,727,000, respectively.

•	Price risk

The Group is engaged in crude oil development, production and selling activities. Prices of crude oil are affected by both domestic and global factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts to the Group. Prior to 2008, the Group did not use any derivative instruments to hedge against potential price fluctuations of crude oil and therefore the Group was exposed to general price fluctuations of crude oil. During 2008 and 2009, the Group entered into put option contracts (Note 8) to manage its price risk. If the crude oil price were to increase or decrease by US$1, the impact on the Group’s profit before income tax for December 31, 2009 as a result of revaluing the put option would be a decrease of RMB 2,461,559 or a decrease of RMB 1,803,000 (2008: decrease of RMB 9,105,000 or increase of RMB 7,841,000), respectively.

(b)  Credit risk

As the majority of the cash at bank balance is placed with state-owned banks and financial institutions, the corresponding credit risk is relatively low. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted. Therefore, credit risk arises primarily from trade and other receivables. The Group has controls in place to assess the credit quality of its customers. The carrying amounts of cash and cash equivalents, pledged deposits, amounts due from a related party and trade and other receivables included in the consolidated statements of financial position represent the Group’s maximum exposure to credit risk.

The Group has no significant concentration of credit risk for its cash and cash equivalents. The Group has one customer which accounts for 100% of its revenue and as such, has concentration of credit risk for its trade and other receivables. However, the Group regards it as low risk as this customer is PetroChina, a state-owned enterprise with a high credit rating.

(c)  Liquidity risk

The Group’s liquidity risk management involves maintaining sufficient cash and cash equivalents and availability of funding through an adequate amount of committed credit facilities.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below analyses the Group’s financial liabilities and net-settled derivative financial assets and liabilities into relevant maturity groupings based on the remaining year at the end of the reporting period to their contractual maturity dates.

The amounts disclosed in the table are the contractual undiscounted cash flows of principal amount and interests.

Balances due within 12 months equal their carrying amounts as the impact of discounting is not significant.

		Between	Between
	Less Than 1	1 and 2	2 and 5	Over 5
At December 31, 2007	Year	Years	Years	Years

Borrowings	47,678	106,428	756,265	—
Trade and other payables	1,497,234	—	—	—

		Between	Between
	Less Than 1	1 and 2	2 and 5	Over 5
At December 31, 2008	Year	Years	Years	Years
	RMB’000

Borrowings	107,882	271,733	609,431	—
Derivative financial instruments — oil put option	(132,761)	(94,912)	—	—

Derivative financial instruments — foreign exchange	25,257	—	—

Trade and other payables	1,459,083	140,353	93,335	—

		Between	Between
	Less Than 1	1 and 2	2 and 5	Over 5
At December 31, 2009	Year	Years	Years	Years

Borrowings	168,164	61,200	1,350,080	—
Derivative financial instruments — oil put option	(20,307)	—	—	—
Trade and other payables	864,323	170,235	—	—

3.2	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated statement of financial position) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statements of financial position plus net debt. The gearing ratios at December 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Total borrowings (Note 19)	730,460	820,152	1,345,386
Less: cash and cash equivalents (Note 13)	(77,166)	(382,119)	(290,271)

Net debt	653,294	438,033	1,055,115
Total equity	669,367	1,143,765	1,253,446

Total capital	1,322,661	1,581,798	2,308,561

Gearing ratio	49%	28%	46%

3.3	Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group are disclosed in the respective accounting policies. The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, pledged deposits, current portion of trade and other receivables, current portion of trade and other payables and current portion of borrowings.

Effective 1 January 2009, the Group adopted the amendment to IFRS 7 which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(b) inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (is as prices) or indirectly (ie. derived from prices) (Level 2); and

(c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The following table presents the assets and liabilities measured at fair value at 31 December 2009:

	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000

Assets
Derivative financial instruments
— Oil put option	—	20,307	—

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s consolidated financial statements.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)  Estimation of proved oil reserves

Proved Reserves are those quantities of petroleum that by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under defined economic conditions, operating methods, and government regulations. Economic conditions include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate. Proved undeveloped Reserves are quantities expected to be recovered through future investments: from new wells on undrilled acreage in known accumulations, from extending existing wells to a different (but known) reservoir, or from infill wells that will increase recovery.

The Group’s reserve estimates were prepared for each oilfield and include only crude oil that the Group believes can be reasonably produced within current economic and operating conditions.

Proved Reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgement. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, Proved Reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance. Well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves beyond those envisioned during the early years of a reservoir’s producing life.

Proved Reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. The Group classified its Proved Reserves into two categories: Proved Developed Producing Reserves and Proved Undeveloped Reserves. Proved Developed Producing Reserves is used for the calculation of unit-of-production depreciation, depletion and amortization recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in Proved Developed Producing Reserves will increase depreciation, depletion and amortization charges (assuming constant production) and reduce net profit. Proved Reserve estimates are subject to revision, either upward or downward based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of oil reserves resulting from new information becoming available from development and production activities and change in oil price have tended to be the most significant cause of annual revisions.

(b)  Estimated impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future prices of crude oil and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired (Note 6).

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)  Estimation of asset retirement obligations (“ARO”)

Provisions are recognized for the future decommissioning and restoration of oil and gas properties that will cease operation prior to the expiration of PSCs. The amounts of the provision recognized are the present values of the estimated future expenditures that the Group is expected to incur. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

(d)  Advance from customers

As at December 31, 2008, advance from PetroChina of RMB 458.5 million included a liability of 487.8 million (2007: RMB 113.9 million). The liability arose from the recovery of 671,223 barrels of oil from PSC in excess of MIE’s entitlement (“Excess Entitlement”). During the period to November 2009, the Excess Entitlement was extinguished by the cumulative payment of RMB 478.4 million to PetroChina.

Currently MIE is in discussion with PetroChina to recover the special oil levy tax paid on the Excess Entitlement. The recovery of approximately RMB 66.6 million, will only be recognized in the financial statements when and if a final agreement is reached with PetroChina.

5.	REVENUE

The Group’s revenue relates to the sale of crude oil in one geographical location, China. All revenue is realized through the sale of the Group’s share of crude oil to PetroChina pursuant to the PSC.

6.	PROPERTY, PLANT AND EQUIPMENT

				Motor Vehicles
	Oil and Gas	Construction in	Office	and Production
	Properties	Progress	Equipment	Equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2007	1,249,358	210,281	3,133	7,518	1,470,290
Additions	11,981	832,493	2,446	4,203	851,123
Transfer in/(out)	908,475	(908,475)	—	—	—

At December 31, 2007	2,169,814	134,299	5,579	11,721	2,321,413
Additions	—	1,326,020	2,323	6,548	1,334,891
Transfer in/(out)	1,366,073	(1,366,073)	—	—	—
ARO Adjustment (Note 16)	(23,078)	—	—	—	(23,078)

At December 31, 2008	3,512,809	94,246	7,902	18,269	3,633,226
Additions	1,991	592,981	85	5,567	600,624
Transfer in/(out)	539,902	(539,902)	—	—	—

At December 31, 2009	4,054,702	147,325	7,987	23,836	4,233,850

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Motor Vehicles
	Oil and Gas	Construction in	Office	and Production
	Properties	Progress	Equipment	Equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Accumulated depreciation and impairment
At January 1, 2007	(322,143)	—	(735)	(435)	(323,313)
Charge for the year	(288,688)	—	(1,356)	(950)	(290,994)

At December 31, 2007	(610,831)	—	(2,091)	(1,385)	(614,307)
Charge for the year	(497,623)	—	(1,303)	(1,050)	(499,976)
Impairment charge	(32,000)	—	—	—	(32,000)

At 31 December 2008	(1,140,454)	—	(3,394)	(2,435)	(1,146,283)
Charge for the year	(418,497)	—	(923)	(3,004)	(422,424)

At December 31, 2009	(1,558,951)	—	(4,317)	(5,439)	(1,568,707)
Net book value
At December 31, 2007	1,558,983	134,299	3,488	10,336	1,707,106

At December 31, 2008	2,372,355	94,246	4,508	15,834	2,486,943

At December 31, 2009	2,495,751	147,325	3,670	18,397	2,665,143

The additions of oil and gas properties of the Group for the years ended December 31, 2007, 2008 and 2009 included RMB 11,981,000, RMB nil and RMB 1,991,000 respectively relating to the asset retirement obligations recognized during the year (Note 16).

Depreciation charges of RMB 6,612,000, RMB 31,416,000 and RMB 9,540,000 relating to the years ended December 31, 2007, 2008 and 2009, respectively, have been capitalized in inventories (Note 11).

Bank borrowing is collateralized by the property, plant and equipment for the value of RMB 1,707,106,000, RMB 2,486,943,000 and RMB 2,665,143,000 as at December 31, 2007, 2008 and 2009, respectively.

The impairment charge in 2008 is provided on the Group’s share of oil and gas properties of the Miao 3 project which were affected the lower oil prices. The amount represents the difference between the carrying value of the assets and its recoverable amount. The recoverable amount is determined based on value in use by using the discounted cash flow method. The discount rate used was 12% and the crude oil price was assumed to be US$55 per barrel.

7.	INTANGIBLE ASSET

Intangible asset represents computer software as at December 31, 2007, 2008 and 2009 with a net book value of RMB 558,000, RMB 6,043,000 and RMB 2,599,000, respectively.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	DERIVATIVE FINANCIAL INSTRUMENTS

	As at December 31, 2008		As at December 31, 2009
	Assets	Liabilities	Assets	Liabilities
	RMB’000	RMB’000	RMB’000	RMB’000

Forward foreign exchange contract	—	25,257	—	—
Oil put option	227,673	—	20,307	—

	227,673	25,257	20,307	—

Less non-current portion:
Oil put option	(94,912)	—	—	—

Current portion	132,761	25,257	20,307	—

(a)  Forward foreign exchange contract

The notional principal amount of the outstanding forward foreign exchange contract at December 31, 2008 is RMB 342,307,220. There is no outstanding forward foreign exchange contract at December 31, 2009.

(b)  Oil put option

The Group has used oil put options purchased from Standard Bank to manage its exposure to movements in the price of crude oil. MIE has bought an option, but not the obligation, to notionally sell to the financial institution 5,236,710 barrel at a strike price of US$62.50, in monthly instalments ranging from 130,061 barrel to 154,378 barrel from January 1, 2008 to December 31, 2010 (the “Bought Option”). In addition, MIE has sold an option to the financial institution, so that the financial institution can notionally sell to MIE 5,236,710 barrel at a strike price of US$42.50 in monthly instalments ranging from 130,061 barrel to 154,378 barrel from January 1, 2008 for December 31, 2010 (the “Sold Option”) under the same terms and conditions as the Bought Option. The effect of the above is that Group will receive money from the financial institution each month, in respect of the notional volume of that month, if the average monthly West Texas Intermediate (“WTI”) crude oil spot price of oil falls below US$62.50, but the maximum payout by the financial institution is limited to US$20.00 per barrel.

The balance as at December 31, 2009 represents the remaining contractual Bought Option and Sold Option of 1,896,121 barrels (2008: 3,558,003 barrels) which will mature in December 2010.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	TRADE AND OTHER RECEIVABLES

(a)  Summary of trade and other receivables

		As at December 31
		2007	2008	2009
		RMB’000	RMB’000	RMB’000

Financial assets
Current
Trade receivables from PetroChina	(Note 28)	141,772	—	50,723
Amounts due from related parties	(Note 28)	87,210	73,368	75,438
Less: Provision for impairment		(7,492)	—	—

Amounts due from related parties-net		79,718	73,368	75,438
Loans to third parties		65,119	—	—
Less: Provision for impairment		(30,080)	—	—

Loans to third parties-net		35,039	—	—
Advances to employees		9,549	10,598	942
Less: Provision for impairment		(1,035)	(2,995)	—

Advances to employees -net		8,514	7,603	942
Financial derivatives receivables		—	20,784	—
Unbilled receivables		—	—	161,429
Other receivables — others		—	—	3,858

		265,043	101,755	292,390
Non-current
Amounts due from related party	(Note 28)	—	66,190	70,360

		265,043	167,945	362,750

Non-financial assets
Current
Advances to suppliers		87,746	8,709	143,796
Less: Provision for impairment		(11,236)	(6,877)	—

Advances to suppliers — net		76,510	1,832	143,796
Advances to suppliers — related party	(Note 28)	—	—	38,673
Prepayments to third parties		384	209	1,926
Other deferred assets		—	—	12,786

		76,894	2,041	197,181
Non-current
Advances to suppliers		—	5,615	—

		76,894	7,656	197,181

Total		341,937	175,601	559,931

Total current		341,937	103,796	489,571
Total non-current		—	71,805	70,360

Total		341,937	175,601	559,931

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) The fair values of trade and other receivables financial assets are as follows:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Trade receivables from PetroChina	141,772	—	50,723
Amounts due from related parties	79,718	139,558	145,798

	221,490	139,558	196,521
Other receivables	43,553	28,387	166,229

	265,043	167,945	362,750

(c) The aging analysis of trade receivables were as follows:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

0 — 90 days	141,772	—	50,723

	141,772	—	50,723

As of December 31, 2007, 2008 and 2009, there were no trade receivables past due which are impaired.

(d) As of December 31, 2007, 2008 and 2009, the amount and aging of other receivables impaired are as follows:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

< 1 year	28,800	—	—
1-2 years	622	1,621	—
2-3 years	13,299	6,087	—
> 3 years	7,122	2,164	—

	49,843	9,872	—

The impairment of other receivables for the year ended December 31, 2007 principally relates to the long outstanding loans to third parties and advance to suppliers which are not considered recoverable in accordance with the Group’s policy (Note 2(n)).

(e) The carrying amounts of trade and other receivables are denominated in the following currencies:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Renminbi	339,562	174,020	314,506
United States Dollars	2,375	1,581	245,425

	341,937	175,601	559,931

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f) Movements in the provision for impairment of other receivables are as follows:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

At January 1	—	(49,843)	(9,872)
Provision for receivable impairment	(49,843)	—	—
Receivables written off during the year as uncollectible	—	39,971	9,872

At December 31	(49,843)	(9,872)	—

The maximum exposure to credit risk at the reporting date is the fair value of each class of trade and other receivables mentioned above. The Group does not hold any collateral as security.

10.	PLEDGED DEPOSITS

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Pledged deposits	—	50,222	30,729

As at December 31, 2008, pledged deposits represent the bank deposits pledged for borrowings, and guarantee of a bank loan to a related party (Note 28(e)).

As at December 31, 2009, pledged deposit represent bank deposit pledged for borrowings.

The carrying amounts of pledged deposits are denominated in the following currencies:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Renminbi	—	17,055	—
United States Dollars	—	33,167	30,729

	—	50,222	30,729

11.	INVENTORIES

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Oil in tank	9,357	36,315	13,033
Materials and supplies	27,225	37,543	63,045

	36,582	73,858	76,078

Included in inventories are amounts stated
At cost	36,582	72,055	76,078
At net realizable value — oil in tank	—	1,803	—

	36,582	73,858	76,078

Depreciation charges of RMB 6,612,000, RMB 31,416,000 and RMB 9,540,000 have been included in the balance above for the years ended December 31, 2007, 2008 and 2009 respectively (Note 6).

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment charges of RMB nil, RMB 3,898,000 and nil were provided for during the years ended December 31, 2007, 2008 and 2009 respectively, for oil in tank produced by the Miao 3 Project due to low oil prices.

12.	AMOUNT DUE FROM SHAREHOLDER

		As at December 31
		2007	2008	2009
		RMB’000	RMB’000	RMB’000

Non-current
Amount due from the controlling shareholder of FEEL	(Note 28)	449,438	—	—
Current
Amount due from the controlling shareholder of FEEL	(Note 28)	359,550	—	—
Amount due from FEEL	(Note 28)	—	422,880	81,074

		808,988	422,880	81,074

Since 2004, Mr Zhang obtained several loans from MIE for his personal investments and investments for FEEL and its affiliates.

In September 2007, MIE and Mr Zhang entered into a repayment agreement under which the Renminbi loans of RMB901 million were re-denominated into US dollars loans of US$119.2 million. Mr Zhang agreed to repay the amount outstanding in ten (10) equal instalments from December 31, 2007 to July 31, 2010. As a result, in the fourth quarter of 2007, Mr Zhang made repayments to MIE in the aggregate amount of RMB 92 million or US$12.6 million. As of December 31, 2007, the outstanding loan due from Mr Zhang amounted to US$110.8 million (RMB 809 million).

In 2008, Mr Zhang made further repayment in the aggregate amount of RMB 79 million which reduced the amount outstanding to RMB 730 million or US$106.8 million. In April 2008, Mr Zhang proposed to settle the amount in full upon completion of a loan reorganization plan involving MIE, FEEL, the shareholders of FEEL and third party investors. In December 2008, repayment terms of the loan reorganization plan were amended by the tripartite agreement detailed below.

MIE’s prior credit facility with Standard Bank placed restrictions on declaring dividends by the Company. In December 2008, MIE reached an agreement with Standard Bank that allowed the MIE to reorganize its inter-entity balances, which resulted in the inter-entity balances being amalgamated and the distribution of a deemed dividend to FEEL. On December 31, 2008, a tripartite agreement, between MIE, FEEL and Mr Zhang, was executed (the “Tripartite Agreement”). The Tripartite Agreement provided the following:

•	All rights of MIE in respect of the amount due from Mr Zhang was assigned to FEEL, in exchange for a debt incurred by FEEL in favour of MIE for the same amount and on the same terms and conditions (the “Interim Loan”);

•	An existing amount owed by MIE to FEEL, of approximately US$25 million, was used to partially repay the Interim Loan;

•	MIE made a deemed dividend distribution of US$20 million (RMB 136,692,000) to FEEL. The deemed dividend was used to partially repay the Interim Loan;

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Upon receipt by MIE of any subscription monies from any issuance of shares in MIE, envisaged by the Tripartite Agreement, MIE would declare a further distribution to FEEL, equal to the amount of the subscription monies received, and the deemed distribution would be used to partially repay the Interim Loan.

Under the above Tripartite Agreement, MIE assigned US$106.8 million (RMB 703 million), being the amount due from Mr Zhang to MIE, to FEEL, for an amount due from FEEL to MIE of US$106.8 million on the same terms and conditions as the loan to Mr Zhang. MIE and FEEL agreed to offset this receivable with an amount due from MIE to FEEL of approximately US$25 million. After these transactions, FEEL owed MIE US$81.9 million. On December 31, 2008, MIE made a non-cash dividend of US$20 million to FEEL. As at December 31, 2008, the remaining balance of the Interim Loan from the Group to FEEL was US$61.9 million (RMB 422,880,000).

Following the US$50 million net investment (being gross investment of US$53 million less transaction costs of US3 million) by TPG Star Energy into the Company in July 2009, the Company distributed a US$50 million (RMB 341,615,000) deemed dividend to FEEL, as allowed by the Standard Bank facility agreement amended in January 2009. The distribution of the US$50 million deemed dividend was used by FEEL to repay a portion of the outstanding amount of the Interim Loan (Note 25).

CITIC Ka Wah Bank, the lender of the current credit facility to MIE, has also agreed in its facility agreement that the remaining balance of the Interim Loan of US$11.9 million can be settled by a further non-cash deemed dividend prior to the Company’s initial public offering.

13.	CASH AND CASH EQUIVALENTS

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Cash in hand	65	53	46
Cash at bank	77,101	382,066	290,225

	77,166	382,119	290,271

Cash and cash equivalents are denominated in the following currencies:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Renminbi	34,174	292,609	185,026
United States Dollars	42,992	89,510	105,245

	77,166	382,119	290,271

Renminbi-denominated deposits are placed with banks in the PRC. The conversion of these Renminbi-denominated deposits into foreign currencies and remittance out of the PRC are subject to certain PRC rules and regulations of foreign exchange control promulgated by the PRC government. Also, the exchange rates are determined by the PRC government.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	SHARE CAPITAL

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Ordinary shares	684	684	659
Preferred shares	—	—	171

	684	684	830

As described in Note 1, the Company was incorporated in Cayman Islands on March 20, 2008. The total number of authorized shares is 180,000,000 shares comprising 150,000,000 ordinary shares with a par value of US$0.001 per share and 30,000,000 Series A preferred shares with a par value of US$0.001 per share as at December 31, 2009. Each share has one vote.

On February 5, 2010, FEEL, shareholders of FEEL, MIE and the Company entered into a shares purchase agreement with Harmony Energy Limited (Note 33). As a result, the Company’s authorized share capital was increased to 230,000,000 shares comprising 150,000,000 ordinary shares with a par value of US$0.001 per share, 30,000,000 Series A preferred shares with a par value of US$0.001 per share and 50,000,000 Series B preferred shares with a par value of US$0.001 per share.

(a)  Ordinary shares

The details of the ordinary share capital of the Company for the relevant periods are as follows:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Authorized, issued and fully paid:
At January 1
100,000,000 ordinary shares of US$0.001 each	684	684	684
Cancellation of ordinary shares	—	—	(25)
3,643,730 ordinary shares at US$0.001 each (Note 14 b)

At December 31
100,000,000 ordinary shares of US$0.001 each	684	684	—
96,356,270 ordinary shares at US$0.001 each	—	—	659

	684	684	659

Reserve arising from redeemable ordinary shares

In January 2009, Standard Bank acquired 1,970,490 of the Company’s ordinary shares (representing 1.97% of the outstanding share capital) for US$5,123,000 (RMB 35,043,000) from FEEL. Concurrently, FEEL also sold Standard Bank a conversion option that allowed the Company’s ordinary shares to be converted into the preferred shares, on the same terms and conditions as any new preferred shares issued by the Company exceeding US$20 million (RMB 136 million) during the term of the option. If Standard Bank did not convert the ordinary shares, Standard Bank had the right to sell the ordinary shares back to MIE at their original issuance price (US$5,123,000). FEEL and the Company were jointly and severally liable with MIE for this arrangement.

At the date of the sale of ordinary shares from FEEL to Standard Bank, the fair value of MIE’s liability to Standard Bank amounted to US$5,123,000 (RMB 35,043,000).

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In October 2009, those ordinary shares were bought back by FEEL from Standard Bank and the option was terminated and the corresponding liability US$5,123,000 (RMB 35,043,000) was transferred back to equity.

The above movements have been reflected in the consolidated statements of changes in equity.

(b)  Preferred shares

As at
December 31, 2009
RMB’000

Authorized, issued and fully paid:
At July 9, 2009
21,457,490 Series A preferred shares of US$0.001 each	146
At October 30, 2009
3,643,730 Series A preferred shares at US$0.001 each	25
At December 31, 2009

25,101,220 Series A preferred shares of US$0.001 each	171

On June 19, 2009, FEEL, the Company, MIE and TPG Star Energy Ltd. (“TPG”) entered into a Series A preferred share subscription agreement and put option agreement (“TPG SPA”), with the following terms:

(i) The Company issued 21,457,490 Series A preferred shares to TPG representing 17.667% of the capital of the Company for consideration of US$53,000,000 (RMB 362 million) less transaction fee US$3,000,000 (RMB 20,940,000).

(ii) Each of the Series A preferred share:

-	has the same voting and dividend rights, other than deemed dividends, as those of ordinary shares into which Series A preferred share is convertible.

-	is convertible, at the option of the holder at any time, into fully paid ordinary shares at the applicable conversion ratio.

-	will automatically convert into fully paid ordinary shares at the applicable conversion ratio immediately prior to a qualified initial public offering (“IPO”).

-	is convertible at the initial conversion ratio of 1:1.

(iii) FEEL granted a put option to TPG which requires FEEL to purchase all or some of the Series A preferred shares. The option guarantees that TPG will recover its initial cost at a compounded rate of return of 15%. FEEL, MIE and the Company are jointly and severally liable for this obligation.

(iv) In the event of a liquidation, dissolution or winding up of the Company, the available assets and funds of the Company are distributed to the series A and series B preferred shareholders, on a pro rata basis. The holders of the series A preferred shares are entitled to recover the original purchase price and, if a put given to series A preferred shareholders is exercised, an amount that would result in the shareholders obtaining a compounded rated of return of 15% from the issue of the series A preferred shares, less any distributions made to the shareholders during the investment period.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The above transaction was completed and became enforceable on July 9, 2009 when the Series A preferred shares were issued to TPG.

On October 26, 2009, FEEL, the Company and MIE entered into a shares purchase agreement with Sino Link Limited, an indirect subsidiary of CITIC Group, pursuant to which FEEL sold 3,643,730 Series A preferred shares to Sino Link Limited for a consideration of US$9 million (RMB 61,400,000). As FEEL was not at that time the holder of any Series A preferred shares, the Company redeemed 3,643,730 ordinary shares held by FEEL and issued in exchange 3,643,730 Series A preferred shares to FEEL, which were then transferred to Sino Link Limited on October 30, 2009.

On February 5, 2010, FEEL, MIE and the Company entered into a shares purchase agreement with Harmony Energy Limited, a company incorporated in British Virgin Islands and a wholly owned subsidiary of Ever Union Capital Limited, pursuant to which FEEL sold 36,425,120 Series B preferred shares for a consideration of US$89,970,000 (RMB 614,495,000)(Note 33). As FEEL was not at that time the holder of any Series B preferred shares, on March 10, 2010, the Company repurchased 18,212,560 ordinary shares held by FEEL and issued in exchange 36,425,120 Series B preferred shares to FEEL, which FEEL transferred to Harmony Energy Limited.

Each Series B preferred share:

•	has the same voting and dividend rights, other than deemed dividends, as those of the ordinary share into which such Series B preferred share is convertible;

•	is convertible, at the option of the holder at any time, into fully paid ordinary shares at the applicable conversion rate;

•	will automatically convert into fully paid ordinary shares at the applicable conversion rate immediately prior to a qualified IPO; and

•	is convertible at the initial conversion rate of 2:1.

In the event of a liquidation, dissolution or winding up of the Company, the available assets and funds of the Company are distributed to the series A and series B preferred shareholders, on a pro rata basis. The holders of the series B preferred shares are entitled to recover the original purchase price.

(c)  Stock Incentive Compensation Plans

The board of directors of the Company has adopted a 2009 stock incentive compensation plan on November 20, 2009 which is intended to attract and retain the best available personnel for positions of substantial responsibility, and provide additional incentive to employees, directors and consultants. The Company has reserved 6,072,870 ordinary shares for issuance under the 2009 stock incentive compensation plan.

(A)  Stock Options

The options granted under the 2009 stock incentive compensation plan are evidenced by an option award agreement between the Company and its employees that contains, among other things, the number of shares granted and provisions concerning exercisability and forfeiture upon termination of employment, as determined by the board of the Company.

Vesting schedule  The options granted under the 2009 stock incentive compensation plan vest over a two or three-year period following a specified vesting commencement date. Typically, the options granted vest at each anniversary of the grant date within the vesting period, subject to the participant continuing to be an employee on each vesting date.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Right to exercise  The term of the options granted under the 2009 stock incentive compensation plan will not exceed ten years from the grant date. Where the option agreement permits, the exercise of the options that were vested before the termination of the participant or before the termination of the participant without cause by the Company, the options will terminate to the extent not exercised or purchased on the thirty-first day after such termination. Where the option agreement permits ordinary vesting and exercise upon termination due to the participant’s death, permanent disability or injury, the options remain subject to ordinary vesting schedule and exercise. Upon termination of the participant by the company for cause, options not already exercised lapse immediately.

On November 20, 2009, the Company granted options for 1,480,870 ordinary shares to certain officers and employees. The exercise price of each option granted is US$2.39.

Out of the 1,480,870 outstanding options, none were exercisable during 2009. The share options outstanding as at December 31, 2009 was 1,480,870 with exercise price of US$2.39.

(B)  Stock Appreciation Rights

Stock appreciation rights granted under the 2009 stock incentive compensation plan are evidenced by a stock appreciation rights award agreement between the Company and employees that contains, among other things, the number of notional ordinary shares to which the stock appreciation rights relate and the provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement.

Vesting schedule.  Stock appreciation rights granted under the 2009 stock incentive compensation plan vest over a three-year period following a specified vesting commencement date. One-third of the stock appreciation rights granted vest at each anniversary of the grant date within the three-year vesting period, subject to the participant continuing to be an employee or a service provider on each vesting date. There is no entitlement to the stock appreciation right unless and until there is an IPO.

Right to exercise.  The term of stock appreciation rights granted under the 2009 stock incentive compensation plan will not exceed ten years from the grant date. When a participant exercises the stock appreciation rights, the Company will pay such participant an amount in cash determined by multiplying (i) the excess of the fair market value of an ordinary share on the exercise date over the grant price by (ii) the number of notional ordinary shares to which the stock appreciation rights relate stated in such participant’s exercise notice.

On November 20, 2009, the board of directors of the Company granted certain officers and employees stock appreciation rights pertaining to 2,560,180 notional ordinary shares to which the stock appreciation rights relate. The exercise price of each stock appreciation right is US$2.39. Where the stock appreciation rights agreement permits the exercise of the stock appreciation rights that were vested before the termination by the participant or before the termination of the participant without cause by the Company, the stock appreciation rights will terminate to the extent not exercised on the thirty-first day after such termination. Where the stock appreciation rights agreement permits ordinary vesting and exercise upon termination due to participant’s death, permanent disability or injury, the stock appreciation rights remain subject to ordinary vesting schedule and exercise. Upon termination of the participant by the company for cause, stock appreciation rights not already exercised lapse immediately.

Out of the 2,560,180 outstanding stock appreciation rights, none were exercisable as of December 31, 2009. The stock appreciation rights outstanding as at December 31, 2009 was 2,560,180 with exercise price of US$2.39.

On February 26, 2010, the board of directors of the Company granted certain employees stock appreciation rights pertaining to 25,100 notional ordinary shares with exercise price of $4.78 per notional ordinary shares.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On February 26, 2010, the board of directors of the Company approved amended stock appreciation rights award agreement to be implemented for certain selected participants. For these selected participants, a portion or all of the one third of the granted stock appreciation rights shall vest and become exercisable on each anniversary of the grant date according to the performance evaluation target mark attained by these participants. All other terms of the stock appreciation rights award agreement remain unchanged.

(C)  Fair Values of Stock Incentive Compensation Plans

The fair value of options granted on November 20, 2009 determined using the Binomial Model was US$1.93 per option. The significant inputs into the model were fair value per share of US$3.30 at the grant date, exercise price shown above, volatility of 64.7%, dividend yield of 0%, an option life of ten years, and an annual risk-free interest rate of 3.417%. The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of weekly share prices of comparable companies over the last five years.

The fair value of stock appreciation rights granted on November 20, 2009 determined using the Binomial Model was US$1.85 per right. The significant inputs into the model were fair value per share price of US$3.30 at the grant date, exercise price shown above, volatility of 64.7%, dividend yield of 0% stock appreciation rights life of ten years, and an annual risk-free interest rate of 3.417%. The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of weekly share prices of comparable companies over the last five years.

The fair value of stock appreciation rights as at December 31, 2009 determined using the Binomial Model was US$2.06 per right. The significant inputs into the model were fair value per share price of US$3.63 at the grant date, exercise price shown above, volatility of 66.26%, dividend yield of 0% stock appreciation rights life of 9.89 years, and an annual risk-free interest rate of 3.923%. The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of weekly share prices of comparable companies over the last five years.

See Note 28(f) for the total expense recognized in the statement of comprehensive income for share options granted to directors and employees.

15.	OTHER RESERVES

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Capital reserve	(270)	(270)	(270)
Issue of Series A preferred shares — share premium	—	—	400,878
Cancellation of ordinary shares	—	—	(61,429)
Share option reserve	—	—	1,224
Safety fund reserve	—	49,293	63,506

	(270)	49,023	403,909

Safety Fund Reserve

Pursuant to certain relevant PRC laws and regulations, the Group is required to set aside a certain amount in proportion to its production income for the relevant year as safety fund reserve. As the Group has no legal or constructive obligation to pay out these amounts at point of recognition, the amount has been treated as an appropriation of reserves in the equity account. The fund can be used for improvements of safety

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

at the oil exploration projects, and is not available for distribution to shareholders. Upon incurring qualifying safety expenditure, an equivalent amount is transferred from the safety fund reserve to retained earnings.

16.	ASSET RETIREMENT OBLIGATIONS

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

At beginning of the year	14,556	27,702	4,624
Liabilities incurred (Note 6)	11,981	—	1,991
Accretion expenses	1,165	—	363
Reversal (Note 6)	—	(23,078)	—

At end of the year	27,702	4,624	6,978

The PSCs were unclear for the MIE’s asset retirement obligations (“ARO”) for onshore wells. The reversal in 2008 resulted from clarification MIE sought and received from legal counsel that year. Based on that clarification, MIE would be obligated only for wells abandoned during contractual periods, not wells abandoned after the PSC expiry. The previous estimate assumed an obligation to pay for MIE’s share of abandonment costs for all wells in existence at December 31, 2007 even if such wells were scheduled to be abandoned after the expiry of the PSC. Therefore, MIE revised downward the estimated number of wells with ARO and reversed the net movement in the ARO against the asset retirement cost included in Oil and Gas Properties for those wells to be abandoned after the expiry of the PSC.

17.	DEFERRED INCOME TAX

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The offset amounts are as follows:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	18,492	12,627	6,480
Deferred tax assets to be recovered within 12 months	15,142	4,143	1,675

	33,634	16,770	8,155
Deferred tax liabilities:
Deferred tax liabilities to be settled after more than 12 months	(78,869)	(110,461)	(92,170)
Deferred tax liabilities to be settled within 12 months	(2,339)	(9,079)	(2,385)

	(81,208)	(119,540)	(94,555)

Total — Deferred income tax liabilities — net	(47,574)	(102,770)	(86,400)

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The gross movements in the deferred tax account are as follows:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

At beginning of the year	(43,013)	(47,574)	(102,770)
(Charged)/credited to the consolidated statement of comprehensive income	(4,561)	(55,196)	16,370

At end of the year	(47,574)	(102,770)	(86,400)

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets

	Asset
	Retirement
	Obligations	Provisions	Others	Total

At January 1, 2007	4,367	—	—	4,367
Credited to the consolidated statement of comprehensive income	2,558	12,758	13,951	29,267

At December 31, 2007	6,925	12,758	13,951	33,634
Charged to the consolidated statement of comprehensive income	(5,769)	(2,290)	(8,805)	(16,864)

At December 31, 2008	1,156	10,468	5,146	16,770
Charged to the consolidated statement of comprehensive income	(11)	(8,604)	—	(8,615)

At December 31, 2009	1,145	1,864	5,146	8,155

Others include mainly the interest expenses incurred in 2007 that are tax deductable over six (6) years as allowed by the local tax authority.

Deferred tax liabilities

Accelerated Tax
Depreciation

At January 1, 2007	(47,380)
Charged to the consolidated statement of comprehensive income	(33,828)

At December 31, 2007	(81,208)
Charged to the consolidated statement of comprehensive income	(38,332)

At December 31, 2008	(119,540)
Credited to the consolidated statement of comprehensive income	24,985

At December 31, 2009	(94,555)

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	TRADE AND OTHER PAYABLES

(a) Summary of trade and other payables

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Financial liabilities
Current
Trade payables	878,826	972,015	647,308
Amount due to related parties (Note 28)	19,819	—	—
Amount due to FEEL (Note 28)	315,780	—	—
Interest payable	4,943	4,896	459
Accrued liabilities	9,336	11,760	—
Derivatives financial instrument premium payable (Note 8)	—	15,808	—
Other tax payable	—	32,464	40,820
Special oil levy (Note 21)	65,944	70,311	61,118
Other payables	75,688	35,876	38,647
Non-current
Derivatives financial instrument premium payable (Note 8)	—	63,231	—
Amounts due to related parties (Note 28)	—	33,023	—
Trade payables	—	—	170,235
Non-financial liabilities
Current
Salary and welfare payable	33,070	22,451	20,283
Income tax payable	93,828	8,397	55,052
Advances from PetroChina (Note 28)	—	321,105	—
Non-current
Advances from PetroChina (Note 28)	—	137,434	—

Total	1,497,234	1,728,771	1,033,922

Total current	1,497,234	1,495,083	863,687
Total non-current	—	233,688	170,235

Total	1,497,234	1,728,771	1,033,922

In April 2009, certain vendors agreed to accept repayment of trade payables amounting to RMB 467,846,000 over a two or three year period from April 2009. As a result, RMB 102,094,000 of trade payables are classified as non-current liabilities as at December 31, 2009.

Stock appreciation rights liabilities of RMB 2,260,000 has been included in salaries and welfare payable for the year ended December 31, 2009 (Note 20).

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) The carrying amounts of trade and other payables are denominated in the following currencies:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Renminbi	1,476,825	1,652,470	1,033,421
United States Dollars	20,409	76,301	501

	1,497,234	1,728,771	1,033,922

The carrying amounts of trade and other payables approximate their fair values.

19.	BORROWINGS

(a) Summary of Borrowings

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Bank borrowings
Non-current	730,460	765,475	1,242,963
Current	—	54,677	102,423

Total borrowings	730,460	820,152	1,345,386

In October 2007, MIE entered into a financing arrangement with Standard Bank, for a bank facility of US$150 million (approximately RMB 1,125 million) which reduces to zero in 2013. MIE utilized US$100 million (approximately RMB 750 million) in 2007 and further drew down US$20 million (approximately RMB 136 million) in August 2008. As at December 31, 2008, the Group’s unutilized loan facilities amounted to US$30 million (approximately RMB 204 million, 2007: US$50 million or approximately RMB 375 million).This revolving bank facility was amended on January 12, 2009 and the interest rate increased from LIBOR + 2.75% to LIBOR + 5.75%.

The Standard Bank loan was collateralized primarily by MIE’s ordinary shares held by FEEL, assignment of MIE’s bank account for collection of oil revenue, a charge over the debt service reserve account, the Group’s share of entitlement under the PSCs, a fixed charge over the Group’s property, plant and equipment (Note 6) and a floating charge over all present and future assets.

On July 28, 2009, MIE entered into a five-year US$200 million transferrable term loan and revolving credit facility with Citic Ka Wah Bank Limited and China CITIC Bank Corporation Limited Guangzhou Branch (“CITIC Facility”), primarily to repay the Standard Bank loan, fund the development oilfields and for general working capital purposes.

The CITIC Facility includes two long-term term loans and one short-term revolving facility, which can be converted into a term loan towards the end of the third year. The term loans do not require principal repayments for the first three years and the principal repayments are made starting from the 37th month. The term loans under the facility bear an interest rate of LIBOR plus 4.50% per annum. The facility contains the following financial covenants:

(a) the consolidated tangible net worth, subject to certain adjustments, will be not less than (i) RMB 1.0 billion from 2009 to 2011 and (ii) RMB 1.5 billion for 2012;

(b) the ratio of consolidated total borrowing to consolidated tangible net worth, subject to certain adjustments, will not exceed (i) 140% from 2009 to 2010 and (ii) 100% for 2011;

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) the ratio of consolidated total borrowings to consolidated EBITDA (as defined in the credit facility agreement) will not exceed (i) 270%, from 2009 to 2010, (ii) 220% from 2011 to 2012 and (iii) 180% for 2013; and

(d) the total capital expenditure in any financial year will not exceed RMB 1.0 billion.

Any failure to maintain these covenants could result in an acceleration of obligations under the CITIC Facility. As at December 31, 2009, the Company did not breach these loan covenants.

The CITIC Facility is secured primarily by 100% of the ordinary shares in MIE held by the Company, 51% of the ordinary shares in the Company held by FEEL and 51% of ordinary shares in FEEL, an assignment of the bank accounts for the collection of oil revenue, the Group’s entitlement under the PSCs, a charge over the Group’s debt service reserve account, and an assignment of the Group’s interest in the Group’s insurance policies. The Group is required to maintain a debt service reserve account to ensure the payment of interest and principal due under the facility. As part of a restructure to the security arrangement in respect of the loan, after the year end MIEH has agreed to provide a corporate guarantee to the lenders in respect of MIE’s obligations.

MIE drew down US$122.0 million (RMB 830 million) from the CITIC Facility on July 31, 2009 to repay the loan from Standard Bank. MIE further drew down US$78 million (RMB 546 million) subsequently during the 2009 financial year. There is no unused facility as at December 31, 2009.

(b) The effective interest rates at the dates of the consolidated statements of financial position are as follows:

	As at December 31
	2007	2008	2006

Effective interest rates on the borrowings	7.58%	6.51%	6.56%

(c) The exposure of the Group’s borrowings to contractual interest rate changes based on LIBOR + 2.75% at the dates of the statements of financial position at 2007 and 2008 and LIBOR + 4.5% at December 31, 2009 are as follows:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

< 1 year	—	54,677	102,423
1-2 years	54,677	218,706	—
2-5 years	675,783	546,769	1,242,963

Total borrowings	730,460	820,152	1,345,386

The fair value of the current and non-current portions of borrowings approximates their carrying amounts.

(d) The borrowings are denominated in US dollars (Note 3).

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	EMPLOYEE COMPENSATION COSTS

	Year ended December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Wages, salaries and allowances	45,230	56,212	50,563
Housing subsidies	382	841	1,181
Share options granted	—	—	1,224
Stock appreciation rights granted (Note 18)	—	—	2,260
Welfare and other expenses	7,384	11,961	12,423

	52,996	69,014	67,651

21.	TAXES OTHER THAN INCOME TAXES

	Year Ended December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Taxes other than income taxes	159,998	538,126	73,308

Taxes other than income taxes represent a special oil levy which is paid or payable by petroleum exploration and development enterprises for the sales of domestic crude oil at a rate variable based on the oil prices. This levy was imposed by the PRC government and became effective from March 26, 2006.

22.	OTHER INCOME/(LOSS)

	Year Ended December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Net (loss)/gain on forward foreign exchange contract (Note 8)	—	(24,704)	5,478
Gain/(loss) on oil put option (Note 8)	—	155,505	(136,252)
Write-back of accounts payables	29,038	—	—
Others	3,739	2,957	(350)

Total	32,777	133,758	(131,124)

The net gain and loss on the forward foreign exchange contract results from the exchange rate between the US dollar and the RMB being less than the rate set in the contract resulting in a loss of RMB 24,704,000 for 2008 and a gain of RMB 5,478,000 for 2009.

The net gain of the oil put option in the year ended December 31, 2008 is due to the WTI oil price during November 2008 and December 2008 being lower than the oil put option exercise price of US$62.50 per barrel and the unrealized valuation gain as at December 31, 2008 on the remaining put options that can be exercised in 2009 and 2010. The net loss of the oil put option in the year ended December 31, 2009 is due to the change in fair value of the unrealized portion of the oil put option.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	FINANCE COSTS — NET

	Year Ended December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Finance income
Interest income from savings accounts	4,108	2,858	1,552
Exchange gain	7,789	42,815	—

Total finance income	11,897	45,673	1,552

Finance costs
Interest expenses	41,712	53,391	56,498
Bank charges	45,932	69	88
Exchange loss	—	—	2,246
Others	1,164	—	—

Total finance costs	88,808	53,460	58,832

Finance costs — net	76,911	7,787	57,280

24.	INCOME TAX EXPENSE

	Year Ended December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Current income tax — domestic	120,602	107,552	89,832
Deferred income tax — domestic	4,561	55,196	(16,370)

	125,163	162,748	73,462

The Company is an exempted company incorporated in the Cayman Islands. Under the laws of Cayman Islands, the Company is not subject to tax on income or capital gain.

Corporate income tax for its operation in China is provided on the basis of statutory profit for financial reporting purposes as defined by the PRC tax authorities, adjusted for income and expense items which are not assessable or deductible for income tax purposes. In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is 30% for the year ended December 31, 2007 and 25% for years ended December 31, 2008 and 2009.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group:

	Year Ended December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Profit before income tax	434,116	773,838	183,939
Statutory tax rates	30%	25%	25%
Tax calculated at the statutory tax rates	130,235	193,460	45,984
Effect of changes in PRC corporate income tax rate	(9,515)	—	—
Tax effect of income not subject to tax	(1,362)	(33,950)	(738)
Expenses not deductible for tax purposes	5,805	3,238	35,395
Prior year tax filling adjustments	—	—	(7,179)

Tax charge	125,163	162,748	73,462

PRC tax regulations require tax to be assessed on activities that are undertaken, executed or managed in the PRC. Activities undertaken outside the PRC, which are not executed or managed in the PRC, are therefore not subject to PRC income tax.

25.	EQUITY DISTRIBUTIONS

On December 31, 2008, pursuant to the Tripartite Agreement (Note 12), MIE declared a deemed dividend distribution amounting to US$20 million (equal to RMB 136,692,000). The distribution was off-set against the outstanding balance of the amount due from FEEL.

On July 7, 2009, MIE declared a deemed dividend distribution to the Company amounting to US$50 million (equal to RMB 341,630,000) and the Company declared a deemed dividend distribution to FEEL amounting to US$50 million (equal to RMB 341,615,000). The deemed dividend distribution to FEEL was off-set against the outstanding balance of the amount due from FEEL (Note 12).

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.	CASH GENERATED FROM OPERATING ACTIVITIES

	Year Ended December 31,
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Profit before income tax	434,116	773,838	183,939
Adjustments for:
Depreciation, depletion and amortization	286,792	475,172	445,824
Interest expenses — net (Note 23)	37,604	50,533	54,946
Impairment of inventory (Note 11)	—	3,898	—
Impairment of property, plant and equipment (Note 6)	—	32,000	—
Unrealized foreign exchange gain/(loss)	—	(46,998)	2,246
Fair value (gain)/loss on oil put option	—	(129,817)	207,243
Fair value loss/(gain) on foreign exchange contract	—	25,257	(25,240)
Changes in working capital:
Inventories	(850)	(16,369)	(22,170)
Trade and other receivables	(211,661)	257,992	(226,528)
Trade and other payables	41,407	268,921	(581,629)

Cash generated from operations	587,408	1,694,427	38,631

27.	COMMITMENTS AND CONTINGENCIES

(a)  Commitments

Capital expenditure contracted for at the date of the consolidated statement of financial position but not recognized in the consolidated statement of financial position is as follows:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Property, plant and equipment	50,000	—	—

The Group has operating lease commitments related to its non-cancellable operating leases for offices. The future aggregate minimum lease payments under operating leases are as follows:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

No later than 1 year	123	—	—

Lease expenses for the year ended December 31, 2009 relates to office rental of RMB 4,314,000 (2008: RMB 4,314,000; 2007: RMB 6,282,000).

(b)  Contingencies

On August 28, 2000, MIE entered into a PSC with China Petroleum and Chemical Corporation (“Sinopec”) for exploration and development of Shengli oilfield in Shandong Province. In 2000, MIE began the trial-development phase of its operations at Shengli and drilled a dry hole. The project was suspended between 2001 and 2005. In April 2005, MIE requested an extension from Sinopec to restart the project at Shengli. On September 27, 2006, MIE received a letter from Sinopec denying the request to restart the project and seeking to terminate the PSC on the grounds that the extension period of the trial-development phase had

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expired and MIE had not met its investment commitment of at least US$2 million under the PSC. MIE believes its investment in the project at Shengli oilfield had met the required commitment amount under the PSC. The PSC with Sinopec has not been formally terminated and the dispute has not entered any judicial proceedings.

28.	RELATED PARTY TRANSACTIONS

(a) The following transactions and balances were carried out with related parties:

	Year Ended December 31,
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Transactions with PSC partners
Global Oil Corporation
Amounts received on behalf of GOC arising from the PSCs	120,575	198,885	112,288
Loan granted to GOC	4,445	88,272	21,733
Cost incurred on behalf from PSCs	125,030	216,250	95,631
PetroChina
Sales to PetroChina	1,221,624	1,971,688	1,166,827
Cost incurred on behalf of PetroChina from PSCs	51,420	96,114	107,952
Transactions with a company related to the controlling shareholder of FEEL
Jilin Guotai Petroleum Development Company
Purchases of materials and spare parts	1,878	2,913	324
Purchases of oil well drilling services	71,150	94,257	66,231
Rental of vehicles	830	1,724	3,613

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Amounts due from related parties included in trade and other receivables:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Amounts due from related companies and PSC parties
Current
United Petroleum USA, LLC*	1,701	1,571	1,569
Jilin Sanhuan Petroleum Company	7,492	—	—
Global Oil Corporation	15,547	54,994	55,901
PetroChina	204,242	16,803	68,691

	228,982	73,368	126,161
Provision for impairment — Jilin Sanhuan Petroleum	(7,492)	—	—

	221,490	73,368	126,161
Non-current
Global Oil Corporation	—	66,190	70,360

	221,490	139,558	196,521

Advance to Supplier
Jilin Guotai Petroleum Development Company	—	—	38,673

*	United Petroleum USA, LLC is an affiliate of the Company and the Group pays miscellaneous fees on its behalf in the United States.

The above balances represent advances to related companies which arise mainly from purchase transactions with related parties and amounts received on behalf of the other PSC partners. A provision for impairment of RMB nil (2008: nil; 2007: RMB7,492,296) has been provided for the balance with Jilin Sanhuan Petroleum Company.

(c) Amounts due to related companies included in trade and other payables:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Amounts due to ultimate parent company
Amount due to FEEL	315,780	—	—
Amounts due to PSC partners
Global Oil Corporation	18,507	—	—
PetroChina (Note 4(d))	—	458,539	—
Amounts due to other related parties
Jilin Guotai Petroleum Development Company	1,312	33,023	—

The above balance with Jilin Guotai Petroleum Development Company arose mainly from purchase transactions and is repayable on demand and bears no interest.

The balance with Global Oil Corporation and PetroChina relates to the PSCs and is repayable on demand and bear no interest.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d) Amounts due from the controlling shareholder of FEEL and from FEEL:

	As at December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Amount due from the controlling shareholder of FEEL (Note 12)	808,988	—	—
Amount due from FEEL (Note 12)	—	422,880	81,074

The amount as at December 31, 2007 is unsecured, interest free and repayable in ten (10) equal instalments from December 31, 2007 to July 31, 2010.

The amount as at December 31, 2008 is unsecured, interest free and repayable in full upon the completion of the loan reorganization described in Note 12.

The amount as at December 31, 2009 is unsecured and interest free. The RMB 81,074,000 (US$ 11.9 million) is repayable in full by a further non-cash deemed dividend prior to the Company’s initial public offering as described in Note 12.

(e) Guarantee given in favour of a related party

In 2008, MIE pledged a deposit of RMB17 million to a bank to provide a guarantee for a bank loan to Jilin Guotai Petroleum Development Company. In 2009, MIE further pledged RMB29.4 million to a bank to provide a guarantee of a bank loan to the same related party. The pledged deposit has subsequently been released in September 2009.

(f) Key management compensation is presented below:

	Year Ended December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Expense
Short-term benefits:
— Salaries	2,914	6,142	10,457
— Short-term bonuses	11,209	12,483	7,842
— Share options and Share appreciation rights granted	—	—	180
— Benefits in-kind	294	425	439

Total	14,417	19,050	18,918

Accrued liability
Short-term benefits:
— Short-term bonuses	11,209	12,483	7,842

Total	11,209	12,483	7,842

Short-term bonuses fall due wholly within twelve months after the end of the period in which management rendered the related services.

29.	SEGMENT INFORMATION

The Group operates as a single operating segment. The single operating segment is consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the board of directors.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company previously presented segment information for its three PSCs in the consolidated financial statements through December 31, 2008 based on the accounts of each of the three oilfields.

During July 2009, the Company’s principal shareholders, the chief operating decision maker (“CODM”) changed from the Company’s chief executive officer to the Board of Directors when a new private equity investor became one of the Company’s principal shareholder. The new Board of Directors focused on reviewing financial and operating results of the Company on a consolidated basis.

The Company’s operations only comprise the work relating to the three PSCs, all of which are similar in nature, with similar costs, the same senior management, and covering sales of the same product to the same customer, PetroChina. Therefore, the new Board reviews the Company’s operations on a consolidated basis to make decisions. Board meeting materials now typically include information about actual performance and budget analysis that is prepared based on consolidated financial data.

Given that the Board and the shareholders review the operations of the Company on a consolidated basis, the Company has concluded that it operates in a single operating segment and the Company will retrospectively restate the segment footnote for all prior periods.

30.	EARNINGS PER SHARE

(a)  Basic

Basic earnings per share is calculated by dividing the net profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	Year Ended December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Net profit attributable to equity holders of the Company	308,953	611,090	110,477
Adjustment for:
Dividends entitled by Series A preferred shares	—	—	(10,311)

	308,953	611,090	100,166
Number of ordinary shares (thousands)	100,000	100,000	99,393
Earnings per share, Basic (RMB per share)	3.1	6.1	1.0

(b)  Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible preferred shares and share options. The convertible preferred shares are assumed to be converted into ordinary shares. For share options, a calculation is performed to determine the number of ordinary shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to the weighted average number of outstanding share options. The number of ordinary shares calculated as above is compared with the number of ordinary shares that would have been issued assuming the exercise of the share options.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Net profit attributable to equity holders of the Company	308,953	611,090	110,477
Net profit used to determine diluted earnings per share	308,953	611,090	110,477
Weighted average number of ordinary shares in issue (thousands)	100,000	100,000	99,393
Adjustments for:
— Assumed conversion of convertible preferred shares (thousands)	—	—	10,976
— Share options (thousands)	—	—	26
Weighted average number of diluted potential ordinary shares for diluted earnings per share (thousands)	100,000	100,000	110,394
Earnings per share, Diluted (RMB per share)	3.1	6.1	1.0

(c)  Unaudited pro forma consolidated statement of financial position and earnings per share for conversion of preferred shares and dividend declarations

Each Series A preferred shares shall be converted automatically into ordinary shares at 1:1 conversion ratio upon an initial public offering. The pro forma consolidated statement of financial position as of December 31, 2009 presents an as adjusted consolidated statement of financial position as if:

(i)	the conversion of the Series A preferred shares into ordinary shares occurred on December 31, 2009.

(ii)	cash dividend of US$20 million was paid to shareholders on December 31, 2009.

(iii)	deemed dividend of US$11.9 million (RMB 81.1 million) occurred on December 31, 2009.

The unaudited pro forma earnings per share for the year ended December 31, 2009 giving effect to conversion of the conversion of the Series A preferred shares into ordinary shares are as follows:

Year Ended
December 31,2009
(Unaudited)
RMB’000

Numerator
Net profit attributable to equity holders of the Company	110,477
Pro forma effect of Series A preferred shares	—

Numerator for pro forma basic and diluted earnings per share	110,477
Denominator
Weighted average number of ordinary shares in issue (thousands)	99,393
Pro forma effect of Series A preferred shares (thousands)	25,101

Denominator for pro forma earnings per share, Basic (thousands)	124,494
Incremental share options (thousands)	26
Denominator for pro forma earnings per share, Diluted (thousands)	124,520

Pro forma earnings per share, Basic (RMB per share)	0.9
Pro forma earnings per share, Diluted (RMB per share)	0.9

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

31.	RESTRICTED NET ASSETS

The Company’s subsidiary, MIE, can only distribute dividends upon approval of the shareholders after the requirements for appropriation to the safety fund (Note 15) are met and subject to the restrictions of the CITIC Facility (Note 19). MIE may make advances and loans to the Company subject to the requirement of the CITIC Facility (Note 19).

Under the CITIC Facility,

(a) in any year before IPO takes place, MIE is allowed to declare or pay its shareholders dividends in cash in an aggregate amount no greater than 15% of its consolidated net profit as at the end of such financial year;

(b) in any year when an IPO takes place and any year after such a year, MIE is allowed to declare or pay to its shareholders dividends in cash in an aggregate amount of no greater than 30% of its consolidated net profits as at the end of such financial year;

(c) immediately before IPO, MIE is allowed to pay its shareholders a cash dividend immediately before IPO (“IPO Midnight Dividends”) in an amount no greater than US$20 million (Note 33(b)) (in addition to the cash dividends under item (b)) but the IPO Midnight Dividends together with total loans provided by MIE to the Company pursuant to item (d) shall not exceed US$30 million;

(d) before IPO, MIE is allowed to provide at any time loans up to US$30 million to the Company for purpose of merger and acquisition;

(e) MIE is allowed to declare and pay deemed dividend to extinguish its loans to FEEL;

(f) after IPO, MIE may provide loans not exceeding the difference between US$40 million and the outstanding amount of loans provided to the Company pursuant to item (d) above for the purpose of merger and acquisition;

(g) MIE is allowed to make advances to the Company for the payment of remuneration of the Company’s senior management, other staff employed by MIE US office and other reasonable administrative expenses including those incurred by the MIE US office.

According to the CITIC Facility, unless otherwise permitted (including those discussed above) or agreed to by the Majority Lenders (as defined in the CITIC Facility) in writing, the restrictions are as follows:

(a) MIE shall not merge or consolidate with any other entity or take any step with a view to dissolution, liquidation or winding up;

(b) MIE shall not purchase or redeem and cancel its registered capital or make a distribution of assets or other capital distribution to its shareholders or make a repayment in respect of loans owing to any of its shareholders or other indebtedness owing to any of its affiliates or related companies;

(c) MIE shall not declare or pay to its shareholders any dividends whether in cash or otherwise;

(d) MIE shall not sell, transfer, lease or otherwise assign, deal with or dispose of all or any part of its business or its assets or revenues;

(e) MIE shall not directly or indirectly provide any financing, make or grant a loan or advance or guarantee to any person or in any other manner be or become directly or indirectly or contingently liable for, or provide any form of security for, any indebtedness or other obligation of any person;

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f) MIE shall not create or attempt or agree to create or permit to arise or exist any encumbrance over all or any part of its property, assets or revenues;

(g) MIE shall not borrow or permit any borrowing to continue to exist except for the CITIC Facility and loans provided by banks or other financial institutions in the PRC no greater than US$10 million; and

(h) MIE shall not acquire a company or any shares or securities or a business or all or substantially all of the assets of a third party or any interest in any of them.

Subject to the exceptions in the CITIC Facility as set out above, MIE is restricted in its ability to transfer net assets to the Company either in the form of dividends and loans or advances of MIE’s net assets. Notwithstanding the IPO Midnight Dividends of US$20 million declared on March 7, 2010 and paid on March 9, 2010 (Note 33(b)), even though the Company currently does not require any such dividends, loans or advances from MIE for working capital and other funding purposes, the Company may in the future require additional cash resources from MIE due to changes in business conditions, to fund future acquisitions and developments, or to declare and pay dividends or make other distributions to the Company’s shareholders.

32.	ADDITIONAL INFORMATION — CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

The separate condensed financial statements of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investment in its subsidiary under the cost method of accounting. Such investment is presented on the separate condensed statements of financial position of the Company as “Investments in subsidiary”. The condensed financial information of the Company has been presented for the period from March 20, 2008 (the date of incorporation) to December 31, 2009. The Company’s investment in subsidiary is accounted for at January 12, 2009 in accordance with IAS 27.

On July 7, 2009, MIE declared a deemed dividend distribution to the Company amounting to US$50 million (equal to RMB 341,615,000) and the Company declared a deemed dividend distribution to FEEL amounting to US$50 million (equal to RMB 341,615,000) (Note 25).

Except as disclosed in the consolidated financial statements as presented above, the Company did not have any significant contingencies, commitments, long term obligations, or guarantees as of December 31, 2009.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
FOR THE PERIOD FROM MARCH 20, 2008 (DATE OF INCORPORATION ) TO
DECEMBER 31, 2008 AND YEAR ENDED DECEMBER 31, 2009

	March 20, 2008
	(Date of
	Incorporation) to	Year Ended
	December 31,	December 31,
	2008	2009
	RMB’000	RMB’000

Dividend Income	—	341,615
Total operating expense	(373)	(3,077)

(Loss)/profit from operations	(373)	338,538
Finance cost-net	5	(37)
(Loss)/profit before income tax	(368)	338,501

Income tax expenses	—	—

Net (loss)/profit for the period/year	(368)	338,501

CONDENSED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2008 AND 2009

	As at December 31
	2008	2009
	RMB’000	RMB’000

Assets
Investment in MIE	—	1,371,125
Amount due from MIE		323,713

Non current assets	—	1,694,838
Cash and cash equivalents	10	33
Prepaid expense	—	12,786

Current assets	10	12,819
TOTAL ASSETS	10	1,707,657

Liabilities
Salary payable	368	2,260
Other liabilities	—	464
Amount due to MIE	10	—

Total current liabilities	378	2,724

Equity
Share capital
Ordinary shares	—	659
(US$0.001 par value; 150,000,000 shares authorized, 96,356,270 share issued and fully paid as at December 31, 2009 (2008: US $1 par value, 50,000 shares authorized, 1 share issued and outstanding as at December 31, 2008)

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As at December 31
	2008	2009
	RMB’000	RMB’000

Preferred shares	—	171
(US$0.001 par value; 30,000,000 shares authorized, 25,101,220 share issued and fully paid as at December 31, 2009 (2008: NIL)
Capital reserves	—	1,366,912
Other reserves	—	340,673
Accumulated deficit	(368)	(3,482)

Total equity	(368)	1,704,933

TOTAL EQUITY AND LIABILITIES	10	1,707,657

CONDENSED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM MARCH 20, 2008 (DATE OF INCORPORATION) TO
DECEMBER 31, 2008 AND YEAR ENDED DECEMBER 31, 2009

	March 20, 2008
	(Date of
	Incorporation)	Year Ended
	to December 31,	December 31,
	2008	2009
	RMB’000	RMB’000

Cash flow from operating activities:
Net (loss)/profit	(368)	338,501
Dividend distribution	—	(341,615)
Increase in payables	378	2,346

Net cash provided by operating activities	10	(768)
Net cash used in investing activities	—	(336,499)
Net cash provided by financing activities	—	337,290

Net increase in cash	10	23
Cash, beginning of the period/year	—	10
Cash, end of the period/year	10	33

Note A — Basis of Preparation

The Company is an investment holding company and prepared the above financial statements in accordance with IFRS. As specified in Note 31, subject to the exceptions set out in Note 31, there are restrictions on the Company’s ability to obtain funds from its subsidiary through dividends, loans or advances. Accordingly, these condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, the Company’s investment in its consolidated subsidiary is presented under the cost method as discussed in Note B. These parent-only financial statements should be read in conjunction with the Company’s consolidated financial statements included elsewhere herein.

Note B — Investment in subsidiary

The Company uses cost method to record its investment in subsidiary. Under the restructuring discussed in Note 1, the Company issued an additional 99,999,000 ordinary shares to FEEL in exchange for 50,000 ordinary shares of MIE, FEEL’s entire interest in MIE at the time of exchange. The initial cost of

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

investment in MIE is recorded at the fair value of the MIE shares acquired at the date of transaction, with a corresponding credit to equity. The fair value of these shares was US$200 million (RMB 1,367,640).

Note C — Share-based compensation

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the Group is treated as a capital contribution. The fair value of employee services received, measured by reference to the grant date fair value, is recognized over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.

33.	SUBSEQUENT EVENTS

(a)  Sale of Series B Preferred Shares to Harmony Energy Limited by FEEL

On February 5, 2010, FEEL, MIE and the Company entered into a shares purchase agreement with Harmony Energy Limited, a company incorporated in British Virgin Islands and a wholly owned subsidiary of Ever Union Capital Limited, pursuant to which FEEL sold 36,425,120 Series B preferred shares for a consideration of US$ 89,970,000 (RMB 614,495,000). As FEEL was not at that time the holder of any Series B preferred shares, the Company redeemed 18,212,560 ordinary shares held by FEEL and issued in exchange 36,425,120 Series B preferred shares to FEEL, which were transferred to Harmony Energy Limited upon completion on March 10, 2010.

Each Series B preferred share:

•	has the same voting and dividend rights, other than deemed dividends, as those of the ordinary share into which such Series B preferred share is convertible;

•	is convertible, at the option of the holder at any time, into fully paid ordinary shares at the applicable conversion rate;

•	will automatically convert into fully paid ordinary shares at the applicable conversion rate immediately prior to a qualified IPO; and

•	is convertible at the initial conversion rate of 2:1

In the event of a liquidation, dissolution or winding up of the Company, the available assets and funds of the Company are distributed to the series A and series B preferred shareholders, on a pro rata basis. The holders of the series B preferred shares are entitled to recover the original purchase price.

(b)  Declaration of cash dividends of $20 million

On March 7, 2010, the Company declared a cash dividend of US$20 million (RMB136,564,000) in favor of the shareholders of the Company which was paid to the shareholders of the Company on March 9, 2010.

(c)  Intention to acquire GOC’s 10% participating interest in the existing PSCs

On April 8, 2010, the Company signed a Memorandum of Understanding in respect of a possible acquisition of all of GOC’s 10% participating interest in the Daan, Miao 3 and Moliqing PSCs (the “Interest”). Total consideration is to be the Company’s equity value immediately prior to the IPO divided by 0.9 and times 10%. The consideration for the Interest will be settled by the Company in a combination of cash and stock of the Company.

The assignment of the Interest is subject to negotiation and execution of a definitive agreement and approval by China National Petroleum Corporation, PetroChina and other relevant authorities in China.

MIE HOLDINGS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)  Intention to acquire new interests in other PSCs

On April 2, 2010 and April 3, 2010, the Company signed two Memorandum of Understandings in respect of possible acquisitions of participating interests in certain PSCs in the Jilin Province. If the Company wishes to acquire the participating interest, the consideration, to be paid in cash upon completion, will be based on the entitlement to oil from each participating interest, as determined by reserve reports issued by an independent international oil reserve valuation company, priced at US$12 per barrel.

The acquisitions of the participating interests are subject to negotiations and execution of definitive agreements and approval by PetroChina, its local branch and other relevant authorities in China.

(e)  Deemed dividend

On April 9, 2010, the Board ratified the March 31, 2010 deemed dividend of US$11.9 million (RMB81.1 million) to Far East Energy Limited, as allowed by the Fourth Amended and Restated Memorandum and Articles of Association of the Company and the Shareholders Agreement, as the dividend was used to settle the outstanding receivables from FEEL and did not exceed US$12 million.

(f)  Release of share mortgages

On April 9, 2010, CITIC Ka Wah Bank Limited, CITIC Ka Wah Bank (China) Limited, Beijing Branch and CITIC Ka Wah Bank (China) Limited Guangzhou Branch (the “Lenders”) provided a letter to the Company, Far East Energy Limited, Mr. Zhang Rui Lin, Mr. Zhao Jiang Wei and Mr. Shang Zhiguo wherein the Lenders agreed to release the 51% of the shares in the Company pledged by Far East Energy Limited to the Lenders, and the 51% of the shares in Far East Energy Limited pledged by Mr Zhang Rui Lin, Mr Zhao Jiang Wei and Mr Shang Zhiguo to the Lenders, in exchange for a corporate guarantee from the Company to the Lenders upon the Company’s listing.

(g)  On April 16, 2010, in preparation for the intended Qualified IPO, the shareholders approved resolutions effecting certain amendments to the authorized and issued share capital to:

•	effect a 10-for-one split of the Company’s share capital pursuant to which each ordinary share, Series A preferred share and Series B preferred share of the Company was subdivided into 10 shares at a par value of US$0.001 per share, such that the authorized share capital of the Company of US$230,000 is divided into 150,000,000 ordinary shares of a par value of US$0.001 each, 30,000,000 Series A preferred shares of a par value of US$0.001 each and 50,000,000 Series B preferred shares of a par value of US$0.001 each.

•	Adjust 607,287 ordinary shares of a par value of US$0.01 each reserved under the 2009 Stock Incentive Compensation for delivery in connection with the grant, vesting or other issuance of stock incentive awards to 6,072,870 ordinary shares of a par value of US$0.001 each, to reflect the subdivision of the Company’s ordinary shares approved by the shareholders of the Company.

•	immediately upon the closing of the Qualified IPO:

•	convert all of the then currently issued and outstanding 25,101,220 Series A preferred shares into 25,101,220 ordinary shares in accordance with the conversion rights disclosed in Note 14; and

•	convert all of the then currently issued 36,425,120 Series B preferred shares into 18,212,560 ordinary shares in accordance with the conversion rights disclosed in Note 14.

All share and per share amounts presented in the consolidated financial statements have been restated on a retroactive basis to reflect the effect of share split and issuances.

MIE HOLDINGS CORPORATION AND ITS SUBSIDIARY

SUPPLEMENTARY INFORMATION ON OIL & GAS ACTIVITIES
(UNAUDITED)

(All amounts are stated in Reminibi unless otherwise stated)

The following disclosures are included in accordance with the Financial Accounting Standards Board’s Accounting Standards Update No. 2010-03 “Extractive Activities — Oil and Gas (Topic 932)”. The Group has prepared its financial statements under IFRS and the information for years ended December 31, 2007, 2008 and 2009 in the following disclosures are prepared in accordance with IFRS.

a)	Reserves Quantity Information

The estimates of proved oil reserves are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil reservoirs under existing economic and operating conditions, with no provision for price and cost escalations. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. Estimates of proved oil reserves have been made by independent engineers from Ryder Scott Company Petroleum Consultants. The Company’s net proved reserves consist of those volumes which are projected to be recovered from the production sharing contracts for its oil properties in the PRC. The Company’s net entitlement share is after deducting Value Added Tax (“VAT”) and royalty payable to the government.

The reserve estimate includes numerous assumptions and estimates relating to factors such as initial production rates, initial oil in place estimates, production decline rates, ultimate recovery of reserves, water flooding effectiveness, future oil-water ratios, injector performance, volume conversion factor, timing and amount of capital expenditures, future oil prices and operating costs that may be imposed during the production life of the reserves. Many of these assumptions and estimates are subject to change and are beyond the Company’s control. Actual reserves may vary from the estimate and such variations could be material.

The Company determines its net entitlement oil reserves under the production sharing contracts using the economic interest method.

Proved developed and undeveloped net reserves:

Mbbls

December 31, 2006	21,604
Discoveries and extensions (Note 1)	3,479
Improved recovery (Note 2)	3,860
Productions	(2,350)
Revision of prior estimates (Note 3)	8,715

December 31, 2007	35,308
Discoveries and extensions (Note 1)	—
Improved recovery (Note 2)	4,784
Productions	(2,983)
Revision of prior estimates (Note 3)	(10,153)

December 31, 2008	26,956

MIE HOLDINGS CORPORATION AND ITS SUBSIDIARY

SUPPLEMENTARY INFORMATION ON OIL & GAS ACTIVITIES
(UNAUDITED) — (Continued)

(All amounts are stated in Reminibi unless otherwise stated)

Mbbls

December 31, 2008	26,956
Discoveries and extensions(Note 1)	3,737
Improved recovery (Note 2)	2,286
Productions	(2,788)
Revision of prior estimates (Note 3)	703

December 31, 2009	30,894

Proved developed and undeveloped net reserves:

	As of December 31,
	2007	2008	2009
	(In Mbbls)

Developed	13,303	17,374	19,195
Undeveloped (Note 4)	22,005	9,582	11,699

Total Proved	35,308	26,956	30,894

Note 1:	Volume changes attributed to discoveries and extensions are calculated by determining the difference in total proven area between periods multiplied by the proven primary recovery factor.

Note 2:	In respect of new areas, partially included in discoveries and extensions (refer Note 1 above) the incremental benefit associated with waterflooding, above the primary recovery factor, is included within improved recovery.

Note 3:	In 2007 the change was due principally to changes in oil price, production costs and changes to technical data, and in 2008 the change was principally due to changes in oil price and production costs. In 2009, the changes are due to increase in oil price offset by lower performance factors.

Note 4:	The increase of proved undeveloped reserve in 2009 is attributable to discoveries and extensions, improved recovery and revision of prior estimates by 3,737,000 barrels, 2,286,000 barrels and 378,000 barrels respectively before transferring 4,284,000 barrels to proved developed reserve.

b)	Results of operations

	Year ended December 31,
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Net sales to customers	1,221,624	1,971,688	1,166,827
Operating expenses (Note 1)	(128,177)	(122,710)	(153,386)
Depreciation, depletion and amortization (Note 2)	(288,688)	(497,623)	(418,497)
Impairment	—	(32,000)	—
Special oil gain levy	(159,998)	(538,126)	(73,308)
Results of operations before tax	644,761	781,229	521,636
Income taxes	(193,428)	(195,307)	(130,409)

Results of operations	451,333	585,922	391,227

MIE HOLDINGS CORPORATION AND ITS SUBSIDIARY

SUPPLEMENTARY INFORMATION ON OIL & GAS ACTIVITIES
(UNAUDITED) — (Continued)

(All amounts are stated in Reminibi unless otherwise stated)

Note 1:	Operating expenses mainly include the costs of oil lifting, well repair and maintenances. Distribution expenses and administrative expenses of RMB 59,538,000, RMB 67,147,000 and RMB77,809,000 that support the oil filed operations for the year ended December 31, 2007, 2008 and 2009 are not included. Staff costs that are associated with oil field operations are included in those operating expenses and administration expenses.

Note 2:	The Company historically prepared, and continues to prepare, IFRS financial statements. Under IFRS, the Company depreciates, depletes and amortizes its oil properties using unit of production over its oil reserves which are based on the definition as set out in the Petroleum Resource Management System approved by Society of Petroleum Engineers, World Petroleum Council, American Association of Petroleum Geologist and Society of Petroleum Evaluation Engineers. That definition differs from the SEC definition of oil reserves. If the Company used the reserves as defined by SEC rules, depreciation, depletion and amortization for financial years ended December 31, 2007, 2008 and 2009 would have been RMB 279,028,384, RMB 531,944,872 and RMB 411,899,753.

c)	Capitalized costs

	Year ended December 31,
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Proved oil properties	2,304,113	3,607,055	4,202,027
Accumulated depreciation and impairment*	(610,831)	(1,108,454)	(1,526,951)
Impairment		(32,000)	(32,000)

Net capitalized costs	1,693,282	2,466,601	2,643,076

* Note:	The Company historically prepared, and continues to prepare, IFRS financial statements. Under IFRS, the Company depreciates, depletes and amortizes its oil properties using unit of production over its oil reserves which are based on the definition as set out in the Petroleum Resource Management System approved by Society of Petroleum Engineers, World Petroleum Council, American Association of Petroleum Geologist and Society of Petroleum Evaluation Engineers. That definition differs from the SEC definition of oil reserves. If the Company used the reserves as defined by the SEC rules, accumulated depreciation, depletion and amortization as at December 31, 2007, 2008 and 2009 would have been RMB 685,691,023, RMB 1,217,635,896 and RMB 1,629,535,649 respectively.

d)	Costs incurred

	Year ended December 31,
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Development costs	844,474	1,326,020	549,972

Total costs incurred	844,474	1,326,020	594,972

MIE HOLDINGS CORPORATION AND ITS SUBSIDIARY

SUPPLEMENTARY INFORMATION ON OIL & GAS ACTIVITIES
(UNAUDITED) — (Continued)

(All amounts are stated in Reminibi unless otherwise stated)

e)	Present value of estimated future net cash flows

In calculating the standardized measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Company’s estimated annual future production from proved reserves to determine future cash flows for the years ended December 31, 2007 and 2008. In 2009, in accordance with the new SEC requirement, the price used to determine future cash inflows was based on the 12-month unweighted average price of hydrocarbon on the first day of every month. Application of this new rule resulted in a lower price being used in 2009 as compared to the price that would have been used in compliance with the old rules. The oil price used to estimate proved reserves and in the calculation of the standardized measure was US$58.05 as at December 31, 2009, (2008: US$34.38, 2007: US$90.83 using the old rules).Future development costs are estimated based upon constant price assumptions and the assumption of the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimated future pre-tax cash flows after amortization for the tax cost of the oil properties based upon existing laws and regulations. The discount was computed by the application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly from yearly average levels.

Present value of estimated net future cash flow

		Year ended December 31,
	Note	2007	2008	2009
		RMB’000	RMB’000	RMB’000

Future cash inflows	1	23,426,150	6,334,054	12,245,953
Future production costs		(9,539,200)	(2,501,402)	(3,912,238)
Future development costs	2	(3,451,792)	(903,805)	(1,891,097)
Future income taxes		(2,263,651)	(288,472)	(1,086,012)
Future net cash flows		8,171,507	2,640,375	5,356,606
10% discount factor		(4,191,923)	(1,165,135)	(2,303,138)

Standardized measure		3,979,584	1,475,240	3,053,468

(1)	Future cash inflows are derived from the Company’s entitlement under the production sharing contracts. The Company’s net entitlement is after deducting Value Added Tax (“VAT”) and royalty payable to the Government.

(2)	Future development costs include the estimated costs of drilling future developments (production and water injection) wells and construction of production and other infrastructure facilities.

MIE HOLDINGS CORPORATION AND ITS SUBSIDIARY

SUPPLEMENTARY INFORMATION ON OIL & GAS ACTIVITIES
(UNAUDITED) — (Continued)

(All amounts are stated in Reminibi unless otherwise stated)

Changes in the Standardized Measure of Discounted Future Net Cash Flows

	Year ended December 31,
	2007	2008	2009
	RMB’000	RMB’000	RMB’000

Standardized measure, beginning of period:	1,399,539	3,979,584	1,475,240
Changes resulting from:
Sales of production, net of royalties and production costs	(873,911)	(1,243,705)	(862,324)
Net change in prices, net of royalties and production costs	1,554,179	(4,209,927)	2,142,056
Extensions, discoveries and improved recovery, net of related future costs	404,822	1,377,945	44,526
Change in estimated future development costs	(163,394)	(192,627)	(1,832)
Development costs incurred during the year	587,582	1,105,940	572,364
Revisions in quantity estimates	1,580,740	(686,907)	47,309
Accretion of discount	155,268	476,528	130,955
Net change in income taxes	(671,091)	961,224	(491,731)
Changes in timing and other	5,850	(92,815)	(3,095)

Standardized measure, end of period	3,979,584	1,475,240	3,053,468

Through and including          , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

12,000,000 American Depositary Shares
Representing
30,000,000 Ordinary Shares

MIE Holdings Corporation

PROSPECTUS

BofA Merrill Lynch	J.P.Morgan

Macquarie Capital	RBC Capital Markets

          , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Island courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant’s Memorandum and Articles of Association provide that each officer or director of the registrant, and every one of their heirs, executors and administrators shall be indemnified out of the assets of the registrant against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part, or in which he or she is acquitted or in connection with any application in which relief is granted to him or her by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the registrant.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering. References to share information and per share data reflect the 10-to-1 share split effected on April 16, 2010, in which every ordinary share, series A preferred share and series B preferred share was subdivided into ten ordinary shares, series A preferred shares and series B preferred shares, respectively, and the par value of the shares was changed from $0.01 per share to $0.001 per share.

		Number
		of
		Securities
		Originally
Purchaser	Date of Issuance	Issued	Title of Securities	Type of Exemption	Consideration

Far East Energy Limited	January 12, 2009	99,999,000	Ordinary shares, par value $0.001 each	Regulation S	Transfer of 50,000 ordinary shares in MI Energy Corporation
TPG Star Energy Ltd.	July 9, 2009	21,457,490	Series A preferred shares, par value $0.001 each	Accredited investor in reliance on Section 4(2)	$53,000,000
Sino Link Limited	October 30, 2009	3,643,730	Series A preferred shares, par value $0.001 each	Regulation S	Redemption of 3,643,730 ordinary shares held by Far East Energy Limited
Harmony Energy Limited	March 10, 2010	36,425,120	Series B preferred shares, par value $0.001 each	Regulation S	Redemption of 18,212,560 ordinary shares held by Far East Energy Limited

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b) Financial Statement Schedules.

All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9.	Undertakings

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on May 6, 2010.

MIE Holdings Corporation

By:	/s/ Ruilin Zhang
Name:     Ruilin Zhang

Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities held on May 6, 2010.

Signature		Title

/s/ Ruilin Zhang Ruilin Zhang		Chairman and Chief Executive Officer (principal executive officer)

* Allen Mak		Director and Chief Financial Officer (principal financial officer and principal accounting officer)

* Forrest L. Dietrich		Director

* Jiangwei Zhao		Director

* Name: Donald J. Puglisi Title: Managing Director Puglisi & Associates		Authorized U.S. Representative

* By:	/s/ Ruilin Zhang Ruilin Zhang Attorney-in-Fact

MIE HOLDINGS CORPORATION

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

1	.1*	Form of Underwriting Agreement
3	.1†	Form of Amended and Restated Memorandum and Articles of Association of the Registrant
3	.2†	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect
4	.1†	Registrant’s specimen American Depositary Receipt (included in Exhibit 4.3)
4	.2†	Registrant’s specimen certificate for ordinary shares
4	.3†	Form of Deposit Agreement among the Registrant, the Depositary and all Holders and Beneficial Owners of American Depositary Shares issued thereunder
5	.1†	Opinion of Maples and Calder regarding the validity of ordinary shares being registered
8	.1†	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8	.2†	Opinion of Latham & Watkins LLP regarding certain U.S. tax matters
8	.3†	Opinion of Zhong Lun Law Firm regarding certain PRC tax matters
10	.1†	Petroleum Contract for Development and Production of the Daan Oil Field of Jilin Province of PRC between China National Petroleum Corporation and Global Oil Corporation dated December 16, 1997
10	.2†	Supplemental Agreement Concerning the Recovery of Additional Development Costs under the Petroleum Contract for Development and Production of the Daan Oil Field of Jilin Province of PRC by and among China National Petroleum Corporation, Global Oil Corporation and MI Energy Corporation dated September 25, 2008
10	.3†	Petroleum Contract for Development and Production of the Miao 3 Oil Field of Jilin Province of PRC between China National Petroleum Corporation and Global Oil Corporation dated December 16, 1997
10	.4†	Petroleum Contract for Development and Production of the Moliqing Oil Field of Jilin Province of PRC between China National Petroleum Corporation and Global Oil Corporation dated September 25, 1998
10	.5†	Crude Oil Sales Contract of Daan, Moliqing and Miao 3 Oil Fields of Jilin Province between China National Petroleum Sales Corporation and Microbes Inc. dated December 28, 2000
10	.6†	English Translation of Supplemental Memorandum for Contract for Sale of Crude Oil of Daan, Moliqing and Miao 3 Oil Fields of Jilin Province between China National Petroleum Sales Corporation, PetroChina Company Limited, Microbes Inc. and MI Energy Corporation dated March 5, 2004
10	.7†	Amendment to the Stock Purchase Agreement dated May 19, 2008 between Microbes Inc., Far East Energy Limited and MI Energy Corporation
10	.8†	English Translation of Termination Agreement for Cooperation Agreement by and among Far East Energy Limited, MI Energy Corporation and Full Fame Enterprises Limited dated June 19, 2008
10	.9†	English Translation of Deed of Termination for Share Purchase Agreement by and among Far East Energy Limited, MI Energy Corporation and Full Fame Enterprises Limited dated June 19, 2008
10	.10†	Agreement between Far East Energy Limited and MI Energy Corporation dated September 18, 2007
10	.11†	Agreement between MI Energy Corporation and Ruilin Zhang dated September 18, 2007
10	.12†	Agreement between Ruilin Zhang and Far East Energy Limited dated September 18, 2007
10	.13†	Intercompany Loan Agreement between MI Energy Corporation and Far East Energy Limited dated May 8, 2008
10	.14†	Intercompany Loan Agreement (MIE Loan 2) between MI Energy Corporation and Far East Energy Limited dated June 26, 2008
10	.15†	Assignment of FEEL Loan Agreement between MI Energy Corporation and Standard Bank Asia Limited dated May 8, 2008
10	.16†	Intercompany Loan Agreement between MI Energy Corporation and Registrant dated July 9, 2009
10	.17†	Tripartite Agreement by and among MI Energy Corporation, Far East Energy Limited and Ruilin Zhang dated December 31, 2008
10	.18†	Guarantee by Ruilin Zhang in favor of MI Energy Corporation dated January 12, 2009

Exhibit
Number		Description of Exhibit

10	.19†	Assignment of Guarantee by Ruilin Zhang between MI Energy Corporation and Standard Bank Asia Limited dated January 12, 2009
10	.20†	Service Contract between Registrant and Ruilin Zhang dated July 9, 2009
10	.21†	Share Purchase Agreement between Far East Energy Limited and Full Fame Enterprises Limited dated June 19, 2008
10	.22†	Share Exchange Agreement between Far East Energy Limited and Registrant dated January 12, 2009
10	.23†	Shares Purchase Agreement relating to the purchase of 197,049 ordinary shares of Registrant by and among Standard Bank Plc, Ruilin Zhang, Jiangwei Zhao, Zhiguo Shang and Far East Energy Limited dated January 12, 2009
10	.24†	Amendment to Share Purchase Agreement relating to the purchase of 197,049 ordinary shares of Registrant by and among Standard Bank Plc, Ruilin Zhang, Jiangwei Zhao, Zhiguo Shang, MI Energy Corporation, Registrant and Far East Energy Limited dated June 24, 2009
10	.25†	Shares Purchase Agreement relating to the purchase of 197,049 ordinary shares of Registrant by and among Standard Bank Plc, Ruilin Zhang, Jiangwei Zhao, Zhiguo Shang, MI Energy Corporation, Registrant and Far East Energy Limited dated October 30, 2009
10	.26†	First Amendment and Restatement Agreement relating to an Option Agreement dated January 12, 2009, by and among Far East Energy Limited, Registrant, MI Energy Corporation and Standard Bank Plc dated June 26, 2009
10	.27†	Termination Agreement relating to an Option Agreement as amended and restated pursuant to an Amendment and Restatement Agreement by and among Far East Energy Limited, Registrant, MI Energy Corporation and Standard Bank Plc dated October 30, 2009
10	.28†	Series A Preferred Shares Subscription and Put Option Agreement relating to the Subscription of, and Put Option Rights over, Series A Preferred Shares of Registrant, by and among TPG Star Energy Ltd., Far East Energy Limited, Registrant and MI Energy Corporation dated June 19, 2009
10	.29†	Amendment to Series A Preferred Shares Subscription and Put Option Agreement relating to the Subscription of, and Put Option Rights over, Series A Preferred Shares of Registrant, by and among TPG Star Energy Ltd., Far East Energy Limited, Registrant and MI Energy Corporation dated July 9, 2009
10	.30†	Second Amendment to Series A Preferred Shares Subscription and Put Option Agreement relating to the Subscription of, and Put Option Rights over, Series A Preferred Shares of Registrant, by and among TPG Star Energy Ltd., Far East Energy Limited, Registrant and MI Energy Corporation dated October 30, 2009
10	.31†	Shares Purchase Agreement relating to the purchase of 364,373 Series A Preferred Shares of Registrant by and among Sino Link Limited, Ruilin Zhang, Jiangwei Zhao, Zhiguo Shang, MI Energy Corporation, Registrant and Far East Energy Limited dated October 26, 2009
10	.32†	Amended and Restated Shareholders’ Agreement in relation to Registrant by and among TPG Star Energy Ltd., Sino Link Limited, Far East Energy Limited, MI Energy Corporation and Registrant dated October 30, 2009
10	.33†	Agreement of Adherence by and among Registrant, TPG Star Energy Co-Invest, LLC, TPG Star Energy Ltd., Sino Link Limited, Far East Energy Limited and MI Energy Corporation dated December 15, 2009
10	.34†	Share Charge by Far East Energy Limited in favor of TPG Star Energy Ltd. dated July 9, 2009
10	.35†	Shares Purchase Agreement relating to the purchase of 3,642,512 series B preferred shares of Registrant by and among Harmony Energy Limited, Ruilin Zhang, Jiangwei Zhao, Zhiguo Shang, MI Energy Corporation, Registrant and Far East Energy Limited dated February 5, 2010
10	.36†	English Translation of Form of Oil Well Repair and Water Pump Examination Contract between MI Energy Corporation and Jilin Guotai Petroleum Development Company
10	.37†	English Translation of Deposit Pledge Agreement between MI Energy Corporation and Shanghai Pudong Development Bank, Dalian Branch, dated July 28, 2008
10	.38†	English Translation of Deposit Pledge Agreement between MI Energy Corporation and Shanghai Pudong Development Bank, Dalian Branch, dated March 11, 2009
10	.39†	Form of Indemnification Agreement with the Registrant’s directors and officers
10	.40†	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant

Exhibit
Number		Description of Exhibit

10	.41†	New First Amendment and Restatement Agreement relating to a borrowing base facility agreement dated October 29, 2007 between MI Energy Corporation and Standard Bank Asia Limited dated January 12, 2009
10	.42†	Facility Agreement by and among MI Energy Corporation, China CITIC Bank Corporation Limited (Guangzhou Branch), CITIC Ka Wah Bank Limited and the Banks and other Financial Institutions dated July 28, 2009
10	.43†	Amendment Letter from MI Energy Corporation, Registrant, Far East Energy Limited, Jiangwei Zhao, Ruilin Zhang and Zhiguo Shang to CITIC Ka Wah Bank Limited dated October 29, 2009
10	.44†	Share Mortgage of Registrant entered into between Far East Energy Limited and CITIC Ka Wah Bank Limited dated July 28, 2009
10	.45†	Share Mortgage of Far East Energy Limited entered into by and among Ruilin Zhang, Jiangwei Zhao, Zhiguo Shang and CITIC Ka Wah Bank Limited dated July 28, 2009
10	.46†	Share Mortgage of MI Energy Corporation entered into between Registrant and CITIC Ka Wah Bank Limited dated July 31, 2009
10	.47†	Second Amended and Restated Shareholders Agreement in relation to Registrant by and among TPG Star Energy Ltd., TPG Star Energy Co-Invest, LLC, Sino Link Limited, Harmony Energy Limited, Far East Energy Limited, MI Energy Corporation and Registrant dated March 10, 2010
10	.48†	Credit Support Agreement by and among TPG Star Energy Ltd., Harmony Energy Limited, Far East Energy Limited, MI Energy Corporation and Registrant dated March 10, 2010
10	.49†	Deed of Partial Release and Amendment between TPG Star Energy Ltd. and Far East Energy Limited dated March 10, 2010
10	.50†	Share Charge by Harmony Energy Limited in favor of TPG Star Energy Ltd. dated March 10, 2010
10	.51†	2009 Stock Incentive Plan
10	.52†	Registration Rights Agreement entered into by and among TPG Star Energy Ltd., TPG Star Energy Co-Invest, LLC, Sino Link Limited and Registrant dated April 22, 2010
10	.53†	Supplemental Agreement Relating to Facility Agreement by and among MI Energy Corporation, CITIC Ka Wah Bank Limited as Facility Agent and CITIC Ka Wah Bank Limited as Offshore Security Agent dated May 3, 2010
10	.54†	Form of Guarantee entered into between Registrant and CITIC Ka Wah Bank Limited as Offshore Security Agent in respect of the obligations of MI Energy Corporation under Facility Agreement
10	.55†	Form of Deed of Release of Share Mortgage of Registrant by CITIC Ka Wah Bank Limited as Offshore Security Agent in favor of Far East Energy Limited as Mortgagor
10	.56†	Form of Deed of Release of Share Mortgage of Far East Energy Limited by CITIC Ka Wah Bank Limited as Offshore Security Agent in favor of Ruilin Zhang, Jiangwei Zhao, Zhiguo Shang as Mortgagors
21	.1†	Subsidiary of the Registrant
23.1		Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an Independent Registered Public Accounting Firm
23	.2†	Consent of Ryder Scott Company Petroleum Consultants
23	.3†	Consent of Maples and Calder (included in Exhibit 5.1)
23	.4†	Consent of Latham & Watkins LLP (included in Exhibit 8.2)
23	.5†	Consent of Zhong Lun Law Firm
23	.6†	Consent of Jianping Mei
23	.7†	Consent of Jeffrey W. Miller
24	.1†	Powers of Attorney (included on signature page)
99	.1†	Code of Business Conduct and Ethics of the Registrant
99	.2†	Report of Ryder Scott Company Petroleum Consultants for the year ended December 31, 2009.

*	To be filed by amendment

†	Filed previously.